Filed Pursuant to Rule 424(b)(3)
Registration No. 333-223559

PROXY STATEMENT OF NEWDOMINION BANK

PROSPECTUS OF PARK NATIONAL CORPORATION

Merger Proposal — Your Vote Is Important

DEAR NEWDOMINION BANK SHAREHOLDERS:
You are cordially invited to attend a special meeting of shareholders of NewDominion Bank (“NewDominion”) which will be held on Wednesday, May 23, 2018, at 10:00 a.m., local time, at the offices of NewDominion, 1111 Metropolitan Avenue, Suite 500, Charlotte, North Carolina 28204.
At the meeting, you will be asked to approve an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among NewDominion, Park National Corporation, an Ohio corporation (“Parent”) and The Park National Bank, a national banking association and a wholly-owned subsidiary of Parent (“Park National Bank”), that provides for Park National Bank’s acquisition of NewDominion through the merger of NewDominion with and into Park National Bank (the “Merger”). Pursuant to the Merger, each share of voting and non-voting common stock of NewDominion, par value $0.25 per share (except for specified shares of NewDominion common stock held by NewDominion or Parent and shares of NewDominion common stock held by shareholders who properly exercise appraisal rights, which we refer to as “excluded shares”), will be converted into the right to receive, at the shareholder’s election, subject to the proration and allocation procedures set forth in the Merger Agreement, either (i) $1.08 in cash, which we refer to as the “cash consideration” or (ii) 0.01023 shares of Parent common stock, without par value, which we refer to as the “stock consideration.” The cash consideration and the stock consideration is referred to collectively as the “merger consideration.”
The total number of shares of NewDominion common stock (including shares subject to NewDominion restricted stock awards that will settle in connection with the Merger but excluding certain excluded shares, including shares of NewDominion held by Parent) that will be converted into the cash consideration is fixed at 40% of the total number of shares of NewDominion common stock outstanding immediately prior to the completion of the Merger (including shares subject to NewDominion restricted stock awards that will settle in connection with the Merger but excluding excluded shares), and the remaining 60% of shares of NewDominion common stock will be converted into the stock consideration. Based on the number of shares of NewDominion common stock outstanding on April 2, 2018, we expect that the payment of the stock portion of the merger consideration will require Parent to issue approximately 483,679 shares of Parent common stock in connection with the Merger. Holders of shares of NewDominion common stock as of immediately prior to the closing of the Merger will hold, in the aggregate, approximately 3.16% of the issued and outstanding shares of Parent common stock immediately following the closing of the Merger (including shares received in respect of equity awards and without giving effect to any shares of Parent common stock held by NewDominion shareholders prior to the Merger).
The value of the cash consideration per share is fixed at $1.08, but the value of the stock consideration will fluctuate as the market price of Parent common stock fluctuates before the completion of the Merger, and may be more or less than the value of the stock consideration on the date of the special meeting or at the time an election is made, and may be more or less than the value of the cash consideration at the completion of the

Merger. Based on the average closing stock price of Parent common stock on the NYSE American stock exchange, which we refer to as the “NYSE American,” for the twenty trading days ending on January 19, 2018, the last full trading day before the execution of the Merger Agreement, of $105.56, the value of the stock consideration was $1.08. Based on the closing stock price of Parent common stock on the NYSE American on April 2, 2018, the latest practicable date before the mailing of this proxy statement/prospectus, of $101.90, the value of the stock consideration was $1.04. You should obtain current stock price quotations for Parent common stock before you vote. Parent common stock is quoted on the NYSE American under the symbol “PRK.” NewDominion common stock is quoted on the OTCPink market of the OTC Markets Group, Inc. under the symbol “NDMN.”
The Merger cannot be completed unless the holders of at least two-thirds of the voting power of the outstanding shares of each class of NewDominion common stock affirmatively vote in favor of the Merger Agreement. Accordingly, our board of directors has unanimously approved and adopted the Merger Agreement and recommends that you vote “FOR” the approval of the Merger Agreement at the special meeting. In considering the recommendation of the board of directors of NewDominion, you should be aware that certain directors and executive officers of NewDominion will have interests in the Merger that may be different from, or in addition to, the interests of NewDominion shareholders generally. See the section entitled “The Merger—Interests of certain persons in the Merger” beginning on page 49 of the accompanying proxy statement/prospectus.
Your vote is very important, regardless of the number of shares of NewDominion common stock you own. To ensure your representation at the NewDominion special meeting, please take time to vote by following the instructions contained in this proxy statement/prospectus and on your proxy card. Please vote promptly whether or not you expect to attend the NewDominion special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the NewDominion special meeting.
Additional information regarding the Merger, the Merger Agreement, NewDominion, Park National Bank and Parent is set forth in the attached proxy statement/prospectus. This document also serves as the prospectus for up to 483,679 shares of Parent common stock that may be issued by Parent in connection with the Merger. We urge you to read this entire document carefully, including the section entitled “Risk Factors” beginning on page 17.
Sincerely,
J. Blaine Jackson
Chief Executive Officer
NewDominion Bank
Neither the Securities and Exchange Commission nor any state securities regulatory body has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
The securities to be issued in connection with the Merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
This proxy statement/prospectus is dated April 5, 2018, and is first being mailed to NewDominion shareholders on or about April 12, 2018.

REFERENCES TO ADDITIONAL INFORMATION
As permitted by the rules of the Securities and Exchange Commission (the “SEC”), this proxy statement/prospectus incorporates important business and financial information about Parent from other documents that are not included in or delivered with this proxy statement/prospectus. These documents are available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/prospectus without charge through the SEC’s website at www.sec.gov, from Parent’s website at www.parknationalcorp.com or by requesting them in writing or by telephone at the following address and telephone number:
Park National Corporation
50 North Third Street, P.O. Box 3500
Newark, OH 43058-3500
Attention: Investor Relations
(740) 322-6844

In order to ensure timely delivery of these documents, you should make your request by May 16, 2018 to receive them before the special meeting.
In addition, if you have questions about the Merger or the special meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact NewDominion, at the following address or by calling the following telephone number:
NewDominion Bank
PO Box 37389
Charlotte, NC 28237
Attention: Investor Relations
(704) 943-5725

NewDominion does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and accordingly does not file documents or reports with the SEC.
PLEASE NOTE
We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.
See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” on pages 85 and 86, respectively.

NEWDOMINION BANK
1111 Metropolitan Avenue, Suite 500
Charlotte, North Carolina 28204
Notice of Special Meeting of Shareholders
Date:     May 23, 2018
Time: _    10:00 a.m., local time
Place:    1111 Metropolitan Avenue, Suite 500, Charlotte, North Carolina 28204
TO THE NEWDOMINION BANK SHAREHOLDERS:
NOTICE IS HEREBY GIVEN that NewDominion Bank (“NewDominion”) will hold a special meeting of shareholders on May 23, 2018 at the offices of NewDominion, 1111 Metropolitan Avenue, Suite 500, Charlotte, North Carolina 28204, at 10:00 a.m. local time. The purpose of the meeting is to consider and vote on the following matters:

•
a proposal to approve the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of January 22, 2018, by and among Park National Corporation, The Park National Bank and NewDominion. A copy of the Merger Agreement is included as Annex A to the proxy statement/prospectus accompanying this notice;

•
the approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to approve the Merger Agreement and the transactions it contemplates; and

•	to transact any other business that properly comes before the special meeting, or any adjournments or postponements thereof.

Holders of record of NewDominion common stock at the close of business on March 28, 2018 are entitled to receive this notice and to vote at the special meeting and any adjournments or postponements thereof. Shareholders of NewDominion may exercise appraisal rights and dissent from the transactions contemplated by the Merger Agreement and, instead, obtain payment in cash of the appraised fair value of their shares of NewDominion common stock as determined under Article 13 of the North Carolina Business Corporation Act (“NCBCA”). In order for such a shareholder of NewDominion to perfect the holder’s appraisal rights, the shareholder must carefully follow the procedure set forth under Article 13 of the NCBCA. The full text of Article 13 of the NCBCA is included as Annex B to the accompanying proxy statement/prospectus, and a summary of these provisions can be found under the caption “The Merger Agreement — NewDominion shareholder appraisal rights.”
The board of directors of NewDominion unanimously recommends that you vote “FOR” approval of the Merger Agreement and “FOR” approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to approve the Merger Agreement and the transactions it contemplates.
Your vote is important. To ensure that your shares are voted at the special meeting, please promptly complete, sign and return the proxy form in the enclosed prepaid envelope (or follow the instructions for voting by internet) whether or not you plan to attend the meeting in person. Shareholders of record who attend the special meeting may revoke their proxies and vote in person, if they so desire.
By Order of the Board of Directors

Charles T. Hodges
Chairman of the Board
Charlotte, North Carolina
April 5, 2018

- i -

Conditions to completion of the Merger	68
Termination	69
Termination fee	70
Management of Park National Bank after the Merger	70
Employee benefit matters	70
Expenses	70
NYSE American stock listing	70
Amendment	70
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF NEWDOMINION	71
COMPARISON OF RIGHTS OF PARENT SHAREHOLDERS AND NEWDOMINION SHAREHOLDERS	73
DESCRIPTION OF PARENT CAPITAL STOCK	78
Authorized capital stock	79
Parent common stock	79
Parent preferred stock	82
Certain anti-takeover effects of Parent’s articles of incorporation and regulations	82
Anti-takeover statutes	83
LEGAL MATTERS	84
EXPERTS	84
SHAREHOLDER PROPOSALS	85
WHERE YOU CAN FIND MORE INFORMATION	85
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	86

Annex A – Agreement and Plan of Merger and Reorganization	A-1
Annex B – Article 13 of the NCBCA	B-1
Annex C – Opinion of Sandler O’Neill & Partners, L.P.	C-1
Annex D – Financial Statements of NewDominion	D-1

- ii -

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What am I being asked to vote on? What is the proposed transaction?

A:
You are being asked to vote on the approval and adoption of the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) that provides for the merger (the “Merger”) of NewDominion Bank (“NewDominion) with and into The Park National Bank (“Park National Bank”), which is a national banking association and a wholly-owned subsidiary of Park National Corporation (“Parent”). Shareholders who elect and receive stock as part of the merger consideration will become shareholders of Parent as a result of the Merger.

Q:	What will NewDominion shareholders be entitled to receive in the Merger?

A:
If the Merger is completed, each share of NewDominion common stock (both voting and non-voting) outstanding immediately prior to the effective time of the Merger, except for appraisal shares and shares of NewDominion common stock owned by NewDominion or Parent (in each case other than shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and shares held, directly or indirectly, by Parent, NewDominion or any wholly-owned subsidiary of Parent or NewDominion in respect of a debt previously contracted), will be converted into the right to receive either (i) $1.08 in cash or (ii) 0.01023 shares of Parent common stock, based on the holder’s election and subject to proration. NewDominion shareholders may elect to receive all cash, all stock or cash for some of their shares and stock for the remainder of the shares they own, subject to the election and proration procedures set forth in the Merger Agreement. The total number of shares of NewDominion common stock (including shares subject to NewDominion restricted stock awards that will settle in connection with the Merger) that will be converted into the cash consideration is fixed at 40% of the total number of shares of NewDominion common stock outstanding immediately prior to the completion of the Merger (including shares subject to NewDominion restricted stock awards that will settle in connection with the Merger), and the remaining 60% of shares of NewDominion common stock will be converted into the stock consideration. As a result, if the aggregate number of shares with respect to which a valid cash or stock election has been made exceeds these limits, shareholders who elected the form of consideration that has been oversubscribed will receive a mixture of both cash and stock consideration in accordance with the proration procedures set forth in the Merger Agreement. See the sections entitled “Description of The Merger Agreement —Consideration to be received in the Merger—Cash Election; Stock Election; Non-Election Shares” and “Description of the Merger Agreement—Consideration to be received in the Merger—Proration.” Cash will be paid in lieu of fractional shares. See the section entitled “Description of the Merger Agreement—Fractional Shares.”

Q:	Can I make an election to select the form of merger consideration I desire to receive?

A:
Yes. NewDominion shareholders may elect to receive all cash, all stock or cash for some of their shares and stock for the remainder of the shares they own, subject to the election and proration procedures set forth in the Merger Agreement.

Q:	Why do NewDominion and Parent want to engage in the transaction?

A:
NewDominion believes that the Merger will provide NewDominion shareholders and its customers with substantial benefits, including the opportunity to participate in a stronger and more diversified organization, and Parent believes that the Merger will provide a platform for its continued strategic growth by entering the Charlotte market. As a larger company, Park National Bank can provide NewDominion’s associates with an expanded product set, including larger and more specialized loans and wealth management capabilities. To review the reasons for the Merger in more detail, see “The Merger — Parent’s reasons for the Merger” on page 32 and “The Merger — NewDominion’s reasons for the Merger; recommendation of NewDominion’s board of directors” on page 30.

Q:	What does the NewDominion board of directors recommend?

A:
NewDominion’s board of directors unanimously recommends that you vote “FOR” approval of the Merger Agreement and “FOR” the approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to approve the Merger Agreement and the transactions it contemplates. NewDominion’s board of directors has determined that the Merger Agreement and the Merger are in the best interests of NewDominion and its shareholders. To review the background and reasons for the Merger in greater detail, see pages 27 to 30.

Q:	What vote is required to approve the Merger Agreement?

A:
NewDominion has two voting groups of shareholders that are entitled to vote on the proposal to approve the Merger Agreement. These voting groups are (1) the holders of shares of NewDominion’s voting common stock and (2) the holders of shares of NewDominion’s non-voting common stock. Holders of these two classes of common stock will vote as separate voting groups on the Merger. While holders of shares of NewDominion non-voting common stock typically do not have voting rights, North Carolina law provides voting rights to otherwise non-voting classes of stock in connection with certain fundamental changes to the corporation, such as the proposed Merger.

Under applicable state and federal law, for the Merger to be approved, the Merger Agreement must be approved, ratified and confirmed by the affirmative vote of the holders owning at least two-thirds of the shares of each class of common stock outstanding and entitled to vote at the special meeting. Abstentions and broker non-votes have the effect of votes against the approval and adoption of the Merger Agreement. NewDominion’s directors and executive officers who own shares of NewDominion voting common stock have agreed to vote their shares in favor of the Merger at the special meeting. These NewDominion directors and executive officers and their affiliates beneficially owned 9,026,332 shares of NewDominion voting common stock (inclusive of shares underlying exercisable stock options) or approximately 23.0% of NewDominion’s voting common stock outstanding as of April 2, 2018. Certain holders of NewDominion’s non-voting common stock have also agreed to vote their shares in favor of the Merger at the special meeting. These NewDominion shareholders and their affiliates owned 33,586,481 shares of NewDominion non-voting common stock or 87.8% of NewDominion’s non-voting common stock outstanding as of April 2, 2018. Parent owns the remaining 12.2% of NewDominion’s non-voting common stock, which will be entitled to vote at the special meeting. Parent’s shareholders will not be voting on the Merger Agreement. See “The Merger — Interests of certain persons in the Merger” on page 49 and “The Merger — Voting agreements” on page 52.

Q:
What vote is required to approve the proposal to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to approve the Merger Agreement and the transactions it contemplates?

A:
The proposal to adjourn the special meeting, if necessary or appropriate to solicit additional proxies, will be approved if the votes cast at the special meeting, in person or by proxy, in favor of the proposal exceed the votes cast against the proposal. Abstentions and broker non-votes are not included in calculating votes cast with respect to the adjournment proposal, and therefore will have no effect on the outcome of the vote on such proposal.

Q:	Why is my vote important?

A:
NewDominion shareholders are being asked to approve the Merger Agreement and thereby approve the Merger. If you do not submit your proxy or vote in person at the special meeting, it will be more difficult for NewDominion to obtain the necessary quorum to hold the special meeting. In addition, your failure to submit your proxy or attend the special meeting will have the same effect as a vote against the Merger Agreement and make it more difficult to obtain the requisite approval of the Merger Agreement.

Q:	What do I need to do now? How do I vote?

A:
You may vote at the special meeting if you own shares of NewDominion common stock of record at the close of business on the record date for the special meeting, March 28, 2018. Holders of both voting and non-voting NewDominion common stock may vote at the special meeting. After you have carefully read and considered the information contained in this proxy statement/prospectus, please complete, sign, date and mail your proxy card in the enclosed prepaid return envelope as soon as possible. Registered shareholders may also appoint the proxies to vote their shares electronically by Internet by following the instructions contained on the enclosed proxy card. Appointing the proxies named on the proxy card to vote your shares for you will enable your shares to be represented at the special meeting, even if you are unable to attend. Registered shareholders may also vote in person at the special meeting if they so elect. If you do not return a properly executed proxy card (or appoint the proxies to vote for you by Internet) and are unable to vote in person at the special meeting, this will have the same effect as a vote against the approval of the Merger Agreement.

Q:	How will my proxy be voted?

A:
If you complete, sign, date and mail your proxy form or validly appoint the proxies to vote by Internet, your proxy will be voted in accordance with your instructions. If you sign, date and send in your proxy form, but you do not indicate how you want to vote, your proxy will be voted FOR approval of the Merger Agreement and FOR the proposal granting authority to adjourn the special meeting if additional votes are needed to approve the Merger. By appointing the proxies to vote your shares at the special meeting, you will also be granting the appointed proxies discretion to vote your shares in accordance with their best judgment on any other matters (procedural or otherwise) that may properly come before the special meeting for action by the shareholders.

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:
No. If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), your broker, bank or other nominee will not vote your shares of common stock unless you provide instructions to your broker, bank or other nominee on how to vote. You should instruct your broker, bank or other nominee to vote your shares by following the instructions provided by the broker, bank or nominee with this proxy statement/prospectus. Please note that you may not vote shares held in street name by returning a proxy card directly to NewDominion or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or nominee.

Q:	Can I revoke my proxy and change my vote?

A:
A shareholder of record may change such holder’s vote or revoke a proxy prior to the special meeting by filing with the secretary of NewDominion a duly executed revocation of proxy or submitting a new proxy form with a later date. A shareholder of record may also revoke a prior proxy by voting in person at the special meeting. A shareholder beneficially owning shares through a broker, bank or other nominee, should follow the instructions provided by such nominee for revoking or changing your vote.

Q:	What if I oppose the Merger? Do I have appraisal rights?

A:
NewDominion shareholders who do not vote in favor of approval of the Merger Agreement and otherwise comply with all of the procedures of Article 13 of the North Carolina Business Corporation Act (the “NCBCA”) will be entitled to receive payment in cash of the fair value of their shares of NewDominion common stock as ultimately determined under the statutory process. A copy of Article 13 of the NCBCA is attached as Annex B to this proxy statement/prospectus. The fair value, as determined under the statute, could be more than the merger consideration but could also be less. The provisions of North Carolina law governing appraisal rights are complex, and you should study them carefully if you wish to exercise these rights. Multiple steps must be taken to properly exercise and perfect such rights.

Q:	What are the tax consequences of the Merger to me?

A:
In general, the conversion of your shares of NewDominion common stock into Parent common stock in the Merger will be tax-free for United States federal income tax purposes. You generally will recognize gain in an amount up to the cash you receive in the Merger, but you may not recognize loss if you receive any Parent common stock in the Merger. Additionally, you will recognize gain or loss on any cash that you receive in lieu of fractional shares of Parent’s common stock. You should consult with your tax adviser for the specific tax consequences of the Merger to you. For a detailed discussion of the tax consequences to you of the Merger, see “The Merger — Material U.S. federal income tax consequences of the Merger” on page 45.

Q:	When and where is the special meeting?

A:
The NewDominion special meeting will take place on Wednesday, May 23, 2018, at 10:00 a.m., local time, at the offices of NewDominion, 1111 Metropolitan Avenue, Suite 500, Charlotte, North Carolina 28204.

Q:	Who may attend the meeting?

A:
Only NewDominion shareholders on the record date may attend the special meeting. If you are a shareholder of record, you will need to present the proxy card that you received or a valid proof of identification to be admitted into the meeting. If you hold your NewDominion shares in street name, you will need to present a "legal proxy" or other acceptable documentation from your bank, broker or nominee and valid proof of identification to be admitted into the meeting.

Q:	Should I send in my stock certificates now?

A:
No. Either at the time of closing or shortly after the Merger is completed, the exchange agent for the Merger will send you a letter of transmittal with instructions informing you how to send in your stock certificates to the exchange agent. You should use the letter of transmittal to exchange your NewDominion stock certificates for the merger consideration. Do not send in your stock certificates with your proxy form or your stock election form.

Q:	When is the Merger expected to be completed?

A:
We will try to complete the Merger as soon as reasonably possible. Before that happens, the Merger Agreement must be approved by NewDominion’s shareholders and we must obtain the necessary regulatory approvals. Assuming shareholders vote to approve the Merger and adopt and approve the Merger Agreement and we obtain the other necessary approvals and satisfaction or waiver of the other conditions to the closing described in the Merger Agreement, we expect to complete the Merger mid-year 2018. See “Description of the Merger Agreement — Conditions to completion of the Merger” on page 68.

Q:	Is completion of the Merger subject to any conditions besides shareholder approval?

A:
Yes. The Merger must receive the required regulatory approvals, and there are other closing conditions that must be satisfied. See “Description of the Merger Agreement — Conditions to completion of the Merger” on page 68.

Q:	Are there risks I should consider in deciding how to vote on the Merger Agreement?

A:	Yes, in evaluating the Merger Agreement, you should read this proxy statement/prospectus carefully, including the factors discussed in the section titled “Risk Factors” beginning on page 17.

Q:	Who can answer my other questions?

A:
If you have more questions about the Merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy form, you should contact NewDominion Bank, PO Box 37389, Charlotte, NC 28237, Attention: Investor Relations or call (704) 943-5725.

SUMMARY
This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the Merger more fully, you should read this entire proxy statement/prospectus carefully, including the annexes and the documents referred to or incorporated by reference into this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. See “Where You Can Find More Information” beginning on page 85.
Information about Parent, Park National Bank and NewDominion (See page 25)
Park National Corporation
50 North Third Street, P.O. Box 3500
Newark, Ohio 43058
(740) 349-8451
Park National Corporation, an Ohio corporation (“Parent,” “we,” “our” or “us”) is a financial holding company subject to regulation under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). Parent was initially incorporated under Delaware law in 1986 and began operations as a bank holding company in 1987. In 1992, Parent changed its state of incorporation to Ohio.
Headquartered in Newark, Ohio, Parent had $7.5 billion in total assets as of December 31, 2017. Parent organization principally consists of 11 community bank divisions, a non-bank subsidiary and two specialty finance companies. Parent’s Ohio-based banking operations are conducted through its subsidiary, The Park National Bank, and its divisions, which include Park National Bank Division, Fairfield National Bank Division, Richland Bank Division, Century National Bank Division, First-Knox National Bank Division, Farmers Bank Division, United Bank, N.A. Division, Second National Bank Division, Security National Bank Division, Unity National Bank Division, and The Park National Bank of Southwest Ohio & Northern Kentucky Division; and Scope Leasing, Inc. (d.b.a. Scope Aircraft Finance). Effective March 30, 2018, the Farmers Bank Division will merge into the First-Knox National Bank Division and, thereafter, 10 community bank divisions will remain. The Parent organization also includes Guardian Financial Services Company (d.b.a. Guardian Finance Company) and SE Property Holdings, LLC.
Parent’s principal executive offices are located at 50 North Third Street, Newark, Ohio 43055, and its telephone number is (740) 349-8451. Parent’s common shares, each without par value, are listed on NYSE American, under the symbol “PRK.”
The Park National Bank
50 North Third Street, P.O. Box 3500
Newark, Ohio 43058
(740) 349-8451
The Park National Bank, a national banking association, is a wholly-owned subsidiary of Parent. Park National Bank is has its main office in Newark, Ohio and financial service offices in Ashland, Athens, Butler, Champaign, Clark, Clermont, Coshocton, Crawford, Darke, Fairfield, Franklin, Greene, Guernsey, Hamilton, Hocking, Holmes, Knox, Licking, Madison, Marion, Mercer, Miami, Morrow, Muskingum, Perry, Richland, Tuscarawas, Warren and Wayne Counties in Ohio. Park National Bank engages in the commercial banking and trust business, generally in small and medium population Ohio communities in addition to operations within the metropolitan areas of Columbus and Cincinnati. Park National Bank operates 111 financial service offices, including 108 branches, in Ohio through 11 banking divisions with: (i) the Park National Bank Division headquartered in Newark, Ohio; (ii) the Fairfield National Bank Division headquartered in Lancaster, Ohio; (iii) the Richland Bank Division headquartered in Mansfield, Ohio; (iv) the Century National Bank Division headquartered in Zanesville, Ohio; (v) the First-Knox National Bank Division headquartered in Mount Vernon, Ohio; (vi) the Farmers Bank Division headquartered in Loudonville, Ohio; (vii) the United Bank, N.A. Division headquartered in Bucyrus, Ohio; (viii) the Second National Bank Division headquartered in Greenville, Ohio; (ix) the Security National Bank Division headquartered in Springfield, Ohio; (x) the Unity National Bank Division headquartered in Piqua, Ohio; and (xi) The Park National Bank of Southwest Ohio & Northern Kentucky Division headquartered in Cincinnati, Ohio. Effective March 30, 2018, the Farmers Bank Division will merge into the First-Knox National Bank Division and, thereafter, Park National Bank will have 10 community bank divisions.
Park National Bank delivers financial products and services through its 111 financial service offices, a network of 133 automated teller machines, as well as telephone and internet-based banking through both personal computers and mobile devices.

NewDominion Bank
1111 Metropolitan Avenue, Suite 500
Charlotte, North Carolina 28204
(704) 943-5700
NewDominion, which was incorporated on January 6, 2005, is a North Carolina state-chartered commercial bank that first opened for business on January 10, 2005. NewDominion offers its commercial and retail customers a variety of community banking products and services through its two full-service banking offices located in Charlotte, North Carolina and Mooresville, North Carolina. NewDominion’s primary market focus is on small- to mid-sized businesses and their owners, real estate developers and investors, and individuals in the greater Charlotte area and surrounding communities, such as Lake Norman. NewDominion is supervised and regulated by the Federal Deposit Insurance Corporation, or FDIC, and the North Carolina Commissioner of Banks.
As of December 31, 2017, NewDominion had total assets of approximately $338 million. NewDominion has one wholly-owned subsidiary, X Holdings, LLC, which is an entity that serves as the bank’s trustee for the bank’s deeds of trust.
NewDominion’s principal executive offices are located at 1111 Metropolitan Avenue, Suite 500, Charlotte, NC 28204. Its telephone number is (704) 943-5700, and its website is www.newdominionbank.com. NewDominion voting common stock is quoted on the OTCPink market of the OTC Markets Group, Inc. under the symbol “NDMN.”
The Merger and the Merger Agreement (See pages 25, 57 and Annex A)
The Merger of NewDominion with and into Park National Bank is governed by the Merger Agreement. The Merger Agreement provides that, if all of the conditions set forth in the Merger Agreement are satisfied or waived, NewDominion will be merged with and into the Park National Bank and will cease to exist. After the consummation of the Merger, Park National Bank will continue as the surviving bank and remain a wholly-owned subsidiary of Parent. The Merger Agreement is included as Annex A to this proxy statement/prospectus and is incorporated by reference herein. We urge you to read the Merger Agreement carefully and fully, as it is the legal document that governs the Merger.
What NewDominion shareholders will receive (See page 57)
If the Merger is completed, each share of NewDominion’s voting and non-voting common stock (except for shares of NewDominion common stock owned by NewDominion or Parent (in each case other than shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and shares held, directly or indirectly, by Parent, NewDominion or any wholly-owned subsidiary of Parent or NewDominion in respect of a debt previously contracted) and appraisal shares) will be converted into the right to either (i) $1.08 in cash, which we refer to as the “cash consideration,” or (ii) 0.01023 shares of Parent common stock, which we refer to as the “stock consideration,” based on the holder’s election and subject to proration. NewDominion shareholders may elect to receive cash consideration for some of their shares and stock consideration for the remainder of the shares they own. The cash consideration and the stock consideration is referred to collectively as the “merger consideration.”
Each NewDominion stock option that has an exercise price per share that is less than $1.08 will be canceled and converted automatically into the right to receive (without interest), with respect to each net share, either cash consideration or stock consideration based on the holder’s election and subject to proration. A “net share” means with respect to a NewDominion stock option, the quotient obtained by dividing (i) the product of (x) the excess, if any, of $1.08 over the per share exercise price of such NewDominion stock option multiplied by (y) the number of shares of NewDominion common stock subject to such NewDominion stock option, by (ii) $1.08. At the effective time, each award in respect of a share of NewDominion common stock subject to vesting, repurchase or other lapse restriction that is outstanding immediately prior to the effective time (which we refer to as a “NewDominion restricted stock award”) will fully vest and be converted into the right to receive, without interest, the merger consideration payable under the Merger Agreement based on the holder’s election in accordance with and subject to the Merger Agreement.
Including payment to be made for cancelling the stock options, the fully diluted total merger consideration is valued at approximately $76.4 million.
The value of the cash consideration is fixed at $1.08. However, the implied value of the stock consideration will fluctuate as the market price of Parent common stock fluctuates before the completion of the Merger. This price will not be known at the time of the special meeting and may be more or less than the current price of Parent common stock or the price of Parent common stock at the time of the special meeting or at the time an election is made, and the implied value of the stock consideration may be more or less than the value of the cash consideration at the completion of the Merger.
Exchange of NewDominion common stock (See page 63)
Once the Merger is complete, the exchange agent will mail you transmittal materials and instructions for exchanging your NewDominion stock certificates for shares of Parent common stock to be issued by book-entry transfer.
Material U.S. federal income tax consequences of the Merger (See page 45)
The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). As a condition to the completion of the Merger, Squire Patton Boggs (US) LLP, counsel to Parent, and Wyrick Robbins Yates & Ponton LLP, counsel to NewDominion, must deliver opinions, dated the closing date of the Merger, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. Assuming the Merger qualifies as a tax-free reorganization, subject to the limitations and more detailed discussion set forth below in the section entitled “Material U.S. federal income tax consequences of the Merger,” a NewDominion shareholder that is a U.S. holder (defined below in the section entitled “Material U.S. federal income tax consequences of the Merger”) and that exchanges all of its shares of NewDominion common stock for Parent common stock and cash pursuant to the Merger will recognize gain (but not loss), and such shareholder’s taxable gain in that case will not exceed the cash received in the Merger.
Tax matters are complicated, and the tax consequences of the Merger to a particular NewDominion shareholder will depend in part on such shareholder’s individual circumstances. Accordingly, you are urged to consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For a more complete discussion of the material U.S. federal income tax consequences of the Merger, see the section entitled, “The Merger—Material U.S. federal income tax consequences of the Merger” beginning on page 45.
Reasons for the Merger (See pages 30 and 32)
NewDominion’s board of directors believes that the Merger is in the best interests of NewDominion and its shareholders, has unanimously adopted the Merger Agreement and unanimously recommends that its shareholders vote “FOR” approval of the Merger Agreement and the Merger contemplated therein.
In its deliberations and in making its determination, NewDominion’s board of directors considered numerous factors, including the following:

•	the business strategy and strategic plan of NewDominion, its prospects for the future, projected financial results and expectations relating to the proposed Merger with Park National Bank;

•
a review of the prospects, challenges and risks of NewDominion remaining independent versus merging with Park National Bank given the current and prospective environment in the financial services industry, including national and local economic conditions, competition and consolidation in the financial services industry and the regulatory and compliance environment;

•
the ability of NewDominion’s shareholders to benefit from potential appreciation of Parent common stock, and the expectation that the combined entity will have superior future earnings and prospects compared to NewDominion’s earnings and prospects on an independent basis;

•
the expected cash dividend payments to be received by NewDominion’s shareholders, as shareholders of Parent following the Merger, due to the current quarterly cash dividend payment of $0.94 per share paid by Parent, although Parent has no obligation to pay dividends in any particular amounts or at any particular times;

•
the advantages of being part of a larger entity, including the expectation of cost savings and operating efficiencies and the ability of a larger institution to compete in the banking environment and to leverage overhead costs, including the cost of financial technology, which the NewDominion board believes is likely to continue to increase in the future;

•	the financial and other terms of the Merger, including the merger consideration, which NewDominion reviewed with its outside financial and legal advisors;

•	the transaction multiples of the Merger consideration to NewDominion’s tangible book value and earnings and the premium over the recent trading price of NewDominion’s stock;

•
the financial analyses presented by Sandler O’Neill to the board of directors of NewDominion with respect to the Merger and the opinion delivered to the board of directors by Sandler O’Neill on January 22, 2018 to the effect that, as of the date of Sandler O’Neill’s opinion, the merger consideration set forth in the Merger Agreement was fair to the holders of NewDominion common stock from a financial point of view;

•
the value of Parent common stock and information concerning the financial performance and condition, business operations, capital levels, asset quality, loan portfolio breakdown, and prospects of Parent and Park National Bank, taking into account the results of NewDominion’s due diligence investigation of Parent and Park National Bank;

•	the greater potential for increased liquidity in the market for Parent common stock, versus an institution of NewDominion’s size;

•	the familiarity of NewDominion’s board of directors and management team with Park National Bank and its business, operations, culture, customers, directors, executive officers and employees;

•	the compatibility of NewDominion’s business, operations and culture with those of Park National Bank;

•	the possible effects of the proposed Merger on NewDominion’s employees and customers; and

•	the likelihood that the Merger will be completed on a timely basis, including the likelihood that the Merger will receive all necessary regulatory approvals in a timely manner.
Parent’s board of directors concluded that the Merger is in the best interests of Parent and its shareholders. In deciding to approve the Merger, Parent’s board of directors considered a number of factors, including:

•	management’s view that the acquisition of NewDominion by Park National Bank provides strong entrance to the attractive Charlotte, North Carolina market;

•
a review of the demographic, economic and financial characteristics of the markets in which NewDominion operates, including existing and potential competition and history of the market areas with respect to financial institutions;

•
Parent management’s view of the people, culture, credit underwriting standards and overall conservative nature of NewDominion, as Park National Bank management had observed since making an initial investment in NewDominion in November 2016;

•	Parent management’s review of NewDominion’s business, operations, earnings and financial condition, including its management, capital levels and asset quality;

•
efficiencies to come from integrating NewDominion’s operations into Park National Bank’s existing operations, including the potential to leverage Park National Bank’s capital, liquidity and operational strengths, product set and capabilities to accelerate growth; and

•	the likelihood that the Merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.
Opinion of NewDominion’s financial advisor (see page 32 and Annex C)
On January 22, 2018, Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) rendered its oral opinion to the NewDominion board of directors, which was subsequently confirmed in writing, to the effect that, as of January 22, 2018 and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill as set forth in its opinion, the merger consideration set forth in the Merger Agreement was fair, from a financial point of view, to NewDominion common shareholders.
Sandler O’Neill’s opinion was directed to the NewDominion board of directors and relates only to the fairness of the merger consideration to be received by NewDominion common shareholders, from a financial point of view. Sandler O’Neill’s opinion does not address any other aspect of the Merger and is not a recommendation to any NewDominion shareholder as to how such shareholder should vote at the special meeting.
The full text of Sandler O’Neill’s January 22, 2018 opinion is included as Annex C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. NewDominion shareholders are urged to read the entire opinion carefully in connection with their consideration of the Merger Agreement.

Board recommendation to NewDominion shareholders (See page 30)
NewDominion’s board of directors believes that the Merger of NewDominion with and into Park National Bank is in the best interests of NewDominion and its shareholders. NewDominion’s board of directors unanimously recommends that you vote “FOR” approval of the Merger Agreement and the Merger contemplated therein.
Interests of officers and directors of NewDominion in the Merger may be different from, or in addition to, yours (See page 49)
When you consider the NewDominion board of directors’ recommendation to vote in favor of the approval of the Merger Agreement, you should be aware that some of NewDominion’s directors and officers may have interests in the Merger that are different from, or in addition to, your interests as shareholders. NewDominion’s board of directors was aware of these interests and took them into account in approving the Merger. These interests include, among others, proposed employee benefits for those who become employees of Park National Bank after the Merger, benefits provided pursuant to employment agreements entered into with certain executive officers of NewDominion, the appointment of certain NewDominion directors to the NewDominion divisional advisory board of Park National Bank, and the provision of merger consideration in exchange for the cancellation of outstanding NewDominion stock options and shares subject to NewDominion restricted stock awards.
Parent and Park National Bank have agreed to maintain in effect the current directors’ and officers’ liability insurance policies maintained by NewDominion or otherwise provide insurance policies of at least the same coverage, subject to limits on availability and cost, for six years. Parent and Park National Bank have also agreed to indemnify and hold harmless the current and former directors, officers and employees of NewDominion and its subsidiaries for all actions taken by them in such capacities prior to the effective time of the Merger, and assume all obligations of NewDominion and its subsidiaries to such directors, officers and employees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time as provided in their organizational documents.
NewDominion shareholders will have appraisal rights in connection with the Merger (See page 52)
NewDominion shareholders may assert appraisal rights with respect to the Merger and, upon complying with the requirements of Article 13 of the NCBCA, will be entitled to receive the fair value of their shares in cash instead of the merger consideration.
In general, to preserve their appraisal rights, NewDominion shareholders who wish to exercise these rights must:

•	be entitled to vote on the Merger;

•	deliver to NewDominion, at or before NewDominion’s special meeting of shareholders, written notice of the shareholder’s intent to demand payment if the Merger is effectuated;

•	not vote their shares for approval of the Merger Agreement; and

•	comply with the other procedures set forth in Sections 55-13-01 through 55-13-31 of the NCBCA.
A copy of Article 13 of the NCBCA pertaining to appraisal rights is attached as Annex B to this proxy statement/prospectus. You should read the text of the statutes carefully and consult with your legal counsel if you intend to exercise these rights.
The Merger and the performance of the surviving bank are subject to a number of risks (See page 17)
There are a number of risks relating to the Merger and to the businesses of Park National Bank, NewDominion and the surviving bank following the Merger. See the “Risk Factors” beginning on page 17 of this proxy statement/prospectus for a discussion of these and other risks and see also the documents that Parent has filed with the SEC and which are incorporated by reference into this proxy statement/prospectus.
NewDominion shareholder approval will be required to complete the Merger and approve the other proposals set forth in the notice (See page 23)
Under applicable state and federal law, for the Merger to be approved, the Merger Agreement must be approved, ratified, and confirmed by the affirmative vote of the holders owning at least two-thirds of the shares of each class of common stock outstanding and entitled to vote at the special meeting. Approval of the proposal to adjourn the special meeting, if necessary, will be approved if the votes cast at the special meeting within a voting group, in person or by proxy, in favor of the proposal exceed the votes cast against the proposal. To establish a quorum within each voting group, shareholders holding at least a majority of the shares of NewDominion common stock entitled to vote at the special meeting within each voting group must be present in person or by proxy at the special meeting. Shareholders may vote their shares in person at the special meeting or by signing and returning the enclosed proxy form (or by appointing the proxies to vote their shares by Internet).
NewDominion’s directors and executive officers who own shares of NewDominion voting common stock have agreed to vote their shares in favor of the Merger at the special meeting. These NewDominion directors and executive officers and their affiliates beneficially owned 9,026,332 shares of NewDominion voting common stock (inclusive of shares underlying exercisable stock options) or approximately 23.0% of NewDominion’s voting common stock outstanding as of April 2, 2018. Certain holders of NewDominion’s non-voting common stock have also agreed to vote their shares in favor of the Merger at the special meeting. These NewDominion shareholders and their affiliates owned 33,586,481 shares of NewDominion non-voting common stock or 87.8% of NewDominion’s non-voting common stock outstanding as of April 2, 2018. Parent owns the remaining 12.2% of NewDominion’s non-voting common stock, which will be entitled to vote at the special meeting. Parent’s shareholders will not be voting on the Merger Agreement. See “The Merger — Voting agreements” on page 52.
NewDominion special meeting (See page 22)
The special meeting of shareholders will be held at the offices of NewDominion, 1111 Metropolitan Avenue, Suite 500, Charlotte, North Carolina 28204, on Wednesday May 23, 2018 at 10:00 a.m., local time. NewDominion’s board of directors is soliciting proxies for use at the special meeting. At the special meeting, NewDominion shareholders will be asked to vote on a proposal to approve the Merger Agreement.
Record date for the special meeting; revocability of proxies (See pages 22 and 24)
You may vote at the special meeting if you own shares of NewDominion common stock of record at the close of business on March 28, 2018. You will have one vote for each share of NewDominion common stock (whether designated as voting or non-voting) you owned on that date. Shareholders of record may change their vote or revoke a previously given proxy prior to the special meeting by filing with the secretary of NewDominion a duly executed revocation of proxy or submitting a new proxy form with a later date. Shareholders of record may also vote in person at the special meeting.
Completion of the Merger is subject to regulatory approvals (See page 49)
The Merger cannot be completed until Park National Bank receives the necessary regulatory approval of the Office of the Comptroller of the Currency (the “OCC”) and the North Carolina Commissioner of Banks (the “NCCOB”). Park National Bank submitted an application with the OCC and NCCOB on March 1, 2018. The Merger also is subject to the United States Department of Justice’s competitive review process.
Conditions to the Merger (See page 68)
Closing Conditions for the Benefit of All Parties. Each of Parent, Park National Bank and NewDominion’s obligations are subject to fulfillment of certain conditions, including:

•	no applicable law or order by governmental authority making illegal or preventing or prohibiting the consummation of the Merger;

•	receipt of all regulatory approvals containing no unduly burdensome conditions and expiration of all statutory waiting periods;

•	all required consents, authorizations, waivers or approvals having been obtained; and

•
the registration statement having been declared effective by the SEC and continuing to be effective, and all necessary approvals under securities laws relating to the issuance of the shares of Parent common stock pursuant to the Merger having been received.

Closing Conditions for the Benefit of Parent and Park National Bank. Parent and Park National Bank’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of NewDominion in the Merger Agreement as of the closing date, except as otherwise set forth in the Merger Agreement;

•	performance by NewDominion in all material respects of its agreements under the Merger Agreement;

•	adoption of the Merger Agreement at the special meeting by NewDominion shareholders holding the requisite voting power under its charter documents and applicable law;

•	delivery by NewDominion of duly executed option cancellation agreements, certificates and documents as provided in the Merger Agreement;

•
no new enforcement actions initiated against NewDominion by any regulatory agency which, individually or in the aggregate, would reasonably be expected to materially affect NewDominion’s ability to conduct its business as currently being conducted;

•	holders of no more than 10% of the NewDominion common stock having taken the actions required under the NCBCA to qualify their NewDominion common stock as appraisal shares; and

•
Parent and Park National Bank receiving a written opinion of Squire Patton Boggs (US) LLP to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

Closing Conditions for the Benefit of NewDominion. NewDominion’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of Parent and Park National Bank in the Merger Agreement as of the closing date, except as otherwise set forth in the Merger Agreement;

•	performance by Parent and Park National Bank in all material respects of its agreements under the Merger Agreement;

•	delivery by Parent of the evidence of the payment of the merger consideration to the exchange agent, and certain other certificates and documents as provided in the Merger Agreement; and

•	NewDominion receiving a written opinion of Wyrick Robbins Yates & Ponton LLP to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.
How the Merger Agreement may be terminated by Parent, Park National Bank and NewDominion (See page 69)
Park National Bank and NewDominion may mutually agree to terminate the Merger Agreement and abandon the Merger at any time. Subject to conditions and circumstances described in the Merger Agreement, Park National Bank, on the one hand, or NewDominion, on the other hand, as the case may be, may terminate the Merger Agreement as follows:

•
by either party if the Merger is not completed by January 22, 2019; provided, that this right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement shall have been the cause of, or shall have resulted in, the failure of the Merger to close on or prior to such date;

•
by either party in the event of a material breach by the other party of its representation or warranty or obligations contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any applicable closing condition; provided that the terminating party is not in material breach of any covenant or agreement under the Merger Agreement;

•	by either party if final action has been taken by a regulatory agency whose approval is required for the Merger, which final action has become final and nonappealable and does not approve the Merger;

•
by either party if any governmental authority has enacted, issued, promulgated, enforced or entered any law, or final nonappealable judgment which has the effect of making illegal the consummation of the Merger;

•
by Park National if the board of directors of NewDominion fails to make a recommendation to NewDominion shareholders to adopt the Merger Agreement or withdraws or modifies its recommendation in a manner adverse to Park National Bank, or NewDominion has materially breached its covenant not to solicit alternative acquisition proposals;

•	in certain circumstances, by either party if NewDominion has received and would accept a superior acquisition proposal from a third party; or

•	if the NewDominion shareholders fail to adopt the Merger Agreement.
Termination fees and expenses may be payable under some circumstances (See page 70)
If the Merger Agreement is terminated (i) by Park National Bank because the board of directors of NewDominion fails to make recommendation to NewDominion shareholders to adopt the Merger Agreement or withdraws or modifies its recommendation in a manner adverse to Park National Bank, or NewDominion has materially breached its covenant not to solicit alternative acquisition proposals, or (ii) by either party if NewDominion has received and would accept a superior alternative proposal from a third party, Park National Bank may be owed a termination fee from NewDominion in the amount of $4,170,000. See “Description of the Merger Agreement — Termination fee.”
Voting agreements (See page 52)
NewDominion’s directors and executive officers who own shares of NewDominion voting common stock have agreed to vote their shares in favor of the Merger at the special meeting. These NewDominion directors and executive officers and their affiliates beneficially owned 9,026,332 shares of NewDominion voting common stock (inclusive of shares underlying exercisable stock options) or approximately 23.0% of NewDominion’s voting common stock outstanding as of April 2, 2018. Certain holders of NewDominion’s non-voting common stock have also agreed to vote their shares in favor of the Merger at the special meeting. These NewDominion shareholders and their affiliates owned 33,586,481 shares of NewDominion non-voting common stock or 87.8% of NewDominion’s non-voting common stock outstanding as of April 2, 2018. Parent owns the remaining 12.2% of NewDominion’s non-voting common stock, which will be entitled to vote at the special meeting. Parent’s shareholders will not be voting on the Merger Agreement.
The voting agreements will terminate at the earliest to occur of: termination of the Merger Agreement, effectiveness of the Merger, a material modification to the Merger Agreement that adversely impacts the consideration payable to NewDominion shareholders, and 18 months following execution of the voting agreements.
Accounting treatment of the Merger
The Merger will be accounted for as a purchase transaction in accordance with accounting principles generally accepted in the United States.
Certain differences in Parent shareholder rights and NewDominion shareholder rights (See page 73)
Parent is an Ohio corporation and a financial holding company registered under the Bank Holding Company Act of 1956, as amended, while NewDominion is a North Carolina state-chartered commercial bank. Although the rights of the holders of Parent common shares and those of holders of NewDominion common shares are similar in many respects, there are some differences. These differences relate to differences between the provisions of Ohio law governing corporations and the provisions of North Carolina law governing state-chartered commercial banks, as well as differences between provisions of Parent’s articles of incorporation and regulations and NewDominion’s articles of incorporation and bylaws. Certain of these differences are described in detail in the section entitled “Comparison of rights of Parent shareholders and NewDominion shareholders” beginning on page 73. After completion of the Merger, NewDominion shareholders who receive shares of Parent common stock in exchange for their shares of NewDominion common stock will become Parent shareholders and their rights will be governed by Parent’s articles of incorporation and regulations, in addition to laws and requirements that apply to public companies.
Parent shares will be listed on NYSE American (See page 70)
The shares of Parent common stock to be issued pursuant to the Merger will be listed on NYSE American under the symbol “PRK.”
Comparative per share market price and dividend information
Parent’s common shares, each without par value, are listed on NYSE American, under the symbol “PRK.” As of April 2, 2018, the last date prior to distribution of this proxy statement/prospectus for which it was practicable to obtain this information, there were 15,288,182 shares of Parent common stock outstanding and Parent had approximately 3,487 shareholders of record.
NewDominion common shares are quoted on the OTCPink market of the OTC Markets Group, Inc. under the symbol “NDMN,” however, the shares do not have an active trading market and are not traded frequently. As of April 2, 2018, the last date prior to distribution of this proxy statement/prospectus for which it was practicable to obtain this information, there were 37,795,215 NewDominion voting common shares outstanding, which were held by approximately 597 holders of record, and 38,272,962 NewDominion non-voting common shares outstanding, which were held by three holders of record.
The table below shows, for the quarters indicated, based on published financial sources, the reported high and low sales prices of Parent common stock during the periods indicated and the cash dividends paid per share of Parent common stock.

	High	Low	Dividend Paid
Year Ended December 31, 2015
First Quarter	$88.39	$79.46	$0.94
Second Quarter	90.00	81.01	0.94
Third Quarter	90.92	80.15	0.94
Fourth Quarter	99.68	84.27	0.94
Year Ended December 31, 2016
First Quarter	$91.80	$79.01	$0.94
Second Quarter	95.45	85.35	0.94
Third Quarter	97.20	87.55	0.94
Fourth Quarter	122.88	94.05	0.94
Year Ended December 31, 2017
First Quarter	$120.66	$102.20	$0.94
Second Quarter	111.55	97.85	0.94
Third Quarter	109.48	92.42	0.94
Fourth Quarter	114.33	103.70	0.94

The table below shows, for the quarters indicated, based on published financial sources, the reported high and low sales prices of NewDominion common stock as quoted on the OTCPink market of the OTC Markets Group, Inc. during the periods indicated and the cash dividends paid per share of NewDominion common stock.

		High		Low	Dividend Paid
Year Ended December 31, 2015
First Quarter	$	*	$	*	$0.00
Second Quarter		*		*	0.00
Third Quarter		*		*	0.00
Fourth Quarter		*		*	0.00
Year Ended December 31, 2016
First Quarter	$	*	$	*	$0.00
Second Quarter *		0.25		0.25	0.00
Third Quarter		0.30		0.25	0.00
Fourth Quarter		0.52		0.22	0.00
Year Ended December 31, 2017
First Quarter		$0.60		$0.00	$0.00
Second Quarter		0.48		0.31	0.00
Third Quarter		0.65		0.42	0.00
Fourth Quarter		0.99		0.57	0.00

*	NewDominion’s voting common stock was first publicly quoted in the OTCPink marketplace on June 17, 2016.

The following table presents the closing prices of NewDominion common stock and Parent common stock on January 22, 2018, the last trading day before the public announcement of the Merger Agreement, and April 2, 2018, the last practicable trading day prior to the mailing of this proxy statement/prospectus. The table also shows the cash consideration and the estimated equivalent per share stock consideration with respect to each share of NewDominion common stock on the relevant date.

	NewDominion Closing Price	Parent Closing Price	Cash Consideration	Exchange Ratio	Estimated Equivalent Per Share Value (for Stock Consideration)
January 22, 2018	$0.90	$107.18	$1.08	0.01023	$1.10
April 2, 2018	$1.07	$101.90	$1.08	0.01023	$1.04

The above table shows only historical comparisons. These comparisons may not provide meaningful information to NewDominion shareholders in determining whether to approve the Merger Agreement. NewDominion shareholders are urged to obtain current market quotations for shares of Parent common stock and NewDominion common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to approve the Merger Agreement. The market prices of Parent common stock and NewDominion common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the Merger. No assurance can be given concerning the market prices of NewDominion common stock or Parent common stock before or after the effective date of the Merger. Changes in the market price of Parent common stock prior to the completion of the Merger will affect the market value of the merger consideration that NewDominion shareholders who receive stock consideration will receive upon completion of the Merger.
Comparative per share data
The following table presents selected comparative per share data for Parent common stock and NewDominion common stock. You should read this information in conjunction with the selected historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of Parent and related notes that are incorporated by reference in this proxy statement/prospectus by reference. The historical per share data is derived from audited financial statements as of and for the years ended December 31, 2016 and 2017.

	Year Ended December 31, 2017	Year Ended December 31, 2016
Parent:
Diluted Earnings per share	$5.47	$5.59
Cash dividends declared per share	3.76	3.76
Book value per common share (at period end)	49.46	48.38
NewDominion:
Diluted Earnings per share	$0.06	$0.00
Cash dividends declared per share	—	—
Book value per common share (at period end)	0.52	0.45

Selected historical financial data of Parent
The selected consolidated financial data presented below is being provided to assist you in your analysis of the financial aspects of the Merger. The annual Parent historical information as of and for each of the years in the five-year period ended December 31, 2017, are derived from Parent’s audited historical financial statements. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference into this proxy statement/prospectus from Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017. The historical results below or contained elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of Parent or the surviving bank.

SELECTED FINANCIAL DATA

	December 31,
(Dollars in thousands, except per share data)	2017	2016	2015	2014	2013
Results of Operations:
Interest income	$286,424	$276,258	$265,074	$265,143	$262,947
Interest expense	42,665	38,172	37,442	40,099	41,922
Net interest income	243,759	238,086	227,632	225,044	221,025
Provision for (recovery of) loan losses	8,557	(5,101)	4,990	(7,333)	3,415
Net interest income after provision for (recovery of) loan losses	235,202	243,187	222,642	232,377	217,610
Non-interest income	80,635	78,731	77,551	75,549	73,277
Non-interest expense	197,368	199,023	186,614	187,510	181,515
Net income	84,242	86,135	81,012	83,957	76,869
Net income available to common shareholders	84,242	86,135	81,012	83,957	76,869
Per common share:
Net income per common share - basic	$5.51	$5.62	$5.27	$5.45	$4.99
Net income per common share - diluted	5.47	5.59	5.26	5.45	4.99
Cash dividends declared	3.76	3.76	3.76	3.76	3.76
Average Balances:
Loans	$5,327,507	$5,122,862	$4,909,579	$4,717,297	$4,514,781
Investment securities	1,557,156	1,504,667	1,478,208	1,432,692	1,377,887
Money market instruments and other	262,100	198,197	342,997	204,874	272,851
Total earning assets	7,146,763	6,825,726	6,730,784	6,354,863	6,165,519
Non-interest bearing deposits	1,544,986	1,414,885	1,311,628	1,196,625	1,117,379
Interest bearing deposits	4,348,110	4,165,919	4,155,196	3,820,928	3,742,361
Total deposits	5,893,096	5,580,804	5,466,824	5,017,553	4,859,740
Short-term borrowings	$229,193	$240,457	$258,717	$263,270	$253,123
Long-term debt	788,491	776,465	793,469	867,615	870,538
Shareholders' equity	755,839	737,737	710,327	680,449	643,609
Common shareholders' equity	755,839	737,737	710,327	680,449	643,609
Total assets	7,741,043	7,416,519	7,306,460	6,893,302	6,701,049

Ratios:
Return on average assets(x)	1.09%	1.16%	1.11%	1.22%	1.15%
Return on average common equity(x)	11.15%	11.68%	11.40%	12.34%	11.94%
Net interest margin(1)	3.48%	3.52%	3.39%	3.55%	3.61%
Efficiency ratio(1)	59.93%	62.34%	60.98%	62.21%	61.40%
Dividend payout ratio(2)	68.71%	67.29%	71.51%	69.02%	75.39%
Average shareholders' equity to average total assets	9.76%	9.95%	9.72%	9.87%	9.60%
Common equity tier 1 capital	12.94%	12.55%	12.54%	N/A	N/A
Leverage capital	9.44%	9.56%	9.22%	9.25%	9.48%
Tier 1 capital	13.22%	12.83%	12.82%	13.39%	13.27%
Risk-based capital	14.14%	14.32%	14.49%	15.14%	15.91%
(1) Calculated utilizing fully taxable equivalent net interest income which includes the effects of taxable equivalent adjustments using a 35% tax rate. The taxable equivalent adjustments were $5.0 million for 2017, $2.4 million for 2016, $865,000 for 2015, $845,000 for 2014, and $1.3 million for 2013.
(2) Cash dividends paid divided by net income.
(x) Reported measure uses net income available to common shareholders

RISK FACTORS
In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Special Notes Concerning Forward-Looking Statements” on page 20, you should consider the following risk factors carefully in deciding whether to vote to approve the Merger Agreement. Additional risks and uncertainties not presently known to Parent and NewDominion or that are not currently believed to be important to you, if they materialize, also may adversely affect the Merger and Parent and Park National Bank as a surviving bank.
In addition, Parent’s and NewDominion’s respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described, in the case of Parent, in its Annual Report on Form 10-K for the year ended December 31, 2017, which are incorporated by reference into this proxy statement/prospectus.
Risks relating to the Merger
Because the market price of Parent common stock may fluctuate, you cannot be certain of the precise value of the stock portion of the merger consideration you may receive in the Merger.
At the time the Merger is completed, each issued and outstanding share of NewDominion common stock (except for shares of NewDominion common stock owned by NewDominion or Parent (in each case other than shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and shares held, directly or indirectly, by Parent, NewDominion or any wholly-owned subsidiary of Parent or NewDominion in respect of a debt previously contracted) and appraisal shares) will be converted into the right to receive either (i) $1.08 in cash or (ii) 0.01023 shares of Parent common stock, based on the holder’s election and subject to proration.
There will be a time lapse between each of the date of this proxy statement/prospectus, the date on which NewDominion shareholders vote to approve the Merger Agreement at the special meeting, the election deadline by which NewDominion shareholders may elect to receive the cash consideration or the stock consideration (or a combination thereof) and the date on which NewDominion shareholders entitled to receive shares of Parent common stock under the Merger Agreement actually receive such shares. The market value of Parent common stock may fluctuate during these periods as a result of a variety of factors, including general market and economic conditions, changes in Parent’s businesses, operations and prospects and regulatory considerations. Many of these factors are outside of the control of NewDominion and Parent. Consequently, at the time NewDominion shareholders must decide whether to approve the Merger Agreement and, if applicable, to elect to receive stock consideration, they will not know the actual market value of the shares of Parent common stock they may receive when the Merger is completed. The value of the cash consideration is fixed at $1.08, but the actual value of the shares of Parent common stock received by the NewDominion shareholders who receive stock consideration will depend on the market value of shares of Parent common stock on that date. This value will not be known at the time of the special meeting and may be more or less than the current price of Parent common stock or the price of Parent common stock at the time of the special meeting or at the time an election is made, and the implied value of the stock consideration may be more or less than the value of the cash consideration at the completion of the Merger.
Because NewDominion common stock is traded infrequently, it is difficult to determine how the fair value of NewDominion common stock compares with the merger consideration.
NewDominion common stock is quoted on the OTCPink market of the OTC Markets Group, Inc. The market for NewDominion common stock has historically been illiquid and irregular. This lack of liquidity makes it difficult to determine the fair value of NewDominion common stock. Because the merger consideration was determined based on negotiations between the parties, it may not be indicative of the fair value of the shares of NewDominion common stock.
The opinion that NewDominion has obtained from Sandler O’Neill has not been, and is not expected to be, updated to reflect any changes in circumstances that may have occurred since the date of such opinion.
The opinion issued to the NewDominion board of directors by Sandler O’Neill, financial advisor to NewDominion, with respect to the fairness of the merger consideration to be received by NewDominion common shareholders, from a financial point of view, speaks only as of January 22, 2018. Changes in the operations and prospects of Parent or NewDominion, general market and economic conditions and other factors which may be beyond the control of Parent and NewDominion, and on which the opinion was based, may have altered the value of Parent or NewDominion or the sale prices of shares of Parent common stock as of the date of this proxy statement/prospectus, or may alter such values and sale prices by the time the Merger is completed. Sandler O’Neill does not have any obligation to update, revise or reaffirm its opinion to reflect subsequent developments and has not done so. Because NewDominion does not currently anticipate asking Sandler O’Neill to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the Merger is completed. The NewDominion board of directors’ recommendation that NewDominion shareholders vote “FOR” approval of the Merger Agreement, however, is made as of the date of this proxy statement/prospectus. See “The Merger — Opinion of NewDominion’s financial advisor” and Annex C to this proxy statement/prospectus.
Parent and Park National Bank may be unable to successfully integrate NewDominion’s operations and may not realize the anticipated benefits of acquiring NewDominion.
Parent, Park National Bank and NewDominion entered into the Merger Agreement with the expectation that Park National Bank would be able to successfully integrate NewDominion’s operations and that the Merger would result in various benefits, including, among other things, enhanced revenues and revenue synergies, an expanded market reach and operating efficiencies. Achieving the anticipated benefits of the Merger is subject to a number of uncertainties, including whether Park National Bank is able to integrate and operate NewDominion in an efficient and effective manner, and general competitive factors in the market place. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the surviving bank’s businesses or the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the Merger and the integration of the two banks’ operations could have an adverse effect on the business, financial condition, operating results and prospects of the surviving bank after the Merger. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could have an adverse effect on the surviving bank’s business, financial condition, operating results and prospects.
Among the factors considered by the boards of directors of Parent, Park National Bank and NewDominion in connection with their respective approvals of the Merger Agreement were the benefits that could result from the Merger. We cannot give any assurance that these benefits will be realized within the time periods contemplated or even that they will be realized at all.
NewDominion will be subject to business uncertainties while the Merger is pending, which could adversely affect its business.
Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on NewDominion, and, consequently, the surviving bank. Although NewDominion intends to take steps to reduce any adverse effects, these uncertainties may impair NewDominion’s ability to attract, retain and motivate key personnel until the Merger is consummated and for a period of time thereafter, and could cause customers and others that deal with NewDominion to seek to change their existing business relationships with NewDominion. Employee retention at NewDominion may be particularly challenging during the pendency of the Merger, as employees may experience uncertainty about their roles with the surviving bank following the Merger.
Some of the directors and executive officers of NewDominion have interests and arrangements that could have affected their respective decision to support or approve the Merger.
The interests of some of the directors and executive officers of NewDominion in the Merger are different from, and may be in addition to, those of NewDominion shareholders generally and could have affected their decision to support or approve the Merger. These interests include:

•
Each employee who, in Parent and Park National Bank’s sole discretion, continues employment with the surviving bank will be provided wages or salaries and employee benefits (excluding equity plans) that in the aggregate are substantially comparable to what he or she receives at NewDominion immediately prior to the closing date, subject to certain restrictions;

•
Certain executive officers of NewDominion have entered into employment agreements with Parent and Park National Bank which provide for continued employment with the surviving bank and certain other benefits;

•
Following the Merger, a NewDominion divisional advisory board will be created and certain directors from the current board of directors of NewDominion, as agreed among the parties, will be appointed to serve on such NewDominion divisional advisory board;

•	Provision of merger consideration in exchange for the cancellation of outstanding NewDominion stock options and shares subject to NewDominion restricted stock awards;

•	Park National Bank and Parent’s agreement to provide officers and directors of NewDominion with continuing indemnification rights for six years following the Merger; and

•	Park National Bank’s agreement to provide directors’ and officers’ insurance to the officers and directors of NewDominion for six years following the Merger.
In addition, the directors and executive officers of NewDominion who own shares of NewDominion voting common stock have entered into voting agreements that require them to vote all of their shares of NewDominion common stock in favor of the Merger Agreement at the special meeting. The voting agreements cover, in the aggregate, approximately 23.0% of NewDominion’s outstanding shares of voting common stock as of April 2, 2018. As a result, these directors and officers of NewDominion may be more likely to recommend to NewDominion’s shareholders the approval of the Merger Agreement than if they did not have these interests.
Risks relating to the businesses of Parent and the surviving bank
NewDominion’s shareholders will not control Parent’s future operations.
Currently, NewDominion’s shareholders own 100% of NewDominion and have the power to approve or reject any matters requiring shareholder approval under North Carolina law and NewDominion’s articles of incorporation and bylaws. After the Merger, NewDominion shareholders are expected to become owners of approximately 3% of the outstanding shares of Parent common stock. Even if all former NewDominion shareholders voted together on all matters presented to Parent’s shareholders, from time to time, the former NewDominion shareholders most likely would not have a significant impact on the approval or rejection of future Parent proposals submitted to a shareholder vote.

SPECIAL NOTES CONCERNING FORWARD-LOOKING STATEMENTS
This document contains, and the documents into which it may be incorporated by reference may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of Parent’s and Park National Bank’s goals, intentions and expectations; statements regarding Parent’s and Park National Bank’s business plan and growth strategies; statements regarding the asset quality of Park National Bank’s loan and investment portfolios; and estimates of Parent’s and Park National Bank’s risks and future costs and benefits, whether with respect to the Merger or otherwise. Words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”, “can”, “may”, or similar expressions and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements and information are not historical facts, are premised on many factors and assumptions, and represent only management’s expectations, estimates and projections regarding future events. Similarly, these statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict, which may include, but are not limited to, those listed below and the Risk Factors discussed under Item 1A of Parent’s 2017 Annual Report on Form 10-K and in any of Parent’s subsequent SEC filings. Parent intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Management’s analysis contains forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. However, such performance involves risks and uncertainties that may cause actual results to differ materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	the inability to close the Merger in a timely manner;

•	the failure to complete the Merger due to the failure of NewDominion shareholders to approve the merger proposal;

•	failure to obtain applicable regulatory approvals and meet other closing conditions to the Merger on the expected terms and schedule;

•	the potential impact of announcement or consummation of the Merger on relationships with third parties, including customers, employees, and competitors;

•	business disruption following the Merger;

•	difficulties and delays in integrating the NewDominion business or fully realizing cost savings and other benefits;

•	Parent’s and Park National Bank’s potential exposure to unknown or contingent liabilities of NewDominion;

•	the challenges of integrating, retaining, and hiring key personnel;

•	failure to attract new customers and retain existing customers in the manner anticipated;

•	the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the Merger;

•	any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan, or other systems;

•	changes in Parent’s stock price before closing, including as a result of the financial performance of NewDominion prior to closing;

•
operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which Parent, Park National Bank and NewDominion are highly dependent;

•
changes in legislation, regulation, policies, or administrative practices, whether by judicial, governmental, or legislative action, including, but not limited to, the Dodd-Frank Wall Street Reform and Consumer Protection Act, which we refer to as the “Dodd-Frank Act,” and other changes pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection, and insurance, and the ability to comply with such changes in a timely manner;

•	changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Federal Reserve Board;

•
changes in interest rates, which may affect Park National Bank’s or NewDominion’s net income, prepayment penalty income, mortgage banking income, and other future cash flows, or the market value of Park National Bank’s or NewDominion’s assets, including its investment securities;

•	changes in accounting principles, policies, practices, or guidelines;

•	changes in Parent’s or Park National Bank’s ability to access the capital markets;

•	natural disasters, war, or terrorist activities; and

•	other economic, competitive, governmental, regulatory, technological, and geopolitical factors affecting Park National Bank’s or NewDominion’s operations, pricing, and services.
Therefore, there can be no assurances that future actual results will correspond to these forward-looking statements. The reader is cautioned not to place undue reliance on any forward-looking statement made by Parent. Forward-looking statements speak only as of the date they are made and, except as required by law, Parent undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. Persons are advised, however, to consult further disclosures management makes on related subjects in its reports filed with the SEC and in its press releases.

INFORMATION ABOUT THE SPECIAL MEETING OF NEWDOMINION SHAREHOLDERS
NewDominion’s board of directors is using this proxy statement/prospectus to solicit proxies from the holders of NewDominion common stock for use at the special meeting of NewDominion’s shareholders or any adjournment thereof.
Date, time and place of the special meeting
The special meeting will be held at the offices of NewDominion, located at 1111 Metropolitan Avenue, Suite 500, Charlotte, North Carolina 28204, on Wednesday, May 23, 2018 at 10:00 a.m., local time.
Purpose of the special meeting
At the special meeting, NewDominion’s board of directors will ask you to vote upon the following:

•	a proposal to approve the Merger Agreement and thereby approve the Merger;

•
a proposal to approve an adjournment of the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to approve the Merger Agreement and the transactions it contemplates; and

•	any other business that properly comes before the special meeting and any adjournment or postponement thereof.
In accordance with applicable law, no other business may come before the special meeting, except for business that properly comes within the purposes described in the notice of meeting, which purposes are described above.
Record date and voting rights for the special meeting
NewDominion has set the close of business on March 28, 2018, as the record date for determining the holders of its common stock entitled to notice of and to vote at the special meeting. Only NewDominion shareholders at the close of business on the record date are entitled to notice of and to vote at the special meeting. As of the record date, there were 37,795,215 shares of NewDominion voting common stock outstanding and entitled to vote at the special meeting. As of the record date, there were 38,272,962 shares of NewDominion non-voting common stock outstanding and entitled to vote at the special meeting.
NewDominion has two classes of common stock (voting and non-voting), which results in two voting groups of shareholders that are entitled to vote at the special meeting. These voting groups are (1) the holders of shares of NewDominion’s voting common stock and (2) the holders of shares of NewDominion’s non-voting common stock. Holders of these two classes of common stock will vote as separate voting groups at the special meeting. While holders of shares of NewDominion non-voting common stock typically do not have voting rights, North Carolina law provides voting rights to otherwise non-voting classes of stock in connection with certain fundamental changes to the corporation, such as the proposed Merger.
Quorum
For each voting group, the presence in person or by proxy of at least a majority of the shares of such voting group entitled to vote at the special meeting is required for a quorum to be present at the special meeting. Abstentions are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the special meeting.
With respect to shares held in “street name,” the holders of record have the authority to vote shares for which their customers do not provide voting instructions only on certain routine, uncontested items. In the case of non-routine or contested items, the nominee institution holding street name shares cannot vote the shares if it has not received voting instructions from the beneficial owner. When a nominee institution returns a proxy on one or more routine matters, but does not vote on a non-routine matter, these are considered to be “broker non-votes.” Since there are no routine items to be voted on at the special meeting, nominee record holders that do not receive voting instructions from the beneficial owners of such shares will not be able to return a proxy card with respect to such shares; as a result, these shares will not be considered present at the special meeting and will not count towards the satisfaction of a quorum. If you hold your shares in “street name,” please give your broker, bank or other nominee instructions on how to vote your shares to ensure your shares are counted as present for purposes of establishing a quorum at the special meeting.
Vote required
Under applicable state and federal law, for the Merger to be approved, the Merger Agreement must be approved by the affirmative vote of the holders owning at least two-thirds of the shares of each class of common stock outstanding and entitled to vote at the special meeting. Approval of the proposal to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to approve the Merger Agreement and the transactions it contemplates requires the votes cast at the special meeting within the applicable voting group, in person or by proxy, in favor of the proposal exceed the votes cast against the proposal.
The failure of a NewDominion shareholder to vote or to instruct his or her broker, bank or nominee to vote if his or her shares are held in “street name,” which is referred to herein as a broker non-vote, will have the same effect as voting against the proposal to approve the Merger Agreement but will not effect the meeting adjournment proposal. For purposes of the shareholder vote, an abstention, which occurs when a shareholder attends a meeting, either in person or by proxy, but abstains from voting, will have the same effect as voting against the proposal to approve the Merger Agreement but will not effect the meeting adjournment proposal.
Shares held by NewDominion directors and executive officers; voting agreements
NewDominion directors and executive officers who own shares of NewDominion voting common stock, whose aggregate ownership (inclusive of shares underlying exercisable stock options) represents approximately 23.0% of the outstanding shares of NewDominion voting common stock as of April 2, 2018, have committed to vote their shares in favor of the Merger. Additionally, certain holders of NewDominion’s non-voting common stock have also agreed to vote their shares in favor of the Merger at the special meeting. These NewDominion shareholders and their affiliates owned 33,586,481 shares of NewDominion non-voting common stock or 87.8% of NewDominion’s non-voting common stock outstanding as of April 2, 2018. Parent owns the remaining 12.2% of NewDominion’s non-voting common stock, which will be entitled to vote at the special meeting. Parent’s shareholders will not be voting on the Merger Agreement. See “The Merger—Voting agreements” on page 52 for a description of the provisions of the voting agreements.
How to vote
Shareholders of record may vote in person at the special meeting or by proxy. To ensure your representation at the special meeting, we recommend you vote by proxy even if you plan to attend the special meeting. If you are a holder of record, you can change your vote at the special meeting if you so desire.
The enclosed appointment of proxy, or proxy card, is solicited by the board of directors of NewDominion. The board of directors of NewDominion has selected the individuals named in the enclosed proxy card, or any of them, to act as proxies with full power of substitution. Shareholders of record may vote their shares by proxy at the special meeting by:

•	completing, signing, dating and returning the proxy card in the enclosed envelope provided for that purpose; or

•	by following the instructions included on the enclosed proxy card for voting your shares electronically by Internet.
If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the Merger and the other proposals. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted as the NewDominion board of directors recommends and will be voted “FOR” approval of the Merger Agreement and “FOR” the adjournment of the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to approve the Merger Agreement and the transactions it contemplates.
If your shares are held in street name by a bank, broker or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted. Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to NewDominion or by voting in person at the meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. If you are a NewDominion shareholder and you do not instruct your broker on how to vote your shares, your broker will not vote your shares at the special meeting and, accordingly, your failure to vote will effectively be a vote against the Merger.
Revocability of proxies
Shareholders of record may revoke a prior given proxy at any time before it is voted by:

•	filing with NewDominion’s secretary a duly executed revocation of proxy;

•	submitting a new proxy card (in person or by Internet) with a later date; or

•	voting in person at the special meeting.
Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: NewDominion Bank, 1111 Metropolitan Avenue, Suite 500, Charlotte, North Carolina 28204, Attention: Patsy Baker, Corporate Secretary. If you own your shares of NewDominion common stock beneficially through a broker, bank or other nominee, you should follow the instructions provided by such nominee with respect to revoking or changing your voting instructions.
Proxy solicitation
In addition to this mailing, proxies may be solicited by directors, officers or employees of NewDominion in person or by telephone or electronic transmission. None of such directors, officers or employees will be directly compensated for such services. NewDominion will pay the costs associated with the solicitation of proxies for the special meeting. These costs may include reasonable out-of-pocket expenses in forwarding proxy materials to beneficial owners. NewDominion will reimburse brokers and other persons for their reasonable expenses in forwarding proxy materials to customers who are beneficial owners of the common stock of NewDominion registered in the name of nominees.
Other business; adjournments
NewDominion is not currently aware of any other business to be acted upon at the NewDominion special meeting. If, however, other matters are properly brought before the special meeting, or any adjournment or postponement thereof, your proxies include discretionary authority on the part of the individuals appointed to vote your shares to act on those matters according to their best judgment.
Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time if the votes cast at the special meeting, in person or by proxy, in favor of the adjournment proposal exceed the votes cast against the proposal.

THE MERGER
This section of the proxy statement/prospectus describes material aspects of the Merger. While Parent and NewDominion believe that the description covers the material terms of the Merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, the attached Annexes, and the other documents to which this proxy statement/prospectus refers for a more complete understanding of the Merger. The Merger Agreement attached hereto as Annex A, not this summary, is the legal document which governs the Merger.
General
The NewDominion board of directors is using this proxy statement/prospectus to solicit proxies from the holders of NewDominion common stock for use at the NewDominion special meeting, at which NewDominion shareholders will be asked to vote on the approval of the Merger Agreement and thereby approve the Merger. When the Merger is consummated, NewDominion will merge with and into Park National Bank and will cease to exist. Park National Bank will survive the Merger and remain a wholly-owned subsidiary of Parent. At the effective time of the Merger, holders of NewDominion common stock will exchange each share of NewDominion common stock (both voting and non-voting) for either (i) $1.08 in cash, which we refer to as the “cash consideration,” or (ii) 0.01023 shares of Parent common stock, which we refer to as the “stock consideration,” based on the holder’s election and subject to proration. See “Description of the Merger Agreement — Consideration to be received in the Merger” for a detailed description of the merger consideration and the applicable election and proration provisions.
Only whole shares of Parent common stock will be issued in the Merger. As a result, any fractional shares of Parent’s common stock that NewDominion holders would otherwise be entitled to receive will be exchanged for a cash payment equal to the product of (i) $105.56 (which represents the average closing price of Parent common stock as reported on the NYSE American over the twenty (20) consecutive trading day period ending on the business day immediately prior to the date of the Merger Agreement) and (ii) the fraction of a share of Parent common stock that such holder would otherwise be entitled to receive.
Neither (i) shares of NewDominion common stock held by NewDominion or by Parent or Park National Bank (other than (a) shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (b) shares held, directly or indirectly, by Parent, NewDominion or any wholly-owned Subsidiary of Parent or NewDominion in respect of a debt previously contracted), nor (ii) shares of NewDominion common stock held by NewDominion shareholders who elect to exercise their appraisal rights will be converted into merger consideration.
The companies
Parent
Park National Corporation, an Ohio corporation, is a financial holding company subject to regulation under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). Parent was initially incorporated under Delaware law in 1986 and began operations as a bank holding company in 1987. In 1992, Parent changed its state of incorporation to Ohio.
Headquartered in Newark, Ohio, Parent had $7.5 billion in total assets as of December 31, 2017. Parent organization principally consists of 11 community bank divisions, a non-bank subsidiary and two specialty finance companies. Parent’s Ohio-based banking operations are conducted through its subsidiary, The Park National Bank, and its divisions, which include Park National Bank Division, Fairfield National Bank Division, Richland Bank Division, Century National Bank Division, First-Knox National Bank Division, Farmers Bank Division, United Bank, N.A. Division, Second National Bank Division, Security National Bank Division, Unity National Bank Division, and The Park National Bank of Southwest Ohio & Northern Kentucky Division; and Scope Leasing, Inc. (d.b.a. Scope Aircraft Finance). Effective March 30, 2018, the Farmers Bank Division will merge into the First-Knox National Bank Division and, thereafter, 10 community bank divisions will remain. The Parent organization also includes Guardian Financial Services Company (d.b.a. Guardian Finance Company) and SE Property Holdings, LLC.

Parent’s principal executive offices are located at 50 North Third Street, Newark, Ohio 43055, and its telephone number is (740) 349-8451. Parent’s common shares, each without par value, are listed on NYSE American, under the symbol “PRK.”
Financial and other information relating to Parent, including information relating to Parent’s current directors and executive officers, is set forth in Parent’s 2017 Annual Report on Form 10-K and Current Reports on Form 8-K filed during 2018 (other than information in such documents that are deemed not to have been filed), which are incorporated by reference to this proxy statement/prospectus. Copies of these documents may be obtained from Parent as indicated under “Where You Can Find More Information” on page 85. See “Incorporation of Certain Information by Reference” on page 86.
The Park National Bank
The Park National Bank, a national banking association, is a wholly-owned subsidiary of Parent. Park National Bank is has its main office in Newark, Ohio and financial service offices in Ashland, Athens, Butler, Champaign, Clark, Clermont, Coshocton, Crawford, Darke, Fairfield, Franklin, Greene, Guernsey, Hamilton, Hocking, Holmes, Knox, Licking, Madison, Marion, Mercer, Miami, Morrow, Muskingum, Perry, Richland, Tuscarawas, Warren and Wayne Counties in Ohio. Park National Bank engages in the commercial banking and trust business, generally in small and medium population Ohio communities in addition to operations within the metropolitan areas of Columbus and Cincinnati. Park National Bank operates 111 financial service offices, including 108 branches, in Ohio through 11 banking divisions with: (i) the Park National Bank Division headquartered in Newark, Ohio; (ii) the Fairfield National Bank Division headquartered in Lancaster, Ohio; (iii) the Richland Bank Division headquartered in Mansfield, Ohio; (iv) the Century National Bank Division headquartered in Zanesville, Ohio; (v) the First-Knox National Bank Division headquartered in Mount Vernon, Ohio; (vi) the Farmers Bank Division headquartered in Loudonville, Ohio; (vii) the United Bank, N.A. Division headquartered in Bucyrus, Ohio; (viii) the Second National Bank Division headquartered in Greenville, Ohio; (ix) the Security National Bank Division headquartered in Springfield, Ohio; (x) the Unity National Bank Division headquartered in Piqua, Ohio; and (xi) The Park National Bank of Southwest Ohio & Northern Kentucky Division headquartered in Cincinnati, Ohio. Effective March 30, 2018, the Farmers Bank Division will merge into the First-Knox National Bank Division and, thereafter, Park National Bank will have 10 community bank divisions.
Park National Bank delivers financial products and services through its 111 financial service offices, a network of 133 automated teller machines, as well as telephone and internet-based banking through both personal computers and mobile devices.
NewDominion Bank
NewDominion, which was incorporated on January 6, 2005, is a North Carolina state-chartered commercial bank that first opened for business on January 10, 2005. NewDominion offers its commercial and retail customers a variety of community banking products and services through its two full-service banking offices located in Charlotte, North Carolina and Mooresville, North Carolina. NewDominion’s primary market focus is on small- to mid-sized businesses and their owners, real estate developers and investors, and individuals in the greater Charlotte area and surrounding communities, such as Lake Norman. NewDominion has actively pursued its targeted market for deposits, particularly small businesses and professionals. NewDominion endeavors to offer leading edge technology to the marketplace. Such technology includes online banking, mobile banking and deposit functions, and cash management services. NewDominion is supervised and regulated by the FDIC and the North Carolina Commissioner of Banks.
As of December 31, 2017, NewDominion had total assets of approximately $338.3 million, gross loans of approximately $281.2 million, total deposits of approximately $282.3 million, and total shareholders’ equity of approximately $39 million. NewDominion has one wholly-owned subsidiary, X Holdings, LLC, which is an entity that serves as the bank’s trustee for the bank’s deeds of trust. As of December 31, 2017, NewDominion had 56 full-time equivalent employees. NewDominion voting common stock is quoted on the OTCPink market of the OTC Markets Group, Inc. under the symbol “NDMN.”
NewDominion’s principal executive offices are located at 1111 Metropolitan Avenue, Suite 500, Charlotte, NC 28204. Its telephone number is (704) 943-5700, and its website is www.newdominionbank.com. The information on NewDominion's website is not part of this proxy statement/prospectus, and the reference to such website address does not constitute incorporation by reference of any information on that website into this proxy statement/prospectus.
NewDominion’s proposals
At the NewDominion special meeting, holders of shares of NewDominion common stock will be asked to vote on the approval of the Merger Agreement and thereby approve the Merger. The Merger will not be completed unless NewDominion’s shareholders approve the Merger Agreement and thereby approve the Merger.
Background of the Merger
By 2010, NewDominion’s nonperforming assets and “Texas ratio” had reached elevated levels, the bank was classified as “significantly undercapitalized” under regulatory capital standards, and it had entered into a Consent Order with state and federal banking regulators requiring it to improve its capital levels and the condition of the bank. As a result, NewDominion replaced its management team and hired John Hipp as its Chief Executive Officer in 2010 and J. Blaine Jackson as its Chief Financial Officer, Marc Bogan as President and Chief Operating Officer and Greg Burke as the Chief Credit Officer in 2011. The new management team of NewDominion began working through the problem assets, established new loan policies and procedures, repositioned the bank’s balance sheet, and raised $10.5 million in common equity from local investors. After Mr. Hipp’s retirement, J. Blaine Jackson was appointed as the Chief Executive Officer in January 2015. In December 2015, NewDominion issued an additional $20.0 million of common equity and convertible preferred equity to certain institutional investors, further solidifying its capital base and positioning NewDominion for growth. Following the efforts by the new management team since their hiring, NewDominion’s Consent Order was terminated by the FDIC and the North Carolina Commissioner of Banks on February 9, 2017.

During 2016 and 2017, NewDominion’s management and its board of directors discussed several potential growth strategies, including operating as a standalone entity, issuing new capital, acquiring a smaller target institution, or partnering with a larger institution or with one of a similar size. From time to time, the management team of NewDominion had held similar talks with other local institutions although no talks materialized into specific proposals.

From time to time in recent years, Parent’s management and board of directors had discussed a strategy of continuing to pursue organic growth and selected possible in-market mergers, while also considering mergers in certain, specifically identified markets, including North Carolina, offering the possibility of greater growth than many of Park National Bank’s more rural markets. Parent has considered a number of such possible mergers in recent years while also building relationships with banks that were deemed to be attractive potential partners.

In July 2016, Parent was introduced to NewDominion by representatives of Sandler O'Neill. Given Parent’s interest in the Charlotte market and the South-East/Mid-Atlantic regions overall, representatives of Sandler O'Neill coordinated a telephone conference between Parent’s Chief Financial Officer and Vice President—Commercial Lender and NewDominion’s Chief Executive Officer, Mr. Jackson, to introduce the parties to one another. During this telephone meeting, Parent and NewDominion discussed the history, strategy and growth prospects of the respective banks. Mr. Jackson introduced the idea of an equity investment by Parent in NewDominion. In particular, the parties discussed a potential transaction by which Parent would purchase 5,000 shares of NewDominion’s outstanding Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A that had been previously issued to an unaffiliated financial institution in 2011, which institution might be amenable to a sale of its NewDominion investment.

Multiple phone conversations between Parent and NewDominion management took place in August 2016 and, on August 17, 2016, members of Parent management made an in-person visit to NewDominion. During that visit, the Chief Credit Officer, Vice President—Commercial Lender and Chief Financial Officer from Parent met with NewDominion’s Chief Executive Officer, Chief Financial Officer and Chief Credit Officer. Soon thereafter, Parent’s management and the Risk Committee of Parent’s board of directors determined that it was in the best interests of Parent to proceed to conduct additional due diligence on NewDominion to further analyze if an initial investment, as proposed by Mr. Jackson, would benefit Parent and its shareholders.

From September 2016 to mid-November 2016, Parent performed extensive due diligence on NewDominion’s business and operations, including comprehensive loan file review. Following the successful completion of the due diligence procedures, Parent’s board of directors approved an initial investment by Parent in NewDominion.

On November 16, 2016, Parent purchased all 5,000 outstanding shares of NewDominion’s Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A for an aggregate purchase price of $3.5 million. Immediately following the purchase of the preferred stock from the unaffiliated financial institution, Parent exchanged all such preferred stock with NewDominion for 1,795,000 shares of NewDominion’s voting common stock and 4,686,481 shares of NewDominion’s non-voting common stock. Such holdings equated to an 8.55% ownership interest in NewDominion (as of the date of the Merger Agreement).
Commencing in January 2017, Parent was granted board observation rights and was permitted to have an observer attend NewDominion board meetings. Throughout 2017, through a combination of attendance at NewDominion board meetings and loan participations, Parent and Park National Bank management continued to gain more familiarity and comfort with NewDominion’s executive management team. Throughout 2017, there were several visits from NewDominion executive management to engage with Parent management. Parent management also visited NewDominion offices to continue to learn more about NewDominion’s business, operations and management team.
After in-person meetings on October 3-5, 2017, Parent and NewDominion management determined that it would be in the best interests of NewDominion and Parent to explore a possible strategic transaction, subject to further input and approval by their respective boards of directors. Parent’s Executive Vice President met with Mr. Jackson, NewDominion’s Chairman of the Board and other members of NewDominion management on October 11-12, 2017. Parent’s Chief Executive Officer, Chairman of the Board and Executive Vice President subsequently met with Mr. Jackson and the Executive Committee of NewDominion’s board of directors on October 18, 2017 to discuss the possible transaction.

In mid-October, Parent began drafting a proposed Letter of Intent to be submitted to NewDominion. The Letter of Intent was reviewed with the Parent’s board of directors on October 23, 2017. On October 24, 2017, Parent submitted to NewDominion the Letter of Intent for the proposed Merger. The Letter of Intent contemplated a purchase price of $1.08 per share in an all-stock deal. The Letter of Intent also provided that both parties would be allowed to conduct further due diligence, and that Parent would be granted exclusivity with respect to the proposed transaction through January 31, 2018. On October 26, 2017, representatives of Sandler O'Neill reviewed the Letter of Intent with NewDominion’s Board of Directors and discussed the terms of the proposed transaction. During November 3-7, 2017, NewDominion negotiated the terms of the Letter of Intent with Parent and reviewed the Letter of Intent with its legal counsel, Wyrick Robbins Yates & Ponton LLP. The Letter of Intent was executed by NewDominion on November 7, 2017 following approval by the NewDominion board of directors, which had been consulting with Sandler O'Neill as financial advisor. Parent formally retained Boenning & Scattergood, Inc. (“Boenning & Scattergood”) on October 31, 2017 to serve as Parent’s financial advisor.

On November 9, 2017, Parent and NewDominion entered into a Confidentiality Agreement. On November 13, 2017, NewDominion formally retained Sandler O'Neill to serve as its financial advisor and also formally retained the law firm of Wyrick Robbins Yates & Ponton LLP to serve as legal counsel in connection with the proposed transaction. From November 2017 through January 2018, Parent and Park National Bank performed due diligence on NewDominion and NewDominion performed reverse due diligence on Parent and Park National Bank, including management interviews of Parent on January 9, 2018 with participation by Sandler O'Neill and Wyrick Robbins Yates & Ponton LLP. The parties concurrently worked to finalize the drafting of a definitive merger agreement during this period.
On December 4, 2017, Squire Patton Boggs (US) LLP, counsel to Parent and Park National Bank, delivered the initial draft of the Merger Agreement to NewDominion and Wyrick Robbins Yates & Ponton LLP. The initial draft of the Merger Agreement provided for 100% stock consideration. On January 2, 2018, representatives of Wyrick Robbins Yates & Ponton LLP and Sandler O'Neill reviewed the draft of the Merger Agreement with the executive committee of NewDominion’s board of directors and Wyrick Robbins Yates & Ponton LLP provide NewDominion’s comments to the initial draft of the Merger Agreement to Parent’s and Park National Bank’s legal counsel.

Throughout the month of January 2018, the parties continued to negotiate the terms of the Merger Agreement to resolve the remaining legal and business matters between them, which included confirmation of the implied merger consideration of $1.08 per share of NewDominion stock. The parties also agreed to modify the mix of merger consideration, which was previously set at 100% stock consideration, to allow all NewDominion shareholders the ability to elect stock consideration, cash consideration or a mixture thereof, in exchange for NewDominion shares, subject to the requirement that the aggregate consideration to be issued by Parent would consist of 60% stock consideration and 40% cash consideration.
On January 8, 2018, members of Parent and Park National Bank management, along with representatives from Squire Patton Boggs (US) LLP, held a meeting with financial advisor, Boenning & Scattergood, to discuss the financial aspects of the proposed transaction, including, among other things, a comparison of the proposed transaction to selected bank merger and acquisition transactions announced since November 2016 and certain potential pro forma effects of the transaction on Parent and Park National Bank.
On January 8, 2018, NewDominion held a similar meeting with its Board of Directors and representatives of Wyrick Robbins Yates & Ponton LLP and Sandler O'Neill to review the draft of the Merger Agreement and to discuss the duties of directors in the context of a strategic merger transaction, the status of NewDominion’s due diligence on Parent and Park National Bank and related matters. Written materials and a draft of the Merger Agreement were provided to members of NewDominion’s board of directors for their review in advance of the board meeting.
On January 18, 2018, the boards of directors of Parent and Park National Bank held a special meeting at which management, Squire Patton Boggs (US) LLP and Boenning & Scattergood were represented. Squire Patton Boggs (US) LLP made a detailed presentation regarding the directors’ fiduciary duties under Ohio law, including the directors’ duties of care, loyalty and good faith. Management, with the assistance of legal counsel, reviewed the terms of the Merger Agreement. Written copies of such presentations as well as a draft of the Merger Agreement were provided to the directors for their review in advance of this board meeting. Wyrick Robbins Yates & Ponton LLP provided further comments on the latest draft of the Merger Agreement to Squire Patton Boggs (US) LLP on January 18, 2018.
On January 20, 2018, representatives of Wyrick Robbins Yates & Ponton LLP and Sandler O'Neill reviewed the updated draft of the Merger Agreement with the executive committee of NewDominion’s board of directors and discussed the change in the mix of merger consideration to allow all NewDominion shareholders the ability to elect stock consideration, cash consideration or a mixture thereof, in exchange for NewDominion shares, subject to the requirement that the aggregate consideration to be issued by Parent would consist of 60% stock consideration and 40% cash consideration.
On January 22, 2018, the board of directors of NewDominion held a board meeting, which was attended by senior management of NewDominion and representatives of Wyrick Robbins Yates & Ponton LLP and Sandler O'Neill , during which representatives of management, Wyrick Robbins Yates & Ponton LLP and Sandler O'Neill reviewed with the NewDominion board of directors the proposed financial terms of the transaction documents. Representatives of Wyrick Robbins Yates & Ponton LLP also reviewed with the NewDominion board of directors, as they had previously done, the legal standards applicable to the NewDominion board of directors’ decisions and actions with respect to the proposed transaction. At the January 22, 2018 meeting, Sandler O'Neill rendered its oral opinion to the NewDominion board of directors, which was subsequently confirmed in writing, to the effect that, as of January 22, 2018 and based upon and subject to the factors considered, assumptions, qualifications and limitations set forth in the written opinion, the merger consideration to be received by the holders of NewDominion common stock as set forth in the Merger Agreement was fair, from a financial point of view, to such holders. Detailed written materials, including due diligence memoranda and an updated draft of the Merger Agreement, were provided to members of NewDominion’s board of directors on January 16, 2018 for their review in advance of the board meeting on January 22, 2018.
On January 22, 2018, the boards of directors of Parent and Park National Bank held a board meeting at which Squire Patton Boggs (US) LLP provided an update on, and explanation of, the changes to the terms of the Merger Agreement since the January 18th meeting. Also at this meeting, representatives of Boenning & Scattergood provided the boards of directors of Parent and Park National Bank with a financial analysis of the merger consideration and a strategic analysis of the transaction. Based upon review and discussion of the Merger Agreement by the boards of directors of Parent and Park National Bank, the Parent board and the Park National Bank board unanimously approved the Merger Agreement.
The Merger Agreement was entered into by the appropriate officers of Parent, Park National Bank and NewDominion after the closing of the financial markets on January 22, 2018. NewDominion and Parent issued a joint press release on January 23, 2018 announcing the execution of the Merger Agreement.
NewDominion’s reasons for the Merger; recommendation of NewDominion’s board of directors
After extensive review and discussion and careful consideration, NewDominion’s board of directors, at a meeting held on January 22, 2018, unanimously determined that the Merger Agreement is in the best interests of NewDominion and its shareholders. Accordingly, NewDominion’s board of directors adopted and approved the Merger Agreement and unanimously recommends that NewDominion shareholders vote “FOR” the approval of the Merger proposal and “FOR” the approval of the adjournment proposal.
In reaching its decision to adopt and approve the Merger Agreement and to recommend that its shareholders approve the Merger Agreement, the NewDominion board of directors consulted with NewDominion management, as well as its financial and legal advisors, and considered a number of factors, including, without limitation, the following material factors:

•	the business strategy and strategic plan of NewDominion, its prospects for the future, projected financial results and expectations relating to the proposed Merger with Park National Bank;

•
a review of the prospects, challenges and risks of NewDominion remaining independent versus merging with Park National Bank given the current and prospective environment in the financial services industry, including national and local economic conditions, competition and consolidation in the financial services industry and the regulatory and compliance environment;

•
the ability of NewDominion’s shareholders to benefit from potential appreciation of Parent common stock, and the expectation that the combined entity will have superior future earnings and prospects compared to NewDominion’s earnings and prospects on an independent basis;

•
the expected cash dividend payments to be received by NewDominion’s shareholders, as shareholders of Parent following the Merger, due to the current quarterly cash dividend payment of $0.94 per share paid by Parent, although Parent has no obligation to pay dividends in any particular amounts or at any particular times;

•
the advantages of being part of a larger entity, including the expectation of cost savings and operating efficiencies and the ability of a larger institution to compete in the banking environment and to leverage overhead costs, including the cost of financial technology, which the NewDominion board believes is likely to continue to increase in the future;

•	the financial and other terms of the Merger, including the merger consideration, which NewDominion reviewed with its outside financial and legal advisors;

•	the transaction multiples of the Merger consideration to NewDominion’s tangible book value and earnings and the premium over the recent trading price of NewDominion’s stock;

•
the financial analyses presented by Sandler O’Neill to the board of directors of NewDominion with respect to the Merger and the opinion delivered to the board of directors by Sandler O’Neill on January 22, 2018 to the effect that, as of the date of Sandler O’Neill’s opinion, the merger consideration set forth in the Merger Agreement was fair to the holders of NewDominion common stock from a financial point of view;

•
the value of Parent common stock and information concerning the financial performance and condition, business operations, capital levels, asset quality, loan portfolio breakdown, and prospects of Parent and Park National Bank, taking into account the results of NewDominion’s due diligence investigation of Parent and Park National Bank;

•	the greater potential for increased liquidity in the market for Parent common stock, versus an institution of NewDominion’s size;

•	the familiarity of NewDominion’s board of directors and management team with Park National Bank and its business, operations, culture, customers, directors, executive officers and employees;

•	the compatibility of NewDominion’s business, operations and culture with those of Park National Bank;

•	the possible effects of the proposed Merger on NewDominion’s employees and customers; and

•	the likelihood that the Merger will be completed on a timely basis, including the likelihood that the Merger will receive all necessary regulatory approvals in a timely manner.
The NewDominion board also considered the risks and potential negative factors outlined below, but concluded that the anticipated benefits of the Merger were likely to outweigh substantially these risks and factors. These risks included:

•
the fact that certain of NewDominion’s directors and officers have interests in the Merger that are in addition to their interests generally as NewDominion shareholders, which have the potential to influence such directors’ and officers’ views and actions in connection with the Merger;

•	the challenges of integrating NewDominion’s business, operations and employees with those of Park National Bank;

•	the risk that the benefits and cost savings sought in the Merger would not be fully realized;

•	the risk that the Merger would not be consummated;

•	the effect of the public announcement of the Merger on NewDominion’s customer relationships, its ability to retain employees and the potential for disruption of NewDominion’s ongoing business;

•	the potential risk of diverting management attention and resources from the operation of NewDominion’s business and towards the completion of the Merger;

•
that while the Merger is pending, NewDominion will be subject to restrictions on how it conducts business that could delay or prevent NewDominion from pursuing business opportunities or preclude it from taking actions that would be advisable if it was to remain independent; and

•
the termination fee payable, under certain circumstances, by NewDominion to Park National Bank, including the risk that the termination fee might discourage third parties from offering to acquire NewDominion by increasing the cost of a third party acquisition.

The foregoing discussion of the information and factors considered by NewDominion’s board of directors is not exhaustive, but includes the material factors that the board of directors considered and discussed in approving and recommending the Merger. In view of the wide variety of factors considered and discussed by NewDominion’s board of directors in connection with its evaluation of the Merger and the complexity of these factors, the board of directors did not quantify, rank or assign any relative or specific weight to the foregoing factors. Rather, it considered all of the factors as a whole. The board of directors discussed the foregoing factors, including asking questions of NewDominion’s management and legal and financial advisors, and reached general consensus that the Merger was in the best interests of NewDominion and its shareholders. In considering the foregoing factors, individual directors may have assigned different weights to different factors. The board of directors did not undertake to make any specific determination as to whether any factor, or particular aspect of any factor, supported or did not support its ultimate decision to approve the Merger Agreement and the Merger.
The foregoing explanation of NewDominion’s board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Special Notes Concerning Forward-Looking Statements.”

Certain directors and officers of NewDominion have interests in the Merger different from or in addition to their interests as shareholders generally. You may wish to consider these interests in evaluating NewDominion’s board of directors’ recommendation that you vote in favor of the Merger. See “The Merger — Interests of certain persons in the Merger.” NewDominion directors and executive officers who own shares of NewDominion common stock have agreed to vote their shares in favor of the Merger at the special meeting.
Parent’s reasons for the Merger
Parent’s board of directors believes that the Merger is in the best interests of Parent and its shareholders. In deciding to approve the Merger, Parent’s board of directors considered a number of factors, including:

•	management’s view that the acquisition of NewDominion by Park National Bank provides strong entrance to the attractive Charlotte, North Carolina market;

•
a review of the demographic, economic and financial characteristics of the markets in which NewDominion operates, including existing and potential competition and history of the market areas with respect to financial institutions;

•
Parent management’s view of the people, culture, credit underwriting standards and overall conservative nature of NewDominion, as Park National Bank management had observed since making an initial investment in NewDominion in November 2016;

•	Parent management’s review of NewDominion’s business, operations, earnings and financial condition, including its management, capital levels and asset quality;

•
efficiencies to come from integrating NewDominion’s operations into Park National Bank’s existing operations, including the potential to leverage Park National Bank’s capital, liquidity and operational strengths, product set and capabilities to accelerate growth; and

•	the likelihood that the Merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.
The above discussion of the information and factors considered by Parent’s board of directors is not intended to be exhaustive, but includes a description of all material factors considered by Parent’s board. In view of the wide variety of factors considered by the Parent board of directors in connection with its evaluation of the Merger, the Parent board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered. In considering the factors described above, individual directors may have given differing weights to different factors. Parent’s board of directors collectively made its determination with respect to the Merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the Merger is in the best interests of Parent’s shareholders.
Opinion of NewDominion’s financial advisor
NewDominion retained Sandler O’Neill to act as an independent financial advisor to the NewDominion board of directors in connection with NewDominion’s consideration of a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
Sandler O’Neill acted as an independent financial advisor in connection with the proposed Merger and participated in certain of the negotiations leading to the execution of the Merger Agreement. At the January 22, 2018 meeting at which the NewDominion board of directors considered and discussed the terms of the Merger Agreement and the Merger, Sandler O’Neill delivered to the NewDominion board of directors its oral opinion, which was subsequently confirmed in writing, to the effect that, as of January 22, 2018, the merger consideration provided for in the Merger Agreement was fair to the holders of NewDominion voting common stock and non-voting common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion.

Holders of NewDominion common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed Merger.
Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the NewDominion board of directors in connection with its consideration of the Merger Agreement and the Merger and does not constitute a recommendation to any shareholder of NewDominion as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Merger Agreement and the Merger. Sandler O’Neill’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to the holders of NewDominion common stock and does not address the underlying business decision of NewDominion to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Merger Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for NewDominion or the effect of any other transaction in which NewDominion might engage. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of NewDominion or Parent, or any class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder, including the merger consideration to be received by the holders of NewDominion common stock. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee.
In connection with its opinion, Sandler O’Neill reviewed and considered, among other things:

•	A draft of the Merger Agreement, dated January 21, 2018;

•	Certain publicly available financial statements and other historical financial information of NewDominion that Sandler O’Neill deemed relevant;

•	Certain publicly available financial statements and other historical financial information of Parent and Park National Bank that Sandler O’Neill deemed relevant;

•	Certain internal financial projections for NewDominion for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of NewDominion;

•
Publicly available consensus median analyst earnings per share estimates for Parent for the years ending December 31, 2018 and December 31, 2019, as well as a long-term earnings per share growth rate for the years thereafter and dividends per share for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of Parent;

•
The pro forma financial impact of the Merger on Parent based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses as well as financial projections for NewDominion for the years ending December 31, 2019 through December 31, 2022, as provided by the senior management of Parent;

•
The publicly reported historical price and trading activity for NewDominion common stock and Parent common stock, including a comparison of certain stock market information for NewDominion common stock and Parent common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	A comparison of certain financial information for NewDominion and Parent with similar institutions for which information is publicly available;

•	The financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide and regional basis), to the extent publicly available;

•	The current market environment generally and the banking environment in particular; and

•	Such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.
Sandler O’Neill also discussed with certain members of senior management of NewDominion and its representatives the business, financial condition, results of operations and prospects of NewDominion and held similar discussions with certain members of the management of Parent and its representatives regarding the business, financial condition, results of operations and prospects of Parent.
In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Sandler O’Neill from public sources, that was provided to Sandler O’Neill by NewDominion or Parent or their respective representatives or that was otherwise reviewed by Sandler O’Neill and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Sandler O’Neill relied on the assurances of the respective managements of NewDominion and Parent that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information, and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of NewDominion or Parent, or any of their respective subsidiaries, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of NewDominion or Parent. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of NewDominion or Parent, or the combined entity after the Merger, and Sandler O’Neill did not review any individual credit files relating to NewDominion or Parent. Sandler O’Neill assumed, with NewDominion’s consent, that the respective allowances for loan losses for both NewDominion and Parent were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Sandler O’Neill used certain internal financial projections for NewDominion for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of NewDominion. In addition, Sandler O’Neill used publicly available consensus median analyst earnings per share estimates for Parent for the years ending December 31, 2018 and December 31, 2019, as well as a long-term earnings per share growth rate for the years thereafter and dividends per share for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of Parent. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as financial projections for NewDominion for the years ending December 31, 2019 through December 31, 2022, as provided by the senior management of Parent. With respect to the foregoing information, the respective managements of NewDominion and Parent confirmed to Sandler O’Neill that such information reflected (or, in the case of the publicly available consensus median analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of NewDominion and Parent, respectively, and the other matters covered thereby, and Sandler O’Neill assumed that the future financial performance reflected in such information would be achieved. Sandler O’Neill expressed no opinion as to such information, or the assumptions on which such information was based. Sandler O’Neill also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of NewDominion or Parent since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analysis that NewDominion and Parent would remain as going concerns for all periods relevant to its analysis.
Sandler O’Neill also assumed, with NewDominion’s consent, that (i) each of the parties to the Merger Agreement would comply in all material respects with all material terms and conditions of the Merger Agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on NewDominion, Parent or the Merger or any related transaction, (iii) the Merger and any related transactions would be consummated in accordance with the terms of the Merger Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the Merger would qualify as a tax-free reorganization for federal income tax purposes. Finally, with NewDominion’s consent, Sandler O’Neill relied upon the advice that NewDominion received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Merger Agreement. Sandler O’Neill expressed no opinion as to any such matters.
Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date thereof. Events occurring after the date thereof could materially affect Sandler O’Neill’s opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expressed no opinion as to the trading values NewDominion common stock or Parent common stock at any time or what the value of Parent common stock will be once it is actually received by the holders of NewDominion common stock.
In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to NewDominion’s board of directors, but is a summary of all material analyses performed and presented by Sandler

O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to NewDominion or Parent, and no transaction is identical to the Merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of NewDominion and Parent and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Sandler O’Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.
In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which are beyond the control of NewDominion, Parent and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to NewDominion’s board of directors at its January 22, 2018 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of NewDominion common stock or the prices at which NewDominion common stock or Parent common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by NewDominion’s board of directors in making its determination to approve the Merger Agreement and should not be viewed as determinative of the merger consideration or the decision of NewDominion’s board of directors or management with respect to the fairness of the Merger. The type and amount of consideration payable in the Merger were determined through negotiation between NewDominion and Parent.
Summary of Merger Consideration and Implied Transaction Metrics. Sandler O’Neill reviewed the financial terms of the proposed Merger. As set forth in the Merger Agreement, at closing, each share of NewDominion’s common stock issued and outstanding immediately prior to the effective time, except for certain shares of NewDominion common stock, as specified in the Merger Agreement, will be converted into and shall thereafter represent the right to receive, at the election of the holder thereof, subject to pro ration, either (i) 0.01023 shares of common stock of Parent (the “stock consideration”), or (ii) $1.08 in cash (the “cash consideration”). The Merger Agreement provides, generally, that shareholder elections may be adjusted as necessary to result in an overall ratio of 60% of NewDominion common stock being converted into the right to receive the stock consideration and 40% of NewDominion common stock being converted into the right to receive the cash consideration. Based on the 20-day average closing price of Parent common stock ending January 19, 2018 of $105.56, Sandler O’Neill calculated an implied transaction price per share of $1.08 and an aggregate implied transaction value of approximately $83.4 million. Based upon historical financial information for NewDominion as of or for the last twelve months (“LTM”) ended December 31, 2017, as provided by NewDominion’s senior management, Sandler O’Neill calculated the following implied transaction metrics:

Price / NewDominion Book Value Per Share	210%
Price / NewDominion Tangible Book Value Per Share	210%
Price / NewDominion Adjusted Tangible Book Value Per Share(1)	196%
Price / 2017 Estimated NewDominion Earnings Per Share	17.9x
Price / 2017 Estimated NewDominion Earnings Per Share Excluding Valuation Recapture(2)	41.4x
Price / 2018 Estimated NewDominion Earnings Per Share	20.1x
Price / 2018 Estimated NewDominion Earnings Per Share Excluding Valuation Recapture(2)	57.7x
Price / 2019 Estimated NewDominion Earnings Per Share	42.7x
Tangible Book Premium / Core Deposits (CDs<$100K)	20.2%
Tangible Book Premium / Core Deposits (CDs<$250K)	17.2%
Premium to NewDominion’s Market Price as of January 19, 2018	20.0%
(1) Includes the remaining recapture of NewDominion’s valuation allowance against its Deferred Tax Asset (“DTA”) of $2.7 million.
(2) Net income for the 2017 fiscal year included a $2.7 million recapture of the valuation allowance against NewDominion’s DTA. It is expected that the remaining $2.7 million valuation allowance will be recaptured in 2018, per NewDominion’s projections provided by senior management.

NewDominion Comparable Company Analyses. Sandler O’Neill used publicly available information to compare selected financial information for NewDominion with a group of financial institutions selected by Sandler O’Neill (the “NewDominion Peer Group”). The NewDominion Peer Group consisted of publicly-traded banks and thrifts headquartered in North Carolina and South Carolina with total assets between $250 million and $500 million, excluding announced merger targets. The NewDominion Peer Group consisted of the following companies:

West Town Bancorp, Inc.	First Reliance Bancshares, Inc.
Bank of South Carolina Corporation	Oak Ridge Financial Services, Inc.
Carolina Trust BancShares, Inc.	Aquesta Financial Holdings, Inc.
Community First Bancorporation	Coastal Carolina Bancshares, Inc.
Surrey Bancorp	M&F Bancorp, Inc.
The analysis compared financial information for NewDominion as of or for the LTM ended December 31, 2017 (unless otherwise noted), as provided by NewDominion senior management, with the corresponding publicly available data for the NewDominion Peer Group as of or for the LTM period ended September 30, 2017, with pricing data as of January 19, 2018. The table below sets forth the data for NewDominion and the high, low, median and mean data for the NewDominion Peer Group.

		NewDominion Peer Group
	NewDominion	High	Low	Mean	Median
Total Assets (in millions)	$338(2)	$488	$268	$383	$390
Loans/Deposits	100.0%(2)	100.7%	64.2%	86.2%	89.4%
Non-performing Assets/Total Assets(1)	1.02%	4.66%	0.07%	1.29%	0.98%
Tangible Common Equity/Tangible Assets	11.53%(2)	13.42%	7.17%	9.69%	9.18%
Leverage Ratio	11.02%	14.50%	7.94%	10.11%	9.66%
Total RBC Ratio	14.31%(3)	20.28%	11.26%	14.14%	12.85%
CRE Concentration Ratio	215.6%(3)	294.1%	75.9%	186.9%	169.6%
LTM Return on Average Assets	1.40%(2)	1.29%	(0.12)%	0.59%	0.63%
LTM Return on Average Equity	12.56%(2)	12.76%	(1.37)%	6.25%	6.64%
LTM Net Interest Margin	3.58%(3)	4.42%	3.34%	3.89%	3.79%
LTM Efficiency Ratio	86.5%(2)	94.8%	58.1%	78.2%	79.6%
Price/Tangible Book Value	155%(2)	221%	36%	130%	124%
Price/LTM Earnings Per Share	NM(4)	24.4x	12.2x	17.3x	17.5x
Current Dividend Yield	0.0%	3.2%	0.0%	0.4%	0.0%
LTM Dividend Payout Ratio	0.0%	44.3%	0.0%	10.3%	0.0%
Market Value (in millions)	$60	$94	$8	$49	$45
(1) Non-performing assets defined as nonaccrual loans and leases, renegotiated loans and leases and real estate owned
(2) Information as of or for the period ending December 31, 2017, as provided by NewDominion senior management
(3) Information as of or for the period ending September 30, 2017

(4) “NM” refers to a Price/LTM Earnings Per Share that is negative or greater than 40x
Note: Financial information as of or for the period ending December 31, 2017 for Bank of South Carolina Corporation with regards to Total Assets, LTM Return on Average Assets and LTM Dividend Payout Ratio

NewDominion Stock Trading History. Sandler O’Neill reviewed the historical stock price performance of NewDominion common stock for the one-year period ended January 19, 2018. Sandler O’Neill then compared the relationship between the stock price performance of NewDominion’s common stock to movements in the NewDominion Peer Group as well as certain stock indices.

NewDominion One-Year Stock Price Performance
	Beginning January 19, 2017	Ending January 19, 2018
NewDominion	100.0%	257.1%
NewDominion Peer Group	100.0%	114.0%
NASDAQ Bank Index	100.0%	114.1%
S&P 500 Index	100.0%	124.1%

Parent Comparable Company Analyses. Sandler O’Neill used publicly available information to compare selected financial information for Parent with a group of financial institutions selected by Sandler O’Neill (the “Parent Peer Group”). The Parent Peer Group consisted of publicly traded banks headquartered in the Midwest region and Pennsylvania with assets between $5 billion and $10 billion, excluding announced merger targets and Beneficial Bancorp (due to its geographic focus). The Parent Peer Group consisted of the following companies:

Heartland Financial USA, Inc.	Northwest Bancshares, Inc.
Capitol Federal Financial, Inc.	First Merchants Corporation
First Financial Bancorp	First Commonwealth Financial Corp.
S&T Bancorp, Inc.	First Busey Corporation
1st Source Corporation	Enterprise Financial Services Corp.
Meta Financial Group, Inc.

The analysis compared publicly available financial information for Parent as of or for the LTM period ended September 30, 2017 with the corresponding publicly available data for the Parent Peer Group as of or for the LTM period ended September 30, 2017 (unless otherwise noted), with pricing data as of January 19, 2018. The table below sets forth the data for Parent and the high, low, median and mean data for the Parent Peer Group.

		Parent Peer Group
	Parent	High	Low	Mean	Median
Total Assets (in millions)	$7,863	$9,756	$5,228	$7,652	$7,384
Loans/Deposits	89.6%	135.7%	41.1%	93.2%	95.3%
Non-performing Assets/Total Assets(1)	1.58%	1.05%	0.03%	0.53%	0.59%
Tangible Common Equity/Tangible Assets	8.82%	14.88%	5.59%	9.13%	8.76%
Leverage Ratio	9.08%	12.28%	7.64%	10.11%	9.88%
Total RBC Ratio	14.07%	31.04%	12.32%	15.57%	13.76%
CRE Concentration Ratio	105.4%	355.9%	18.5%	178.1%	187.0%
LTM Return on Average Assets	1.06%	1.23%	0.75%	1.07%	1.12%
LTM Return on Average Equity	10.83%	11.20%	6.09%	9.43%	9.46%
LTM Net Interest Margin	3.49%	4.15%	1.79%	3.45%	3.57%
LTM Efficiency Ratio	60.1%	66.8%	41.2%	56.9%	58.6%
Price/Tangible Book Value	240%	356%	138%	242%	247%
Price/LTM Earnings Per Share	20.4x	21.7x	18.0x	19.9x	20.3x
Price/Estimated 2018 Earnings Per Share(2)	15.5x	19.5x	10.8x	14.9x	14.8x
Current Dividend Yield	3.5%	3.7%	0.5%	1.8%	2.1%
LTM Dividend Payout Ratio	71.1%	139.7%	10.8%	43.6%	34.3%
Market Value (in millions)	$1,651	$2,174	$1,013	$1,573	$1,584
(1) Non-performing assets defined as nonaccrual loans and leases, renegotiated loans and leases and real estate owned
(2) Based on median analyst consensus estimates available as of January 20, 2018
Note: Financial information as of or for the period ending December 31, 2017 for First Financial Bancorp with regards to Total Assets, Loans/Deposits, Leverage Ratio, Total RBC Ratio, LTM Return on Average Assets, LTM Return on Average Equity, LTM Net Interest Margin, LTM Efficiency Ratio and LTM Dividend Payout Ratio and for 1st Source Corporation with regards to Total Assets, Loans/Deposits, Tangible Common Equity/Tangible Assets, Total RBC Ratio, LTM Return on Average Assets, LTM Return on Average Equity, LTM Net Interest Margin, LTM Efficiency Ratio and LTM Dividend Payout Ratio

Parent Stock Trading History. Sandler O’Neill reviewed the historical stock price performance of Parent common stock for the one and three-year periods ended January 19, 2018. Sandler O’Neill then compared the relationship between the stock price performance of Parent’s common stock to movements in the Parent Peer Group as well as certain stock indices.

Parent One-Year Stock Price Performance
	Beginning January 19, 2017	Ending January 19, 2018
Parent	100.0%	97.0%
Parent Peer Group	100.0%	108.8%
NASDAQ Bank Index	100.0%	114.1%
S&P 500 Index	100.0%	124.1%

Parent Three-Year Stock Price Performance
	Beginning January 16, 2015	Ending January 19, 2018
Parent	100.0%	131.5%
Parent Peer Group	100.0%	167.8%
NASDAQ Bank Index	100.0%	170.5%
S&P 500 Index	100.0%	139.2%

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed a group of selected merger and acquisition transactions involving U.S. banks and thrifts (the “Nationwide Precedent Transactions”). The Nationwide Precedent Transactions group consisted of bank and thrift transactions announced between January 1, 2017 and January 21, 2018 with disclosed deal values and target assets between $250 million and $350 million.
The Nationwide Precedent Transactions group was composed of the following transactions:

Acquiror	Target
CNB Bank Shares, Inc. (IL)	Jacksonville Bancorp (IL)
Mackinac Financial Corp. (MI)	First Federal of Northern Michigan Bancorp (MI)
Heritage Commerce Corp. (CA)	United American Bank (CA)
LCNB Corp. (OH)	Columbus First Bancorp, Inc. (OH)
Equity Bancshares, Inc. (KS)	Kansas Bank Corp. (KS)
Independent Bank Corp. (MI)	TCSB Bancorp, Inc. (MI)
CB Financial Services, Inc. (PA)	First West Virginia Bancorp, Inc. (WV)
Investor Group (KY)	Bancorp of Lexington, Inc. (KY)
Suncrest Bank (CA)	CBBC Bancorp (CA)
Bangor Bancorp, MHC (ME)	First Colebrook Bancorp, Inc. (NH)
Peoples Bancorp, Inc. (OH)	ASB Financial Corp. (OH)
Business First Bancshares, Inc. (LA)	Minden Bancorp, Inc. (LA)
Brookline Bancorp, Inc. (MA)	First Commons Bank, National Association (MA)
First American Bank Corp. (IL)	Southport Financial Corp. (WI)
Triumph Bancorp, Inc. (TX)	Valley Bancorp, Inc. (CO)
PB Financial Corp. (NC)	CB Financial Corp. (NC)
Equity Bancshares, Inc. (KS)	Eastman National Bancshares, Inc. (OK)
Equity Bancshares, Inc. (KS)	Cache Holdings, Inc. (OK)
QCR Holdings, Inc. (IL)	Guaranty Bank & Trust Company (IA)
Seacoast Banking Corporation of Florida (FL)	Palm Beach Community Bank (FL)
Seacoast Commerce Banc Holdings (CA)	Capital Bank (CA)
Sierra Bancorp (CA)	OCB Bancorp (CA)
Mid Penn Bancorp, Inc. (PA)	Scottdale Bank & Trust Company (PA)
Citizens Community Bancorp (WI)	Wells Financial Corp. (MN)
Progress Financial Corp. (AL)	First Partners Financial, Inc. (AL)
Old Line Bancshares, Inc. (MD)	DCB Bancshares, Inc. (MD)
First Merchants Corp. (IN)	Arlington Bank (OH)
HCBF Holding Co. (FL)	Jefferson Bankshares, Inc. (FL)

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to LTM earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book value premium to core deposits and one-day market premium. Sandler O’Neill compared the indicated transaction multiples for the Merger to the high, low, mean and median multiples of the Nationwide Precedent Transactions group.

		Nationwide Precedent Transactions
	NewDominion / Parent	High	Low	Mean	Median
Transaction Price / LTM Earnings Per Share:	17.9x/41.4x(2)	30.0x	5.6x	18.7x	18.6x
Transaction Price/ Book Value Per Share:	210%	226%	123%	168%	161%
Transaction Price/ Tangible Book Value Per Share:	210%/196%(13)	226%	125%	171%	163%
Tangible Book Value Premium / Core Deposits(1):	20.2%	38.0%	3.2%	11.1%	9.3%
1-Day Market Premium	20.0%	223.8%	(32.90)%	49.7%	27.3%
(1) Core Deposits defined as total deposits less Jumbo CDs greater than $100,000

(2) Excludes the recapture of NewDominion’s valuation allowance against its DTA of $2.7 million in 2017
(3) Includes the remaining recapture of NewDominion’s valuation allowance against its DTA of $2.7 million in 2017

Sandler O’Neill also reviewed an additional group of selected merger and acquisition transactions involving U.S. banks and thrifts (the “Regional Precedent Transactions”). The Regional Precedent Transactions group consisted of bank and thrift transactions with targets headquartered in North Carolina, South Carolina and Virginia, announced between January 1, 2016 and January 21, 2018 with disclosed deal values and target assets less than $750 million, excluding mergers of equals.
The Regional Precedent Transactions group was composed of the following transactions:

Acquiror	Target
South Atlantic Bancshares, Inc. (SC)	Atlantic Bancshares, Inc. (SC)
First Federal Bancorp, MHC (FL)	Coastal Banking Co. (SC)
Old Point Financial Corp. (VA)	Citizens National Bank (VA)
First Reliance Bancshares (SC)	Independence Bancshares, Inc. (SC)
PB Financial Corp. (NC)	CB Financial Corp. (NC)
Select Bancorp, Inc. (NC)	Premara Financial, Inc. (NC)
United Community Banks, Inc. (GA)	Four Oaks Fincorp, Inc. (NC)
United Community Banks, Inc. (GA)	HCSB Financial Corp. (SC)
First Community Corp. (SC)	Cornerstone Bancorp (SC)
West Town Bancorp, Inc. (NC)	Sound Banking Co. (NC)
Carolina Financial Corp. (SC)	Greer Bancshares, Inc. (SC)
First Bancorp (NC)	Carolina Bank Holdings, Inc. (NC)
First Citizens BancShares, Inc. (NC)	Cordia Bancorp, Inc. (VA)
United Community Banks, Inc. (GA)	Tidelands Bancshares, Inc. (SC)
Blue Ridge Bankshares, Inc. (VA)	River Bancorp, Inc. (VA)
Summit Financial Group, Inc. (WV)	Highland County Bancshares, Inc. (VA)
Carolina Financial Corp. (SC)	Congaree Bancshares, Inc. (SC)

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to LTM earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book value premium to core deposits and one-day market premium. Sandler O’Neill compared the indicated transaction multiples for the Merger to the high, low, mean and median multiples of the Southeast Region Precedent Transactions group.

		Southeast Region Precedent Transactions
	NewDominion / Parent	High	Low	Mean	Median
Transaction Price / LTM Earnings Per Share:	17.9x/41.4x²	34.6x	4.5x	17.9x	16.4x
Transaction Price/ Book Value Per Share:	210%	183%	101%	145%	140%
Transaction Price/ Tangible Book Value Per Share:	210%/196%³	183%	101%	146%	142%
Tangible Book Value Premium / Core Deposits¹:	20.2%	12.4%	0.3%	6.4%	6.0%
1-Day Market Premium	20.0%	225.0%	(61.90)%	29.4%	24.0%
(1) Core Deposits calculated as total deposits less Jumbo CDs greater than $100,000
(2) Excludes the recapture of NewDominion’s valuation allowance against its DTA of $2.7 million in 2017
(3) Includes the remaining recapture of NewDominion’s valuation allowance against its DTA of $2.7 million

NewDominion Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of NewDominion common stock assuming certain internal financial projections for NewDominion for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of NewDominion. To approximate the terminal value of a share of NewDominion common stock at December 31, 2022, Sandler O’Neill applied price to 2022 earnings per share multiples ranging from 12.5x to 20.0x and price to December 31, 2022 tangible book value per share multiples ranging from 110% to 160%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 15.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of NewDominion common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of NewDominion common stock of $0.45 to $0.90 when applying multiples of earnings per share and $0.43 to $0.77 when applying multiples of tangible book value per share.

	Earnings Per Share Multiples
Discount Rate	12.5x	14.0x	15.5x	17.0x	18.5x	20.0x
10.0%	$0.57	$0.63	$0.70	$0.77	$0.84	$0.90
11.0%	$0.54	$0.60	$0.67	$0.73	$0.80	$0.86
12.0%	$0.52	$0.58	$0.64	$0.70	$0.76	$0.83
13.0%	$0.49	$0.55	$0.61	$0.67	$0.73	$0.79
14.0%	$0.47	$0.53	$0.59	$0.64	$0.70	$0.76
15.0%	$0.45	$0.51	$0.56	$0.62	$0.67	$0.72
	Tangible Book Value Per Share Multiples
Discount Rate	110%	120%	130%	140%	150%	160%
10.0%	$0.53	$0.58	$0.63	$0.68	$0.72	$0.77
11.0%	$0.51	$0.55	$0.60	$0.65	$0.69	$0.74
12.0%	$0.49	$0.53	$0.57	$0.62	$0.66	$0.71
13.0%	$0.46	$0.51	$0.55	$0.59	$0.63	$0.68
14.0%	$0.44	$0.48	$0.52	$0.57	$0.61	$0.65
15.0%	$0.43	$0.46	$0.50	$0.54	$0.58	$0.62

Sandler O’Neill also considered and discussed with the NewDominion board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to the projections. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming NewDominion’s projections varied from 15% above projections to 15% below projections. This analysis resulted in the following range of per share values for NewDominion common stock, applying the price to 2022 earnings per share multiples range of 12.5x to 20.0x referred to above and a discount rate of 13.26%.

	Earnings Per Share Multiples
Variance to Net Income Forecast	12.5x	14.0x	15.5x	17.0x	18.5x	20.0x
(15.00)%	$0.42	$0.46	$0.51	$0.56	$0.61	$0.66
(10.00)%	$0.44	$0.49	$0.55	$0.60	$0.65	$0.70
(5.00)%	$0.46	$0.52	$0.58	$0.63	$0.69	$0.74
0.0%	$0.49	$0.55	$0.61	$0.66	$0.72	$0.78
5.0%	$0.51	$0.57	$0.64	$0.70	$0.76	$0.82
10.0%	$0.54	$0.60	$0.67	$0.73	$0.80	$0.86
15.0%	$0.56	$0.63	$0.70	$0.76	$0.83	$0.90

Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
Parent Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of Parent common stock assuming publicly available consensus median analyst earnings per share estimates for Parent for the years ending December 31, 2018 and December 31, 2019, as well as a long-term earnings per share growth rate for the years thereafter and dividends per share for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of Parent. To approximate the terminal value of Parent common stock at December 31, 2022, Sandler O’Neill applied price to 2022 earnings per share multiples ranging from 14.0x to 20.0x and price to December 31, 2022 tangible book value per share multiples ranging from 200% to 250%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 14.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Parent common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Parent common stock of $75.11 to $125.87 when applying multiples of earnings per share and $80.08 to $119.70 when applying multiples of tangible book value per share.

	Earnings Per Share Multiples
Discount Rate	14.0x	15.5x	17.0x	18.5x	20.0x
9.0%	$92.47	$100.82	$109.17	$117.52	$125.87
10.0%	$88.62	$96.60	$104.58	$112.55	$120.53
11.0%	$84.97	$92.60	$100.22	$107.85	$115.47
12.0%	$81.51	$88.80	$96.09	$103.38	$110.67
13.0%	$78.23	$85.20	$92.17	$99.15	$106.12
14.0%	$75.11	$81.78	$88.45	$95.13	$101.80

	Tangible Book Value Per Share Multiples
Discount Rate	200%	210%	220%	230%	240%	250%
9.0%	$98.69	$102.89	$107.09	$111.29	$115.50	$119.70
10.0%	$94.56	$98.58	$102.59	$106.61	$110.62	$114.64
11.0%	$90.65	$94.49	$98.33	$102.17	$106.00	$109.84
12.0%	$86.94	$90.61	$94.28	$97.95	$101.62	$105.29
13.0%	$83.42	$86.93	$90.44	$93.95	$97.46	$100.97
14.0%	$80.08	$83.44	$86.80	$90.16	$93.52	$96.88

Sandler O’Neill also considered and discussed with the NewDominion board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to the estimates. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Parent’s estimates varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for Parent common stock, applying the price to 2022 earnings per share multiples range of 14.0x to 20.0x referred to above and a discount rate of 12.28%.

	Earnings Per Share Multiples
Variance to Net Income Forecast	14.0x	15.5x	17.0x	18.5x	20.0x
(15.00)%	$70.49	$76.61	$82.73	$88.85	$94.98
(10.00)%	$73.85	$80.33	$86.81	$93.30	$99.78
(5.00)%	$77.21	$84.05	$90.89	$97.74	$104.58
0.0%	$80.57	$87.77	$94.98	$102.18	$109.38
5.0%	$83.93	$91.49	$99.06	$106.62	$114.18
10.0%	$87.29	$95.22	$103.14	$111.06	$118.98
15.0%	$90.65	$98.94	$107.22	$115.50	$123.78
Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the Merger. In performing this analysis, Sandler O’Neill utilized the following information and assumptions: (i) the Merger closes on June 30, 2018; (ii) publicly available consensus median analyst earnings per share estimates for Parent for the years ending December 31, 2018 and December 31, 2019, as well as a long-term earnings per share growth rate for the years thereafter and dividends per share for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of Parent; (iii) certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of Parent; and (iv) financial projections for NewDominion for the years ending December 31, 2019 through December 31, 2022, as provided by senior management of Parent. The analysis indicated that the Merger could be accretive to Parent’s estimated earnings per share (excluding one-time transaction costs and expenses) in the year ending December 31, 2018 and dilutive to Parent’s estimated tangible book value per share at closing of the Merger.
In connection with this analysis, Sandler O’Neill considered and discussed with NewDominion’s board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the Merger, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.
Sandler O’Neill’s Relationship. Sandler O’Neill acted as NewDominion’s financial advisor in connection with the Merger and will receive a fee for its services in an amount equal to 1.20% of the aggregate purchase price, excluding those shares of NewDominion common stock held by Parent as of the effective time, which fee at the time of announcement of the Merger was approximately $920,000. A substantial portion of Sandler O’Neill’s transaction fee is contingent upon consummation of the Merger. Sandler O’Neill also received a fee for rendering its opinion equal to $150,000, which opinion fee will be credited in full towards the portion of the transaction fee which will become payable to Sandler O’Neill on the day of closing of the Merger. NewDominion has also agreed to indemnify Sandler O’Neill against certain claims and liabilities arising out of Sandler O’Neill’s engagement and to reimburse Sandler O’Neill for certain of its out-of-pocket expenses incurred in connection with Sandler O’Neill’s engagement. In the two years preceding the date hereof, Sandler O’Neill has provided certain other investment banking services to, and received fees from, NewDominion. Most recently, Sandler O’Neill acted as placement agent in connection with NewDominion’s offer and sale of securities, which transaction occurred in January 2016, for which Sandler O’Neill received a placement agent fee of approximately $210,000. In addition, in the two years preceding the date hereof, Sandler O’Neill has provided certain investment banking services to, and received fees from, Parent. Most recently, Sandler O’Neill acted as financial advisor to Parent and received a retainer fee for such services in June 2016 in an amount equal to $50,000. In addition, in the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to NewDominion, Parent and their respective affiliates. Sandler O’Neill may also actively trade the equity and debt securities of NewDominion, Parent and their respective affiliates for Sandler O’Neill’s own account and for the accounts of Sandler O’Neill’s customers.

Certain unaudited prospective financial information of NewDominion and Parent
Neither NewDominion nor Parent as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, NewDominion and Parent are including in this proxy statement/prospectus certain unaudited prospective financial information that was made available to Sandler O’Neill, NewDominion’s financial advisor, in connection with the Merger. The inclusion of this information should not be regarded as an indication that any of NewDominion, Parent, Sandler O’Neill, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.
This unaudited prospective financial information was prepared solely for internal use by NewDominion and Parent and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to NewDominion’s and Parent’s business, all of which are difficult to predict and many of which are beyond NewDominion’s and Parent’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Neither NewDominion nor Parent can give assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be even more inaccurate include, but are not limited to, risks and uncertainties relating to NewDominion’s and Parent’s businesses, industry performance, general business and economic conditions, competition and adverse changes in applicable laws, regulations or rules. The prospective financial information constitutes forward-looking information and is subject to risks and uncertainties, including the various risks set forth in the section of this proxy statement/prospectus entitled “Special Notes Concerning Forward-Looking Statements.” Parent’s results are also subject to the risks and uncertainties described under the heading “Risk Factors” on page 17 of this proxy statement/prospectus and in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and the other reports filed by Parent with the SEC. NewDominion faces many of these same risks and uncertainties.
The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Parent’s and NewDominion’s historical audited financial statements. Neither NewDominion’s or Parent’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.
Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. NewDominion and Parent can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the Merger Agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Neither NewDominion nor Parent intend to, and each disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either NewDominion or Parent, as applicable, of the Merger. The unaudited prospective financial information does not give effect to the Merger, including the impact of negotiating or executing the Merger Agreement, the expenses that may be incurred in connection with completing the Merger, the effect on either NewDominion or Parent, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the unaudited prospective financial information does not take into account the effect on either of NewDominion or Parent, as applicable, of any possible failure of the Merger to occur. None of NewDominion, Parent or Sandler O’Neill or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any NewDominion shareholder or other person regarding NewDominion’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this proxy statement/prospectus should not be deemed an admission or representation by NewDominion or Parent that it is viewed as material information of NewDominion or Parent, particularly in light of the inherent risks and uncertainties associated with such forecasts.
In light of the foregoing, and considering that the NewDominion special meeting will be held many months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, NewDominion shareholders are cautioned not to place unwarranted reliance on such information, and NewDominion and Parent urges all NewDominion shareholders to review NewDominion’s and Parent’s historical consolidated financial statements and other information contained elsewhere in this proxy statement/prospectus for a description of NewDominion’s and Parent’s business and financial results.
The following table presents a summary of selected NewDominion unaudited prospective financial data for the years 2018 through 2022 (dollars in millions, except per share data) as provided by the senior management of NewDominion:

	2018E	2019E	2020E	2021E	2022E
Balance Sheet
Total assets	$369.9	$406.9	$447.6	$492.4	$541.6
Gross loans	304.4	337.1	375.5	418.1	465.4
Total deposits	304.3	334.8	368.2	405.1	445.6
Income Statement
Interest income	$14.5	$18.7	$22.8	$26.7	$29.7
Interest expense	2.1	4.4	5.3	7.4	8.5
Net interest income	12.4	14.3	17.4	19.3	21.2
Provision for loan losses	0.7	1.0	1.2	1.3	1.4
Noninterest income	1.4	1.8	2.1	2.3	2.6
Noninterest expense	11.2	12.7	13.5	14.3	15.2
Provision for income taxes	(2.20)	0.6	1.1	1.4	1.6
Net income	4.1	1.9	3.8	4.6	5.5
Earnings per share	$0.05	$0.03	$0.05	$0.06	$0.07

 Additionally, Parent provided NewDominion and its financial advisor with an assumed Parent long-term earnings per share growth rate for the years ending December 31, 2020 through December 31, 2022 of approximately 6% and Parent annual dividends per share for the years ending December 31, 2018 through December 31, 2022 of $3.76, which assumes continuation of the current quarterly cash dividend payment of $0.94 per share. Further, Parent shared with NewDominion its expectation, developed through its experience as a shareholder of NewDominion and numerous discussions with NewDominion management, that the application of Parent’s broader resources would enable NewDominion to achieve an accelerated pace of annual loan growth, compared to NewDominion’s own internal forecast, of approximately 15%.
Material U.S. federal income tax consequences of the Merger
The following summary describes the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of NewDominion common stock. The summary is based upon the Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not address any tax consequences of the Merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.
This discussion addresses only those U.S. holders of NewDominion common stock that hold their NewDominion common stock as a capital asset within the meaning of Section 1221 of the Code. It does not address all the U.S. federal income tax consequences that may be relevant to particular holders of NewDominion common stock in light of their individual circumstances or to holders of NewDominion common stock that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	persons who are subject to alternative minimum tax;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold NewDominion common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not citizens or residents of the United States; and

•	holders who acquired their shares of NewDominion common stock through the exercise of an employee stock option or otherwise as compensation.
If a partnership (or other entity that is taxed as a partnership for federal income tax purposes) holds NewDominion common stock, the tax treatment of a partner in that partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their own tax advisors about the tax consequences of the Merger to them.
NEWDOMINION SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL (INCLUDING THE ALTERNATIVE MINIMUM TAX), STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND OF CHANGES IN THOSE LAWS.
Tax Consequences of the Merger. As a condition to the completion of the Merger, Squire Patton Boggs (US) LLP must have delivered an opinion to Parent and Park National Bank and Wyrick Robbins Yates & Ponton LLP must have delivered an opinion to NewDominion, each dated the Closing Date of the Merger, to the effect that the Merger will be treated as a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. The opinion will assume that the Merger will be completed according to the terms of the Merger Agreement and that the parties will report the transaction in a manner consistent with the opinion. The opinion will rely on the facts as stated in the Merger agreement, the Registration Statement on Form S-4 (of which this proxy statement/prospectus is a part) and certain other documents. In rendering the tax opinion, counsel will rely on representations of NewDominion, Park National Bank and Parent, to be updated as of the effective time of the Merger (and will assume that any such representation that is qualified by belief, knowledge or materiality is true, correct and complete without such qualification). If any such assumption or representation is or becomes inaccurate, the U.S. federal income tax consequences of the Merger could be adversely affected. The opinion will be based on statutory, regulatory and judicial authority existing as of the date of the opinion, any of which may be changed at any time with retroactive effect.
An opinion of counsel represents counsel’s best legal judgment but is not binding on the United States Internal Revenue Service (the “IRS”) or on any court. None of NewDominion, Park National Bank and Parent intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or any of the tax consequences described in the tax opinion.
Based on representations contained in representation letters of officers of NewDominion, Park National Bank and Parent, all of which must continue to be true and accurate in all material respects as of the effective time of the Merger, and subject to the other matters set forth above, it is the opinion of Squire Patton (US) Boggs, LLP and Wyrick Robbins Yates & Ponton LLP, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, in which event each of NewDominion, Park National Bank and Parent will be a party to such reorganization. Based upon the foregoing, the material U.S. federal income tax consequences of the Merger will be as described below:

•	no gain or loss will be recognized by Park National Bank, Parent or NewDominion as a result of the Merger;

•
gain (but not loss) will be recognized by a U.S. holder of NewDominion common stock that receives shares of Parent common stock and cash in exchange for shares of NewDominion common stock pursuant to the Merger, and the amount of taxable gain will equal the lesser of (i) the amount by which the sum of the fair market value of the Parent common stock and cash received (other than cash received in lieu of a fractional share of Parent common stock) by the U.S. holder of NewDominion common stock exceeds such U.S. holder’s tax basis in its NewDominion common stock and (ii) the amount of cash received by such U.S. holder of NewDominion common stock;

•
subject to the discussion below under “— Potential Recharacterization of Gain as a Dividend” below, gain or loss will generally be recognized by a U.S. holder of NewDominion common stock that receives solely cash in exchange for shares of NewDominion common stock pursuant to the Merger, in an amount equal to the difference between the amount of cash received and the holder’s adjusted tax basis in shares of NewDominion common stock surrendered, and such gain or loss generally will be long-term capital gain or loss for any shares of NewDominion common stock for which the holder’s holding period is more than one year as of the effective date of the Merger;

•
the aggregate tax basis of the Parent common stock received by a U.S. holder of NewDominion common stock in the Merger (including fractional shares of Parent common stock deemed received as described below) will be the same as the aggregate tax basis of the NewDominion common stock for which it is exchanged, decreased by the amount of cash received in the Merger (other than cash received in lieu of a fractional share of Parent common stock), and increased by the amount of gain recognized on the exchange (other than with respect to cash received in lieu of a fractional share in Parent common stock) (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “— Potential Recharacterization of Gain as a Dividend”); and

•
the holding period of Parent common stock received in exchange for shares of NewDominion common stock (including fractional shares of Parent common stock deemed received as described below) will include the holding period of the NewDominion common stock for which it is exchanged.

If a U.S. holder of NewDominion common stock acquired different blocks of NewDominion common stock at different times or at different prices, any gain or loss will generally be determined separately with respect to each block of NewDominion common stock, and the cash and shares of Parent common stock received will be allocated pro rata to each such block of stock. A loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares, but a U.S. holder will be able to reduce its recognized capital gains by recognized capital losses in determining its income tax liability. Each U.S. holder should consult its own tax advisor with regard to identifying the bases or holding periods of the particular shares of Parent common stock received in the Merger.
Taxation of Gain. Except as described under “— Potential Recharacterization of Gain as a Dividend” below, gain that a U.S. holder of NewDominion common stock recognizes in connection with the Merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holder has held (or is treated as having held) its NewDominion common stock for more than one year as of the date of the Merger.
For a non-corporate U.S. holder of NewDominion common stock, the maximum U.S. federal income tax rate on long-term capital gains generally is 20%.
Potential Recharacterization of Gain as a Dividend. All or part of the gain that a particular U.S. holder of NewDominion common stock recognizes could be treated as having the effect of the distribution of a dividend to such U.S. holder under the tests set forth in Section 302 of the Code. These tests are complex and dependent upon the specific factual circumstances particular to each U.S. holder and, in particular, the U.S. holder’s level of direct or indirect ownership of Parent common stock. As such, it is not possible to provide an opinion as to the potential impact of these tests. If the results of these tests were to treat the receipt of cash as having the effect of the distribution of a dividend, then all or a portion of the recognized gain would be treated as ordinary dividend income, rather than capital gain. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.
Cash Received Instead of a Fractional Share of Parent Common Stock. A U.S. holder of NewDominion common stock that receives cash in lieu of a fractional share of Parent common stock will be treated as having received the fractional share pursuant to the Merger and then as having exchanged the fractional share for cash in a redemption by Parent. As a result, such U.S. holder of NewDominion common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in the U.S. holder’s fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the Merger, the U.S. holder’s holding period for the relevant shares is greater than one year. The deductibility of capital losses is subject to limitations.
Medicare Tax on Unearned Income. A U.S. holder that is an individual is subject to a 3.8% tax on the lesser of (i) his or her “net investment income” for the relevant taxable year or (ii) the excess of his or her modified gross income for the taxable year over a certain threshold ($125,000, $200,000 or $250,000 depending on the individual’s U.S. federal income tax filing status). A similar regime applies to estates and trusts. Net investment income generally would include any capital gain recognized in connection with the Merger (including any gain treated as dividend).
Backup Withholding and Information Reporting. Payments of cash to a U.S. holder of NewDominion common stock pursuant to the Merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
A U.S. holder of NewDominion common stock that receives Parent common stock as a result of the Merger will be required to retain records pertaining to the Merger. Each U.S. holder of NewDominion common stock that is required to file a U.S. federal income tax return and that is a “significant holder” receiving Parent common stock in the Merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth such holder’s basis in the NewDominion common stock surrendered and the fair market value of the Parent common stock and cash received in the Merger. A “significant holder” is a holder of NewDominion common stock that, immediately before the Merger, owned at least 1% (by vote or value) of the outstanding stock of NewDominion or securities of NewDominion with a tax basis of $1 million or more.
This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the Merger. Tax matters are very complicated, and the tax consequences of the Merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the Merger.
Regulatory approvals
The Merger cannot proceed without obtaining all requisite regulatory approvals. Parent, Park National Bank and NewDominion have agreed to take all appropriate actions necessary to obtain the required approvals.
The Merger of Park National Bank and NewDominion is subject to prior approval of the OCC and NCCOB. Park National Bank submitted an application with the OCC and NCCOB on March 1, 2018 seeking the necessary approval. As of the date of this proxy statement/prospectus, OCC approval has not been obtained. Approval of the Merger by the OCC reflects only the OCC’s view that the transaction does not contravene applicable competitive standards imposed by law and is consistent with regulatory policies relating to safety and soundness. OCC approval is not an OCC opinion that the Merger is financially favorable to the shareholders or that the OCC has considered the adequacy of the terms of the Merger. OCC approval is not an endorsement of, or recommendation for, the Merger. As a transaction subject to the Bank Merger Act, approval by the Federal Reserve Board is not required.
The Merger may not be consummated until 30 days, which may be shortened to 15 days by the OCC, after receipt of OCC approval, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the OCC’s approval, unless a court specifically orders otherwise.
Interests of certain persons in the Merger
General.
Some members of the board of directors and executive officers of NewDominion may have interests in the Merger that are different from, or are in addition to, the interests of NewDominion shareholders generally. These interests include, among others, proposed employee benefits for those who become employees of Park National Bank after the Merger, the entry into employment agreements between Parent, Park National Bank and certain of NewDominion’s executive officers, the appointment of certain NewDominion directors to the NewDominion divisional advisory board, exchange of merger consideration for the cancellation of outstanding NewDominion stock options, exchange of merger consideration for the cancellation of outstanding NewDominion common stock granted pursuant to a NewDominion restricted stock award and indemnification and insurance coverage for NewDominion’s directors and officers, each as further described below.
The NewDominion board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and determining to recommend to NewDominion shareholders to vote for the approval of the Merger Agreement. As of April 2, 2018, NewDominion’s directors and executive officers beneficially owned (inclusive of shares underlying exercisable stock options), in the aggregate, 9,026,332 shares of NewDominion’s voting common stock, representing approximately 23.0% of NewDominion’s outstanding shares of voting common stock. For more information, see the section entitled “Security Ownership of Certain Beneficial Owners and Management of NewDominion.”
Employee Benefits. As described under the caption “Description of the Merger Agreement — Employee benefit matters,” the Merger Agreement generally provides that each employee who, in Parent and Park National Bank’s sole discretion, continues employment with the surviving bank will be provided wages or salaries and employee benefit (excluding equity plans) that in the aggregate are substantially comparable to what he or she receives at NewDominion immediately prior to the closing date (but in no event greater than the base wages, salaries or employee benefits provided to Parent’s similarly situated employees). Each employee of NewDominion who does not continue employment with the surviving bank will be provided with severance benefits under NewDominion’s existing severance practices or pursuant to the terms of any applicable employment agreement with NewDominion in existence as of the date of the Merger Agreement, credited with his or her years of service with NewDominion.
Creation of Advisory Board. As described above under the caption “Description of the Merger Agreement — Management of Parent, Park National Bank and NewDominion after the Merger,” at or promptly following the effective time of the Merger, a NewDominion divisional advisory board will be created and certain directors from the current board of directors of NewDominion, as agreed among Parent and NewDominion, will be appointed to serve thereon, with such advisory board members being entitled to compensation that is commensurate with Parent and Park National Bank’s historic advisory board compensation practice.
Cancellation of Stock Options in Exchange for Merger Consideration. As described below under the caption “Description of the Merger Agreement — Treatment of NewDominion Equity Awards—NewDominion Stock Options,” at the effective time of the Merger, NewDominion stock options, whether vested or unvested, with an exercise price less than $1.08 will be canceled and converted into the right to receive, at the holder’s option, cash consideration or stock consideration, subject to the proration provisions of the Merger Agreement, for each “net share” underlying such stock options. “Net share” means, with respect to a NewDominion stock option, the quotient obtained by dividing (i) the product of (x) the excess, if any, of $1.08 over the per share exercise price of such NewDominion stock option multiplied by (y) the number of shares of NewDominion common stock subject to such NewDominion stock option, by (ii) $1.08. The Merger Agreement requires NewDominion enter into option cancellation agreements with certain of its stock option holders to ensure that, immediately prior to the effective time, each NewDominion stock option that is being converted into merger consideration will be canceled at the effective time and only entitle the holders to receive merger consideration.
The table below describes the outstanding NewDominion stock options held by NewDominion’s directors and executive officers as of April 2, 2018, and the estimated net proceeds to be received in the Merger in exchange for such stock options. As described below, all outstanding stock options have an exercise price below $1.08 and will be exchanged for merger consideration pursuant to the terms of the Merger Agreement.

	Shares Underlying NewDominion Stock Options	Per Share Exercise Price		Net Shares	Estimated Net Proceeds(1)
Executive Officers:
Todd W. Bogdan	375,000	$0.54		187,500	$202,500
Gregory G. Burke	751,907	0.52	(2)	389,913	421,106
Timothy J. Ignasher	375,000	0.54		187,500	202,500
J. Blaine Jackson	876,907	0.52	(3)	452,413	488,606
Kelly B. King	17,535	0.50		9,417	10,170
Directors:
Kenneth R. Beuley	22,223	0.54		11,112	12,000
Dr. Jack M. Cathey	22,223	0.54		11,112	12,000
Louis J. Foreman	22,223	0.54		11,112	12,000
Charles T. Hodges	22,223	0.54		11,112	12,000
David L. Hood, Jr.	22,223	0.54		11,112	12,000
David Longo	22,223	0.54		11,112	12,000
Dennis W. Moser	22,223	0.54		11,112	12,000
Donald P. Renaldo, M.D.	22,223	0.54		11,112	12,000
Sara C. White	22,223	0.54		11,112	12,000
(1) Assumes each “net share” is exchanged for cash consideration or stock consideration of equivalent value.
(2) Reflects the midpoint of option exercise prices. The stock options owned by Mr. Burke include the right to acquire (a) 376,907 shares of NewDominion common stock at a per share exercise price of $0.50 per share and (b) 375,000 shares of NewDominion common stock at a per share exercise price of $0.54 per share.
(3) Reflects the midpoint of option exercise prices. The stock options owned by Mr. Jackson include the right to acquire (a) 376,907 shares of NewDominion common stock at a per share exercise price of $0.50 per share and (b) 500,000 shares of NewDominion common stock at a per share exercise price of $0.54 per share.

Cancellation of Restricted Stock Awards in Exchange for Merger Consideration. As described above under the caption “Description of the Merger Agreement — Treatment of NewDominion Equity Awards — NewDominion Restricted Stock Awards,” immediately prior to the effective time of the Merger, each award in respect of a share of NewDominion common stock subject to vesting, repurchase or other lapse restriction granted under a NewDominion equity incentive plan that is unvested or contingent and outstanding immediately prior to the effective time (a “NewDominion Restricted Stock Award”) shall fully vest (with any performance-based vesting condition applicable to such NewDominion Restricted Stock Award deemed satisfied to the extent provided in the applicable award agreement) and shall be canceled and converted automatically into the right to receive the merger consideration for the shares of NewDominion common stock underlying such NewDominion Restricted Stock Award based on the holder’s election and subject to the proration provisions of the Merger Agreement. The table below describes the outstanding, unvested NewDominion Restricted Stock Awards held by NewDominion’s executive officers as of April 2, 2018 and the estimated net proceeds to be received in the Merger in exchange for such NewDominion Restricted Stock Awards. There were no unvested NewDominion Restricted Stock Awards held by any non-employee directors as of the foregoing date.

	Shares Underlying NewDominion Restricted Stock Awards	Value Per NewDominion Share(1)	Estimated Net Proceeds(1)
Executive Officers:
Todd. W. Bogdan	51,355	$1.08	$50,464
Gregory G. Burke	92,470	1.08	99,868
Timothy J. Ignasher	48,544	1.08	52,427
J. Blaine Jackson	199,896	1.08	215,888
Kelly B. King	38,082	1.08	41,128
(1) Assumes each NewDominion Restricted Stock Award is exchanged for the $1.08 cash consideration or stock consideration of equivalent value.
Employment Agreements.
In connection with the Merger, Parent and Park National Bank have entered into employment agreements (the “Employment Agreements”) with certain of NewDominion’s executive officers. The Employment Agreements, which will become effective upon closing of the Merger, were offered to and accepted by each of J. Blaine Jackson, NewDominion’s Chief Executive Officer; Timothy Ignasher, NewDominion’s President; Todd Bogdan, NewDominion’s Chief Operating Officer; Greg Burke, NewDominion’s Chief Credit Officer; and Kelly B. King, NewDominion’s Chief Financial Officer. The Employment Agreements provide that, upon consummation of the Merger, the employment agreements currently existing between each such executive officer and NewDominion will terminate and the executive will not be entitled to any benefits thereunder.
Pursuant to the new Employment Agreements, each executive officer will retain a role with the NewDominion division of Park National Bank that is identical to the executive’s current role with NewDominion, other than Ms. King who will transition to Director of Credit of the NewDominion division of Park National Bank. Unless otherwise terminated pursuant to their terms, the Employment Agreements have a term ending on the fourth anniversary of the effective date of the Merger. Each executive officer is entitled to: (i) a base salary, (ii) discretionary annual bonuses consistent with those received by Park National Bank’s similarly situated employees, (iii) a cash signing bonus and (iv) shares of Parent’s restricted stock granted pursuant to Parent’s long-term incentive plan. The executives are also entitled to other standard benefits such as participation in Park National Bank’s fringe benefit plans and paid vacation time.
Under the Employment Agreements, in the event Park National Bank terminates the executive’s employment without Cause or executive resigns for Good Reason (as each such term is defined in the Employment Agreements), and such termination or resignation is not in connection with a change in control, executive will be entitled to (i) a lump sum severance payment equal to the executive’s then-current base salary and (ii) 12 months of COBRA coverage. In the event Park National Bank terminates the executive’s employment without Cause or executive resigns for Good Reason, and such termination occurs within 24 months after a change in control, executive will be entitled to (i) a lump sum severance payment equal to one and a half times the sum of (a) the executive’s then current base salary and (b) the average of the executive’s last two annual discretionary bonuses, and (ii) 12 months of COBRA coverage. If Park National Bank terminates the executive’s employment for Cause or the executive resigns without Good Reason or if employment is terminated upon death or disability, executive will only be entitled to accrued obligations as of the date of termination or resignation.
Subject to certain terms and limitations, each Employment Agreement further provides that while employed and for a period of 18 months thereafter, the executive may not (i) solicit or hire employees or independent contractors of Parent or Park National Bank or (ii) induce, or attempt to induce, any client or customer of Parent or Park National Bank to cease or reduce the business conducted with Parent or Park National Bank. Furthermore, subject to certain terms and limitations, each Employment Agreement provides that while employed and for a period of 12 months thereafter, the executive may not compete with Parent or Park National Bank.
Continued Director and Officer Liability Coverage. Pursuant to the terms of the Merger Agreement, NewDominion will, for six years after the effective time, maintain in effect the current directors’ and officers’ liability insurance policies maintained by NewDominion with respect to matters occurring prior to the effective time of the Merger or, alternatively, substitute policies of at least the same coverage and amounts. However, NewDominion is not required to expend more than an amount per year equal to 200% of current annual premiums paid by NewDominion for such insurance.
In addition, Park National Bank and Parent have agreed to, for six years after the effective time of the Merger, (i) indemnify and hold harmless the current and former directors, officers and employees of NewDominion and its subsidiaries for all actions taken by them in such capacities prior to the effective time and (ii) assume all obligations of NewDominion and its subsidiaries to such directors, officers and employees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time as provided in their organizational documents.
Voting agreements
Directors and executive officers of NewDominion who own shares of NewDominion voting common stock and certain other shareholders of NewDominion who own shares of NewDominion non-voting common stock have entered into voting agreements with Parent and Park National Bank. Under these agreements, these shareholders have each agreed, among other things, to vote their respective shares of NewDominion common stock: (i) in favor of the adoption of the Merger Agreement; (ii) against approval of any proposal made in opposition to, or in competition with, the Merger; and (iii) against certain other actions that would impede, interfere with, delay, postpone, discourage or adversely affect the Merger.
The NewDominion directors and executive officers who have entered into voting agreements and their affiliates beneficially owned 9,026,332 shares of NewDominion voting common stock (inclusive of shares underlying exercisable stock options) or approximately 23.0% of NewDominion’s voting common stock outstanding as of April 2, 2018. The holders of NewDominion’s non-voting common stock who have entered into voting agreements and their affiliates owned 33,586,481 shares of NewDominion non-voting common stock or 87.8% of NewDominion’s non-voting common stock outstanding as of April 2, 2018. Parent owns the remaining 12.2% of NewDominion’s non-voting common stock, which will be entitled to vote at the special meeting.
The voting agreements will terminate at the earliest to occur of: termination of the Merger Agreement, effectiveness of the Merger, a material modification to the Merger Agreement that adversely impacts the consideration payable to NewDominion shareholders, and 18 months following execution of the voting agreements.
Restrictions on resale of Parent common stock
The shares of Parent common stock to be issued in connection with the Merger will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be freely transferable, except for shares issued to any shareholder who may be deemed to be an “affiliate” of Parent for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of Parent include individuals or entities that control, are controlled by, or are under common control with, Parent and may include the executive officers, directors and significant shareholders of Parent.
NewDominion shareholder appraisal rights
The following is a summary of the steps that you must take if you wish to exercise appraisal rights with respect to the Merger. This description is not complete. You should read the provisions of Article 13 of the NCBCA, which are set forth in Annex B to this proxy statement/prospectus, for a more complete discussion of the procedures. If you fail to take any one of the required steps set forth in these provisions, your appraisal rights may be terminated. If you are considering dissenting from the Merger and exercising your appraisal rights, you should consult your own legal advisor.
Holders of the common stock of NewDominion who are entitled to vote on the Merger have a right to demand payment in cash of the “fair value” of their shares of NewDominion common stock. Shareholders who receive a fair value cash payment will not be entitled to receive any shares of Parent common stock offered in the Merger. Article 13 of the NCBCA sets forth the rights of NewDominion’s shareholders who wish to demand fair value payments for their shares. The following is a summary of the material terms of the statutory procedures to be followed by a holder of NewDominion’s common stock in order to perfect appraisal rights under the NCBCA. NewDominion shareholders who desire to assert appraisal rights, but who do not properly follow the appraisal rights procedures set forth in Article 13 of the NCBCA, will receive the merger consideration set forth in the Merger Agreement. A copy of Article 13 of the NCBCA is attached as Annex B. NewDominion shareholders are urged to read Annex B in its entirety and to consult with their legal and other professional advisors.
Pursuant to the requirements of section 55-13-20(d) of the NCBCA, NewDominion is providing its shareholders with a copy of its annual audited consolidated financial statements. Those financial statements are provided at Annex D to this proxy statement/prospectus. Shareholders are encouraged to read those financial statements in their entirety.
Requirements of Appraisal Rights
If a NewDominion shareholder elects to exercise the right to demand appraisal, such shareholder must satisfy all of the following conditions:

•	The shareholder must be entitled to vote on the Merger.

•
The shareholder must deliver to NewDominion, before the vote on approval or disapproval of the Merger Agreement is taken, written notice of the shareholder’s intent to demand payment if the plan of merger is effectuated. This notice must be in addition to and separate from any proxy or vote against the plan of merger. Neither voting against, abstaining from voting, nor failing to vote on the plan of merger will constitute a notice within the meaning of Article 13.

•
The shareholder must not vote, or cause or permit to be voted, any shares in favor of the plan of merger. A failure to vote will satisfy this requirement, as will a vote against the plan of merger, but a vote in favor of the plan of merger, by proxy or in person, or the return of a signed proxy which does not specify a vote against approval of the plan of merger or contain a direction to abstain, will constitute a waiver of the shareholder’s appraisal rights.

If the requirements above are not satisfied and the plan of merger becomes effective, a NewDominion shareholder will not be entitled to payment for such shareholder’s shares under the provisions of Article 13 of the NCBCA.
Required Notice to NewDominion
Written notices of intent to demand payment should be addressed to NewDominion Bank, 1111 Metropolitan Avenue, Suite 500, Charlotte, North Carolina, 28204, Attention: J. Blaine Jackson. The notice must be executed by the holder of record of shares of NewDominion’s common stock. A beneficial owner may assert appraisal rights only with respect to all shares of NewDominion’s common stock of which such person is the beneficial owner. With respect to shares of NewDominion’s common stock that are owned of record by a voting trust or nominee, the beneficial owner of such shares may exercise appraisal rights only if such beneficial owner also submits to NewDominion the record holder’s written consent to such exercise not later than the Demand Deadline (as defined below). A record holder, such as a broker, who holds shares of NewDominion’s common stock as a nominee for others, may exercise appraisal rights with respect to the shares held by all or less than all beneficial owners of shares as to which such person is the record holder, provided such record holder exercises appraisal rights with respect to all shares beneficially owned by any particular beneficial shareholder. In such case, the notice submitted by such nominee as record holder must set forth the name and address of the beneficial shareholder who is demanding payment.

Appraisal Notice from NewDominion
If the Merger becomes effective, NewDominion will be required to deliver a written appraisal notice and form to all shareholders who have satisfied the requirements described under the heading “Requirements of Appraisal Rights” above. The appraisal notice and form must be sent no earlier than the effective date of the Merger and no later than ten days after such effective date. The appraisal notice and form must:

•
Identify the first date of any announcement of the principal terms of the Merger to the shareholders. If such an announcement was made, the form must require the shareholder to certify whether beneficial ownership of the shares was acquired before that date. For more information regarding this requirement, see “After-Acquired Shares” below.

•	Require the shareholder to certify that the shareholder did not vote for or consent to the Merger.

•	State where the appraisal form is to be returned, where certificates for certificated shares must be deposited, and the date by which such certificates must be deposited.

•
State a date by which NewDominion must receive the appraisal form from the shareholder (the “Demand Deadline”). The date may not be less than forty nor more than sixty days after the date the appraisal notice and form are sent.

•	State that if the appraisal form is not received by NewDominion by the specified date, the shareholder will be deemed to have waived the right to demand appraisal.

•	State NewDominion’s estimate of the fair value of the shares.

•
Disclose that, if requested in writing by the shareholder, NewDominion will disclose within ten days after the Demand Deadline the number of shareholders who have returned their appraisal forms and the total number of shares owned by them.

•	Establish a date within twenty days of the Demand Deadline by which shareholders can withdraw the request for appraisal.

•	Include a copy of Article 13 of the NCBCA.
A shareholder who receives an appraisal notice from NewDominion must demand payment by signing and returning the appraisal form included with the notice and, in the case of certificated shares, deposit such shareholder’s share certificates in accordance with the terms of the appraisal notice. Shareholders should respond to the appraisal form’s request discussed above regarding when beneficial ownership of the shares was acquired. A failure to provide this certification allows NewDominion to treat the shares as “after-acquired shares” subject to NewDominion’s authority to delay payment as described under the heading “After-Acquired Shares” below. Once a shareholder deposits the holder’s certificates or, in the case of uncertificated shares, returns the signed appraisal form, the shareholder loses all rights as a shareholder unless a timely withdrawal occurs as described below. A shareholder who does not sign and return the appraisal form and, in the case of certificated shares, fails to deposit the certificate(s) for the shares, is not entitled to payment under Article 13 of the NCBCA.
A shareholder who has complied with all the steps required for appraisal may thereafter decline to exercise appraisal rights and withdraw from the appraisal process by notifying NewDominion in writing. The appraisal notice will include a date by which the withdrawal notice must be received. Following this date, a shareholder may only withdraw from the appraisal process with NewDominion’s consent.
NewDominion’s Payment to Shareholders Demanding Appraisal
Within thirty days after the Demand Deadline, NewDominion is required to pay each shareholder the amount that NewDominion estimates to be the fair value of such shareholder’s shares, plus interest accrued from the effective date of the Merger to the date of payment. The payment must be accompanied by the following:

•
NewDominion’s most recently available balance sheet, income statement, and statement of cash flows as of the end of or for the fiscal year ending not more than sixteen months before the date of payment, and the latest available quarterly financial statements, if any;

•	a statement of NewDominion’s estimate of the fair value of the shares, which must equal or exceed NewDominion’s estimate in the earlier-circulated appraisal notice; and

•
a statement that the shareholder has the right to submit a final payment demand as described below and that the shareholder will lose the right to submit a final payment demand if he or she does not act within the specified time frame.

Final Payment Demand by Shareholders
A shareholder who is dissatisfied with the amount of the payment received from NewDominion may notify NewDominion in writing of such shareholder’s own estimate of the fair value of the shares and the amount of interest due, and demand payment of the excess of this estimate over the amount previously paid by NewDominion. A shareholder who does not submit a final payment demand within thirty days after receiving NewDominion’s payment is only entitled to the amount previously paid.
After-Acquired Shares
NewDominion may withhold payment with respect to any shares that a shareholder failed to certify on the appraisal form as being beneficially owned prior to the date stated in the appraisal notice as the date on which the principal terms of the Merger were first announced. If NewDominion withholds payment, it must, within thirty days after the Demand Deadline, provide affected shareholders with NewDominion’s most recently available balance sheet, income statement, and statement of cash flows as of the end of or for the fiscal year ending not more than sixteen months before the date of payment, and the latest available quarterly financial statements, if any. NewDominion must also inform such shareholders that they may accept NewDominion’s estimate of the fair value of their shares, plus interest, in full satisfaction of their claim or submit a final payment demand. Shareholders who wish to accept the offer must notify NewDominion of their acceptance within thirty days after receiving the offer. NewDominion must send payment to such shareholders within ten days after receiving their acceptance. Shareholders who are dissatisfied with the offer must reject the offer and demand payment of the shareholder’s own estimate of the fair value of the shares, plus interest. If a shareholder does not explicitly accept or reject NewDominion’s offer, such shareholder will be deemed to have accepted the offer. NewDominion must send payment to these shareholders within forty days after sending the notice regarding withholding of payment.
Judicial Appraisal of Shares
If NewDominion does not pay the amount demanded pursuant to a shareholder’s final payment demand, it must commence a proceeding in North Carolina Superior Court within sixty days after receiving the final demand. The purpose of the proceeding is to determine the fair value of the shares and the interest due. If NewDominion does not commence the proceeding within the sixty-day period, it must pay each shareholder demanding appraisal the amount demanded, plus interest.
All shareholders whose payment demands remain unsettled will be parties to the action. The proceeding is against the shareholders’ shares and not against shareholders personally. There is no right to a jury trial. Each shareholder who is a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by NewDominion to the shareholder for the shares.
The court will determine all court costs of the proceeding and will assess the costs against NewDominion, except that the court may assess costs against some or all of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Article 13 of the NCBCA. The court may also assess expenses (including legal fees) for the respective parties, in the amounts the court finds equitable: (i) against NewDominion if the court finds that it did not comply with the statutes or (ii) against NewDominion or the shareholder demanding appraisal, if the court finds that the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith. If the court finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that the expenses should not be assessed against NewDominion, it may direct that the expenses be paid out of the amounts awarded to the shareholders who were benefited.

If NewDominion fails to make a required payment to a shareholder under Article 13 of the NCBCA, the shareholder entitled to payment can commence an action against NewDominion directly for the amount owed and recover the expenses of that action.
THE SUMMARY SET FORTH ABOVE DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROVISIONS OF ARTICLE 13 RELATING TO THE RIGHTS OF SHAREHOLDERS DEMANDING APPRAISAL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE APPLICABLE SECTIONS OF THE NORTH CAROLINA BUSINESS CORPORATION ACT, WHICH ARE INCLUDED AS ANNEX B TO THIS PROXY STATEMENT/PROSPECTUS. SHAREHOLDERS INTENDING TO EXERCISE APPRAISAL RIGHTS ARE URGED TO REVIEW ANNEX B CAREFULLY AND TO CONSULT WITH LEGAL COUNSEL SO AS TO BE IN STRICT COMPLIANCE THEREWITH.

DESCRIPTION OF THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement. This summary does not purport to describe all the terms of the Merger Agreement and is qualified by reference to the complete text of the Merger Agreement which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the Merger Agreement completely and carefully as it, rather than this description, is the legal document that governs the Merger.
The text of the Merger Agreement has been included to provide you with information regarding its terms. The terms of the Merger Agreement (such as the representations and warranties) are intended to govern the contractual rights and relationships, and allocate risks, between the parties in relation to the Merger. The Merger Agreement contains representations and warranties Parent and Park National Bank, on the one hand, and NewDominion, on the other hand, made to each other as of specific dates. The representations and warranties were negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligations to complete the Merger. The statements embodied in those representations and warranties may be subject to important limitations and qualifications as set forth therein, including a contractual standard of materiality different from that generally applicable under federal securities laws.
General
The Merger Agreement provides for the Merger of NewDominion with and into Park National Bank, with Park National Bank continuing as the surviving bank. After the consummation of the Merger, Park National Bank will continue to be a wholly-owned subsidiary of Parent.
Closing and effective time
Closing. The closing of the Merger will take place at 10:00 a.m., New York time, at the offices of Squire Patton Boggs (US) LLP, 221 East Fourth Street, Suite 2900, Cincinnati, Ohio 45202, on a date to be specified by the parties, which date shall be no later than five (5) business days after satisfaction or waiver of the conditions set forth in the Merger Agreement, or at another time agreed to in writing by all the parties. See “— Conditions to completion of the Merger” below for a more complete description of the conditions that must be satisfied prior to closing. The completion of the Merger sometimes is referred to in this proxy statement/prospectus as the closing date.
Completion of the Merger. The Merger will become effective upon the filing of the articles of merger with the North Carolina Secretary of State, or such time thereafter as agreed to in writing by Parent and NewDominion and so provided in the articles of merger. The time at which the Merger becomes effective is sometimes referred to in this proxy statement/prospectus as the effective time.
Consideration to be received in the Merger
As a result of the Merger, each NewDominion shareholder will have the right, with respect to each share of NewDominion voting and non-voting common stock held, to elect to receive merger consideration consisting of cash or shares of Parent common stock, subject to proration as described below. NewDominion shareholders may elect cash for some of their shares and stock for the remainder of the shares they own. Shares of NewDominion common stock held by NewDominion or by Parent or Park National Bank or by any wholly-owned Subsidiary of Parent, Park National Bank or NewDominion immediately prior to the effective time (other than (i) shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, by Parent, NewDominion or any wholly-owned Subsidiary of Parent or NewDominion in respect of a debt previously contracted) (which we refer to collectively as the “excluded shares”) shall automatically be canceled and cease to exist as of the effective time and no consideration shall be delivered or deliverable therefor.
The value of the cash consideration is fixed at $1.08. However, the implied value of the stock consideration will fluctuate as the market price of Parent common stock fluctuates before the completion of the Merger. This price will not be known at the time of the special meeting and may be more or less than the current price of Parent common stock or the price of Parent common stock at the time of the special meeting or at the time an election is made, and the implied value of the stock consideration may be more or less than the value of the cash consideration at the completion of the Merger.
Set forth below is a table showing the value of the cash consideration and the hypothetical implied value of the stock consideration based on a range of market prices for Parent common stock. The table does not reflect the fact that cash will be paid instead of fractional shares.

Parent Common Stock	NewDominion Common Stock
Hypothetical Closing Prices	Cash Election: Cash Consideration Per Share	OR	Stock Election: Stock Consideration Per Share
			Shares of Parent Common Stock	Hypothetical Implied Value(*)
$95.00	$1.08		0.01023	$0.97
96.00	1.08		0.01023	0.98
97.00	1.08		0.01023	0.99
98.00	1.08		0.01023	1.00
99.00	1.08		0.01023	1.01
100.00	1.08		0.01023	1.02
101.00	1.08		0.01023	1.03
102.00	1.08		0.01023	1.04
103.00	1.08		0.01023	1.05
104.00	1.08		0.01023	1.06
105.00	1.08		0.01023	1.07
105.56	1.08		0.01023	1.08
106.00	1.08		0.01023	1.08
107.00	1.08		0.01023	1.09
108.00	1.08		0.01023	1.10
109.00	1.08		0.01023	1.12
110.00	1.08		0.01023	1.13
111.00	1.08		0.01023	1.14
112.00	1.08		0.01023	1.15
113.00	1.08		0.01023	1.16
114.00	1.08		0.01023	1.17
115.00	1.08		0.01023	1.18
_________________________

(*)
Hypothetical implied value based on hypothetical closing price on the NYSE American of Parent common stock. The price information in bold reflects the average closing stock price of Parent common stock on the NYSE American for the twenty trading days ending on January 21, 2018, the business day immediately prior to the date of the signing of the Merger Agreement.

Cash Election; Stock Election; Non-Election Shares
The Merger Agreement provides that each NewDominion shareholder who makes a valid cash election will have the right to receive, in exchange for each share of NewDominion common stock held by such holder, an amount equal to $1.08. We refer to this cash amount as the “cash consideration.” The total number of shares of NewDominion common stock (including shares subject to NewDominion restricted stock awards and NewDominion stock options) that will be converted into the cash consideration is fixed at 40% of the total number of shares of NewDominion common stock outstanding immediately prior to the completion of the Merger (including shares subject to NewDominion restricted stock awards and NewDominion stock options but excluding excluded shares and shares for which appraisal rights have been validly exercised), which we refer to as the “cash conversion number,” and the remaining 60% of shares of NewDominion common stock will be converted into the stock consideration. As a result, even if a NewDominion shareholder makes a cash election, that holder may nevertheless receive a mix of cash and stock.

The Merger Agreement also provides that each NewDominion shareholder who makes a valid stock election will have the right to receive, in exchange for each share of NewDominion common stock held, 0.01023 shares of Parent common stock. We refer to this stock amount as the “stock consideration.” Because the cash conversion number is fixed at 40% of the total number of shares of NewDominion common stock outstanding immediately prior to the completion of the Merger (including shares subject to NewDominion restricted stock awards and NewDominion stock options but excluding excluded shares and shares for which appraisal rights have been validly exercised), even if a NewDominion shareholder makes a stock election, that holder may nevertheless receive a mix of cash and stock.
If you are a NewDominion shareholder and you do not make an election to receive cash or Parent common stock in the Merger, your elections are not received by the exchange agent by the election deadline or your forms of election are improperly completed and/or are not signed, you will be deemed not to have made an “election” and your shares will be considered “non-election shares,” and you may be paid in only cash, only Parent common stock or a mix of cash and shares of Parent common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other NewDominion shareholders using the proration adjustment described below.
If, after the date of the Merger Agreement and prior to the effective time, the outstanding shares of Parent common stock or NewDominion common stock change in number or type as a result of a reclassification, reorganization, recapitalization, stock split, reverse stock split, stock dividend or other similar change in capitalization, or if there is any extraordinary dividend or distribution, then the merger consideration will be adjusted to provide the holders of NewDominion common stock the same economic effect as contemplated by the Merger Agreement.
Proration
As described above, the cash conversion number is fixed at 40% of the total number of shares of NewDominion common stock outstanding immediately prior to the completion of the Merger (including shares subject to NewDominion restricted stock awards and NewDominion stock options). As a result, if the aggregate number of shares of NewDominion common stock (including shares subject to NewDominion restricted stock awards and NewDominion stock options) with respect to which cash elections have been made, which we refer to as the “cash election number,” exceeds the cash conversion number, all NewDominion shareholders who have elected to receive cash consideration will have such form of consideration proportionately reduced, and will instead receive a portion of their consideration in stock consideration, despite their election. Correspondingly, if the cash election number is less than the cash conversion number, NewDominion shareholders who have elected to receive stock consideration may have such form of consideration proportionately reduced, and may receive a portion of their consideration in cash consideration, despite their election, depending on the number of non-election shares, as described below. The cash and stock elections are subject to adjustment to preserve the limitations described above on the stock and cash to be issued and paid in the Merger. As a result, if you make a cash election or stock election, you may nevertheless receive a mix of cash and stock.
Adjustment if Cash Election is Oversubscribed
Stock consideration may be issued to NewDominion shareholders who make cash elections if the cash election number is greater than the cash conversion number — in other words, if the cash election is oversubscribed. If the cash election is oversubscribed, then:

•
a NewDominion shareholder making a stock election, no election or an invalid election will receive the stock consideration for each share of NewDominion common stock as to which it made a stock election, no election or an invalid election; and

•	a NewDominion shareholder making a cash election will receive:
•
The cash consideration for a number of shares of NewDominion common stock equal to the product obtained by multiplying (1) the number of shares of NewDominion common stock for which such shareholder has made a cash election by (2) a fraction, the numerator of which is the cash conversion number and the denominator of which is the cash election number; and

	•	The stock consideration for the remaining shares of NewDominion common stock for which the shareholder made a cash election.
Example of Oversubscription of Cash Election
As an example, assuming that:

•	the cash conversion number was 50 million; and
•
the cash election number was 100 million (in other words, only 50 million shares of NewDominion common stock can receive the cash consideration, but NewDominion shareholders have made cash elections with respect to 100 million shares of NewDominion common stock), then a NewDominion shareholder making a cash election with respect to 1,000 shares of NewDominion common stock would receive the cash consideration with respect to 500 shares of NewDominion common stock (1,000 * 50/100) and the stock consideration with respect to the remaining 500 shares of NewDominion common stock. Therefore, given the exchange ratio of 0.01023, that NewDominion shareholder would receive 5 shares of Parent common stock and approximately $540 in cash (as well as cash in lieu of fractional shares).
Adjustment if the Cash Election is Undersubscribed
Cash consideration may be issued to NewDominion shareholders who make stock elections if the cash election number is less than the cash conversion number — in other words, if the cash election is undersubscribed. The amount by which the cash election number is less than the cash conversion number is referred to as the “shortfall number.” If the cash election is undersubscribed, then all NewDominion shareholders making a cash election will receive the cash consideration for all shares of NewDominion common stock as to which they made a cash election. NewDominion shareholders making a stock election, NewDominion shareholders who make no election and NewDominion shareholders who failed to make a valid election will receive cash and/or Parent common stock depending on whether the shortfall number is less than or greater than the number of non-election shares, as described below.
Scenario 1: Undersubscription of Cash Election and Shortfall Number is Less than or Equal to Number of Non-Election Shares
If the shortfall number is less than or equal to the number of non-election shares, then:

•	a NewDominion shareholder making a cash election will receive the cash consideration for each share of NewDominion common stock as to which it made a cash election;
•	a NewDominion shareholder making a stock election will receive the stock consideration for each share of NewDominion common stock as to which it made a stock election; and
•	a NewDominion shareholder who made no election or who did not make a valid election with respect to any of its shares will receive:
•
the cash consideration with respect to that number of shares of NewDominion common stock equal to the product obtained by multiplying (1) the number of non-election shares held by such holder by (2) a fraction, the numerator of which is the shortfall number and the denominator of which is the total number of non-election shares; and

• the stock consideration with respect to the remaining non-election shares held by such shareholder.

Example of Scenario 1
As an example, assuming that:

•	the cash conversion number is 50 million,
•
the cash election number is 20 million (in other words, 50 million shares of NewDominion common stock must be converted into cash consideration, but NewDominion shareholders have made a cash election with respect to only 20 million shares of NewDominion common stock, so the shortfall number is 30 million), and

•	the total number of non-election shares is 40 million,
then a NewDominion shareholder that has not made an election with respect to 1,000 shares of NewDominion common stock would receive the per share cash consideration with respect to 750 shares of NewDominion common stock (1,000 * 30/40) and the per share stock consideration with respect to the remaining 250 shares of NewDominion common stock. Therefore, given the exchange ratio of 0.01023, that NewDominion shareholder would receive 2 shares of Parent common stock and approximately $810 in cash (as well as cash in lieu of fractional shares).
Scenario 2: Undersubscription of Cash Election and Shortfall Number is Greater than Number of Non-Election Shares
If the shortfall number exceeds the number of non-election shares, then:

•	a NewDominion shareholder making a cash election will receive the cash consideration for each share of NewDominion common stock as to which it made a cash election;
•	a NewDominion shareholder who made no election or who did not make a valid election will receive cash consideration for each of its non-election shares; and
•	a NewDominion shareholder making a stock election will receive:
•
the cash consideration with respect to the number of shares of NewDominion common stock equal to the product obtained by multiplying (1) the number of shares of NewDominion common stock with respect to which the shareholder made a stock election by (2) a fraction, the numerator of which is equal to the amount by which the shortfall number exceeds the number of non-election shares and the denominator of which is equal to the total number of stock election shares; and

• the stock consideration with respect to the remaining shares of NewDominion common stock held by such shareholder as to which it made a stock election.
Example of Scenario 2
As an example, assuming that:

•	the cash conversion number is 50 million,
•
the cash election number is 20 million (in other words, 50 million shares of NewDominion common stock must be converted into cash consideration, but NewDominion shareholders have made a cash election with respect to only 20 million shares of NewDominion common stock, so the shortfall number is 30 million),

•	the number of non-election shares is 20 million (so the shortfall number exceeds the number of non-election shares by 10 million), and
•	the total number of stock election shares is 100 million,
then a NewDominion shareholder that has made a stock election with respect to 1,000 shares of NewDominion common stock would receive the cash consideration with respect to 100 shares of NewDominion common stock (1,000 * 10/100) and the stock consideration with respect to the remaining 900 shares of NewDominion common stock. Therefore, given the exchange ratio of 0.01023, that NewDominion shareholder would receive 9 shares of Parent common stock and $108 in cash (as well as cash in lieu of fractional shares).

Fractional shares
Parent will not issue any fractional shares of Parent common stock in the Merger. Instead, a NewDominion shareholder who otherwise would have received a fraction of a share of Parent common stock will receive an amount in cash (rounded to the nearest cent) determined by multiplying (i) $105.56 (which represents the average closing price of Parent common stock as reported on the NYSE American over the twenty (20) consecutive trading day period ending on the business day immediately prior to the date of the Merger Agreement, rounded to the nearest whole cent) and (ii) the fraction of a share of Parent common stock that such holder would otherwise have been entitled to receive.
Treatment of NewDominion equity awards
NewDominion Stock Options. At the effective time, each NewDominion option that is outstanding and has a per share exercise price that is less than $1.08 will be canceled and converted into the right to receive the merger consideration in respect of each net share covered by the NewDominion option, less applicable tax withholdings.
At the effective time, each NewDominion option that is outstanding and has a per share exercise price that is greater than or equal to $1.08 will be assumed and converted into an option to purchase, on the same terms and conditions as were applicable to such NewDominion option prior to the effective time, the number of shares of Parent common stock (rounded down to the nearest whole share) determined by multiplying the number of shares of NewDominion common stock subject to the NewDominion option by 0.01023 (the stock consideration exchange ratio), at an exercise price per share (rounded up to the nearest whole cent) determined by dividing the per share exercise price of the NewDominion option by 0.01023 (the stock consideration exchange ratio).
The Merger Agreement requires NewDominion enter into option cancellation agreements with certain of its stock option holders to ensure that, immediately prior to the effective time, each NewDominion stock option that is being converted into merger consideration will be canceled at the effective time and only entitle the holders to receive merger consideration.
NewDominion Restricted Stock Awards. Immediately prior to the effective time, each award in respect of a share of NewDominion common stock subject to vesting, repurchase or other lapse restriction granted under a NewDominion equity incentive plan that is unvested or contingent and outstanding immediately prior to the effective time (a “NewDominion Restricted Stock Award”) shall fully vest (with any performance-based vesting condition applicable to such NewDominion Restricted Stock Award deemed satisfied to the extent provided in the applicable award agreement) and shall be canceled and converted automatically into the right to receive the merger consideration on the shares of NewDominion common stock underlying such NewDominion Restricted Stock Award based on the holder’s election and subject to proration.
Election as to form of consideration
NewDominion shareholders, and holders of NewDominion stock options and restricted stock awards, will initially be mailed a form of election, including transmittal materials, at least twenty business days prior to the election deadline so as to permit each NewDominion shareholder (or stock option or restricted stock award holder) to exercise its right to make an election prior to the election deadline. Each form of election will allow you to make cash or stock elections or a combination of both with respect to your shares of NewDominion common stock and NewDominion stock options and restricted stock awards. Following the initial mailing of the form of election, Parent will use all reasonable efforts to make available as promptly as possible a form of election to any holder who requests such form of election prior to the election deadline.
Unless otherwise agreed to in advance by Parent, Park National Bank and NewDominion, the election deadline will be 5:00 p.m. local time (in the city in which the principal office of the exchange agent is located), on the date that Parent, Park National Bank and NewDominion agree is as near as practicable to two business days prior to the expected closing date. Parent and NewDominion will issue a press release announcing the date of the election deadline not more than fifteen business days before, and at least five business days prior to, the election deadline.
If you wish to elect the type of merger consideration you will receive in the Merger, you should carefully review and follow the instructions that will be set forth in the form of election. Shareholders who hold their shares of NewDominion common stock in “street name” or through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election with respect to such shares of

NewDominion common stock. Shares of NewDominion common stock (and shares underlying stock options and restricted stock awards) as to which the holder has not made a valid election prior to the election deadline will be treated as though they had not made an election.
To make a valid election, each NewDominion shareholder and holder of NewDominion stock options and restricted stock awards must submit a properly completed form of election (including duly executed transmittal materials included in the form of election), together with, for shareholders only, stock certificates or an appropriate guarantee of delivery of such stock certificates as described below, so that it is received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election. Holders of NewDominion stock options and restricted stock awards will not be required to deliver stock certificates or an appropriate guarantee for the shares underlying such awards.
A form of election will be properly completed only if accompanied by certificates (or book-entry transfer of uncertificated shares) representing all shares of NewDominion common stock covered by the form of election or by an appropriate customary guarantee of delivery of such certificates, as set forth in such form of election, from a member of any registered national securities exchange, commercial bank or trust company in the United States.
Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised form of election. Additionally, any NewDominion shareholder and any holder of NewDominion stock options or restricted stock awards may revoke its election by written notice received by the exchange agent prior to the election deadline or by withdrawal prior to the election deadline of its certificates or of the guarantee of delivery of such certificates that were previously deposited with the exchange agent. You will not be entitled to revoke or change your elections following the election deadline. As a result, if you have made elections, you will be unable to revoke your elections or sell your shares of NewDominion common stock during the interval between the election deadline and the date of completion of the Merger. All elections will automatically be deemed revoked upon receipt by the exchange agent of written notification that Parent, Park National Bank and NewDominion have terminated the Merger Agreement in accordance with its terms.
Shares of NewDominion common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares. If it is determined that any purported cash election or stock election was not properly made (none of Parent, Park National Bank, NewDominion or the exchange agent being under any duty to notify any holder of such defect), the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis. Parent in the exercise of its reasonable, good faith discretion, will have the right to make all determinations, not inconsistent with the terms of the Merger Agreement, governing (i) the validity of the forms of election and compliance by any holder with the election procedures set forth in the Merger Agreement, (ii) the method of issuance and delivery of new certificates representing the whole number of shares of Parent common stock into which shares of NewDominion common stock are converted in the Merger and (iii) the method of payment of cash for shares of NewDominion common stock converted into the right to receive the cash consideration and cash in lieu of fractional shares of Parent common stock.
Exchange of certificates
Parent will engage an exchange agent to handle the exchange of NewDominion common stock for the merger consideration and the payment of cash for any fractional share interest. As promptly as practicable after the effective time (and in no event more than 10 calendar days after the effective time), the exchange agent will send to each NewDominion shareholder that has not yet submitted its stock certificates or non-certificated book entry shares with a completed form of election, a letter of transmittal for use in the exchange with instructions explaining how to surrender NewDominion common stock certificates to the exchange agent. NewDominion shareholders that surrender their certificates and book entry shares to the exchange agent, together with a properly completed letter of transmittal, will receive the merger consideration. NewDominion shareholders that do not exchange their NewDominion common stock will not be entitled to receive the merger consideration or any dividends or other distributions by Parent until their certificates are surrendered. After surrender of the certificates representing NewDominion shares, any unpaid dividends or distributions with respect to the Parent common stock represented by the certificates will be paid without interest.

Conduct of business pending the Merger and certain covenants
Under the Merger Agreement, NewDominion has agreed to certain restrictions on its activities and the activities of its subsidiaries until the Merger is completed or the Merger Agreement is terminated. In general, NewDominion and its subsidiaries are required to maintain their existence, conduct their business and operations in the ordinary course of business and in a manner consistent with prior practice, and use commercially reasonable efforts to keep available the services of its current officers and employees and preserve the rights, franchises, goodwill and relations of its customers, clients and others with whom business relationships exist.
The following is a summary of the restrictions imposed upon NewDominion, subject to the exceptions set forth in the Merger Agreement. NewDominion will not, and will cause its subsidiaries not to, without Parent and Park National Bank’s prior written consent:

•	amend its charter documents;

•	adjust any shares of its equity interests, pay any dividend or other distribution in respect of its equity interests or acquire any of its securities;

•	dispose of any of its properties or assets, subject to certain exceptions;

•	acquire an equity interest in, or a substantial portion of the assets of, any person (other than as a result of the foreclosure of a security interest), or merge or consolidate with any person;

•
incur any indebtedness, issue any debt securities, guarantee any indebtedness of another person, or enter into any “keep well” or other agreement to maintain any financial statement condition of another person, other than certain indebtedness in the ordinary course of business;

•	commence any proceeding or settle any claim or litigation, subject to certain exceptions;

•	make any change to its accounting methods, principles or practices, except as required by GAAP or applicable law;

•
amend or create any obligations with respect to compensation, severance, benefits, change of control payments or any other payments to present or former officers, employees or directors, subject to certain exceptions;

•
except as required by employee benefit plans: increase compensation or other benefits payable to present or former officers, directors or employees (other than nonmaterial increases for nonexecutive employees made in the ordinary course of business); pay or commit to pay any bonus or incentive compensation; establish, amend or terminate any collective bargaining agreement or employee benefit plan; accelerate payments or benefits to present or former officers, directors or employees; or terminate the employment of a NewDominion who has total annual compensation in excess of $100,000;

•
grant equity based compensation; issue or commit to issue additional shares of NewDominion common stock, subject to certain exceptions; encumber or dispose of capital stock in any NewDominion subsidiary; or enter into any other agreement with the respect to the sale or voting of its capital stock;

•
make any tax election, settle any tax liability, fail to file any tax return when due, enter into any closing agreement, file any amended tax return or surrender any right to claim a reduction in tax liability;

•	fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies;

•	enter into any new line of business;

•	materially restructure its investment securities portfolio;

•	materially change credit policies and collateral eligibility standards;

•
make, acquire or issue a commitment for: commercial real estate loans in an original principal amount in excess of $2 million, residential loans originated for retention in an original principal amount in excess of $1.2 million or any commercial and industrial loan in an original principal amount in excess of $2 million;

•	subject to certain exceptions, extend additional funds to a loan classified as “criticized;”

•
enter into, renew or terminate any material contract, other than (a) renewal or termination in the ordinary course of business or (b) entry into a material contract which calls for aggregate annual payments of not more than $150,000 and which is terminable on 60 days or less notice without payment of any termination fee or penalty;

•	adopt a plan of complete or partial liquidation or dissolution;

•	acquire any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

•	take or fail to take any action that could reasonably be expected to cause the representations and warranties made by NewDominion in the Merger Agreement to be inaccurate in any material respect;

•	take or fail to take any action that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	take any action that would result in any of the closing conditions not being satisfied or prevent or materially delay the consummation of the Merger;

•
take any action that would adversely affect or materially delay (A) any necessary regulatory approvals for the Merger or (B) the ability of NewDominion to perform its covenants and agreements under the Merger Agreement or to consummate the transactions contemplated thereby;

•	hire any new employees except to replace certain existing employees on comparable terms consistent with past hiring practices; or

•	make any commitments to take any of the actions described above.
NewDominion, Parent and Park National Bank have each agreed to use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to fulfill all closing conditions applicable to such party pursuant to the Merger Agreement and to complete the Merger in the most expeditious manner practicable, including:

•
obtaining all regulatory approvals from governmental authorities, making all necessary, proper or advisable registrations, filings and notices, and taking all steps as may be necessary to obtain an approval, waiver or exemption from any governmental authority; provided, however, that no party is required to take any action or agree to any condition or restriction that would reasonably be expected to (A) result in Parent or Park National Bank becoming subject to certain regulatory enforcement actions or (B) have a material adverse effect on the surviving bank and its subsidiaries, taken as a whole, after giving effect to the Merger, measured on a scale relative to NewDominion and its subsidiaries;

•	obtaining all necessary, proper or advisable consents, qualifications, approvals, waivers or exemptions from nongovernmental persons; and

•	executing and delivering any additional documents or instruments necessary, proper or advisable to consummate the Merger.
NewDominion, on the one side, and Parent and Park National Bank, on the other side, have agreed:

•
to consult with each other before issuing any press release or otherwise making any public statements or filings with respect to the Merger and not to issue any such press release or make any such public statement without the prior written consent of the other party, subject to certain exceptions;

•
to promptly advise the other party of any change or event that, individually or in the aggregate, would reasonably be expected to cause or constitute a breach in any material respect of any of its representations, warranties or covenants contained in the Merger Agreement; and

•
to take any action that is required to cause the Merger to qualify, and will not take any actions or cause any actions to be taken which could reasonably be likely to prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

NewDominion has also agreed to:

•
permit Parent and Park National Bank to access NewDominion’s books and records and telecommunications and electronic data processing systems, facilities and personnel, subject to certain restrictions and exceptions;

•
make reasonable efforts to cause its telecommunications and data processing service providers to assist Parent and Park National Bank in connection with preparation for an electronic and systematic conversion of all applicable data;

•	provide to Parent and Park National Bank the monthly unaudited financial statements of NewDominion as provided to NewDominion’s management; and

•
promptly notify Parent and Park National Bank of any proceeding or potential proceeding that is reasonably likely to result in a material adverse change, question the validity of the Merger, or seeks to enjoin or otherwise restrain the Merger.

The Merger Agreement also contains certain covenants relating to employee benefits and other matters pertaining to officers and directors. See “— Employee benefit matters” and “The Merger — Interests of certain persons in the Merger.”
No solicitation of transaction or change of recommendation
No solicitation. The Merger Agreement contains provisions prohibiting NewDominion from seeking or discussing an alternative acquisition proposal to the Merger. NewDominion has agreed that it will not, and will cause its representatives not to, directly or indirectly, (i) solicit, initiate, encourage or knowingly facilitate any alternative acquisition proposal, (ii) discuss or negotiate any alternative acquisition proposal or give any other person any non-public information of NewDominion relating to an alternative acquisition proposal, (iii) approve, endorse or recommend any alternative acquisition proposal, or (iv) enter into any agreement relating to an alternative acquisition proposal. Upon execution of the Merger Agreement, NewDominion is required to immediately cease any communications with any party with respect to any alternative acquisition proposal, but is not prohibited from contacting any party solely for the purpose of complying with the above requirements or to enforce the provisions of any confidentiality agreement with respect to an alternative acquisition proposal.
Notwithstanding the restrictions described above, the Merger Agreement provides that NewDominion may discuss or negotiate an alternative acquisition proposal or give other person information of NewDominion relating to an alternative acquisition proposal if, but only if, (i) NewDominion has received a bona fide unsolicited written alternative acquisition proposal prior to the NewDominion shareholders’ meeting that did not result from a breach of the obligations described above; (ii) NewDominion’s board of directors determines that such alternative acquisition proposal constitutes a superior proposal as compared with the Merger; (iii) NewDominion has provided Parent and Park National Bank with prompt notice of such determination; (iv) prior to furnishing or affording access to any non-public information of NewDominion relating to an alternative acquisition proposal, NewDominion receives from such person certain confidentiality agreements; and (v) NewDominion determines in good faith, after consultation with outside legal counsel, that the failure of NewDominion’s board of directors to furnish such information or enter into discussions or negotiations would reasonably be expected to violate its fiduciary duties to NewDominion shareholders. NewDominion is required to promptly (and in any event within twenty-four (24) hours) notify Parent and Park National Bank if any proposals are received by, any information is requested from, or any negotiations are sought from, NewDominion in connection with any alternative acquisition proposal. NewDominion is also required to promptly provide to Parent and Park National Bank any information it provides to any other that was not previously provided to Parent and Park National Bank.
No change of recommendation. The Merger Agreement provides that the NewDominion board of directors shall not withdraw or modify its recommendation for shareholders to approve the Merger; provided, however, that NewDominion’s board of directors may submit the Merger Agreement to its shareholders without recommendation (and convey its reason for a lack of recommendation) if, and only if, (i) NewDominion’s board of directors determines in good faith, based upon a written legal opinion of its outside legal counsel and a fairness opinion from an independent financial advisor, that it has received a superior proposal; (ii) NewDominion’s board of directors determines in good faith, based upon the written legal opinion of such outside legal counsel, a failure to accept such superior proposal would result in the board breaching its fiduciary duties to NewDominion and its shareholders; (iii) the board notifies Parent and Park National Bank of its receipt of a superior proposal and its intent to withdraw its recommendation and the terms of the superior proposal; and (iv) after providing its notice of intent to change its recommendation, NewDominion negotiates in good faith with Parent and Park National and provides Parent and Park National Bank a reasonable opportunity to adjust the terms and conditions of the Merger Agreement. However, NewDominion’s board of directors is prohibited form changing its recommendation if Parent and Park National Bank have offered to modify the terms of the Merger Agreement to provide for substantially identical terms and conditions as superior proposal.
As used above, “superior proposal” refers to any unsolicited bona fide written acquisition proposal made by a third party, which, as determined by NewDominion’s board of directors determines in its good faith judgment, based upon the written legal opinion of its outside legal counsel and a fairness opinion from an independent financial advisor, (i) would result in the acquisition of all of NewDominion common stock or all, or substantially all, of the assets of NewDominion and its subsidiaries; and (ii) would result in a transaction that (A) involves consideration to the holders of NewDominion common stock that is more favorable, from a financial point of view, than the consideration to be paid to NewDominion’s shareholders pursuant to the Merger Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, (B) is, in light of the other terms of such proposal, more favorable to NewDominion shareholders than the Merger and (C) is reasonably likely to be completed on the terms proposed.
Representations and warranties
The Merger Agreement contains representations and warranties made by NewDominion, Parent and Park National Bank. These include, among other things, representations relating to:

•	valid corporate organization and existence;

•	authority to enter into the Merger and the binding nature of the Merger Agreement;

•	no breach of organizational documents, law or other agreements as a result of the Merger;

•	third party consents and approvals;

•	filing of necessary reports with regulatory authorities;

•	deposit accounts;

•	certain tax matters;

•	lack of material adverse changes;

•	involvement in litigation and orders issued by governmental authorities;

•	broker/finder fees;

•	capitalization;

•	financial statements;

•	information supplied for inclusion in registration statement/proxy statement/prospectus;

•	compliance with Bank Secrecy Act, anti-money laundering laws and regulations and protection of customer information;

•	compliance with the Federal Community Reinvestment Act;

•	accuracy of, and no omissions in, the representations and warranties contained in the Merger Agreement; and

•	compliance with laws.
Parent and Park National Bank also represent and warrant to NewDominion in the Merger Agreement regarding compliance with SEC filing requirements.

NewDominion makes additional representations and warranties to Parent and Park National Bank in the Merger Agreement relating to, among other things:

•	subsidiaries;

•	title to assets and real properties;

•	loans;

•	allowance for loan losses;

•	investment portfolio;

•	interest rate risk management instruments;

•	intellectual property;

•	certain environmental matters;

•	material contracts;

•	certain employee benefit matters;

•	labor relations and employment matters;

•	related party transactions;

•	insurance;

•	sufficiency of assets to conduct business;

•	receipt of a fairness opinion for the Merger;

•	no undisclosed liabilities;

•	mortgage banking business; and

•	provision of NewDominion information to Parent and Park National Bank.
Conditions to completion of the Merger
Closing Conditions for the Benefit of All Parties. Each of Parent, Park National Bank and NewDominion’s obligations are subject to fulfillment of certain conditions, including:

•	no applicable law or order by governmental authority making illegal or preventing or prohibiting the consummation of the Merger;

•	receipt of all regulatory approvals containing no unduly burdensome conditions and expiration of all statutory waiting periods;

•	all required consents, authorizations, waivers or approvals having been obtained; and

•
this registration statement on Form S-4 having been declared effective by the SEC and continuing to be effective, and all necessary approvals under securities laws relating to the issuance of the shares of Parent common stock pursuant to the Merger having been received.

Closing Conditions for the Benefit of Parent and Park National Bank. Parent and Park National Bank’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of NewDominion in the Merger Agreement as of the closing date, except as otherwise set forth in the Merger Agreement;

•	performance by NewDominion in all material respects of its agreements under the Merger Agreement;

•	adoption of the Merger Agreement at the special meeting by NewDominion shareholders holding the requisite voting power under its charter documents and applicable law;

•	delivery by NewDominion of duly executed option cancellation agreements, certificates and documents as provided in the Merger Agreement;

•
no new enforcement actions initiated against NewDominion by any regulatory agency which, individually or in the aggregate, would reasonably be expected to materially affect NewDominion’s ability to conduct its business as currently being conducted;

•	holders of no more than 10% of the NewDominion common stock having taken the actions required under the NCBCA to qualify their NewDominion common stock as appraisal shares; and

•	receipt of a written opinion from Squire Patton Boggs (US) LLP to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.
Closing Conditions for the Benefit of NewDominion. NewDominion’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of Parent and Park National Bank in the Merger Agreement as of the closing date, except as otherwise set forth in the Merger Agreement;

•	performance by Parent and Park National Bank in all material respects of its agreements under the Merger Agreement;

•	delivery by Parent and Park National Bank of certain certificates and such other documents as provided in the Merger Agreement; and

•	receipt of a written opinion from Wyrick Robbins Yates & Ponton LLP to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.
Termination
Park National Bank and NewDominion may mutually agree to terminate the Merger Agreement and abandon the Merger at any time. Subject to conditions and circumstances described in the Merger Agreement, Park National Bank, on the one hand, or NewDominion, on the other hand, as the case may be, may terminate the Merger Agreement as follows:

•	by either party if the Merger is not completed by January 22, 2019;

•
by either party in the event of a material breach by the other party of its representation or warranty or obligations contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any applicable closing condition;

•	by either party if final action has been taken by a regulatory agency whose approval is required for the Merger, which final action has become final and nonappealable and does not approve the Merger;

•
by either party if any governmental authority has enacted, issued, promulgated, enforced or entered any law, or final nonappealable judgment which has the effect of making illegal the consummation of the Merger;

•
by Park National Bank if the board of directors of NewDominion fails to make recommendation to NewDominion shareholders to adopt the Merger Agreement, or NewDominion has materially breached its covenant not to solicit, or participate in discussions or negotiations regarding, alternative acquisition proposals;

•
in certain circumstances, by either party if NewDominion has received and would accept a superior acquisition proposal from a third party and the NewDominion board of directors has withdrawn or modified, or delivered notice of its intent to withdraw of modify, its recommendation that NewDominion shareholders to adopt the Merger Agreement; or

•	by either party if the NewDominion shareholders fail to adopt the Merger Agreement.
Termination of the Merger Agreement will not relieve any party from liability for damages resulting from fraud or the breach of any of its representations, covenants or agreements set forth in the Merger Agreement.

Termination fee
NewDominion has agreed to pay Park National Bank a termination fee of $4.17 million if the Merger Agreement is terminated under the following circumstances:

•
by Park National Bank because the board of directors of NewDominion fails to make a recommendation to NewDominion shareholders to adopt the Merger Agreement (or withdraws or modifies such recommendation), or NewDominion has materially breached its covenant not to solicit, or engage in discussions or negotiations regarding, alternative acquisition proposals;

•
by either Park National Bank or NewDominion if NewDominion has received superior proposal, and the board of directors of NewDominion has notified Park National Bank of its intention to change its recommendation to NewDominion shareholders or made such change; or

•
by (i) Park National Bank or NewDominion if closing has not occurred on or before the first anniversary of the date of the Merger Agreement (if approval of the Merger Agreement by NewDominion shareholders has not yet been obtained), (ii) Park National Bank upon a material uncured breach of the Merger Agreement which causes NewDominion to fail to satisfy a closing condition or (iii) Park National Bank or NewDominion upon the failure of NewDominion’s shareholders to approve the Merger Agreement, and, in each case, within 12 months of such termination, NewDominion consummates or enters into an agreement for a competing acquisition proposal that has been communicated to or otherwise made known to the shareholders, senior management or board of directors of NewDominion.

Management of Park National Bank after the Merger
After the Merger, Park National Bank’s board of directors will continue to serve as the directors of the surviving bank. In addition, at or promptly following the effective time, a NewDominion divisional advisory board will be created and certain directors from the current board of directors of NewDominion, as agreed among Parent and NewDominion, will be appointed to serve thereon. After the Merger, Park National Bank’s executive officers will continue to serve as the executive officers of the surviving bank.
Employee benefit matters
Pursuant to the Merger Agreement, Parent and Park National Bank have the sole discretion in determining which employees of NewDominion will continue employment with the surviving bank following the closing date. Each continuing employee will be provided wages or salaries and employee benefits (excluding equity plans) that in the aggregate are substantially comparable to what he or she receives at NewDominion immediately prior to the closing date (but in no event greater than the base wages, salaries or employee benefits provided to Parent’s similarly situated employees).
Parent and Park National Bank will provide each employee of NewDominion who does not continue employment with the surviving bank with severance benefits under NewDominion’s existing severance practices or pursuant to the terms of any applicable employment agreement with NewDominion in existence as of the date of the Merger Agreement.
Expenses
Each party to the Merger Agreement will bear its own expenses incurred in connection with the Merger Agreement.
NYSE American stock listing
Parent common stock currently is listed on NYSE American under the symbol “PRK.” The shares to be issued to NewDominion’s shareholders as merger consideration also will be eligible for trading on NYSE American. Parent will use its reasonable best efforts to (i) list, prior to the effective time if such listing is required to be made prior to the effective time under NYSE American rules, the shares of Parent common stock to be issued pursuant to the Merger, or (ii) make such post-closing filings with NYSE American as may be required by the applicable NYSE American rules.
Amendment
The Merger Agreement may not be amended except by a written instrument executed by all parties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF NEWDOMINION
The information presented in the below tables is based on information furnished by the specified persons and was determined in accordance with Rule 13d-3 under the Exchange Act, as required for purposes of this proxy statement/prospectus. Under Rule 13d-3, shares are deemed to be beneficially owned by any person or group having the power to vote or direct the vote of, or the power to dispose or direct the disposition of, such shares, or who has the right to acquire beneficial ownership thereof within 60 days. Beneficial ownership for the purposes of this proxy statement/prospectus is not necessarily to be construed as an admission of beneficial ownership for other purposes.
Except as otherwise noted in the footnotes to the tables, each individual has sole investment and voting power with respect to the shares of common stock set forth. Unless otherwise indicated below, the business address of the persons listed below is c/o NewDominion Bank, 1111 Metropolitan Avenue, Suite 500, Charlotte, North Carolina 28204.
Significant Shareholders (More than 5% of Class). The following table shows, as of April 2, 2018, the beneficial ownership of NewDominion voting common stock and non-voting common stock of each person who beneficially owns more than 5% of the respective class of NewDominion common stock.

	Voting Common Stock		Non-Voting Common Stock
Name	Amount of Shares Beneficially Owned	Percent of Voting Class(1)	Amount of Shares Beneficially Owned	Percent of Non-Voting Class(2)
EJF SIDECAR FUND, SERIES LLC-SERIES E EJF Capital, LLC 2107 Wilson Blvd 4th Floor Arlington, VA 22201	3,656,222	9.67%	14,862,297	38.83%
Park National Corporation 50 North Third Street P.O. Box 3500 Newark, OH 43058	1,795,000	4.75%	4,686,481	12.24%
TNH Financials Fund, LP Tricadia Capital Management, LLC 780 Third Avenue, 29th Floor New York, NY 10017	1,646,186	4.36%	18,724,184	48.92%
(1) The calculation of the percentage of class beneficially owned is based on a total of 37,795,215 shares of voting common stock outstanding as of April 2, 2018.
(2) The calculation of the percentage of class beneficially owned is based on a total of 38,272,962 shares of non-voting common stock outstanding as of April 2, 2018.

Directors and Executive Officers. The following table shows, as of April 2, 2018, the beneficial ownership of NewDominion voting common stock of each NewDominion director, of each of the executive officers of NewDominion, and all of NewDominion’s directors and executive officers as a group. No director or executive officer of NewDominion beneficially owns any shares of NewDominion non-voting common stock as of April 2, 2018.

Name (position)	Voting Common Stock Beneficially Owned(1)	Percent of Class(2)
Kenneth R. Beuley (director)	1,384,633(3)	3.66%
Dr. Jack M. Cathey (director)	54,354	*
Louis J. Foreman (director)	337,040	*
Charles T. Hodges (chairman and director)	1,429,558	3.78%
David L. Hood, Jr. (director)	815,780	2.16%
J. Blaine Jackson (chief executive officer and director)	874,634	2.28%
David Longo (director)	1,663,984(4)	4.40%
Dennis W. Moser (director)	261,855(5)	*
Donald Philip Renaldo, M.D. (director)	784,261(6)	2.07%
Michael F. Rosinus (director)	0(7)	*
Sara C. White (director)	357,040(8)	*
Todd W. Bogdan (chief operating officer)	186,923	*
Gregory G. Burke (chief credit officer)	642,082	1.68%
Tim J. Ignasher (president)	170,208	*
Kelly B. King (chief financial officer)	63,980	*
All directors and executive officers as a group (15 persons)	9,026,332	23.00%

*	Indicates that the individual or entity owns less than one percent of NewDominion’s voting common stock.

(1)
Included in the beneficial ownership tabulations are the following shares of voting common stock underlying stock options that are exercisable as of April 2, 2018 or will become exercisable within 60 days of such date: Mr. Beuley—22,223 shares; Dr. Cathey—22,223 shares; Mr. Foreman—22,223 shares; Mr. Hodges—22,223 shares; Mr. Hood—22,223 shares; Mr. Jackson—510,240 shares; Mr. Longo—22,223 shares; Mr. Moser—22,223 shares; Dr. Renaldo—22,223 shares; Ms. White—22,223 shares; Mr. Bogdan—131,250 shares; Mr. Burke—476,907 shares; Mr. Ignasher—118,750 shares; Ms. King—17,535 shares; and for all directors and executive officers as a group—1,454,689 shares.

(2)
The calculation of the percentage of class beneficially owned by each individual and the group is based on the sum of (i) a total of 37,795,215 shares of voting common stock outstanding as of April 2, 2018, and (ii) options to purchase shares of voting common stock that are exercisable as of or within 60 days of April 2, 2018 by the relevant individual or group.

(3)	Includes 1,222,410 shares that are held jointly with spouse and 140,000 shares held by a trust for which Mr. Beuley serves as trustee.

(4)	Includes 21,666 shares that are held jointly with spouse, 200,000 shares held by Mr. Longo’s children, and 1,209,000 shares held by a business Mr. Longo controls.

(5)	Includes 192,594 shares held by a trust for which Mr. Moser serves as trustee.

(6)	Includes 82,503 shares held by Dr. Renaldo as custodian for his children.

(7)	Mr. Rosinus is the board representative of shareholder TNH Financials Fund, LP.

(8)	Includes 10,000 shares for which Ms. White acts as trustee.

COMPARISON OF RIGHTS OF PARENT SHAREHOLDERS AND NEWDOMINION SHAREHOLDERS
NewDominion shareholders who receive Parent common shares as consideration in the Merger will become shareholders of Parent at the effective time of the Merger. Parent is an Ohio corporation and a financial holding company registered under the Bank Holding Company Act of 1956, as amended, while NewDominion is a North Carolina state-chartered commercial bank. Although the rights of the holders of Parent common shares and those of holders of NewDominion common shares are similar in many respects, there are some differences. These differences relate to differences between the provisions of Ohio law governing corporations and the provisions of North Carolina law governing state-chartered commercial banks, as well as differences between provisions of Parent’s articles of incorporation and regulations and NewDominion’s articles of incorporation and bylaws.
Set forth below is a summary of the material differences between the rights of Parent shareholders and the rights of NewDominion shareholders. This description is not intended to be a complete statement of the differences affecting the rights of NewDominion shareholders, but rather describes the more significant differences affecting the rights of NewDominion shareholders and certain important similarities. This description is qualified in its entirety by reference to the relevant provisions of Ohio law and North Carolina law and the articles of incorporation and regulations of Parent as well as the articles of incorporation and bylaws of NewDominion.

	Parent Shareholder Rights	NewDominion Shareholder Rights
Authorized Capital Stock:
Parent is authorized to issue 20 million shares of common stock, without par value, and 200,000 shares of preferred stock, without par value.

On April 2, 2018, Parent had 15,288,182 shares of common stock outstanding and no shares of preferred stock outstanding.

Parent common stock is listed on NYSE American under the symbol “PRK.”

NewDominion is authorized to issue 100 million shares of voting common stock and 40 million shares of non-voting common stock, each series of common stock with par value $0.25 per share, and 30 million shares of preferred stock, without par value.

On April 2, 2018, NewDominion had 76,068,177 shares of common stock (including voting and non-voting shares) outstanding and no shares of preferred stock outstanding.

NewDominion common stock is quoted on the OTCPink market of the OTC Markets Group, Inc. under the symbol “NDMN.”

	Parent Shareholder Rights	NewDominion Shareholder Rights
Issuance of Preferred Stock
Parent’s board of directors is authorized to provide for the issuance of the preferred stock in one or more series and, by filing a certificate pursuant to applicable Ohio law, to establish the terms of any such series to the fullest extent now or hereafter permitted under Ohio law, including, but not limited to, the number of shares to be included in each such series; dividend and distribution rights; dividend rate; liquidation rights, preferences and price; redemption rights and price; sinking fund requirements; voting rights; pre-emptive rights; conversion rights; restrictions on the issuance of shares; and other relative, participating, optional or other special rights and privileges of each such series and the qualifications, limitations or restrictions thereof.

NewDominion’s board of directors is authorized to provide for the issuance of preferred stock in one or more series and, by filing articles of amendment to NewDominion’s articles of incorporation, to establish the terms of any such series to the fullest extent now or hereafter permitted under North Carolina law, including, but not limited to, the number of shares to be included in each such series; dividend and distribution rights; dividend rate; liquidation rights, preferences and price; redemption rights and price; sinking fund requirements; voting rights; pre-emptive rights; conversion rights; restrictions on the issuance of shares; and other relative, participating, optional or other special rights and privileges of such series and the qualifications, limitations or restrictions thereof. NewDominion’s board of directors previously designated three series of preferred stock, no shares of which are currently outstanding: (i) Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, (ii) Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B, and (iii) Convertible Perpetual Preferred Stock, Series C.

Dividends:
The holders of Parent common stock are entitled to receive dividends only when and as declared from time to time by the Parent board of directors in amounts not exceeding those permitted by Ohio law.

However, the Federal Reserve Board expects Parent, as a bank holding company, to serve as a source of strength to its subsidiary banks, which may require Parent to retain capital for further investments in its subsidiary banks, rather than for dividends for its shareholders.

The holders of NewDominion common stock are entitled to receive dividends only when and as declared from time to time by the NewDominion board of directors in amounts not exceeding those permitted by North Carolina law. In addition, the FDIC prohibits insured depository institutions, such as NewDominion, from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in applicable federal law and regulations, such capital distributions are deemed to constitute an unsafe or unsound banking practice.

	Parent Shareholder Rights	NewDominion Shareholder Rights
Number of Directors, Classification:
Parent’s board of directors currently consists of 12 members. Effective as of the 2018 Annual Meeting of Shareholders, Parent’s board of directors will consist of 11 members due a previously announced retirement. Parent’s regulations provide, however, that the number may be increased or decreased (provided the number is never less than five or more than 16) by resolution of the shareholders at a meeting called for the purpose of electing directors and at which a quorum is present holding at least a majority of Parent’s voting power present at the meeting, or by resolution of at least a majority of the directors then in office. The directors may also fill any director’s office that is created by an increase in the number of directors.

Parent’s board of directors consists of three classes, which are nearly equal in number as the then fixed number of directors permits, with the term of office of one class expiring each year.

NewDominion’s board of directors currently consists of 10 members, however, NewDominion’s bylaws authorize the board of directors to increase or decrease the number of directors, provided that the number of directors is not less than five nor more than 25. The board of directors may also fill any director’s office that is created by an increase in the number of directors. Any vacancies otherwise occurring may be filled by a majority vote of the remaining director(s).

NewDominion’s board of directors consists of three classes, which are nearly equal in number as the then fixed number of directors permits, with each class elected for terms of three years such that the term of office of one class expires each year.

The NewDominion bylaws require that at least three-fourths (3/4) of the members of the board of directors be residents of North Carolina.

Removal of Directors:
A Parent director may be removed, with or without cause, only by the vote of the holders of shares entitling them to exercise not less than a majority of the voting power to elect directors in place of those to be removed, provided that, unless all directors of a particular class are removed, no individual director shall be removed in case the votes of a sufficient number of shares are cast against his removal that, if cumulatively voted at an election of all directors, or all the directors of a particular class, as the case may be, would be sufficient to elect at least one director.

NewDominion’s articles of incorporation stipulate that a director may only be removed for cause. North Carolina law provides that a director may only be removed at a meeting of the shareholders duly called for that purpose if the number of votes cast in favor of removing such director exceeds the number of votes against removal.

	Parent Shareholder Rights	NewDominion Shareholder Rights
Limitation on Director Liability and Indemnification:
Parent’s regulations provide that any present or former director or officer will be indemnified if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Parent, and with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful.

Parent shall make any indemnification only upon a determination that such indemnification is proper in the circumstances

Expenses (including attorneys’ fees,) incurred in defending any action, suit or proceeding shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding to or on behalf of the officer or director promptly as such expenses are incurred by him, but only if such officer or director shall first agree, in writing, to repay all such amounts in the event he is not successful on the merits or it is determined that he is not entitled to indemnification under Parent’s regulations.

NewDominion’s bylaws provide for the indemnification of its officers and current and former directors to the fullest extent allowed by applicable law against liability and litigation expense arising out of their status or activities in such capacity, except where actions giving rise to liability were, at the time taken, known or believed by such person to be clearly in conflict with the best interests of NewDominion. NewDominion’s articles of incorporation provide that, to the fullest extent provided by North Carolina law, no director shall be personally liable to NewDominion or any of its shareholders for monetary damages for breach of any duty as a director.

NewDominion shall provide indemnification only upon a determination that such indemnification is proper in the circumstances.

Expenses (including legal, accounting, expert and investigatory fees) incurred in defending any action, suit or proceeding may be paid by NewDominion in advance of the final disposition of such action, suit or proceeding, but only if the board of directors receives an undertaking from or on behalf of such officer or director to repay all such amounts unless it is ultimately determined that such director or officer is entitled to be indemnified under NewDominion’s bylaws.

	Parent Shareholder Rights	NewDominion Shareholder Rights
Advance Notice Regarding Shareholders Nomination of Candidates for Election to the Board of Directors:
Parent’s regulations provide that nomination for election of directors may be made by any shareholder by delivering written notice to the President of Parent not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 days’ notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the President of Parent not later than the close of business on the seventh day following the day on which the notice of meeting was mailed.

The notice shall set forth the information about the nominee specified in Parent’s regulations.

NewDominion’s bylaws provide that any shareholder entitled to vote at the next meeting of shareholders at which directors are to be elected may nominate persons for election to the board of directors. All shareholder nominations, other than those made by the NewDominion board of directors, must be in writing and delivered to the NewDominion corporate secretary not less than 50 days nor more than 90 days prior to the meeting at which such nominations will be made. However, if NewDominion shareholders are given less than 60 days notice of the meeting, such nominations must be delivered to the corporate secretary not later than the close of business on the tenth day following the day on which the notice of meeting was mailed.

Required Vote for Certain Transactions
Subject to certain exceptions, Parent’s articles of incorporation provides that the affirmative vote of the holders of the greater of (i) four-fifths (4/5) of the outstanding common shares of Parent entitled to vote thereon or (ii) that fraction of such outstanding common shares having as the numerator a number equal to the sum of (a) the number of outstanding common shares beneficially owned by Controlling Persons (as defined in the Parent’s articles of incorporation) plus (b) two-thirds (2/3) of the remaining number of outstanding common shares, and as the denominator a number equal to the total number of outstanding common shares entitled to vote, shall be required for the adoption or authorization of a Business Combination (as defined in the Parent’s articles of incorporation) with controlling persons of Parent (i.e., persons who beneficially own shares of Parent entitling them to exercise at least 20% of the voting power in the election of directors).

NewDominion’s articles of incorporation provide that the affirmative vote of at least seventy-five percent (75%) of the outstanding shares of capital stock is required for the approval of a business combination; provided, however, that this voting threshold is not applicable, and the combination may be approved by a majority of the outstanding shares, if the business combination is approved by seventy-five percent (75%) of the board of directors.

	Parent Shareholder Rights	NewDominion Shareholder Rights
Amendment to Articles of Incorporation and Regulations/Bylaws
Under Ohio law, shareholders may adopt amendments to the articles of incorporation by the affirmative vote of two-thirds of the shares entitled to vote on the proposal unless the corporation’s articles of incorporation provide for a different vote requirement, which cannot be less than a majority of the shares entitled to vote. Parent’s articles of incorporation do not provide for a different standard.

Parent’s articles of incorporation provide that, when there is one or more controlling persons of Parent (i.e., persons who beneficially own shares of Parent entitling them to exercise at least 20% of the voting power in the election of directors), Article Eighth (which relates to supermajority voting requirements for Business Combinations) cannot be altered, changed or repealed unless the amendment is adopted by the portion of shareholders otherwise required to approve a Business Combination.

Parent’s regulations provide that the regulations may be amended, or new regulations may be adopted, at a meeting of shareholders held for such purpose, only by the affirmative vote of the holders of shares entitling them to exercise not less than two-thirds of the voting power of Parent on such proposal, or without a meeting by the written consent of the holders of shares entitling them to exercise not less than two-thirds of the voting power of Parent on such proposal.

Under North Carolina law, unless a corporation’s board of directors, articles of incorporation, or bylaws adopted by shareholders require a greater vote, amendments to articles of incorporation must be approved by (i) a majority of all votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create appraisal rights and (ii) a majority of the votes cast at the meeting by every other voting group entitled to vote on the amendment.

NewDominion’s articles of incorporation do not require more than a majority of votes cast with respect to amendments to the articles of incorporation; provided, however, that changes to NewDominion’s articles of incorporation related to the approval of business combinations requires the affirmative vote of seventy-five percent (75%) of the outstanding shares of common stock unless seventy-five percent (75%) of the board of directors has recommended the change to the shareholders.

NewDominion’s bylaws may be amended or repealed, and new bylaws may be adopted, by the affirmative vote of a majority vote of the board of directors. In addition, the shareholders may amend or repeal the bylaws. Pursuant to North Carolina law, no bylaw adopted, amended, or repealed by the shareholders can be readopted, amended, or repealed by the board of directors unless authorized by the articles of incorporation or a bylaw adopted by the shareholders.

DESCRIPTION OF PARENT CAPITAL STOCK
The following description of the capital stock of Parent is a summary only. Such summary does not purport to be complete and is qualified, in all respects, to applicable provisions of the Ohio Revised Code, Parent’s articles of incorporation, as further amended, and Parent’s regulations, as further amended. You should refer to, and read this summary together with, our articles of incorporation and regulations to review all the terms of Parent capital stock. Parent articles of incorporation and regulations are incorporated herein by reference and will be sent to shareholders of Parent and NewDominion upon request. See “Where You Can Find More Information.”

Authorized capital stock
Under Parent’s articles of incorporation, Parent has the authority to issue 20 million shares of common stock, without par value, and 200,000 shares of preferred stock, without par value. As of April 2, 2018, there were issued and outstanding 15,288,182 shares of Parent common stock and no shares of preferred stock. Parent common shares are listed on NYSE American under the symbol “PRK.”
Parent common stock
The outstanding shares of Parent common stock are, and the shares of Parent common stock issued pursuant to the Merger will be, duly authorized, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of Parent common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Parent preferred stock that Parent may designate and issue in the future.
Preemptive Rights
Parent’s articles of incorporation provide that the holders of Parent common stock do not have preemptive rights.
Dividends
As an Ohio corporation, Parent may, in the discretion of Parent’s board of directors, generally pay dividends to Parent’s shareholders out of surplus, however created, but must notify the shareholders if a dividend is paid out of capital surplus. Holders of Parent common stock are entitled to receive dividends when, as and if declared by the Parent board of directors from funds legally available therefor, subject to, and which may be adversely affected by, the rights, preferences and privileges of holders of any preferred shares that the Parent board of directors may designate and issue in the future. Parent’s ability to obtain funds for the payment of dividends and for other cash requirements largely depends on the amount of dividends which may be declared and paid by Park National Bank. However, the Federal Reserve Board expects Parent to serve as a source of strength to Park National Bank, which may require Parent to retain capital for further investment in Park National Bank, rather than pay dividends to the Parent shareholders. Payment of dividends by Park National Bank may be restricted at any time at the discretion of the OCC if the OCC deems such dividends to constitute an unsafe or unsound banking practice. This could have the effect of limiting Parent’s ability to pay dividends on its common stock.
Park National Bank may not pay dividends out of its surplus if, after paying these dividends, it would fail to meet the required minimum levels under the capital guidelines established by the OCC. In addition, Park National Bank must have the approval of the OCC if a dividend in any year would cause the total dividends for that year to exceed the sum of Park National Bank’s net income for the current year and the retained net income for the preceding two years, less required transfers to surplus. Payments of dividends by Park National Bank may be restricted at any time at the discretion of its governing regulatory authorities if necessary to maintain adequate capital.
The ability of Park National Bank to pay dividends to Parent is also subject to Park National Bank’s profitability, financial condition, capital expenditures and other cash flow requirements and contractual obligations.
The Federal Reserve Board has issued a policy statement with regard to the payment of cash dividends by financial holding companies and other bank holding companies. The policy statement provides that, as a matter of prudent banking, a financial holding company or a bank holding company should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the financial holding company’s or bank holding company’s capital needs, asset quality and overall financial condition. Accordingly, a financial holding company or a bank holding company should not pay dividends that exceed its net income or can only be funded in ways that weaken the financial holding company or bank holding company’s financial health, such as by borrowing.
Parent is subject to contractual restrictions on the declaration and payment of dividends under the terms of certain of its debt instruments.
In connection with the merger of Vision Bancshares, Inc. (“Vision”) into Parent on March 9, 2007 (the “Vision Merger”), Parent entered into a First Supplemental Indenture, dated as of the effective time of the Vision Merger (the “First Supplemental Indenture”), with Vision and Wilmington Trust Company, as Trustee. Under the terms of the

First Supplemental Indenture, Parent assumed all of the payment and performance obligations of Vision under the Junior Subordinated Indenture, dated as of December 5, 2005 (the “Indenture”), pursuant to which Vision issued approximately $15.5 million of floating rate junior subordinated notes to Vision Bancshares Trust I, a Delaware statutory trust (the “Vision Trust”). The floating rate junior subordinated notes were issued by Vision in connection with the sale by the Vision Trust of $15.0 million of floating rate preferred securities to institutional investors on December 5, 2005.
Under the terms of the First Supplemental Indenture, Parent also succeeded to and was substituted for Vision with the same effect as if Parent had originally been named (i) as “Depositor” in the Amended and Restated Trust Agreement of the Vision Trust, dated as of December 5, 2005 (the “Trust Agreement”), among Vision, Wilmington Trust Company, as Property Trustee and as Delaware Trustee, and the Administrative Trustees named therein and (ii) as “Guarantor” in the Guarantee Agreement, dated as of December 5, 2005 (the “Guarantee Agreement”), between Vision and Wilmington Trust Company, as Guarantee Trustee. Through these contractual obligations, Parent has fully and unconditionally guaranteed all of the Vision Trust’s obligations with respect to the floating rate preferred securities.
Both the floating rate junior subordinated notes and the floating rate preferred securities mature on December 30, 2035 (which maturity may be shortened), and carry a floating interest rate per annum, reset quarterly, equal to the sum of three-month LIBOR plus 1.48 percent. Payment of interest on the floating rate junior subordinated notes, and payment of cash distributions on the floating rate preferred securities, may be deferred at any time or from time to time for a period not to exceed twenty consecutive quarters.
Under the terms of the Indenture and the related Guarantee Agreement, Parent, as successor to Vision in accordance with the First Supplemental Indenture, is prohibited, subject to limited exceptions specified in the Indenture, from declaring or paying dividends to the holders of common stock: (i) if an event of default under the Indenture has occurred and continues; (ii) if Parent is in default with respect to the payment of any obligations under the Guarantee Agreement; or (iii) during any period in which the payment of interest on the floating rate junior subordinated notes by Parent (and the payment of cash distributions on the floating rate preferred securities by the Vision Trust) is being deferred.
Liquidation Rights
Each share of Parent common stock entitles the holder thereof to share ratably in Parent’s net assets legally available for distribution to shareholders in the event of Parent’s liquidation, dissolution or winding up, after (i) payment in full of all amounts required to be paid to creditors or provision for such payment and (ii) provision for the distribution of any preferential amounts to the holders of preferred shares, if any.
Under the terms of the Indenture and the related Guarantee Agreement, Parent, as successor to Vision in accordance with the First Supplemental Indenture, is prohibited, subject to limited exceptions specified in the Indenture, from making any liquidation payments with respect to any of Parent’s capital stock (including the common stock): (i) if an event of default under the Indenture has occurred and continues; (ii) if Parent is in default with respect to the payment of any obligations under the Guarantee Agreement; or (iii) during any period in which the payment of interest on the floating rate junior subordinated notes by Parent (and the payment of cash distributions on the floating rate preferred securities by the Vision Trust) is being deferred.
Subscription, Preference, Conversion, Exchange and Redemption Rights
The holders of Parent common stock do not have subscription, preference, conversion or exchange rights, and there are no mandatory redemption provisions applicable to the common stock. The rights, preferences and privileges of the holders of Parent common stock are subject to, and may be adversely affected by, the rights, preferences and privileges of holders of any preferred shares that the Parent’s board of directors may designate and issue in the future.
Under the terms of the Indenture and the related Guarantee Agreement, Parent, as successor to Vision in accordance with the First Supplemental Indenture, is prohibited, subject to limited exceptions specified in the Indenture, from redeeming, repurchasing or otherwise acquiring any of Parent’s capital stock (including the common stock): (i) if an event of default under the Indenture has occurred and continues; (ii) if Parent is in default with respect to the payment of any obligations under the Guarantee Agreement; or (iii) during any period in which the payment of interest on the floating rate junior subordinated notes by Parent (and the payment of cash distributions on the floating rate preferred securities by the Vision Trust) is being deferred.
Voting Rights
Under Ohio law, shareholders have the right to make a request, in accordance with applicable procedures, to cumulate their votes in the election of directors unless a corporation’s articles of incorporation are amended, in accordance with applicable procedures, to eliminate that right. Parent’s articles of incorporation have not been amended to eliminate cumulative voting in the election of directors. Accordingly, if, in accordance with Ohio law, any of Parent’s shareholders makes a proper request and announcement of such request is made at a meeting to elect directors, each shareholder will have votes equal to the number of directors to be elected, multiplied by the number of shares of common stock owned by such shareholder, and will be entitled to distribute such votes among the candidates in any manner the shareholder wishes.
Except with respect to an election of directors for which cumulative voting has been properly requested, each share of Parent common stock entitles the holder thereof to one vote on each matter submitted to the shareholders of Parent for consideration.
Parent’s articles of incorporation contain special voting requirements that may be deemed to have anti-takeover effects. These special voting requirements are described in Article Eighth and apply when any of the following actions are contemplated:

•
any merger or consolidation of Parent with or into a beneficial owner of 20% or more of the voting power of Parent entitled to vote in the election of directors (a “20% beneficial owner”) or an affiliate or associate of that 20% beneficial owner;

•
any sale, lease, exchange, mortgage, pledge, transfer or other disposition of at least 10% of the total assets of Parent, including the voting securities of any of Parent’s subsidiaries, or of any of Parent’s subsidiaries, to a 20% beneficial owner or an affiliate or associate of that 20% beneficial owner;

•	any merger into Parent, or one of its subsidiaries, of a 20% beneficial owner or an affiliate or associate of that 20% beneficial owner;

•
any sale, lease, exchange, mortgage, pledge, transfer or other disposition to Parent, or one of its subsidiaries, of all or any part of the assets of a 20% beneficial owner (or an affiliate or associate of that 20% beneficial owner), excluding any disposition which, if included with all other dispositions consummated during the fiscal year by the 20% beneficial owner and the affiliates and associates of that 20% beneficial owner, would not result in dispositions having an aggregate fair value in excess of 1% of the total consolidated assets of Parent, unless all such dispositions by the 20% beneficial owner and its affiliates or associates during the same and four preceding fiscal years would result in disposition of assets having an aggregate fair value in excess of 2% of the total consolidated assets of Parent;

•	any reclassification of the shares of Parent common stock or any recapitalization involving Parent common stock consummated within five years after a 20% beneficial owner becomes such;

•	any agreement, contract or arrangement providing for any of the previously described business combinations; and

•	any amendment to Article Eighth of Parent’s articles of incorporation.
The enlarged majority vote required when Article Eighth applies is the greater of:

•	four-fifths of the outstanding common shares entitled to vote on the proposed business combination, or

•	that fraction of the outstanding common shares having:

•	as the numerator, a number equal to the sum of:

•	the number of common shares beneficially owned by the 20% beneficial owner plus

•	two-thirds of the remaining number of common shares outstanding,

•	and as the denominator, a number equal to the total number of outstanding common shares entitled to vote.
Article Eighth does not apply where: (i) the shareholders who do not vote in favor of the transaction and whose proprietary interest will be terminated in connection with a transaction are paid a “minimum price per share;” and (ii) a proxy statement satisfying the requirements of the Exchange Act is mailed to Parent’s shareholders for the purpose of soliciting shareholder approval of the transaction. If the price criteria and procedural requirements are satisfied, the approval of a business combination would require only that affirmative vote (if any) required by law or by Parent’s articles of incorporation or regulations.
Parent preferred stock
The 200,000 authorized but unissued preferred shares are typically referred to as “blank check” preferred shares. This term refers to preferred shares for which the rights and restrictions are determined by the board of directors of a corporation at the time the preferred shares are issued. Under Parent’s articles of incorporation, Parent’s board of directors has the authority, without any further shareholder vote or action, to issue the preferred shares in one or more series, from time to time, with full or limited voting power, or without voting power, and with all designations, preferences and relative, participating, optional or other special rights and privileges of, and qualifications, limitations or restrictions upon, the preferred shares, as may be provided in the amendment or amendments to Parent’s articles of incorporation adopted by Parent’s board of directors. The authority of Parent’s board of directors includes, but is not limited to, the determination or fixing of the following with respect to preferred shares of any series:

•
the division of the preferred shares into series and the designation and authorized number of preferred shares (up to the number of preferred shares authorized under Parent’s articles of incorporation) in each series;

•	the dividend rate and whether dividends are to be cumulative;

•	whether preferred shares are to be redeemable, and, if so, whether redeemable for cash, property or rights;

•	the liquidation rights to which the holders of preferred shares will be entitled, and the preferences, if any;

•	whether the preferred shares will be subject to the operation of a sinking fund, and, if so, upon what conditions;

•
whether the preferred shares will be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock and the terms and conditions of the conversion or exchange;

•
the voting rights of the preferred shares, which may be full, limited or denied, except as otherwise required by law; provided that the voting rights of any series of preferred shares may not be greater than the voting rights of the common shares;

•	the preemptive rights, if any, to which the holders of preferred shares will be entitled and any limitations thereon;

•
whether the issuance of any additional shares, or of any shares of any other series, will be subject to restrictions as to issuance, or as to the powers, preferences or rights of these other series; and

•	any other relative, participating, optional or other special rights and privileges, and qualifications, limitations or restrictions.
Certain anti-takeover effects of Parent’s articles of incorporation and regulations
Certain provisions of Parent’s articles of incorporation and regulations may have the effect of impeding the acquisition of control of Parent by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by Parent’s board of directors.
These provisions may have the effect of discouraging a future takeover attempt which is not approved by Parent’s board of directors but which individual Parent shareholders may deem to be in their best interests or in which Parent shareholders may receive a substantial premium for their shares over then-current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of Parent’s current board of directors or management more difficult.
These provisions of Parent’s articles of incorporation and regulations include the following:

•	If a special shareholders meeting of Parent is called by shareholders, it must be called by holders of not less than twenty-five percent of all shares outstanding and entitled to vote thereat;

•	Nomination of candidates for election to Parent’s board of directors requires advance notice containing certain information of the nominee;

•	Parent’s regulations may be amended only by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of Parent; and

•	Certain business combinations with controlling persons approval by a supermajority of Parent’s outstanding voting shares.
The provisions described above are intended to reduce Parent’s vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of Parent’s board of directors.
Anti-takeover statutes
Certain state laws make a change in control of an Ohio corporation more difficult, even if desired by the holders of a majority of the corporation’s shares. Provided below is a summary of the Ohio anti-takeover statutes.
The Ohio Revised Code provides, in certain circumstances, that the approval of two-thirds of the voting power of a corporation is required to effect mergers and similar transactions, to adopt amendments to the articles of incorporation of a corporation and to take certain other significant actions. Although under Ohio law the articles of incorporation of a corporation may permit such actions to be taken by a vote that is less than two-thirds (but not less than a majority), Parent’s articles of incorporation do not contain such a provision. The two-thirds voting requirement tends to make approval of such matters, including further amendments to the articles of incorporation, relatively difficult, and a vote of the holders of in excess of one-third of Parent’s outstanding common shares would be sufficient to prevent implementation of any of the corporate actions mentioned above.
Ohio Revised Code Section 1701.831 is a “control share acquisition” statute. The control share acquisition statute provides, in essence that any person acquiring shares of an “issuing public corporation” (which definition Parent meets) in any of the following three ownership ranges must seek and obtain shareholder approval of the acquisition transaction that first puts such ownership within each such range: (i) more than 20% but less than 33 1/3%; (ii) 33 1/3% but not more than 50%; and (iii) more than 50%.
The purpose of the control share acquisition statute is to give shareholders of Ohio corporations a reasonable opportunity to express their views on a proposed shift in control, thereby reducing the coercion inherent in an unfriendly takeover. The provisions of the control share acquisition statute grant to Parent’s shareholders the assurance that they will have adequate time to evaluate the proposal of the acquiring person, that they will be permitted to vote on the issue of authorizing the acquiring person’s purchase in the same manner and with the same proxy information that would be available to them if a proposed merger of Parent were before them and, most importantly, that the interests of all shareholders will be taken into account in connection with such vote and the probability will be increased that they will be treated equally regarding the price to be offered for their common shares if the purchase is approved.
The control share acquisition statute applies not only to traditional offers but also to open market purchases, privately negotiated transactions and original issuances by an Ohio corporation, whether friendly or unfriendly. The procedural requirements of the control share acquisition statute could render approval of any control share acquisition difficult because it must be authorized at a special meeting of shareholders, at which a quorum is present, by the affirmative vote of the majority of the voting power represented and by a majority of the portion of such voting power, excluding interested shares. Any corporate defense against persons seeking to acquire control may have the effect of discouraging or preventing offers which some Parent shareholders might find financially attractive. On the other hand, the need on the part of the acquiring person to convince Parent’s shareholders of the value and validity of the offer may cause such offer to be more financially attractive in order to gain shareholder approval.

Parent’s regulations, as currently in effect, provides that Section 1701.831 of the Ohio Revised Code does not apply to control share acquisitions of shares of Parent.
Ohio Revised Code Chapter 1704 is a “merger moratorium” statute. The merger moratorium statute provides that, unless a corporation’s articles of incorporation or regulations otherwise provide, an “issuing public corporation” (which definition Parent meets) may not engage in a “Chapter 1704 transaction” for three years following the date on which a person acquires more than 10% of the voting power in the election of directors of the issuing corporation, unless the Chapter 1704 transaction is approved by the corporation’s board of directors prior to such transaction. A person who acquires such voting power is an “interested shareholder,” and “Chapter 1704 transactions” involve a broad range of transactions, including mergers, consolidations, combinations, liquidations, recapitalizations and other transactions between an issuing public corporation and an interested shareholder if such transactions involve 5% of the assets or shares of the issuing public corporation or 10% of its earning power. After the initial three year moratorium, Chapter 1704 prohibits such transactions absent approval by disinterested shareholders or the transaction meeting certain statutorily defined fair price provisions. One significant effect of Chapter 1704 is to encourage a person to negotiate with a corporation’s board of directors prior to becoming an interested shareholder.
A corporation may elect not to be covered by the provisions of Ohio Revised Code Chapter 1704 by the adoption of an appropriate amendment to its articles of incorporation. Parent’s articles of incorporation, as currently in effect, provides that Ohio Revised Code Chapter 1704 does not apply to Parent.
Ohio also has enacted Ohio Revised Code Section 1707.043, which provides that a person who announces a control bid must disgorge profits realized by that person upon the sale of any equity securities within 18 months of the announcement.
In addition, Section 1701.59 of the Ohio Revised Code provides that, in determining what a director reasonably believes to be in the best interests of the corporation, such director may consider, in addition to the interests of the corporation’s shareholders, any of the interests of the corporation’s employees, suppliers, creditors and customers, the economy of the State of Ohio and the United States, community and societal considerations and the long-term as well as the short-term interests in the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.
The overall effect of these statutes may be to render more difficult or discourage the removal of incumbent management or the assumption of effective control by other persons.
LEGAL MATTERS
Certain matters pertaining to the validity of the authorization and issuance of the Parent common stock to be issued in the Merger have been passed upon by Squire Patton Boggs (US) LLP.
Certain matters pertaining to the federal income tax consequences of the Merger have been passed upon for Parent and Park National Bank by Squire Patton Boggs (US) LLP and for NewDominion by Wyrick Robbins Yates & Ponton LLP.
EXPERTS
The consolidated financial statements of Park National Corporation included in Park National Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, and the effectiveness of Park National Corporation’s internal control over financial reporting as of December 31, 2017 have been audited by Crowe Horwath LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of NewDominion as of December 31, 2017 and 2016 and for the years then ended included herewith, have been audited by Elliott Davis, PLLC, an independent auditor, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS
NewDominion
If the Merger contemplated by this proxy statement/prospectus is consummated, NewDominion will be merged with and into Park National Bank and no further meetings of NewDominion’s shareholders will occur. If the Merger is not consummated, it is anticipated that the NewDominion 2018 annual meeting of shareholders will be held on a to-be-determined date in the fourth quarter of this year.
Parent
Proposals by shareholders intended to be presented at Parent’s 2018 Annual Meeting of Shareholders were required to be received by the Secretary of Parent no later than November 6, 2017, to be eligible for inclusion in Parent’s proxy, notice of meeting, proxy statement and Notice of Internet Availability of Proxy Materials relating to the 2018 Annual Meeting. Parent will not be required to include in its proxy, notice of meeting, proxy statement or Notice of Internet Availability of Proxy Materials, a shareholder proposal that is received after that date or that otherwise fails to meet the requirements for shareholder proposals established by the applicable SEC rules.
The SEC has promulgated rules relating to the exercise of discretionary voting authority under proxies solicited by the Board of Directors. If a shareholder intends to present a proposal at the 2018 Annual Meeting without inclusion of that proposal in Parent’s proxy materials and written notice of the proposal was not received by the Secretary of Parent by January 20, 2018, or if Parent meets other requirements of the applicable SEC rules, the proxies solicited by the Board of Directors for use at the 2018 Annual Meeting will confer discretionary authority to vote on the proposal should it then be raised at the 2018 Annual Meeting.
In each case, written notice must be given to Parent’s Secretary, whose name and address are:
Brady T. Burt
Chief Financial Officer, Secretary and Treasurer
Park National Corporation
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
Shareholders desiring to nominate candidates for election as directors at the 2018 Annual Meeting must follow the procedures described under the heading “Nominating Procedures” in Parent’s Definitive Proxy Statement for Parent’s 2018 Annual Meeting.
WHERE YOU CAN FIND MORE INFORMATION
Parent files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public at no charge over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document Parent files with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities. Parent’s SEC filings are also available at no charge on its Web site at www.parknationalcorp.com.
Parent filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of Parent common stock to be issued to NewDominion’s shareholders upon completion of the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Parent in addition to being a proxy statement of NewDominion for its special meeting. As permitted by the SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.
NewDominion is not subject to the informational reporting requirements of the Exchange Act. Therefore, NewDominion does not file and is not required to file reports, proxy statements and other informational statements pursuant to the Exchange Act with the SEC or the FDIC. NewDominion does file unaudited, periodic reports of income and condition, or Call Reports, with the FDIC. NewDominion’s Call Reports can be accessed through the

Federal Financial Institutions Examination Council, or FFIEC’s, website (https://cdr.ffiec.gov/public/). Reference to the Call Reports is for informational purposes only, and such reports are not incorporated by reference into this proxy statement/prospectus. NewDominion also makes available other information, including copies of prior year’s annual reports, through the investor relation’s section of NewDominion’s website (www.newdominionbank.com).
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows Parent to incorporate by reference information into this proxy statement/prospectus. This means that Parent can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus of any subsequent filing incorporated by reference in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Parent has filed previously with the SEC and any additional filings Parent makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this proxy statement/prospectus and before the date that the offering is terminated; provided, however, that this proxy statement/prospectus does not incorporate by reference any documents, portions of documents or other information that is deemed to have been “furnished” and not “filed” with the SEC:

•
Parent’s Annual Report on Form 10-K for the year ended December 31, 2017 (including the portions of the Definitive Proxy Statement for Parent’s 2018 Annual Meeting incorporated by reference therein); and

•	Parent’s Current Reports on Form 8-K, filed with the SEC on January 22, 2018, January 23, 2018 and January 26, 2018.
Parent also incorporates by reference the description of its common shares, without par value, contained in “Item 5. Other Information” of Part II of its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, together with any subsequent registration statement or report filed for the purpose of updating such description.
You may request, either orally or in writing, and Parent will provide, a copy of these filings without charge by contacting Park National Corporation, 50 North Third Street, P.O. Box 3500, Newark, OH 43058-3500, Attention: Investor Relations, Telephone: (740) 322-6844. If you would like to request documents, please do so by May 16, 2018, to receive them before the special meeting.
All information concerning Parent and its subsidiaries has been furnished by Parent, and all information concerning NewDominion and its subsidiaries has been furnished by NewDominion.
You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the proposals to NewDominion shareholders in connection with the Merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated April 5, 2018. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of shares of Parent common stock as contemplated by the Merger Agreement will create any implication to the contrary.

ANNEX A

Agreement and Plan of Merger and Reorganization

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
Dated as of January 22, 2018
among
Park National Corporation,
The Park National Bank
and
NewDominion Bank

TABLE OF CONTENTS
                                Page

ARTICLE I DEFINITIONS	2
1.1 Certain Definitions	2
1.2 Other Defined Terms	9
1.3 Other Definitional Provisions	12
ARTICLE II THE MERGER	13
2.1 The Merger	13
2.2 Closing	13
2.3 Effective Time	13
2.4 Effects of the Merger	13
2.5 Articles of Association and By-laws of Surviving Bank	13
2.6 Directors and Officers of the Surviving Bank	14
2.7 Conversion of Securities	14
2.8 Treatment of NewDominion Equity Awards	15
2.9 Proration	17
2.10 Election Procedures	18
2.11 Exchange of NewDominion Common Stock	20
2.12 Certain Adjustments	23
2.13 Transfer Books; No Further Ownership Rights in NewDominion Common Stock	24
2.14 Appraisal Rights	24
2.15 Proxy and Registration Statement	24
2.16 NewDominion Shareholders Meetings	25
2.17 Closing Deliveries by NewDominion	27
2.18 Closing Deliveries by Parent and Park National	27
ARTICLE III REPRESENTATIONS AND WARRANTIES OF NEWDOMINION	28
3.1 Organization	28
3.2 Authority; Binding Nature	29
3.3 No Conflicts	29
3.4 Consents and Approvals	29
3.5 Regulatory Matters	30
3.6 Capitalization	30
3.7 Deposits	31
3.8 Subsidiaries	32
3.9 Financial Information	32
3.10 Disclosure	33
3.11 Ordinary Course; Lack of Material Adverse Change	34
3.12 No Undisclosed Liabilities	34
3.13 Taxes	34
3.14 Title to Assets; Real Property	38
3.15 Litigation; Orders	39
3.16 Compliance	40
3.17 Loans	41
3.18 Allowance for Loan Losses	43

3.19 Investment Portfolio	43
3.20 Interest Rate Risk Management Instruments	43
3.21 Intellectual Property	43
3.22 Environmental Matters	44
3.23 Material Contracts	45
3.24 Employee Benefit Matters	45
3.25 Labor Relations (Employment Matters)	48
3.26 Related Party Transactions	49
3.27 Insurance	50
3.28 Brokers	50
3.29 Sufficiency of Assets	50
3.30 Unlawful Payments	50
3.31 Reorganization	51
3.32 Information Supplied	51
3.33 Fairness Opinion	51
3.34 Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information	51
3.35 CRA Compliance	52
3.36 Mortgage Banking Business	52
3.37 NewDominion Information	53
3.38 No Other Representations or Warranties	53
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND PARK NATIONAL	53
4.1 Organization	54
4.2 Authority; Binding Nature	54
4.3 No Conflicts	54
4.4 Consents and Approvals	55
4.5 Regulatory Matters	55
4.6 Deposits	55
4.7 Litigation; Orders	56
4.8 Compliance	56
4.9 Brokers	57
4.10 Capitalization	57
4.11 SEC Filings	57
4.12 Financial Statements	57
4.13 Information Supplied	58
4.14 Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information	58
4.15 CRA Compliance	59
4.16 Tax Representations	59
4.17 Ordinary Course; Lack of Material Adverse Change	59
4.18 Material Contracts	59
4.19 No Other Representations or Warranties	59
ARTICLE V COVENANTS	60
5.1 Conduct of Business by NewDominion	60
5.2 Approvals and Filings	64

5.3 Access; Integration of Data Processing; Confidentiality	65
5.4 Notification	66
5.5 Public Announcements	66
5.6 No Control of NewDominion	66
5.7 Employee Benefit Matters	66
5.8 No Solicitation of Transaction	68
5.9 Indemnification; Directors’ and Officers’ Insurance	70
5.10 Efforts to Consummate; Further Assurances	71
5.11 Reserved	71
5.12 NewDominion Divisional Advisory Board	71
5.13 Employment Agreements	71
5.14 Financial Statements	71
5.15 Tax Matters	72
5.16 Stock Exchange Listing	72
5.17 Litigation and Claims	73
ARTICLE VI CONDITIONS TO CLOSE	73
6.1 Conditions to Each Party’s Obligations	73
6.2 Conditions to Obligations of Park National and Parent	74
6.3 Conditions to the Obligations of NewDominion	75
ARTICLE VII TERMINATION	76
7.1 Termination	76
7.2 Effect of Termination	77
ARTICLE VIII MISCELLANEOUS	78
8.1 Notices	78
8.2 Entire Agreement	79
8.3 Amendments	79
8.4 Waivers	79
8.5 Binding Effect; Assignment	79
8.6 Governing Law	80
8.7 Consent to Jurisdiction	80
8.8 Waiver of Jury Trial	80
8.9 Severability	81
8.10 Cumulative Remedies; Specific Performance	81
8.11 Expenses	81
8.12 Prevailing Party	81
8.13 Counterparts	81
8.14 Nonsurvival	81

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
This Agreement and Plan of Merger and Reorganization, dated as of January 22, 2018 (“Agreement”), is entered into by and among Park National Corporation, an Ohio corporation (“Parent”), The Park National Bank, a national banking association and a wholly owned subsidiary of Parent (“Park National”), and NewDominion Bank, a North Carolina state-chartered bank (“NewDominion”).
W I T N E S S E T H:
WHEREAS, the Boards of Directors of NewDominion, Parent and Park National have determined that it is in the best interests of their respective entities and shareholders to consummate the business combination transaction provided for herein in which NewDominion will, subject to the terms and conditions set forth herein, merge with and into Park National, with Park National being the surviving entity (the “Merger”);
WHEREAS, the Board of Directors of NewDominion has (i) approved this Agreement and the transactions contemplated by this Agreement, including the Merger, (ii) approved the execution, delivery and performance by NewDominion of this Agreement and the consummation of the transactions contemplated hereby, and (iii) resolved and agreed, upon the terms and subject to the conditions set forth herein, to recommend that NewDominion’s shareholders (the “NewDominion Shareholders”) approve and adopt this Agreement;
WHEREAS, the Board of Directors of each of Parent and Park National has (i) approved this Agreement and the transactions contemplated by this Agreement, including the Merger, and (ii) approved the execution, delivery and performance by Parent and Park National, respectively, of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;
WHEREAS, Parent, Park National and NewDominion intend for federal income tax purposes that the Merger (as defined below) qualify as a reorganization under the provisions of Section 368(a)(1)(A) of the Code (as defined below) and this Agreement shall constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations (as defined below); and
WHEREAS, concurrently with the execution and delivery of this Agreement, certain shareholders of NewDominion have entered into Voting and Support Agreements with Parent and Park National, effective as of the date hereof (each, a “Voting and Support Agreement” and collectively, the “Voting and Support Agreements”).
NOW, THEREFORE, in consideration of the representations and warranties, covenants and agreements, and subject to the conditions contained herein, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS
1.1    Certain Definitions. As used herein, the following terms shall have the following meanings:
(a)    “401(k) Plan” shall mean The NewDominion Bank Retirement Savings Plan, Plan No. 001.
(b)     “Acquisition Proposal” shall mean any bona fide proposal or offer for, whether in one transaction or a series of related transactions, a (i) merger, consolidation, share exchange, tender offer, business combination or similar transaction involving NewDominion, (ii) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of NewDominion representing 10% or more of the consolidated assets of NewDominion, (iii) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to NewDominion, or (iv) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include any of the transactions contemplated by this Agreement.
(c)    “Affiliate” shall mean, with respect to any Person, any other Person that, alone or together with any other Person, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, such Person. For the purpose of this definition, (i) “control” (including the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract, agency or otherwise; and (ii) when used in the context of NewDominion, “Affiliate” shall also mean any Subsidiary, or any entity which together with NewDominion or any Subsidiary would be deemed a single employer within the meaning of Sections 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA. In addition, references to “controlled Affiliate” shall mean, with respect to any Person, any Affiliate of such Person which is controlled by such Person (without regard to any other Affiliates except its Subsidiaries) as determined in accordance with the preceding sentence.
(d)    “Affiliated Group” shall mean any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision-of any Applicable Law.
(e)    “Applicable Law” or “Law” shall mean and include (i) any statute, decree, constitution, rule, regulation, ordinance, code, requirement, order, judgment, decree, directive or other binding action of or by any Governmental Authority or as to which a party, by the nature of its activities, is subject, (ii) any treaty, pact, compact or other agreement to which any Governmental Authority is a signatory or party or as to which a party, by the nature of its activities or otherwise, is subject; (iii) any judicial or administrative interpretation of application of any Applicable Law described in (i) or (ii) above; and (iv) any amendment or revision of any Applicable Law described in (i), (ii) or (iii) above.

(f)    “Business Day” shall mean any day other than Saturday, Sunday, a day which is a legal holiday in Ohio or North Carolina, or a day on which commercial banks in Ohio or North Carolina are authorized or required by Applicable Law to close.
(g)    “Charter Documents” shall mean with respect to any entity, the certificate of formation, certificate of incorporation, articles of organization, articles of incorporation, bylaws, regulations, operating agreement, limited liability company agreement or other organizational document of such entity and any amendments thereto.
(h)    “COBRA” shall mean Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA, and any similar state law.
(i)    “Code” shall mean the Internal Revenue Code of 1986, as amended.
(j)    “Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of November 9, 2017, by and between Parent and NewDominion.
(k)    “Contract” shall mean any agreement, contract, arrangement or understanding, whether oral or written, that is legally binding on NewDominion or any of its Subsidiaries.
(l)    “Employee Benefit Plan” shall mean any plan, agreement or arrangement (including without limitation any “employee benefit plan” as defined in Section 3(3) of ERISA) and any trust or other funding medium relating thereto with respect to which NewDominion has or may have any liability or whereby NewDominion and any of its Affiliates provides or is obligated to provide any benefit, to any current or former officer, director, employee or other individual, including, without limitation, any profit sharing, “golden parachute,” deferred compensation, incentive compensation, stock option, stock purchase, Code Section 125 cafeteria plan or flexible benefit arrangement, rabbi trust, severance, retention, supplemental income, change in control, fringe benefit, perquisite, pension, retirement, health or insurance plans, agreements, or arrangements.
(m)    “Environmental Law” shall mean all laws, rules and regulations of any Governmental Authority relating to pollution or the protection of the environment, including, without limitation, laws relating to releases, discharges or disposal of hazardous, toxic or radioactive substances, oils, pollutants or contaminants into the environment or otherwise relating to the distribution, use, treatment, storage, transport or handling of such substances, oils, pollutants or contaminants.
(n)    “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
(o)    “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
(p)    “FDIC” shall mean the Federal Deposit Insurance Corporation.

(q)    “Federal Reserve” shall mean the Board of Governors of the Federal Reserve System.
(r)    [Reserved]
(s)    “GAAP” shall mean generally accepted accounting principles in the United States, consistently applied, as in effect from time to time.
(t)    “Governmental Authority” shall mean any governmental, regulatory or administrative body, agency, commission, board, or authority, including any Regulatory Agency, or any court or judicial authority, to which a party, by the nature of its activities, is subject, whether international, national, federal, state or local.
(u)    “Hazardous Substance” shall mean (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, and (ii) any petroleum or petroleum-derived products, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls in concentrations regulated by Environmental Law.
(v)    “IRS” shall mean the Internal Revenue Service.
(w)    “Lien” shall mean any mortgage, lien, pledge, charge, encumbrance, security interest, easement, encroachment or other similar encumbrance or claim.
(x)    “Material Adverse Change” or “Material Adverse Effect” shall mean any event, change, effect or development that (i) has had or would reasonably be expected to have a material and adverse effect on the condition (financial or otherwise), results of operations or business of Parent and Park National, and their respective Subsidiaries, taken as a whole, or NewDominion and its Subsidiaries, taken as a whole, as the case may be, (ii) has materially impaired or would reasonably be expected to materially impair the ability of NewDominion, on the one hand, or Parent and Park National, on the other hand, to perform its obligations under this Agreement or otherwise materially impede or delay the consummation of the transactions contemplated by this Agreement or (iii) constitutes, causes or would reasonably be excepted to cause, with respect to NewDominion or any of its Subsidiaries, a Specified Regulatory Action; provided, however, that a “Material Adverse Change” or “Material Adverse Effect” shall not be deemed to include events, changes, effects or developments resulting from or arising out of (A) changes after the date of this Agreement in Applicable Law or in GAAP, Tax laws, regulatory policy or accounting requirements or principles (so long as NewDominion and its Subsidiaries, on the one hand, or Parent and Park National and their Subsidiaries, on the other hand, as the case may be, is not materially disproportionately affected thereby relative to similarly situated participants in the industries in which the applicable party operates), (B) changes after the date of this Agreement in laws, rules or regulations of general applicability to banking organizations (so long as NewDominion and its Subsidiaries, on the one hand, or Parent and Park National and their

Subsidiaries, on the other hand, as the case may be, is not materially disproportionately affected thereby relative to similarly situated participants in the industries in which the applicable party operates), (C) changes after the date of this Agreement in global, national or regional political conditions or general economic or market conditions, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in U.S. or foreign securities markets (so long as NewDominion and its Subsidiaries, on the one hand, or Parent and Park National and their Subsidiaries, on the other hand, as the case may be, is not materially disproportionately affected thereby relative to similarly situated participants in the industries in which the applicable party operates), (D) the impact of the public disclosure, pendency or performance of this Agreement or the transactions contemplated hereby, including the impact of the transactions contemplated by this Agreement on relationships with customers and employees, (E) any natural disaster, outbreak or escalation of hostilities, declared or undeclared acts or war or terrorism, or any escalation or worsening thereof, whether or not occurring or commenced before or after the date of this Agreement (so long as NewDominion and its Subsidiaries, on the one hand, or Parent and Park National and their Subsidiaries, on the other hand, as the case may be, is not materially disproportionately affected thereby relative to similarly situated participants in the industries in which the applicable party operates), and (F) with respect to NewDominion, actions taken or omitted to be taken with the prior written consent or at the direction of Parent or as required by this Agreement and any action not taken as a result of the failure of Parent or Park National to consent to such action requiring Parent’s or Park National’s consent hereunder, or, with respect to Parent and Park National, actions taken or omitted to be taken with the prior written consent of NewDominion or as required by this Agreement.
(y)    “Material Contract” shall mean any of the following Contracts:
(i)    any lease of real property;
(ii)    any Contract for the purchase, sale, license or lease of tangible or intangible property or services (including materials, supplies, goods, services, equipment or other assets) (other than those specified elsewhere in this definition) that provides for aggregate payments or obligations of $150,000 or more;
(iii)    any employment agreement, severance agreement, retention agreement, change of control agreement, consulting agreement or similar Contract that is with any director or executive officer of NewDominion or its Subsidiaries;
(iv)    any partnership, joint venture or other similar Contract;
(v)    any Contract relating to the acquisition or disposition of any business or operations or, other than in the ordinary course of business, any assets or liabilities (whether by merger, sale of stock, sale of assets, outsourcing or otherwise);
(vi)    any indenture, mortgage, promissory note, loan agreement, guarantee, sale and leaseback agreement, capitalized lease or other agreement or commitment by NewDominion or its Subsidiaries for the borrowing of money or the deferred purchase price of property or its Subsidiaries (in either case, whether incurred, assumed, guaranteed or secured by any asset);
(vii)    any Contract that creates future payments or obligations in excess of $150,000 in the aggregate and which by its terms does not terminate or is not terminable without penalty or payment upon notice of 60 days or less;
(viii)    any naming rights, license, franchise or similar Contract;
(ix)    any exclusive dealing or third-party referral agreement imposed on NewDominion or its Subsidiaries or any Contract that contains express noncompetition or nonsolicitation covenants that limit or purport to limit the freedom of NewDominion or its Subsidiaries to compete in any line of business or with any Person or in any area, or to solicit the business of any Person or category of Persons;
(x)    any Contract that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or property of NewDominion or its Subsidiaries;
(xi)    any memorandum of understanding, consent agreement, stipulation, any commitment letter or other similar Contract with any Governmental Authority; and
(xii)    any Contract constituting a NewDominion Regulatory Agreement.
(z)    “NewDominion’s Knowledge” shall mean the actual knowledge of each of J. Blaine Jackson, Greg Burke, Kelly King, Timothy J. Ignasher and Todd Bogdan or the knowledge that each such individual would ordinarily have after reasonable investigation based on his or her respective position at NewDominion.
(aa)    “NewDominion Stock Options” shall mean all options granted by NewDominion to purchase shares of NewDominion Common Stock under a NewDominion Stock Plan, whether vested or unvested, that are outstanding and unexercised immediately prior to the Effective Time.
(bb)    “NewDominion Stock Plans” shall mean that the NewDominion Bank 2016 Equity Incentive Plan, the NewDominion Employee Stock Option Plan and the NewDominion Bank Director Stock Option Plan and all other employee and director equity incentive plans or agreements of NewDominion as of the date of this Agreement.
(cc)    “NYSE American” shall mean the NYSE American stock exchange (formerly known as NYSE MKT).
(dd)    “OCC” shall mean the Office of the Comptroller of the Currency.

(ee)    “Order” shall mean any writ, judgment, injunction, determination, consent, order, decree, stipulation, award or executive order of or by any Governmental Authority.
(ff)    “Parent Share Signing Date Price” shall mean $105.56, which represents the average closing price of Parent Common Stock as reported on the NYSE American over the twenty (20) consecutive trading day period ending on the business day immediately prior to the date of this Agreement, rounded to the nearest whole cent.
(gg)    “Park National’s Knowledge” shall mean the actual knowledge of each of C. Daniel DeLawder, David L. Trautman, Brady T. Burt, Matthew R. Miller and Jeffrey A. Wilson or the knowledge that each such individual would ordinarily have after reasonable investigation based on his or her respective position at Park National and/or Parent.
(hh)    “Permit” shall mean any permit, license, registration, authorization, certificate or approval of or from any Governmental Authority or any Order.
(ii)    “Permitted Lien” shall mean (i) Liens for current taxes and assessments not yet past due, (ii) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens and similar Liens arising in the ordinary course of business, and (iii) other Liens and imperfections of title that do not materially detract from the current value of the property subject thereto or materially interfere with the current use by NewDominion of the property subject thereto.
(jj)    “Person” shall mean any natural person, bank, corporation, association, partnership, limited liability company, organization, business, firm, trust, joint venture, unincorporated organization or any other entity or organization, including a Governmental Authority.
(kk)    “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.
(ll)    “Proxy Statement/Prospectus” shall mean the prospectus in connection with the issuance of shares of Parent Common Stock to the NewDominion Shareholders pursuant to the Merger, and the proxy statement of NewDominion relating to the NewDominion Shareholders’ approval of this Agreement and the Merger, including any amendments or supplements thereto.
(mm)    “Registration Statement” shall mean the registration statement on Form S-4 to register the Parent Common Stock to be issued pursuant to Section 2.7, including any amendments or supplements thereto.
(nn)    “Regulatory Agency” shall mean, (i) with respect to NewDominion, the FDIC, the North Carolina Commissioner of Banks and any other bank regulatory agencies with supervisory authority over NewDominion, (ii) with respect to Parent, the Ohio Secretary of State and the Federal Reserve and (iii) with respect to Park National, the FDIC, the OCC and any other bank regulatory agencies with supervisory authority over Park National.
(oo)    “Regulatory Approval” shall mean the (i) the filing of applications, filings and notices, as applicable, with the NYSE American by Parent, (ii) the filing with the SEC of the Registration Statement, which will include the Proxy Statement/Prospectus, by Parent and the declaration of effectiveness of the Registration Statement by the SEC, (iii) the filing of the Articles of Merger, (iv) approval of the Federal Reserve, the OCC and any other regulatory agency which is required to consummate the transactions contemplated hereby and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NYSE American.
(pp)    “Related Party” shall mean: (a) any Person that serves as a director or executive officer of NewDominion or any of its Subsidiaries as of the date of this Agreement, (b) any Person controlled by a Person described in (a) above (other than NewDominion or its Subsidiaries), (c) any trust of which a Person described in (a) above is grantor, and (d) any member of the Immediate Family of any Person described in (a) above. For purposes of this definition, the “Immediate Family” of an individual means (x) the individual’s spouse, and (y) the individual’s parents, brothers, sisters and children; and “control” of a specified Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through ownership of voting securities, by contract, agency or otherwise.
(qq)    “Representatives” shall mean, with respect to any Person, such Person’s directors, managers, officers, employees, agents, consultants, advisors or other representatives, including, without limitation, legal counsel, accountants and financial advisors.
(rr)    “SEC” shall mean the United States Securities Exchange Commission or any successor thereof.
(ss)    “Securities Act” shall mean the Securities Act of 1933, as amended.
(tt)    “Specified Regulatory Action” means, with respect to NewDominion and any of its Subsidiaries, except for matters set forth in the NewDominion Disclosure Schedule, the imposition by any Regulatory Agency or other Governmental Authority of a NewDominion Regulatory Agreement.
(uu)    “Subsidiary” and “Significant Subsidiary” shall have the meanings ascribed to them in Rule 1-02 of SEC Regulation S-X.
(vv)    “Superior Proposal” shall mean any unsolicited bona fide written Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) made by a third party, which, upon acceptance by NewDominion, would create a legally binding obligation of such third party (subject to regulatory approval) to consummate the Acquisition Proposal, on terms that NewDominion’s Board of Directors determines in its good faith judgment, based upon a written legal opinion of its outside legal counsel and a fairness opinion from an independent financial advisor, in both cases, from firms of national stature, (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of NewDominion Common Stock or all, or substantially all, of the assets of NewDominion and its Subsidiaries on a consolidated basis; and (ii) would result in a transaction that (A) involves consideration to the holders of NewDominion Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to NewDominion’s Shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, (B) is, in light of the other terms of such proposal, more favorable to NewDominion Shareholders than the Merger and the transactions contemplated by this Agreement, and (C) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.
(ww)    “Tax” or “Taxes” shall mean any and all federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever imposed by a Governmental Authority, including any interest, penalty or addition thereto, whether disputed or not.
(xx)    “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to any Tax filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto and including any amendment thereof.
(yy)    “Treasury Regulations” means the final or temporary regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).
(zz)    “WARN ACT” shall mean the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.
1.2    Other Defined Terms. The following capitalized terms have the meanings in the Sections indicated below:

Defined Term	Section Reference
Adjusted Stock Option	2.8(a)

Defined Term	Section Reference
Adverse Recommendation Change	2.16(b)
Agreement	First Paragraph
Appraisal Shares	2.14
Articles of Merger	2.3
Audited Financial Statements	3.9(a)
Balance Sheet	3.9(a)
Balance Sheet Date	3.9(a)
Book Entry Shares	2.11(b)
Call Reports	3.9(a)
Cash Consideration	2.7(a)(i)
Cash Conversion Number	2.9(a)
Cash Election	2.7(a)(i)
Cash Election Number	2.9(b)(i)
Cash Election Shares	2.7(a)(i)
Certificate	2.11(b)
Closing	2.2
Closing Date	2.2
Closing Date Plan Year	5.7(d)
Continuing Employee	5.7(a)
CRA	3.35
Disclosure Schedules	Article IV
Discontinued Employee	5.7(c)
DOL	3.24(a)
Effective Time	2.3
Election	2.10(a)
Election Deadline	2.10(d)
Election Period	2.10(c)
Employment Agreement	5.13
Exchange Agent	2.11(a)
Exchange Agent Agreement	2.11(a)
Exchange Fund	2.11(a)
Exchange Ratio	2.7(b)
Excluded Shares	2.7(d)
Financial Statements	3.9(a)
Form of Election	2.10(b)
Holder	2.10
Indemnitees	5.9(a)
Intellectual Property	3.21
Interim Balance Sheet	3.9(a)
Interim Balance Sheet Date	3.9(a)
Interim Financial Statements	3.9(a)
Leased Property	3.14(c)
Leases	3.14(c)
Loans	3.17(a)
Materially Burdensome Regulatory Condition	5.2(a)

Defined Term	Section Reference
Merger	Recitals
Merger Consideration	2.7(b)
NCBCA	2.3
Net Share	2.8(a)
NewDominion	First Paragraph
NewDominion Common Stock	2.7(a)
NewDominion Disclosure Schedule	Article III
NewDominion Equity Awards	2.8(b)
NewDominion Exercisable Option	2.8(a)
NewDominion Recommendation	2.16(a)
NewDominion Regulatory Agreement	3.5
NewDominion Restricted Stock Award	2.8(b)
NewDominion Shareholders	Recitals
NewDominion Shareholders’ Meeting	2.16(a)
Non-Election Shares	2.7(a)(iii)
North Carolina Secretary	2.3
Notice of Recommendation Change	2.16(b)(iii)
Option Cancellation Agreements	2.8(a)
OREO	3.14(b)
Owned Real Property	3.14(b)
Parent	First Paragraph
Parent Common Stock	2.4
Parent Plans	5.7(d)
Parent SEC Filings	4.11
Park Disclosure Schedule	Article IV
Park National	First Paragraph
Per Share Cash Consideration	2.7(b)
Real Property	3.14(c)
Shares	3.6(a)
Shortfall Number	2.9(b)(ii)
Stock Consideration	2.7(a)(ii)
Stock Election	2.7(a)(ii)
Stock Election Shares	2.7(a)(ii)
Surviving Bank	2.1
Termination Fee	7.2(b)
Voting and Support Agreements	Recitals

1.3    Other Definitional Provisions.
(a)    All terms defined in this Agreement shall have the meanings specified herein when used in any certificates or other documents made or delivered pursuant hereto or thereto, unless expressly stated therein or the context otherwise requires.
(b)    Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.
(c)    As used herein, the neuter gender shall also denote the masculine and feminine, and the masculine gender shall also denote the neuter and feminine, where the context so permits.
(d)    Any document shall include that document as amended, notated, supplemented or otherwise modified from time to time and includes all exhibits, appendices, schedules, attachments and supplements thereto.
(e)    The words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation” whether or not such words appear.
(f)    Any reference contained in this Agreement to specific statutory or regulatory provisions or to any specific Governmental Authority shall include and mean any successor statute or regulation, or Governmental Authority, as the case may be.
(g)    Unless otherwise specified, the references to "Section" and "Article" in this Agreement are to the Sections and Articles of this Agreement.
(h)    When used in this Agreement, words such as "herein", "hereinafter", "hereof", "hereto", and "hereunder" refer to this Agreement as a whole, unless the context clearly requires otherwise.

ARTICLE II
THE MERGER
2.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, NewDominion shall merge with and into Park National. Park National shall be the surviving entity (hereinafter referred to for the period at and after the Effective Time as the “Surviving Bank”). The Surviving Bank shall continue to exist as a national banking association under the laws of the United States under the name “The Park National Bank.” Upon consummation of the Merger, the separate legal existence of NewDominion shall terminate.
2.2    Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York time, at the offices of Squire Patton Boggs (US) LLP, 221 East Fourth Street, Suite 2900, Cincinnati, Ohio 45202, on a date to be specified by the parties, which date shall be no later than five (5) Business Days after satisfaction or waiver of the conditions set forth in ARTICLE II (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, place or date, or any or all, are agreed to in writing by the parties hereto. The date on which the Closing occurs is herein referred to as the “Closing Date”.
2.3    Effective Time. Subject to the provisions of this Agreement, as soon as reasonably practicable on the Closing Date, the parties shall cause articles of merger (the “Articles of Merger”) in respect of the Merger to be delivered to the office of the North Carolina Secretary of State (the “North Carolina Secretary”) for filing in the form required by the North Carolina Banking Law Modernization Act, Chapter 53C of the North Carolina General Statutes and the Business Corporation Act, Chapter 55 of the North Carolina General Statutes (“NCBCA”). The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”. The Effective Time shall be the date and time upon which the Articles of Merger are filed with the North Carolina Secretary, or such later date and time as may be agreed to by Parent, Park National and NewDominion and specified in the Articles of Merger in accordance with the NCBCA. For the avoidance of doubt, the Articles of Merger shall not be filed with the North Carolina Secretary without the consent of each of Parent, Park National and NewDominion.
2.4    Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in the NCBCA and under the laws of the United States applicable to national banking associations, including, without limitation, 12 U.S.C. Section 215a and the regulations promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of NewDominion shall vest in Surviving Bank, and all debts, liabilities and duties of NewDominion shall become the debts, liabilities and duties of Surviving Bank. At and after the Effective Time, each share of common stock, without par value, of Parent (the “Parent Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of Parent and shall not be affected by the Merger.
2.5    Articles of Association and By-laws of Surviving Bank. The articles of association of Park National, as in effect immediately prior to the Effective Time, shall become and remain the articles of association of Surviving Bank until amended in accordance with applicable laws. The by-laws of Park National, as in effect immediately prior to the Effective Time, shall become and remain the by-laws of Surviving Bank until amended in accordance with applicable laws.
2.6    Directors and Officers of the Surviving Bank. As of the Effective Time:
(a)    The directors of Surviving Bank shall be the directors of Park National immediately prior to the Effective Time, each of whom shall serve as the directors of the Surviving Bank until the next annual meeting of shareholders and until such time as their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal from office.
(b)    The executive officers of Surviving Bank shall be the executive officers of Park National immediately prior to the Effective Time, each of whom shall serve until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the articles of association and by-laws of Surviving Bank.
2.7    Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Park National, NewDominion or the holder of any of the following securities:
(a)    Subject to Sections 2.9, 2.10 and 2.11(e), each share of NewDominion’s voting common stock and non-voting common stock, par value $0.25 per share (collectively, the “NewDominion Common Stock”), except for Excluded Shares, shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive the following, without interest:
(i)    For each share of NewDominion Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.10 (collectively, the “Cash Election Shares”), an amount in cash equal to the Per Share Cash Consideration (the “Cash Consideration”);
(ii)    For each share of NewDominion Common Stock with respect to which an election to receive Parent Common Stock (a “Stock Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.10 (collectively, the “Stock Election Shares”), a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Stock Consideration”); and
(iii)    For each share of NewDominion Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Section 2.10 (collectively the “Non-Election Shares”), the right to receive such Stock Consideration or Cash Consideration as is determined in accordance with Section 2.9.

(b)    For purposes of this Agreement, the following terms shall have the following meanings:
(i)    The “Exchange Ratio” means 0.01023.
(ii)    The “Per Share Cash Consideration” means $1.08.
(iii)    The “Merger Consideration” means the Cash Consideration and/or Stock Consideration described in Section 2.7(a), as applicable.
(c)    Cancellation of Shares. Shares of NewDominion Common Stock, when converted in accordance with Section 2.7(a), shall cease to be outstanding and shall automatically be canceled and cease to exist, and each holder of a Certificate or Book Entry Share shall cease to have any rights with respect thereto, except the right to receive in respect of each share of NewDominion Common Stock previously represented thereby (i) the consideration set forth in Section 2.7(a), (ii) any dividends or other distributions in accordance with Section 2.11(c), and (iii) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 2.11(e), in each case without interest, and in each case to be issued or paid in consideration therefor upon the surrender of such Certificate or Book Entry Share in accordance with Section 2.11.
(d)    Treasury Stock; Excluded Shares. All shares of NewDominion Common Stock held by NewDominion as treasury shares or by Parent or Park National or by any wholly-owned Subsidiary of Parent, Park National or NewDominion immediately prior to the Effective Time (other than (i) shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, by Parent, NewDominion or any wholly-owned Subsidiary of Parent or NewDominion in respect of a debt previously contracted) shall automatically be canceled and cease to exist as of the Effective Time and no consideration shall be delivered or deliverable therefor (all such shares, the “Excluded Shares”).
2.8    Treatment of NewDominion Equity Awards.
(a)    At the Effective Time (i) each NewDominion Stock Option that has an exercise price per share that is less than $1.08 (a “NewDominion Exercisable Option”) shall be canceled and converted automatically into the right to receive (without interest) the Merger Consideration payable pursuant to Section 2.7 based on the holder’s election in accordance with and subject to Sections 2.9 and 2.10 in respect of the Net Share amount with respect to such NewDominion Stock Option, less applicable Tax withholdings, and treating the Net Shares in the same manner as all other shares of NewDominion Common Stock for such purposes and (ii) each NewDominion Stock Option that has an exercise price per share that is greater than or equal to $1.08 shall be assumed and converted automatically into an option (an “Adjusted Stock Option”) to purchase, on the same terms and conditions as were applicable under such NewDominion Stock Option immediately prior to the Effective Time (including vesting terms), the number of shares of Parent Common Stock

(rounded down to the nearest whole number of shares of Parent Common Stock) equal to the product of (A) the number of shares of NewDominion Common Stock subject to such NewDominion Stock Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, which Adjusted Stock Option shall have an exercise price per share of Parent Common Stock equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of NewDominion Common Stock subject to such NewDominion Stock Option immediately prior to the Effective Time, by (2) the Exchange Ratio. “Net Share” shall mean with respect to a NewDominion Stock Option, the quotient obtained by dividing (i) the product of (x) the excess, if any, of $1.08 over the per share exercise price of such NewDominion Stock Option multiplied by (y) the number of shares of NewDominion Common Stock subject to such NewDominion Stock Option, by (ii) $1.08. Prior to the Effective Time, NewDominion shall enter into option cancellation agreements (the “Option Cancellation Agreements”) with all holders of NewDominion Exercisable Options granted pursuant to the NewDominion Employee Stock Option Plans, each in a form mutually agreed upon by NewDominion and Parent, and shall take all such further action as is necessary to allow the NewDominion Exercisable Options to be cancelled and converted into the Merger Consideration.
(b)    Immediately prior to the Effective Time (but contingent upon the Closing), each award in respect of a share of NewDominion Common Stock subject to vesting, repurchase or other lapse restriction granted under a NewDominion Stock Plan that is unvested or contingent and outstanding immediately prior to the Effective Time (a “NewDominion Restricted Stock Award” and, together with the NewDominion Stock Options, the “NewDominion Equity Awards”) shall fully vest (with any performance-based vesting condition applicable to such NewDominion Restricted Stock Award deemed satisfied to the extent provided in the applicable award agreement) and shall be canceled and converted automatically into the right to receive the Merger Consideration payable pursuant to Section 2.7 on the shares of NewDominion Common Stock underlying such NewDominion Restricted Stock Award based on the holder’s election in accordance with and subject to Sections 2.9 and 2.10 and treating the shares of NewDominion Common Stock subject to such NewDominion Restricted Stock Award in the same manner as all other shares of NewDominion Common Stock for such purposes. Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Merger Consideration payable in respect of the NewDominion Restricted Stock Awards all such amounts as it is required to deduct and withhold under the Code or any provisions of state, local, or foreign Tax law.
(c)    Parent shall take all corporate action necessary to issue a sufficient number of shares of Parent Common Stock with respect to the settlement of NewDominion Equity Awards contemplated by this Section 2.8. Immediately following the Effective Time, to the extent required by the SEC, Parent shall file a post-effective amendment to the Form S-4 or an effective registration statement on Form S-8 (or other applicable form) with respect to the shares of Parent Common Stock subject to such Adjusted Stock Options, shall distribute a prospectus relating to such Form S-8, if applicable, and shall use reasonable commercial efforts to maintain the effectiveness of such registration statement for so long as such Adjusted Stock Options remain outstanding.
(d)    Each holder of a NewDominion Equity Award converted into the right to receive the Stock Consideration that would have otherwise been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares to be delivered to such holder pursuant to Section 2.7 and this Section 2.8) shall receive, in lieu thereof and upon surrender thereof, a cash payment (rounded to the nearest cent) (without interest) in an amount equal to such fractional part of a share of Parent Common Stock (rounded to the nearest ten-thousandth when expressed in decimal form) multiplied by the Parent Share Signing Date Price.
(e)    At or prior to the Effective Time, NewDominion, the Board of Directors of NewDominion and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 2.8.
2.9    Proration.
(a)    Notwithstanding any other provision contained in this Agreement, the total number of shares of NewDominion Common Stock (including shares subject to NewDominion Exercisable Options and NewDominion Restricted Stock Awards) to be entitled to receive the Cash Consideration pursuant to Section 2.7(a) shall be equal to the product (rounded down to the nearest whole share) of (i) 0.40 and (ii) the total number of shares of NewDominion Common Stock issued and outstanding immediately prior to the Effective Time (including for these purposes the shares subject to NewDominion Exercisable Options and NewDominion Restricted Stock Awards, but excluding Excluded Shares and Appraisal Shares) (the “Cash Conversion Number”). All other shares of NewDominion Common Stock (including shares subject to NewDominion Exercisable Options and NewDominion Restricted Stock Awards, but excluding Excluded Shares and Appraisal Shares) shall be converted into the right to receive the Stock Consideration.
(b)    Promptly after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation among holders of NewDominion Common Stock, NewDominion Exercisable Options and NewDominion Restricted Stock Awards of rights to receive the Cash Consideration and the Stock Consideration as follows:
(i)    If the aggregate number of shares of NewDominion Common Stock (including for these purposes the shares subject to NewDominion Stock Exercisable and NewDominion Restricted Stock Awards) with respect to which Cash Elections shall have been made (the “Cash Election Number”) exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (A) the number of Cash Election Shares held by such holder by (B) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number (with the Exchange Agent to determine, consistent with this Section 2.9, whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and
(ii)    If the Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:
(1)    If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with this Section 2.9, whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or
(2)    If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with this Section 2.9, whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.
2.10    Election Procedures. Each holder of record of shares of NewDominion Common Stock, NewDominion Exercisable Options and NewDominion Restricted Stock Awards to be converted into the right to receive the Cash Consideration and/or the Stock Consideration in accordance with, and subject to, Sections 2.7 and 2.9 (a “Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:
(a)    Each Holder may specify in a request made in accordance with the provisions of this Section 2.10 (herein called an “Election”) (i) the number of shares of NewDominion Common Stock owned by such Holder (or subject to such NewDominion Exercisable Options and NewDominion Restricted Stock Awards) with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of NewDominion Common Stock owned by such Holder (or subject to such NewDominion Exercisable Options and NewDominion Restricted Stock Awards) with respect to which such Holder desires to make a Cash Election.
(b)    Parent shall prepare a form reasonably acceptable to NewDominion, including appropriate and customary transmittal materials in such form as prepared by Parent and reasonably acceptable to NewDominion (the “Form of Election”), so as to permit Holders to exercise their right to make an Election.
(c)    Parent (i) shall initially make available and mail the Form of Election not less than twenty (20) business days prior to the anticipated Election Deadline to Holders of record as of the business day prior to such mailing date, and (ii) following such mailing date, shall use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder, holder of NewDominion Exercisable Options or holder of NewDominion Restricted Stock Awards who requests such Form of Election prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period”.
(d)    Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election properly completed and signed (including duly executed transmittal materials included in the Form of Election) and accompanied by any Certificates representing all certificated shares to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date which the parties shall agree is as near as practicable to two (2) business days preceding the Closing Date. The Parties shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) business days before, and at least five (5) business days prior to, the Election Deadline.
(e)    Any Holder may, at any time during the Election Period, change or revoke his or her Election by written notice to the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. If any Election is not properly made with respect to any shares of NewDominion Common Stock or any shares subject to NewDominion Exercisable Options or NewDominion Restricted Stock (none of Parent, Park National, NewDominion nor the Exchange Agent being under any duty to notify any Holder of any such defect), such Election shall be deemed to be not in effect, and the shares of NewDominion Common Stock, or any shares subject to NewDominion Exercisable Options or NewDominion Restricted Stock, covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.
(f)    Any Holder may, at any time during the Election Period, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the parties that this Agreement has been terminated in accordance with the terms hereof.
(g)    Subject to the terms of this Agreement and the Form of Election, Parent, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (ii) the method of issuance and delivery of Parent Common Stock, either certificated or in book entry, into which shares of NewDominion Common Stock are converted in the Merger and (iii) the method of payment of cash for shares of NewDominion Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Parent Common Stock.
2.11    Exchange of NewDominion Common Stock.
(a)    Exchange Agent. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with Broadridge Corporate Issuer Solutions, Inc. or such other agent as mutually agreed upon by the parties (the “Exchange Agent”), for the benefit of the holders of shares of NewDominion Common Stock and for exchange in accordance with this ARTICLE II through the Exchange Agent, sufficient cash and Parent Common Stock to make all deliveries of cash and Parent Common Stock as required by this ARTICLE II, pursuant to an exchange agent agreement among Parent and the Exchange Agent (the “Exchange Agent Agreement”) in a form reasonably acceptable to Parent and NewDominion. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.11(c) and to make payments in lieu of fractional shares pursuant to Section 2.11(e). Any cash and Parent Common Stock deposited with the Exchange Agent (including as payment for any dividends or other distributions in accordance with Section 2.11(c) and fractional shares in accordance with Section 2.11(e)) shall hereinafter be referred to as the “Exchange Fund”. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of NewDominion Common Stock and NewDominion Equity Awards pursuant to this Agreement out of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, provided that no such investment or losses thereon shall affect the amount of

Merger Consideration payable to the holders of shares of NewDominion Common Stock or holders of NewDominion Equity Awards. Any interest and other income resulting from such investments shall be paid to Parent. Except as contemplated by this Agreement and the Exchange Agent Agreement, the Exchange Fund shall not be used for any other purpose.
(b)    Exchange Procedures. As promptly as practicable after the Effective Time and in no event more than 10 calendar days after the Effective Time, Parent shall instruct the Exchange Agent to mail to each record holder, as of the Effective Time, of an outstanding Certificate or Book Entry Share that immediately prior to the Effective Time represented shares of NewDominion Common Stock that has been converted at the Effective Time into the right to receive the applicable Merger Consideration pursuant to this Article II and that has not theretofore submitted its Certificates or Bank Entry Shares with a Form of Election (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the shares of NewDominion Common Stock shall pass, only upon proper delivery of the corresponding certificates (the “Certificates”) representing such shares to the Exchange Agent or receipt by the Exchange Agent of an “agent’s message” with respect to non-certificated shares represented by book entry (“Book Entry Shares”), and shall be in customary form as directed by Parent and reasonably acceptable to NewDominion), and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for the Merger Consideration payable in respect of the shares of NewDominion Common Stock represented thereby. Promptly after the Effective Time, upon surrender of Certificates or Book Entry Shares for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holders of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor, upon completion of the calculations required by Section 2.7(a), (A) shares of Parent Common Stock representing, in the aggregate, the Stock Consideration to which such holder of NewDominion Common Stock shall have become entitled to receive in accordance with, and subject to, Sections 2.7(a), 2.9 and 2.10 and/or (B) a check or wire of immediately available funds in the amount equal to the aggregate amount of cash that such holder has the right to receive in respect of (i) the Cash Consideration which such holder has the right to receive in respect of the surrendered Certificates or Book Entry Shares in accordance with, and subject to, Sections 2.7(a), 2.9 and 2.10, and (ii) dividends and other distributions pursuant to Section 2.11(c) and cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.11(e). No interest shall be paid or accrued on any Merger Consideration. The Exchange Agent and Parent, as the case may be, shall not be obligated to deliver certificated or book entry shares of Parent Common Stock and/or the Cash Consideration (or any cash in lieu of fractional shares) to which a holder of Parent Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificates or Book Entry Shares representing the shares of NewDominion Common Stock for exchange as provided in this Section 2.11, or an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be required in each case by Parent. In the event of a transfer of ownership of shares of NewDominion Common Stock which is not registered in the transfer records of NewDominion, the Merger Consideration payable in respect of such shares of NewDominion Common Stock may be paid to a transferee if the Certificate representing such shares of NewDominion Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.
(c)    Distributions with Respect to Unexchanged NewDominion Common Stock. No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificates or Book Entry Shares until the holder thereof shall surrender such Certificates or Book Entry Shares in accordance with this Article II. After the surrender of a Certificate or Book Entry Share in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the Stock Consideration which the shares of NewDominion Common Stock represented by such Certificate or Book Entry Share have been converted into the right to receive.
(d)    Further Rights in NewDominion Common Stock. The Merger Consideration issued upon conversion of a share of NewDominion Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.11(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such share of NewDominion Common Stock.
(e)    Fractional Shares. No certificates or scrip or Parent Common Stock representing fractional shares of Parent Common Stock or book entry credit of the same shall be issued upon the surrender for exchange of Certificates or Book Entry Shares, no dividend or other distribution, stock split or interest shall relate to any such fractional share and such fractional share shall not entitle the owner thereof to vote or to have any rights as a holder of any Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of NewDominion Common Stock exchanged in the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount, rounded to the nearest whole cent, equal to the product of (i) the Parent Share Signing Date Price and (ii) the fraction of a share of Parent Common Stock that such holder would otherwise be entitled to receive pursuant to Section 2.7 hereof.
(f)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of NewDominion Common Stock after one hundred eighty (180) days following the Effective Time shall be delivered to Parent upon demand and, from and after such delivery to Parent, any former holders of NewDominion Common Stock (other than Appraisal Shares) who have not theretofore complied with this ARTICLE II shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of NewDominion Common Stock. Any amounts remaining unclaimed by holders of shares of NewDominion Common Stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by Applicable Law, thereupon become the property of Parent free and clear of any Liens, claims or interest of any Person previously entitled thereto.
(g)    No Liability. Neither Parent, Park National nor Surviving Bank shall be liable to any holder of shares of NewDominion Common Stock for any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official or Governmental Authority in the reasonable belief that such delivery was required pursuant to any abandoned property, escheat or similar law.
(h)    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed in form and substance acceptable to Parent and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of NewDominion Common Stock represented by such Certificate.
(i)    Withholding. Each of Parent, Surviving Bank and the Exchange Agent shall be entitled to deduct and withhold from the applicable Merger Consideration, any cash in lieu of fractional shares of NewDominion Common Stock, any cash dividends or distributions payable pursuant to this Section 2.11 or any other cash amounts otherwise payable pursuant to this Agreement to any holder of NewDominion Common Stock or NewDominion Equity Awards such amounts as Parent, Surviving Bank or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, Surviving Bank or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of NewDominion Common Stock or NewDominion Equity Awards in respect of whom such deduction and withholding was made by Parent, the Surviving Bank or the Exchange Agent, as the case may be.
(j)    Book Entry. All shares of Parent Common Stock to be issued in the Merger shall be issued in book entry form, without physical certificates; provided that Parent may issue any of such shares in physical form at its sole discretion.
2.12    Certain Adjustments. If, after the date of this Agreement and at or prior to the Effective Time, the outstanding shares of Parent Common Stock or NewDominion Common Stock are changed into a different number of shares or type of securities by reason of any reclassification, recapitalization, split-up, stock split, subdivision, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon or rights issued in respect thereof with a record date within such period, or any similar event occurs, the Merger Consideration will be adjusted accordingly to provide to the holders thereof the same economic effect as contemplated by this Agreement prior to such adjustment event.

2.13    Transfer Books; No Further Ownership Rights in NewDominion Common Stock. At the Closing Date, the stock transfer books of NewDominion shall be closed and thereafter there shall be no further registration of transfers of shares of NewDominion Common Stock on the records of NewDominion, except for the cancellation of such shares in connection with the Merger. From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of NewDominion Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, bona fide Certificates are presented to Surviving Bank for any reason, they shall be canceled and exchanged for the Merger Consideration as provided in this ARTICLE II.
2.14    Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of NewDominion Common Stock issued and outstanding immediately prior to the Effective Time as to which the holder of such shares shall have (i) not voted in favor of the Merger nor consented thereto in writing, (ii) properly complied with the provisions of Article 13 of the NCBCA as to appraisal rights and any other Applicable Law and (iii) not effectively withdrawn or lost such holder’s rights to appraisal (each, an “Appraisal Share”), if any, shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 2.7, but instead at the Effective Time shall become the right to payment, solely from the Surviving Bank, of the fair value of such shares in accordance with the provisions of the NCBCA. At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist. Notwithstanding the foregoing, if any such holder (A) fails to perfect or otherwise shall waive, withdraw or lose the right to appraisal under the NCBCA, (B) fails to establish his entitlement to appraisal rights as provided in the NCBCA, or (C) fails to take any action the consequence of which is that such holder is not entitled to payment for his shares under the NCBCA or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the NCBCA, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under the NCBCA shall be forfeited and cease and if such forfeiture shall occur following the Closing Date, each of such holder’s Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive, without interest thereon, the Merger Consideration pursuant to Section 2.7. NewDominion shall deliver prompt notice to Parent and Park National of any demands for appraisal of any shares of NewDominion Common Stock and provide Parent and Park National with the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the NCBCA. Prior to the Effective Time, NewDominion shall not, without the prior written consent of Parent and Park National, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.
2.15    Proxy and Registration Statement. As promptly as reasonably practicable following the date of this Agreement, Parent and NewDominion shall prepare the Registration Statement on Form S-4 or other applicable form, which Parent shall file with the SEC and will include the Proxy Statement/Prospectus. Each of Parent and NewDominion shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. NewDominion will cause the Proxy Statement/Prospectus to be mailed to NewDominion Shareholders as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state securities laws in connection with the issuance and reservation of Parent Common Stock in the Merger, and NewDominion shall furnish all information concerning NewDominion and the holders of NewDominion Common Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. Parent will advise NewDominion promptly after it receives oral or written notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or NewDominion, or any of their respective affiliates, officers or directors, is discovered by Parent or NewDominion which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to NewDominion Shareholders.
2.16    NewDominion Shareholders Meetings.
(a)    NewDominion shall take all action necessary in accordance with applicable laws and NewDominion’s current articles of incorporation and bylaws to duly give notice of, convene and hold a meeting of its shareholders (the “NewDominion Shareholders’ Meeting”), to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, for the purposes of obtaining the approval of NewDominion Shareholders to adopt this Agreement. The Board of Directors of NewDominion has resolved to recommend to NewDominion Shareholders that they approve this Agreement and NewDominion shall, acting through its Board of Directors, (x) recommend that NewDominion Shareholders adopt this Agreement (the “NewDominion Recommendation”), (y) include the NewDominion Recommendation in the Proxy Statement/Prospectus and (z) use reasonable best efforts to solicit from NewDominion Shareholders proxies in favor of the adoption of this Agreement, including by communicating to NewDominion Shareholders the recommendation of the Board of Directors of NewDominion that they approve this Agreement, and to take all other action necessary or advisable to secure the vote or consent of NewDominion Shareholders required by Applicable Law to obtain such approvals, except to the extent NewDominion’s Board of Directors has made an Adverse Recommendation Change (as defined below) in accordance with the terms of this Agreement. NewDominion agrees that it has an unqualified obligation to submit this Agreement to NewDominion Shareholders at the NewDominion Shareholders’ Meeting, including after any Adverse Recommendation Change.

(b)    Neither NewDominion’s Board of Directors nor any committee thereof shall, except as expressly permitted by this Section, (x) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Parent or Park National, the NewDominion Recommendation (an “Adverse Recommendation Change”) or (y) approve or recommend, or propose to approve or recommend, any Acquisition Proposal. Notwithstanding the foregoing, NewDominion’s Board of Directors may submit this Agreement to its shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of NewDominion may communicate the basis for its lack of a recommendation to the shareholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by law, if and only if:
(i)    NewDominion’s Board of Directors determines in good faith, based upon a written legal opinion of its outside legal counsel and a fairness opinion from an independent financial advisor, in both cases, from firms of national stature, that it has received an unsolicited bona fide Acquisition Proposal (that did not result from a breach of Section 5.8) that is a Superior Proposal and such Superior Proposal has not been withdrawn;
(ii)    NewDominion’s Board of Directors determines in good faith, based upon a written legal opinion of such outside legal counsel, that a failure to accept such Superior Proposal would result in NewDominion’s Board of Directors breaching its fiduciary duties to NewDominion and its Shareholders under Applicable Law;
(iii)    NewDominion’s Board of Directors provides written notice (a “Notice of Recommendation Change”) to Parent and Park National of its receipt of the Superior Proposal and its intent to withdraw the NewDominion Recommendation on the fifth Business Day following delivery of such notice, which notice shall specify in reasonable detail the material terms and conditions of the Superior Proposal (and include a copy thereof with all accompanying documentation, legal opinions and fairness opinions) and identifying the Person or Persons making such Superior Proposal (it being understood that any amendment to any material term of such Acquisition Proposal shall require a new Notice of Recommendation Change, except that, in such case, the five Business Day period referred to in this clause (iii) and in clauses (iv) and (v) shall be reduced to three Business Days following the giving of such new Notice of Recommendation Change);
(iv)    after providing such Notice of Recommendation Change, NewDominion shall negotiate in good faith with Parent and Park National (if requested by Parent or Park National) and provide Parent and Park National reasonable opportunity during the subsequent five (or three, as applicable) Business Day period to make such adjustments in the terms and conditions of this Agreement as would enable NewDominion’s Board of Directors to proceed without an Adverse Recommendation Change; provided, however, that (a) Parent and Park National shall not be required to propose any such adjustments, and (ii) no Adverse Recommendation Change shall be made by NewDominion’s Board of Directors nor any committee thereof if Parent and Park National shall have offered to adjust, modify or amend the terms of this Agreement to provide for substantially identical terms and conditions as Superior Proposal; and
(v)    NewDominion’s Board of Directors, following such five (or three, as applicable) Business Day period, again determines in good faith, based upon a written legal opinion of such outside legal counsel and a fairness opinion from such independent financial advisor, that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would violate their fiduciary duties to NewDominion and the NewDominion Shareholders under Applicable Law.
2.17    Closing Deliveries by NewDominion. At the Closing, NewDominion shall deliver or cause to be delivered to Parent and Park National:
(a)    a certificate of the Secretary of NewDominion, dated as of the Closing Date, certifying to: (i) the charter documents of NewDominion; (ii) resolutions of the Board of Directors of NewDominion approving the Merger and the execution, delivery and performance of this Agreement; (iii) incumbency and signatures of the officers of NewDominion executing this Agreement and any other certificate or document delivered by NewDominion in connection with this Agreement and (iv) action by NewDominion Shareholders holding the requisite voting power under its Charter Documents and Applicable Law approving the Merger and the execution, delivery and performance of this Agreement;
(b)    a certificate, dated as of the Closing Date and signed by a duly authorized officer of NewDominion, certifying that each of the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied;
(c)    a certificate that satisfies the requirements of Treasury Regulations Section 1.1445-2(c)(3), duly executed by an authorized officer of NewDominion, confirming that NewDominion is not and has never been a United States real property holding corporation;
(d)    each Option Cancellation Agreement duly executed by NewDominion and each holder of NewDominion Exercisable Options granted pursuant to the NewDominion Employee Stock Option Plans; and
(e)    such other documents as Parent and Park National reasonably deem necessary or appropriate to consummate the transactions contemplated by this Agreement.
2.18    Closing Deliveries by Parent and Park National. At the Closing, Parent and Park National shall deliver or cause to be delivered to NewDominion:

(a)    evidence reasonably satisfactory to NewDominion of the payment of the Merger Consideration to the Exchange Agent;
(b)    a certificate of the Secretary of each of Parent and Park National, dated as of the Closing Date, certifying to the: (i) resolutions of the Board of Directors of Parent and Park National, as applicable, approving the Merger and the execution, delivery and performance of this Agreement; and (ii) incumbency and signatures of the officers of Parent and Park National executing this Agreement and any other certificate or document delivered by Parent and Park National in connection with this Agreement;
(c)    a certificate, dated as of the Closing Date and signed by a duly authorized officer of each of Parent and Park National, that each of the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied;
(d)    such other documents as NewDominion reasonably deems necessary or appropriate to consummate the transactions contemplated by this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF NEWDOMINION
NewDominion hereby makes the following representations and warranties to Parent and Park National, as of the date of this Agreement and as of the Closing (except to the extent made only as of a specified date, in which case as of such date), except as set forth in the written disclosure schedule delivered by NewDominion to Parent and Park National (the “NewDominion Disclosure Schedule”). Such NewDominion Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this ARTICLE III, and the disclosures in any section or subsection of the NewDominion Disclosure Schedule shall qualify other sections and subsections in this ARTICLE III only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.
3.1    Organization.
(a)    NewDominion is a North Carolina banking corporation (i) duly organized, validly existing and in good standing under the laws of the State of North Carolina, (ii) with all requisite power and authority to own and operate its properties and to carry on its business as presently conducted, and (iii) duly qualified and in good standing in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect. True, complete and correct copies of the Charter Documents of NewDominion, as in effect as of the date of this Agreement, have previously been made available to Parent and Park National.
3.2    Authority; Binding Nature.
(a)    NewDominion has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by NewDominion of this Agreement and the consummation by NewDominion of the transactions contemplated by this Agreement, have been duly and validly approved by the Board of Directors of NewDominion. Subject to the NewDominion Shareholders’ approval as contemplated by Section 6.2(c), no other corporate proceedings on the part of NewDominion are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by NewDominion and constitutes (assuming due authorization, execution and delivery by Parent and Park National) the legal, valid and binding obligations of NewDominion enforceable against NewDominion in accordance with its terms, except as such enforceability may be limited by the appointment of a conservator or receiver, bankruptcy, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).
(b)    NewDominion and its Subsidiaries have taken all action required to be taken by them in order to exempt this Agreement and the transactions contemplated hereby from the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “shareholder protection,” “anti-greenmail,” “business combination” or other antitakeover Laws of the State of North Carolina to the extent such antitakeover Laws are applicable to the transactions contemplated by this Agreement. NewDominion and its Subsidiaries have taken all action required to be taken by it or its Subsidiaries in order to make this Agreement and the transactions contemplated hereby comply with, and the transactions contemplated hereby do comply with, the requirements of any provisions of their respective Charter Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.
3.3    No Conflicts. The execution, delivery and performance of this Agreement by NewDominion, and the consummation of the transactions contemplated hereby, do not and will not (a) conflict with, or result in a breach or violation of or default under, any terms or conditions of the Charter Documents of NewDominion or any of its Subsidiaries, (b) assuming that the consents and approvals referred to in Section 3.4 hereof are duly obtained, (x) conflict with or violate in any material respect any Applicable Law as to NewDominion or any of its Subsidiaries, (y) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to any Material Contract, or by which any of their respective assets or properties may be bound, or (z) result in the creation or imposition of any Lien on any of the assets of NewDominion or its Subsidiaries.
3.4    Consents and Approvals. Other than (i) the Regulatory Approvals, (ii) the approval by NewDominion Shareholders of the Merger and the execution, delivery and performance of this Agreement, and (iii) and such other filings, authorizations, consents, notices or approvals as may be set forth on Schedule 3.4 of the NewDominion Disclosure Schedule, no consents, approvals, authorizations or other actions by, or filings with or notifications to, any Person or any Governmental Authority on the part of NewDominion is required in connection with the execution, delivery and performance by NewDominion of this Agreement, and the consummation of the transactions contemplated hereby. NewDominion is unaware of any facts or circumstances which might prevent NewDominion from obtaining or effecting any of the authorizations, consents or approvals provided for in subsections (i), (ii) or (iii) of this paragraph.
3.5    Regulatory Matters. NewDominion and each of its Subsidiaries has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2015 with (i) the FDIC; (ii) the North Carolina Commissioner of Banks and any predecessor agency; (iii) any other applicable bank regulatory agencies and (iv) any other applicable Governmental Authority and have paid all applicable fees, premiums and assessments due and payable thereto. Each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with Applicable Law. Neither NewDominion nor any of its Subsidiaries is subject to any cease-and-desist or other formal or informal order or enforcement action issued by, or is a party to any written agreement, consent agreement, operating agreement or memorandum of understanding with, or is a party to any commitment letter, regulatory directive or similar undertaking with, or is subject to any capital directive by, or since January 1, 2015, has been ordered to pay any civil money penalty by, or since January 1, 2015, has been the recipient of any supervisory letter from, or has adopted any board resolutions at the request of, any Regulatory Agency or other Governmental Authority of any kind (each, a “NewDominion Regulatory Agreement”), nor has NewDominion or any of its Subsidiaries been advised since January 1, 2015 by any Regulatory Agency or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such NewDominion Regulatory Agreement. There is no material unresolved written violation, criticism, comment or exception by any Regulatory Agency or other Governmental Authority relating to NewDominion or any of its Subsidiaries. No Regulatory Agency has initiated or has pending any proceeding or, to NewDominion's Knowledge, investigation into the business or operations of NewDominion or any of its Subsidiaries since January 1, 2015, and there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of NewDominion or any of its Subsidiaries since January 1, 2015, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NewDominion. NewDominion is not aware of any reason why all required Regulatory Approvals would not be received on a timely basis without undue delay and without the imposition of any Materially Burdensome Regulatory Condition as described in the proviso to Section 5.2(a)(i).
3.6    Capitalization.
(a)    The authorized capital stock of NewDominion consists of (i) 140,000,000 common shares, $0.25 par value per share, including (x) 100,000,000 voting common shares, 37,548,301 of which are issued and outstanding (including 616,878 shares issued in respect of NewDominion Restricted Stock Awards) and of which no shares are held in treasury, and (y) 40,000,000 non-voting common shares, 38,272,962 of which are issued and outstanding, and of which no shares are held in treasury and (ii) 30,000,000 preferred shares, without par value, none of which are issued and outstanding. The above common shares (the “Shares”) constitute all of the issued and outstanding capital stock of NewDominion as of the date of this agreement. The Shares have been duly authorized, validly issued and are fully paid and nonassessable. None of the Shares have been issued or disposed of in violation of any preemptive rights of any Person. As of the date of this Agreement, 2,746,492 Shares were reserved for issuance upon the exercise of outstanding NewDominion Stock Options and 2,522,061 Shares were available for future grants of stock options under NewDominion Stock Plans. NewDominion has furnished to Parent and Park National a true, complete copy of any NewDominion Stock Plan, and Schedule 3.6(a) of the NewDominion Disclosure Schedule sets forth a complete and accurate list of all participants in any such NewDominion Stock Plan as of the date hereof and identifies the number of Shares subject to NewDominion Stock Plans held by each participant therein, the exercise price or prices of any NewDominion Stock Equity Award, if applicable, and the dates each NewDominion Equity Award was granted, becomes exercisable (if applicable) and expires (if applicable). Except as disclosed in Schedule 3.6(a) of the NewDominion Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of NewDominion or any of its Subsidiaries are issued or outstanding. NewDominion has not elected to defer interest payments with respect to any trust preferred securities or related debentures issued by it or any of its affiliates.
(b)    Except as disclosed in Schedule 3.6(b) of the NewDominion Disclosure Schedule, there are no outstanding (i) rights, plans, options, warrants, calls, conversion rights or any agreements, arrangements or commitments of any kind or character (either firm or conditional) obligating NewDominion or any of its Affiliates to issue, deliver or sell, or cause to be delivered or sold, any capital stock of NewDominion, or any securities exchangeable for or convertible into the capital stock of NewDominion, (ii) contractual obligations of NewDominion or any of its Affiliates, or rights of a Person, to repurchase, redeem or otherwise acquire any shares of capital stock of NewDominion or its Subsidiaries, or (iii) proxies, voting agreements (except for the Voting and Support Agreements), voting trusts, preemptive rights, rights of first refusal, rights of first offer, rights of co-sale or tag-along rights, shareholder agreements or other rights, understandings or arrangements regarding the voting or disposition of the Shares. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the holders of capital stock may vote have been issued by NewDominion and are outstanding.
(c)    No Subsidiary of NewDominion owns any capital stock of NewDominion.
3.7    Deposits. The deposit accounts of NewDominion are insured by the FDIC to the fullest extent permitted by Applicable Law, and all premiums and assessments required to be paid in connection therewith have been duly, timely and fully paid. All interest has been properly accrued on the deposit accounts of NewDominion, and NewDominion’s records accurately reflect such accrual of interest. Except as disclosed on Schedule 3.7 of the NewDominion Disclosure Schedule, the deposit accounts of NewDominion have been originated and administered in accordance with the terms of the respective governing documents and in compliance with all Applicable Laws. NewDominion has not received written notice of any loss or potential loss of any material business or customers related to the deposit accounts of NewDominion. There is no action by the FDIC to terminate NewDominion’s deposit insurance and NewDominion has not received any written claim or notice threatening action alleging any of the foregoing.
3.8    Subsidiaries.
(a)    Schedule 3.8(a) of the NewDominion Disclosure Schedule sets forth a true and complete list of each Subsidiary of NewDominion. Each Subsidiary of NewDominion is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as applicable.
(b)    Other than as set forth on Schedule 3.8(b) of the NewDominion Disclosure Schedule, there are no corporations, partnerships, limited liability companies, associations or other entities in which NewDominion owns any equity or other interest. All outstanding shares or ownership interests of NewDominion’s Subsidiaries are validly issued, fully paid and nonassessable and owned by NewDominion free and clear of any Liens other than Permitted Liens.
3.9    Financial Information.
(a)    Copies of (i) NewDominion’s consolidated audited financial statements including the financial information of NewDominion as of December 31, 2016 and 2015 and the related statements of operations and changes in shareholders’ equity and cash flows for the years then ended (the “Audited Financial Statements”), and unaudited financial statements including the balance sheet of NewDominion as of December 31, 2017 and the related statements of operations and changes in shareholders’ equity and cash flows for the 12 month period then ended (the “Interim Financial Statements”) and (ii) the Consolidated Reports of Condition and Income of NewDominion that were filed by NewDominion in 2017 and 2016 that are publicly available (“Call Reports”) ((i) and (ii) collectively, the “Financial Statements”) have previously been made available to Parent and Park National. The balance sheet of NewDominion as of December 31, 2016 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.” The balance sheet of NewDominion as of December 31, 2017 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date.”
(b)    Subject to the assumptions and qualifications set forth therein, the Financial Statements, when read together, present fairly, in all material respects, the financial position of NewDominion, at their dates and the results of operations and changes in shareholders’ equity of NewDominion for the periods indicated, and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby. All Call Reports required to be filed by NewDominion within the twenty four (24) months preceding the date hereof have been filed on a timely basis. As of their respective filing dates, the Call Reports complied in all material respects with all statutes and applicable rules and regulations of any applicable governmental agency or body, as the case may be.
(c)    Except as set forth in the Financial Statements or on any schedules hereto, NewDominion is not liable upon or with respect to, or obligated in any other way to provide funds in respect of or to guarantee or assume in any manner, any debt, obligation or dividend of any Person (other than debts or obligations of NewDominion). NewDominion is not currently liable for, or obligated to pay, any deferred purchase price amount arising from the acquisition of the equity or assets of a Person.
(d)    The records, systems, controls, data and information of NewDominion and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and control of NewDominion or its Subsidiaries or accountants (including all means of access thereto and therefrom). NewDominion and its Subsidiaries have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with its management’s general or specific authorizations and (ii) transactions are recorded in conformity with GAAP and Applicable Law. None of NewDominion, or its Subsidiaries, or to the knowledge of NewDominion, any director, officer, employee, agent or other person acting on behalf of NewDominion or any of its Subsidiaries has made any fraudulent entry on the books or records of NewDominion or any of its Subsidiaries. Neither of NewDominion nor any of its Subsidiaries nor, to NewDominion’s Knowledge, any director, senior executive officer, or auditor independent accountant of NewDominion or its Subsidiaries, has received written notice or otherwise obtained actual knowledge of any material weakness regarding the accounting or auditing practices, procedures or methods of NewDominion or any Subsidiary of NewDominion or their respective internal accounting controls.
(e)    NewDominion and its Subsidiaries have (i) implemented and at all times maintained disclosure controls and procedures to ensure that material information relating to NewDominion and its Subsidiaries is made known to the chief executive officer and the chief financial officer of NewDominion by others within those entities, and (ii) disclosed, based on the most recent evaluation prior to the date of this Agreement, to NewDominion’s outside auditors and the audit committee of NewDominion’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect NewDominion’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in NewDominion’s internal controls over financial reporting.
3.10    Disclosure. No representation or warranty contained in this Agreement, and no statement contained in any certificate, list or other writing, including but not necessarily limited to the NewDominion Disclosure Schedule, furnished to Parent or Park National pursuant to the provisions hereof contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which such statements were made, not misleading.
3.11    Ordinary Course; Lack of Material Adverse Change. From the Balance Sheet Date through the Closing Date, except as reflected in the Interim Financial Statements or as set forth in Schedule 3.11 of the NewDominion Disclosure Schedule, NewDominion has operated only in the ordinary course of business consistent with past practice, and there has not been any Material Adverse Change in NewDominion. There has been no action taken by NewDominion or any of its Subsidiaries during the period from the Balance Sheet Date through the date of this Agreement that would have required Parent and Park National’s consent if NewDominion had been subject to Section 5.1 at such time.
3.12    No Undisclosed Liabilities. Neither NewDominion nor its Subsidiaries has any material liability or obligation (whether absolute, accrued, contingent or otherwise), except for (i) those liabilities that are reflected or reserved against on the Financial Statements (including any notes thereto), (ii) those liabilities incurred in the ordinary course of business consistent with past practice from the Balance Sheet Date through the date of this Agreement, (iii) those liabilities incurred in connection with this Agreement and the transactions contemplated hereby and (iv) those liabilities and obligations, if any, set forth in Schedule 3.12 of the NewDominion Disclosure Schedule.
3.13    Taxes.
(a)    (i) All federal and state Tax Returns and all other material Tax Returns that were or are required to be filed on or before the Closing Date by NewDominion or its Subsidiaries have been or will be filed on or before the Closing Date, and all such Tax Returns are or will be true, correct and complete in all material respects and were prepared in substantial compliance with all Applicable Laws; provided, however, that regardless of what may be reported on any such Tax Returns, NewDominion makes no representation or warranty regarding the amount of any net operating losses, Tax credit, or charitable contribution carryovers that are available to it or have been reported by NewDominion for any federal, state or other Tax purposes, NewDominion makes no representation or warranty regarding any limitation on use of any of its net operating losses, Tax credits, or charitable contribution carryovers that might apply or arise under Code Sections 382 or 383 or other Applicable Laws in each case by reason of the Merger, and Schedule 3.13(a) of the NewDominion Disclosure Schedule lists, to NewDominion's Knowledge, the limitations on use of NewDominion 's existing net operating losses under Code Section 382 that apply as of the date of this Agreement; (ii) all Taxes due and owing by NewDominion or its Subsidiaries (whether or not shown on the Tax Returns referred to in clause (i)) have been or will be paid in full on or before the Closing Date; (iii) all deficiencies asserted in writing or assessments made in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (i) have been or will be timely paid in full on or before the Closing Date; and (iv) no issues that have been raised in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (i) are pending as of the date of this Agreement, or, if pending, have been specifically identified by NewDominion to Parent and Park National and adequately reserved for in the Financial Statements. Neither NewDominion nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.
(b)    Neither NewDominion nor its Subsidiaries expects any authority to assess any material additional Taxes for any periods for which a Tax Return has been filed. No federal, state, local or non-U.S. Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to NewDominion or any of its Subsidiaries. Neither NewDominion nor its Subsidiaries has received from any federal, state, local or non-U.S. taxing authority (including jurisdictions where NewDominion or its Subsidiaries have not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any taxing authority against NewDominion or any of its Subsidiaries. Schedule 3.13(b) of the NewDominion Disclosure Schedule lists all Tax Returns filed by NewDominion and its Subsidiaries for taxable periods ended on or after December 31, 2015, indicates those Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of audit. Parent and Park National have received correct and complete copies of all material federal and state Tax Returns, or been provided access to correct and complete copies of all such Tax Returns, filed by NewDominion for taxable periods ended on or after December 31, 2015, and have received all examination reports and statements of deficiencies related to federal and state income Tax assessed against or agreed to by NewDominion with respect to those taxable periods.
(c)    There are no Liens on NewDominion’s or any of its Subsidiaries’ assets that arose in connection with any failure (or alleged failure) to pay any Tax other than Liens for Taxes not yet due and payable or which the validity thereof is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP in the NewDominion Financial Statements.
(d)    Neither NewDominion nor any of its Subsidiaries has waived any statute of limitations in respect of income Taxes or agreed to any extension of time with respect to an income Tax assessment or deficiency.
(e)    NewDominion and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owning to any employee, independent contractor, creditor, shareholder or other third party.
(f)    Except as listed on Schedule 3.13(f) of the NewDominion Disclosure Schedule, neither NewDominion nor any of its Subsidiaries is (or has been) a party to any Tax allocation or sharing agreement. Neither NewDominion nor any of its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated federal Tax Return (other than a group the common parent of which was NewDominion); or (ii) has any liability for Taxes of any Person (other than NewDominion or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law) as a transferee, successor, by contract or otherwise. Any Tax allocation or sharing agreement that is listed on Schedule 3.13(f) of the NewDominion Disclosure Schedule will be terminated as of the day of the Effective Time and will have no further effect for any taxable year (whether the current year, a future year or a past year). As of the Closing Date, NewDominion and its Subsidiaries shall have no further liability or claim under such Tax allocation or sharing agreements.

(g)    Except as listed on Schedule 3.13(g) of the NewDominion Disclosure Schedule, there are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which NewDominion or any Subsidiary of NewDominion is a party and that could be treated as a partnership for federal income Tax purposes.
(h)    Neither NewDominion nor any Subsidiary of NewDominion has, nor has it ever had, a “permanent establishment” in any foreign country, as such term is defined in any applicable Tax treaty or convention between the United States and such foreign country, nor has it otherwise taken steps that have exposed, or will expose, it to the taxing jurisdiction of a foreign country.
(i)    No written claim has been made in the last five (5) years by a taxing authority in a jurisdiction where NewDominion or any Subsidiary of NewDominion does not file Tax Returns that NewDominion (or such Subsidiary) is or may be subject to taxation by that jurisdiction nor is there any factual or legal basis for any such claim.
(j)    Neither NewDominion nor any Subsidiary of NewDominion has distributed stock of another corporation, or had its stock distributed by another corporation, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.
(k)    Neither NewDominion nor any Subsidiary of NewDominion is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(l)    Neither NewDominion nor any Subsidiary of NewDominion participates in or cooperates with (or has at any time participated in or cooperated with) an international boycott within the meaning of Section 999 of the Code.
(m)    Neither NewDominion nor any Subsidiary of NewDominion has engaged in any transaction that, as of the date hereof, is a “listed transaction” under Treasury Regulations Section 1.6011-4(b)(2). NewDominion and each Subsidiary of NewDominion have disclosed in their Tax Returns all information required by the provisions of the Treasury Regulations issued under Section 6011 of the Code with respect to any “reportable transaction” as that term is defined in Section 6707A(c) of the Code.
(n)    No gain recognition agreements have been entered into by either NewDominion or any Subsidiary of NewDominion, and, except as listed on Schedule 3.13(n) of the NewDominion Disclosure Schedule, neither NewDominion nor any of its Subsidiaries has obtained a private letter ruling or closing agreements from the IRS (or any comparable ruling from any other taxing authority).
(o)    Neither NewDominion nor any Subsidiary of NewDominion is or has at any time been (i) a “controlled foreign corporation” as defined by Section 957 of the Code; (ii) a “personal holding company” as that term has been defined from time to time in Section 542 of the Code; (iii) a “passive foreign investment company” nor has NewDominion or any

Subsidiary at any time held directly, indirectly, or constructively shares of any “passive foreign investment company” as that term has been defined from time to time in Sections 1296 or 1297 of the Code.
(p)    NewDominion and each Subsidiary of NewDominion is in full compliance with all the terms and conditions of any Tax exemption or other Tax reduction agreement or order of a foreign or state government, and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption or other Tax reduction agreement or order.
(q)    Except as listed on Schedule 3.13(q) of the NewDominion Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in the payment of any amount for which a deduction would be disallowed by reason of Sections 280G (as determined without regard to Section 280G(b)(4)) (or any corresponding provision of state, local or non-U.S. Tax law), 162 (other than 162(a)), or 404 of the Code.
(r)    Neither NewDominion nor any Subsidiary of NewDominion has been, nor will any of them be, required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the day of the Effective Time (i) pursuant to Sections 481 or 263A of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions, events, or accounting methods employed prior to the Merger, (ii) as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, or (iii) as a result of any prepaid amount received on or prior to the day of the Effective Time; (iv) as a result of an election under Section 108(i) of the Code; or (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law).
(s)    NewDominion and its Subsidiaries have complied in all material respects with all applicable unclaimed property Laws. Without limiting the generality of the foregoing, NewDominion and each Subsidiary of NewDominion has established and followed procedures to identify any unclaimed property and, to the extent required by Applicable Law, remit such unclaimed property to the applicable Governmental Authority. NewDominion’s and each Subsidiary’s records are adequate to permit a Governmental Authority or other outside auditor to confirm the foregoing representations.
(t)    All transactions for taxable years for which the statute of limitations is still open (including but not limited to sales of goods, loans, and provision of services) between (i) NewDominion or any Subsidiary of NewDominion and (ii) any other Person that is controlled directly or indirectly by NewDominion (within the meaning of Section 482 of the Code) were effected on arm’s-length terms and for fair market value consideration.
(u)    The unpaid Taxes of NewDominion and each Subsidiary (i) did not, as of December 31, 2017, exceed the reserve for Tax liability (other than any reserve for deferred

Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Balance Sheet (rather than in any notes thereto) and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of NewDominion and each Subsidiary of NewDominion in filing its Tax Returns. Since the date of the Interim Balance Sheet, neither NewDominion nor any Subsidiary of NewDominion has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.
(v)    NewDominion operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulations Section 1.368-1(d).
(w)    NewDominion has provided or made available to the Parent and Park National all of NewDominion’s and its Subsidiaries’ books and records with respect to Tax matters pertinent to NewDominion or its Subsidiaries relating to any Tax periods commencing on or before the Closing Date including but not limited to all Tax opinions relating to and in the audit files of NewDominion or its Subsidiaries.
(x)    Schedule 3.13(x) of the NewDominion Disclosure Schedule sets forth, to the Knowledge of NewDominion, the following information with respect to NewDominion and each of its Subsidiaries as of the most recent practicable date and on an estimated pro forma basis as of the Closing Date giving effect to the consummation of the transaction contemplated by this Agreement: (i) the basis of NewDominion and its Subsidiaries in its assets; (ii) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax credit, or excess charitable contribution allocation to NewDominion or its Subsidiaries; and (iii) the amount of any deferred gain or loss allocation to NewDominion or its Subsidiaries arising out of any intercompany transaction.
3.14    Title to Assets; Real Property.
(a)    Except as set forth on Schedule 3.14(a) of the NewDominion Disclosure Schedule, as of the date of this Agreement, NewDominion or one of its Subsidiaries has, and as of the Closing, NewDominion or one of its Subsidiaries will have good and marketable title or a valid leasehold interest in, easement or right to use all of its assets and properties, including those reflected on the Interim Balance Sheet as being owned or leased, as applicable (except for assets sold or otherwise disposed of or leases that have expired since the Interim Balance Sheet Date in the ordinary course of business), and none of such properties or assets is subject to any Liens other than Permitted Liens. All such properties and assets are in good operating condition and repair, ordinary wear and tear excepted, and, in all material respects, are fit for the uses to which they are being put.
(b)    Schedule 3.14(b) of the NewDominion Disclosure Schedule sets forth a true, correct and complete list of all real property owned by NewDominion or one of its Subsidiaries other than “real estate owned” (the “OREO”) acquired as a result of debts previously contracted which are not used for the operations of NewDominion (together with any buildings, structures, fixtures or other improvements thereon, the “Owned Real Property”).
(c)    Schedule 3.14(c) of the NewDominion Disclosure Schedule sets forth a true, correct and complete list of all leases pursuant to which NewDominion or one of its Subsidiaries is a lessee or lessor (the “Leases”) of any real property (together with any buildings, structures, fixtures or other improvements thereon, the “Leased Property” and, together with the Owned Real Property, the “Real Property”). All such Leases are valid, legally binding, in full force and effect, and enforceable in accordance with their terms, subject to the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity. Other than as set forth on Schedule 3.14(c) of the NewDominion Disclosure Schedule, there is not under any of the Leases: (i) any default by NewDominion or its Subsidiaries or any claim of default which with notice or lapse of time, or both, would constitute a default; or (ii) to NewDominion’s Knowledge, any default or claim of default against any lessor to or lessee of NewDominion or its Subsidiaries, or any event of default or event which with notice or lapse of time, or both, would constitute a default by any such lessor or lessee. The consummation of the transactions contemplated hereby will not result in a breach or default under any of the Leases, and, except as set forth on Schedule 3.14(c) of the NewDominion Disclosure Schedule and specifically identified as such, no consent of or notice to any third party is required as a consequence thereof. NewDominion has made available to Parent and Park National true, correct and complete copies of the Leases, and no Lease has been modified in any respect since the date it was made available. Except as set forth on Schedule 3.14(c) of the NewDominion Disclosure Schedule, none of the property subject to a Lease is subject to any sublease, license or other agreement granting to any person any right to the use, occupancy or enjoyment of such property or any portion thereof. Neither NewDominion nor any of its Subsidiaries has received written notice that the landlord with respect to any real property lease would refuse to renew such lease upon expiration of the period thereof upon substantially the same terms, except for rent increases consistent with past experience or market rentals.
3.15    Litigation; Orders.
(a)    Except as set forth on Schedule 3.15(a) of the NewDominion Disclosure Schedule, there is no Proceeding pending or, to NewDominion’s Knowledge, threatened either (i) against NewDominion or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.
(b)    Except as set forth on Schedule 3.15(b) of the NewDominion Disclosure Schedule, there is no Order either (i) outstanding against NewDominion or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii)

seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.
(c)    To NewDominion’s Knowledge, no event has occurred or circumstance exists that could reasonably be expected to give rise to or serve as a basis for the commencement of any material Proceeding against NewDominion or any of its Subsidiaries.
3.16    Compliance.
(a)    NewDominion and each of its Subsidiaries are, and at all times have been, in compliance in all material respects with all Applicable Laws and Orders, including, but not limited to, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.
(b)    NewDominion and each of its Subsidiaries hold, and have at all times since January 1, 2015 held, all licenses, franchises, Permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, Permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on NewDominion, and, to the knowledge of NewDominion, no suspension or cancellation of any such necessary license, franchise, Permit or authorization is threatened.
(c)    Neither NewDominion nor any of its Subsidiaries is in default under or in violation of any term or provision of (i) its Charter Documents, (ii) Material Contract or (iii) any material Permit which it holds.
(d)    NewDominion has implemented one or more formal codes addressing each of ethics, personal trading policies, conflicts of interest policies, customer privacy policies, anti-money laundering policies, fair lending policies, vendor risk management policies, policies related to compliance with the Foreign Corrupt Practices Act of 1977 and other material policies as may be required by any Applicable Law for itself and its Subsidiaries, and a complete and correct copy of each such policy has been made available to Parent and

Park National. Such policies comply in all material respects with the requirements of any Laws applicable thereto.
3.17    Loans.
(a)    Each loan, revolving credit facility, letter of credit or other extension of credit (including guarantees) or commitment to extend credit originated or acquired by NewDominion and its Subsidiaries (collectively, “Loans”) (i) complies in all material respects with all Applicable Laws, (ii) has been made, entered into or acquired by NewDominion or one of its Subsidiaries in accordance with customary Board of Directors-approved loan policies, (iii) is evidenced by promissory notes or other evidences of indebtedness, which are true, genuine and what they purport to be, and which, together with all security agreements and guarantees, constitute a valid and legally binding obligation of the obligor named therein, and as applicable, NewDominion or one of its Subsidiaries and are enforceable in accordance with their terms, (iv) is in full force and effect, and (v) to NewDominion’s Knowledge, is not subject to any offset, recoupment, adjustment or any other valid or cognizable claim or defense by the applicable borrower; provided that the enforcement of each of (iii) and (v) above may be limited by the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity. None of the rights or remedies under the documentation relating to the Loans has been amended, modified, waived, subordinated or otherwise altered by NewDominion, except as evidenced by a written instrument which is a part of the file with respect to such Loans made available to Parent and Park National and was entered into by NewDominion in good faith and in its ordinary course of business. For purposes of this Section 3.17(a), the phrase “enforceable in accordance with its terms” as it relates to a Loan does not mean that the borrower has the financial ability to repay a Loan or that any collateral is sufficient to result in payment of the Loan secured thereby.
(b)    NewDominion has previously disclosed a complete and correct list of all Loans that, as of the Interim Balance Sheet Date (i) are contractually past due 90 days or more in the payment of principal and/or interest, (ii) are on nonaccrual status or (iii) are classified as “Watch List,” “Special Mention,” “Substandard,” “Doubtful” or “Loss,” (or words of similar import) together with the principal amount on each such Loan and the identity of the obligor thereunder. Schedule 3.17(b) of the NewDominion Disclosure Schedule sets forth a complete list of other real estate owned, acquired by foreclosure or by deed in-lieu thereof and owned by NewDominion or its Subsidiaries as of the Interim Balance Sheet Date, including the book value thereof. True, correct and complete copies of the currently effective lending policies and practices of NewDominion and each of its Subsidiaries have been made available to Parent and Park National.
(c)    Each outstanding Loan (including Loans held for resale or previously sold to investors) has been solicited and originated and is administered and, where applicable, serviced, and the relevant files are being maintained, in accordance with the relevant loan documents in all material respects, NewDominion’s underwriting and servicing standards (and, in the case of Loans held for resale or previously sold to investors, the underwriting standards, if any, of the applicable investors) and with all Applicable Laws and applicable requirements of any government-sponsored enterprise program. NewDominion and its Subsidiaries have properly fulfilled in all material respects their contractual responsibilities and duties with respect to any Loan in which they act as the lead lender or servicer and have complied in all material respects with their duties as required under applicable regulatory requirements.
(d)    Except as set forth on Schedule 3.17(d) of the NewDominion Disclosure Schedule, none of the agreements pursuant to which NewDominion or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein, other than repurchase obligations arising upon breach of representations and warranties, covenants and other obligations of NewDominion or its Subsidiaries, as applicable.
(e)    NewDominion has made available to Parent and Park National true and correct copies of the loan files related to the Loans. Such files contain, in all material respects, all of the documents and instruments relating to such Loans.
(f)    All payments made on the Loans have been properly credited to the respective Loan.
(g)    As to each Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Authority, such guaranty is in full force and effect, and will remain in full force and effect following the Closing Date, in each case, without any further action by NewDominion subject to NewDominion fulfilling its obligations under the Small Business Administration Agreement that arise after the date hereof.
(h)    Schedule 3.17(h) of the NewDominion Disclosure Schedule sets forth a list of all Loans by NewDominion and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of NewDominion or any of its Subsidiaries. There are no Loans to any employee, officer, director or other Affiliate of NewDominion on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement. All such Loans are and were made in compliance in all material respects with all Applicable Laws. Each Loan disclosed on Schedule 3.17(h) of the NewDominion Disclosure Schedule has been made in the ordinary course of business, and on the same terms, including interest rate and collateral, as those prevailing at the time for comparable arms’-length transactions, did not involve more than the normal risk of collectability or present other unfavorable features.
3.18    Allowance for Loan Losses. The allowances for loan and lease losses and for credit losses contained in the Financial Statements and the allowance for loan and lease losses and for credit losses shown on any financial statements delivered in accordance with Section 5.14, as the case may be, were and will be established in accordance with the practices and experiences of NewDominion and its Subsidiaries and were and will be in accordance with the requirements of GAAP.
3.19    Investment Portfolio. All investment securities held by NewDominion, as reflected in the Financial Statements, are carried in accordance with GAAP and in a manner consistent with the applicable guidelines issued by the Regulatory Agencies. NewDominion has good, valid and marketable title to all securities held by it, except securities sold under repurchase agreements or held in any fiduciary or agency capacity, free and clear of any Lien, except as set forth in the Financial Statements and except to the extent any such securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of NewDominion.
3.20    Interest Rate Risk Management Instruments. Except as set forth on Schedule 3.20 of the NewDominion Disclosure Schedule, NewDominion is not a party to any interest rate swaps, caps, floors, derivative, hedge, foreign exchange or currency purchase or sale agreements, option agreements, futures and forward contracts or other similar derivative transactions and risk management arrangements or agreements.
3.21    Intellectual Property. Schedule 3.21 of the NewDominion Disclosure Schedule sets forth, as of the date of this Agreement, a list of all Intellectual Property rights that are material to the conduct of the business of NewDominion, as presently conducted. NewDominion and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. (i) (A) To the knowledge of NewDominion, the use of any Intellectual Property by NewDominion and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which NewDominion or any NewDominion Subsidiary acquired the right to use any Intellectual Property, and (B) no Person has asserted in writing to NewDominion that NewDominion or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such Person, (ii) to the knowledge of NewDominion, no Person is challenging, infringing on or otherwise violating any right of NewDominion or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to NewDominion or its Subsidiaries, and (iii) neither NewDominion nor any NewDominion Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by NewDominion or any NewDominion Subsidiary, and NewDominion and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by NewDominion and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.
3.22    Environmental Matters.
(a)    Except as set forth on Schedule 3.22 of the NewDominion Disclosure Schedule, (i) no notice, notification, demand, request for information, citation, summons or order has been received by NewDominion or any of its Subsidiaries, no complaint has been filed against NewDominion or any of its Subsidiaries, no penalty has been assessed against NewDominion or any of its Subsidiaries, and no investigation, action, claim or suit is pending or, to NewDominion’s Knowledge, is threatened against NewDominion or any of its Subsidiaries by any Governmental Authority or other Person, in each case relating to or arising out of any Environmental Law; (ii) NewDominion, each of its Subsidiaries, the Real Property and, to the Knowledge of NewDominion, all OREO are, and have been, in compliance in all material respects with all Environmental Laws and all Permits relating to Environmental Law matters; (iii) neither NewDominion nor any of its Subsidiaries is conducting or paying for any response or corrective action under any Environmental Law at any location; and (iv) neither NewDominion nor any of its Subsidiaries is party to any Order that imposes any obligations under any Environmental Law. Each of NewDominion and its Subsidiaries has developed, incorporated into its policies and is undertaking commercially reasonable risk management procedures in connection with its origination and servicing of loans, including in the exercise of any rights in the event of a borrower default, so as to minimize any potential liability to NewDominion or any of its Subsidiaries under any Environmental Laws.
(b)    To the Knowledge of NewDominion, there has been no release of any Hazardous Substance by NewDominion or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws.
(c)    All to the Knowledge of NewDominion, no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by NewDominion or any of its Subsidiaries or as a result of any operations or activities of NewDominion or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to NewDominion or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or could reasonably be expected to result in liability to NewDominion or any of its Subsidiaries under any Environmental Law.
(d)    Notwithstanding any other provisions herein, the representations and warranties contained in subsections 3.22(a), 3.22(b) and 3.22(c) above constitute NewDominion’s sole representations and warranties regarding compliance with Environmental Laws or the absence of Hazardous Substances.
3.23    Material Contracts. Schedule 3.23 of the NewDominion Disclosure Schedule sets forth a list of all Material Contracts as of the date hereof. Except as set forth on Schedule 3.23 of the NewDominion Disclosure Schedule, neither NewDominion nor any of its Subsidiaries is a party to any Contract that contains (i) any noncompetition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect the ability of NewDominion to solicit customers in the manner in which or the localities in which, all or any portion of its business is conducted or (ii) any agreement that grants any right of first refusal or right of first offer or similar rights or that limits or purports to limit the ability of NewDominion to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business. All Material Contracts are valid and binding agreements of NewDominion or its Subsidiaries, as applicable, and are in full force and effect and are enforceable in accordance with their terms except as such enforceability may be limited by the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity. Neither NewDominion nor its Subsidiaries is in violation or breach of or default under any Material Contract. To NewDominion’s Knowledge, no third party is in violation or breach of or default under any Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.
3.24    Employee Benefit Matters.
(a)    Schedule 3.24(a) of the NewDominion Disclosure Schedule sets forth a true and complete list of each Employee Benefit Plan. Only employees and former employees of NewDominion (and their eligible dependents) participate in the Employee Benefit Plans. NewDominion has not been notified that any Employee Benefit Plan is undergoing an audit or is subject to an investigation by any of the IRS, the United States Department of Labor (“DOL”) or other Governmental Authority.
(b)    With respect to each Employee Benefit Plan, complete and correct copies of the following documents have been furnished to Parent and Park National: (i) the most recent plan documents or written agreements thereof, and all amendments thereto and all related trust or other funding vehicles (including, without limitation, contracts with service providers and insurers) with respect to each such Employee Benefit Plan and, in the case of any Employee Benefit Plan that is not in written form, a description of all material aspects of such plan; (ii) the most recent summary plan description, and all related summaries of material modifications thereto, if applicable; (iii) Forms 5500 (including schedules and attachments), financial statements and actuarial reports for the past three (3) years, if applicable; (iv) the most recent IRS determination letter or opinion letter and any pending application with respect to each such Employee Benefit Plan which is intended to qualify under Section 401(a) of the Code; (v) current ERISA bonds; and (vi) all correspondence to and from the IRS, DOL, or any other Governmental Agency within the past three (3) years relating to any Employee Benefit Plan (other than the documentation provided under (iii) and (iv) above).
(c)    Except as set forth in Schedule 3.24(c) of the NewDominion Disclosure Schedule, with respect to each Employee Benefit Plan: (i) such Employee Benefit Plan has been administered in all material respects in compliance with its terms and with all Applicable Laws, including, but not limited to, ERISA, the Code, the Health Insurance Portability and Accountability Act and the Patient Protection and Affordable Care Act, and any regulations or rules promulgated thereunder; (ii) no Proceedings are pending, or to NewDominion’s Knowledge, threatened; (iii) all premiums, contributions, or other payments required to have been made by Applicable Law or under the terms of any such Employee Benefit Plan or any Contract relating thereto as of the Closing Date have been made; (iv) all material reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any plan participant have been duly filed or distributed; and (v) no non-exempt “prohibited transaction” or “reportable event” has occurred within the meaning of the applicable provisions of ERISA or the Code.
(d)    With respect to each Employee Benefit Plan intended to qualify under Section 401(a) of the Code, the IRS has issued a favorable determination letter or opinion letter or advisory letter upon which NewDominion is entitled to rely under IRS pronouncements, and no such determination letter, opinion letter or advisory letter has been revoked nor, to NewDominion’s Knowledge, has revocation been threatened.
(e)    All contributions (including, without limitation, all employer contributions and employee salary reduction contributions), premiums and benefit payments required by and due from NewDominion and any Affiliate under or in connection with the terms of each Employee Benefit Plan have been made within the time periods prescribed by the Employee Benefit Plan, ERISA and the Code.
(f)    Each Employee Benefit Plan may be amended, terminated or otherwise modified by NewDominion in its sole discretion, including the elimination of any and all future benefit accruals thereunder, without any adverse consequences to NewDominion, other than (i) providing COBRA benefits to qualified beneficiaries of any Employee Benefit Plan that is a group health plan and (ii) funding the Retirement Plan for Employees of NewDominion as required by Law. No communications or provision of any Employee Benefit Plan has failed to effectively reserve the right of NewDominion to so amend, terminate or otherwise modify such Employee Benefit Plan. Neither NewDominion nor any of its Affiliates has announced its intention to modify or terminate any Employee Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of an Employee Benefit Plan. Except as set forth in Schedule 3.24(f) of the NewDominion Disclosure Schedule, each asset held under each Employee Benefit Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge, comparable liability, or consent of a person or entity, other than NewDominion or the trustee of such plan.
(g)    Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in accordance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Employee Benefit Plan is or will be subject to the penalties or Section 409A(a)(1) of the Code. Neither NewDominion nor any Affiliate has any obligations to any employee or other service provider to make any reimbursement or other payment with respect to any Tax imposed under Section 409A of the Code.
(h)    No Employee Benefit Plan is subject to the laws of any jurisdiction outside the United States.
(i)    Except as set forth in Schedule 3.24(i) of the NewDominion Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with any other event: (i) result in any payment (including, without limitation, any separation, severance, termination, retention, or similar payments or benefits) becoming due, or increase the amount of compensation due, to any current or former employee, officer, director or other individual of NewDominion or any Subsidiary of NewDominion; (ii) increase any benefits payable under any Employee Benefit Plan; or (iii) result in any acceleration of the time of payment or vesting of any such compensation or benefits. Further, neither NewDominion nor any Subsidiary of NewDominion has announced any type of plan or binding commitment to create any additional Employee Benefit Plan, to enter into any agreement with any current or former employee, officer, director, or other individual or to amend or modify any existing Employee Benefit Plan or agreement with any current or former employee, officer, director, or other individual.
(j)    Except as set forth in Schedule 3.24(j) of the NewDominion Disclosure Schedule, neither NewDominion nor any Employee Benefit Plan provides (or will provide) health or other welfare benefits to one or more former employees, officers, directors, or other individuals (including dependents of any of the foregoing) other than benefits that are required to be provided pursuant to the applicable requirements of COBRA. NewDominion has at all times complied with COBRA, and has maintained adequate records to evidence such compliance.
(k)    No Employee Benefit Plan is, and neither NewDominion nor any Affiliate thereof maintains or contributes to, or has at any time maintained or contributed to, or has any liability, whether actual or contingent, under a plan subject to Section 302 or Title IV of ERISA or to Section 412 of the Code. No Employee Benefit Plan is or was at any time a multiemployer plan, as defined in Section 3(37) of ERISA, and neither NewDominion nor any Affiliate has ever contributed to, or had an obligation to contribute to, or incurred any liability with respect to, any multiemployer plan. Except as set forth in Schedule 3.24(k) of the NewDominion Disclosure Schedule, none of the Employee Benefit Plans are part of, or have at any time been part of, a multiple employer welfare arrangement, as that term is defined in ERISA Section 3(40). Except as set forth in Schedule 3.24(k) of the NewDominion Disclosure Schedule, no Employee Benefit Plan is or was at any time a multiple employer plan, as described in Code Section 413(c) or ERISA Sections 4063 or 4064, and neither NewDominion nor any Affiliate thereof has ever contributed to or had an obligation to contribute to any such plan.
(l)    Schedule 3.24(l) of the NewDominion Disclosure Schedule sets forth a complete list of all severance and termination benefits with respect to which NewDominion has or will have any liability, under any Employee Benefit Plan or other employment agreement, severance agreement, program, practice, or arrangement.
(m)    The consummation of the transactions contemplated by this Agreement will not require the funding (whether on a formal or informal basis) of the benefits under any Employee Benefit Plan.
(n)    No participants in any Employee Benefit Plan participate in such plan pursuant to the terms of a collective bargaining agreement.
(o)    Except as set forth in Schedule 3.24(o) of the NewDominion Disclosure Schedule, the 401(k) Plan is not funded with and does not allow for payments, investments, or distributions in any employer security of NewDominion or any Affiliate thereof (including employer securities as defined in Section 407(d)(1) of ERISA), or employer real property as defined in Section 407(d)(2) of ERISA.
(p)    Except as set forth in Schedule 3.24(p) of the NewDominion Disclosure Schedule, no reportable event within the meaning of Section 4043 of ERISA, and no event described in Sections 4062 or 4063 of ERISA, has occurred in connection with any Employee Benefit Plan, and neither NewDominion nor any Affiliate thereof has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.
(q)    No Employee Benefit Plan which is an employee welfare benefit plan under Section 3(1) of ERISA is funded by a trust or is subject to Code Sections 419 or 419A.
(r)    Neither NewDominion nor any of its Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Sections 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).
3.25    Labor Relations (Employment Matters).
(a)    There is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to NewDominion’s Knowledge, threatened against or affecting NewDominion. NewDominion is not a party to any collective bargaining agreements or similar labor agreements. NewDominion is, and has at all relevant times been, in compliance in all material respects with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, equal opportunity, nondiscrimination, immigration, labor, wages, hours of work and occupational safety and health, and is not engaged in any unfair labor practices as defined in the National Labor Relations Act or other Applicable Law. NewDominion has not received any written notice that any Governmental Authority responsible for the enforcement of labor or employment laws, rules or regulations intends to conduct an investigation with respect to or relating to NewDominion and, to NewDominion’s Knowledge, no such investigation is in progress.
(b)    Since the Balance Sheet Date, NewDominion has not effectuated a “mass layoff” as defined in the WARN Act affecting any site of employment or facility of NewDominion or its Subsidiaries.
(c)    Except as set forth on Schedule 3.25(c) of the NewDominion Disclosure Schedule, NewDominion is not a party to any Contract with respect to the employment of any officer, director, employee or consultant that is not terminable at will and without any penalty or other severance or obligation.
(d)    Schedule 3.25(d) of the NewDominion Disclosure Schedule sets forth a complete list of all employees of NewDominion and their basic employment data (including, without limitation, with respect to each such employee, current salary or wage, total compensation for 2017 and date of hire). No individuals other than those set forth on Schedule 3.25(d) of the NewDominion Disclosure Schedule are deemed employees of NewDominion.
(e)    None of NewDominion and its Subsidiaries has incurred any workers’ compensation liability outside of its ordinary course of business.
(f)    Except as set forth on Schedule 3.25(f) of the NewDominion Disclosure Schedule, there are no employment agreements, severance agreement or other employment arrangement to which NewDominion is a party.
(g)    Except as set forth on Schedule 3.25(g) of the NewDominion Disclosure Schedule, there are no non-solicitation, non-competition, non-disclosure, non-interference agreements between NewDominion and any current or former employee of NewDominion.
(h)    Except as set forth on Schedule 3.25(h), to NewDominion’s Knowledge, there are no non-solicitation, non-competition, non-disclosure, non-interference agreements between any of NewDominion’s current employees and any third party.
3.26    Related Party Transactions. Except as set forth on Schedule 3.26 of the NewDominion Disclosure Schedule and normal reimbursements for business expenses made in the ordinary course of business, neither NewDominion nor its Subsidiaries is a party to any Contract or depository relationship with any Related Party or in which (to NewDominion’s Knowledge) any Related Party has a material interest.

3.27    Insurance. Each of NewDominion and its Subsidiaries are insured by insurers of recognized financial responsibility against such risks and in such amounts as are adequate and as the management of NewDominion reasonably has determined to be prudent and customary with respect to their businesses, properties and assets, it being understood by Park National that NewDominion does not maintain pollution legal liability or environmental impairment insurance. NewDominion maintains directors’ and officers’ liability insurance and fiduciary liability insurance. Schedule 3.27 of the NewDominion Disclosure Schedule sets forth (i) a list of all insurance policies maintained with respect to the business and assets of NewDominion and its Subsidiaries, (ii) all coverage limits, premiums and costs with respect to such insurance policies, and (iii) all claims made under such insurance policies since December 31, 2014, the underlying incidents and dates of such claims, the insurance proceeds recovered with respect to such claims, the retention and deductibles with respect to such claims. NewDominion has not been refused any insurance coverage sought or applied for and does not have any reason to believe that it will not be able to renew existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the NewDominion business at a cost that would be materially higher than existing insurance coverage. All insurance policies with respect to the business and assets of NewDominion are in full force and effect, there has been no lapse in coverage during the term of such policies, all premiums due and payable thereon have been paid, NewDominion and its Affiliates have not received notice to the effect that any of them are in default under any such insurance policy, and all claims have been filed in a timely fashion. There is no claim pending under any such policies with a respect to NewDominion or any of its Subsidiaries as to which coverage has been denied or disputed by the underwriters of such policies.
3.28    Brokers. With the exception of the engagement of Sandler O’Neill & Partners, L.P., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of NewDominion. NewDominion has disclosed to Parent and Park National as of the date of this Agreement the aggregate fees provided for in connection with the engagement of Sandler O’Neill & Partners, L.P. related to the Merger and the other transactions contemplated under this Agreement.
3.29    Sufficiency of Assets. Except as set forth in Schedule 3.29 of the NewDominion Disclosure Schedule, NewDominion and its Subsidiaries own or have the right to use, and after the consummation of the transactions contemplated hereby, the Surviving Bank will continue to own or have the right to use, all of the tangible assets, liabilities, rights and properties necessary to conduct the business of NewDominion, in all material respects in the same manner and on the same terms as currently conducted.
3.30    Unlawful Payments. Neither NewDominion nor, to NewDominion’s Knowledge, any of its directors or officers, employees, agents or other Persons acting at the direction of or on behalf of NewDominion, in the course of its actions for, or on behalf of, NewDominion has: (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees or to any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (d) made any other unlawful bribe, rebate, payoff, influence payment, kickback or other material unlawful payment to any foreign or domestic government official or employee.
3.31    Reorganization. Neither NewDominion nor any of its Subsidiaries has taken any action, nor are they aware of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
3.32    Information Supplied. None of the information supplied or to be supplied by NewDominion for inclusion or incorporation by reference in (a) the Proxy Statement/Prospectus, on the date it (or any amendment or supplement thereto) is first mailed to the NewDominion Shareholders or at the time of NewDominion Shareholders’ Meeting, (b) the Registration Statement, when filed with the SEC and when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of NewDominion incorporated by reference in the Proxy Statement/Prospectus, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by NewDominion with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Park National for inclusion in the Proxy Statement/Prospectus or the Registration Statement.
3.33    Fairness Opinion. The Board of Directors of NewDominion has received the opinion of Sandler O’Neill & Partners, L.P., dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the NewDominion Shareholders.
3.34    Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information. NewDominion is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by NewDominion pursuant to 12 C.F.R. Part 364. It is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or any of its Subsidiaries to undertake any material remedial action. The Board of Directors of NewDominion (or, where appropriate, the Board of Directors of any of NewDominion’s Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot

Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.
3.35    CRA Compliance. NewDominion is “well capitalized” (as that term is defined at 12 C.F.R. 325.103) and its most recent examination rating under the Federal Community Reinvestment Act, as amended (“CRA”), was “satisfactory” or better. To NewDominion’s Knowledge, there is no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause NewDominion to receive any notice of non-compliance with such provisions of the CRA or cause NewDominion’s CRA rating to decrease below the “satisfactory” level.
3.36    Mortgage Banking Business. Except as would not reasonably be expected to have a Material Adverse Effect:
(a)    NewDominion has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated, purchased or serviced by NewDominion satisfied, (i) all applicable federal, state and local laws, rules and regulations with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, or filing of claims in connection with mortgage loans, including all laws relating to real estate settlement procedures, consumer credit protection, truth in lending laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, (ii) the responsibilities and obligations relating to mortgage loans set forth in any agreement between NewDominion and any Agency, Loan Investor or Insurer, (iii) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer and (iv) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each mortgage loan; and
(b)    No Agency, Loan Investor or Insurer has (i) claimed in writing that NewDominion has violated or has not complied with the applicable underwriting standards with respect to mortgage loans sold by NewDominion to a Loan Investor or Agency, or with respect to any sale of mortgage servicing rights to a Loan Investor, (ii) imposed in writing restrictions on the activities (including commitment authority) of NewDominion or (iii) indicated in writing to NewDominion that it has terminated or intends to terminate its relationship with NewDominion for poor performance, poor loan quality or concern with respect to NewDominion’s compliance with laws.
For purposes of this Section 3.36: (i) “Agency” means the Federal Housing Administration, the Federal Home Loan Mortgage Corporation, the Farmers Home Administration (now known as Rural Housing and Community Development Services), the Federal National Mortgage Association, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture or any other federal or state agency with authority to (x) determine any investment, origination, lending or servicing requirements with regard to mortgage loans originated, purchased or serviced by NewDominion or any of its Subsidiaries or (y) originate, purchase, or service mortgage loans, or otherwise promote mortgage lending, including state and local housing finance authorities; (ii) “Loan Investor” means any person (including an Agency) having a beneficial interest in any mortgage loan originated, purchased or serviced by NewDominion or any of its Subsidiaries or a security backed by or representing an interest in any such mortgage loan; and (iii) “Insurer” means a person who insures or guarantees for the benefit of the mortgagee all or any portion of the risk of loss upon borrower default on any of the mortgage loans originated, purchased or serviced by NewDominion or any of its Subsidiaries, including the Federal Housing Administration, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture and any private mortgage insurer, and providers of hazard, title or other insurance with respect to such mortgage loans or the related collateral.
3.37    NewDominion Information. True and complete copies of all documents listed in the NewDominion Disclosure Schedule have been made available or provided to Parent and Park National. Except for the minutes and actions related to the process leading to this Agreement and the transactions contemplated hereunder, which have not yet been prepared, approved, executed and/or placed in NewDominion’s corporate minute books, the corporate minute books, the books of account, stock record books and other financial and corporate records of NewDominion, all of which have been made available to Parent and Park National, are complete and correct in all material respects, including the maintenance of a system of internal accounting controls sufficient to provide reasonable assurance that transactions are executed with its management’s authorizations.
3.38    No Other Representations or Warranties. Except for the representations and warranties made by NewDominion in this Article III, none of NewDominion or any other person makes any express or implied representation or warranty with respect to NewDominion or its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and NewDominion hereby disclaims any such other representations or warranties.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND PARK NATIONAL
Parent and Park National hereby make the following representations and warranties to NewDominion, as of the date of this Agreement and as of the Closing (except to the extent made only as of a specified date, in which case as of such date), except as set forth in the written disclosure schedule delivered by Parent and Park National to NewDominion (the “Park Disclosure Schedule” and, together with the NewDominion Disclosure Schedule, the “Disclosure Schedules”). Such Park Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this ARTICLE IV, and the disclosures in any section or subsection of the Park Disclosure Schedule shall qualify other sections and subsections in this ARTICLE IV only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

4.1    Organization.
(a)    Parent is a corporation (i) duly organized, validly existing and in good standing under the Laws of Ohio (ii) with all requisite power (corporate or otherwise) and authority to own and operate its properties and to carry on its business as presently conducted. Parent is duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect on the ability of Parent to perform its obligations under, and to consummate the transactions contemplated by this Agreement.
(b)    Park National is a national banking association (i) duly organized, validly existing and in good standing under the Laws of the United States (ii) with all requisite power (corporate or otherwise) and authority to own and operate its properties and to carry on its business as presently conducted. Park National is duly qualified and in good standing in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect on the ability of Park National to perform its obligations under, and to consummate the transactions contemplated by this Agreement.
4.2    Authority; Binding Nature. Each of Parent and Park National has all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and Park National, and the consummation of the transactions contemplated hereby has been duly authorized by all necessary action on the part of each of Parent and Park National and no other corporate proceedings on the part of Parent or Park National are necessary to authorize the execution and delivery of this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Park National and, constitutes (in each case assuming due authorization, execution and delivery by NewDominion) the legal, valid and binding obligations of each of Parent and Park National enforceable against each of Parent and Park National in accordance with its terms, subject to the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.
4.3    No Conflicts. The execution, delivery and performance of this Agreement by each of Parent and Park National and the consummation of the transactions contemplated hereby do not and will not (a) conflict with, or result in a breach of or default under, any terms or conditions the Charter Documents of Parent or Park National or any of their Subsidiaries, (b) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) conflict with or violate in any material respect any Applicable Law as to Parent or Park National or any of their Subsidiaries, (y) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to any material contract (as defined in Item 601(b)(10) of Regulation S-K)) to which Parent or Park National or any of their Subsidiaries is a party, or by which any of their respective assets or properties may be bound, or (z) result in the creation or imposition of any Lien on any of the assets of Parent or Park National or any of their Subsidiaries.
4.4    Consents and Approvals. Other than (i) the Regulatory Approvals, (ii) the execution, delivery and performance of this Agreement, and (iii) such other filings, authorizations, consents, notices or approvals as may be set forth on Schedule 4.4 of the Park Disclosure Schedule, no consents, approvals, authorizations or other actions by, or filing with or notifications with, or notifications to, any Person or any Governmental Authority on the part of Parent or Park National is required in connection with the execution, delivery and performance of this Agreement by each of Parent and Park National, except for such consents, approvals, authorizations or other actions, or filings or notifications, the failure of which to be obtained would not have a Material Adverse Effect upon the ability of each of Parent and Park National to perform its obligations under, and to consummate the transactions contemplated by this Agreement.
4.5    Regulatory Matters. Each of Parent and Park National has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2015 with any Regulatory Agency, and has paid all applicable fees, premiums and assessments due and payable thereto, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect on the ability of each of Parent and Park National to perform its obligations under, and to consummate the transactions contemplated hereby. Since January 1, 2015, each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with Applicable Law. No Regulatory Agency or other Governmental Authority has initiated or has pending any formal enforcement action regarding the business, disclosures or operations of Parent or Park National that could reasonably be expected to have a Material Adverse Effect on the ability of Parent or Park National to perform its obligations under, and to consummate the transactions contemplated hereby. There is no material unresolved written violation, criticism, comment or exception by any Regulatory Agency or other Governmental Authority with respect to any report or statement relating to any examinations or inspections of Parent or Park National except where such adverse determination would not reasonably be expected to have a Material Adverse Effect upon the ability of each of Parent and Park National to perform its obligations under, and to consummate the transactions contemplated by this Agreement. Neither Parent nor Park National is aware of any reason why it would not receive all required Regulatory Approvals on a timely basis and without the imposition of any Materially Burdensome Regulatory Condition as described in the proviso to Section 5.2(a)(i).
4.6    Deposits. The deposit accounts of Park National are insured by the FDIC to the fullest extent permitted by Applicable Law, and all premiums and assessments required to be paid in connection therewith have been duly, timely and fully paid. All interest has been properly accrued on the deposit accounts of Park National, and Park National’s records accurately reflect such accrual of interest. Except as disclosed on Schedule 4.6 of the Park Disclosure Schedule, the deposit accounts of Park National have been originated and administered in accordance with the terms of the respective governing documents and in compliance with all Applicable Laws. Park National has not received written notice of any loss or potential loss of any material business or customers related to the deposit accounts of Park National. There is no action by the FDIC to terminate Park National’s deposit insurance and Park National has not received any written claim or notice threatening action alleging any of the foregoing.
4.7    Litigation; Orders.
(a)    Except as set forth on Schedule 4.7(a) of the Park Disclosure Schedule, there is no material Proceeding pending or, to Park National’s Knowledge, threatened either (i) against Parent, Park National or any of their Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.
(b)    Except as set forth on Schedule 4.7(b) of the Park Disclosure Schedule, there is no Order either (i) outstanding against Parent, Park National or any of their Subsidiaries, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.
4.8    Compliance.
(a)    Parent, Park National and each of their respective Subsidiaries are, and at all times have been, in compliance in all material respects with all Applicable Laws and Orders, including, but not limited to, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act of 2002 and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.
(b)    Parent, Park National and each of their respective Subsidiaries hold, and have at all times since January 1, 2015 held, all licenses, franchises, Permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, Permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or Park National, and, to Park National’s Knowledge, no suspension or cancellation of any such necessary license, franchise, Permit or authorization is threatened.

(c)    None of Parent, Park National or any of their respective Subsidiaries is in default under or in violation of any term or provision of (i) its Charter Documents, (ii) Material Contract or (iii) any material Permit which it holds.
(d)    Parent and Park National have implemented one or more formal codes addressing each of ethics, personal trading policies, conflicts of interest policies, customer privacy policies, anti-money laundering policies, fair lending policies, vendor risk management policies, policies related to compliance with the Foreign Corrupt Practices Act of 1977 and other material policies as may be required by any Applicable Law for itself and its Subsidiaries. Such policies comply in all material respects with the requirements of any Laws applicable thereto.
4.9    Brokers. With the exception of the engagement of Boenning & Scattergood, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or its Subsidiaries.
4.10    Capitalization. The authorized capital stock of Parent consists of (i) 20,000,000 shares of Parent Common Stock, without par value, 15,288,194 of which are issued and outstanding, and 862,558 of which are held in treasury and (ii) 200,000 preferred shares, without par value, 0 of which are issued and outstanding, and 0 of which are held in treasury. The above shares constitute all of the issued and outstanding Parent Common Stock. These shares have been duly authorized, validly issued and are fully paid and nonassessable. None of such shares have been issued or disposed of in violation of any preemptive rights of any Person. The Parent Common Stock to be issued in exchange for NewDominion Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be registered under the Securities Act and will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any preemptive rights. As of the date hereof there are, and as of the Effective Time there will be, sufficient authorized and unissued Parent Common Stock to enable Parent to issue the Merger Consideration as contemplated in this Agreement.
4.11    SEC Filings. Parent has filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed with the SEC by it under Section 5 of the Securities Act or Sections 13(a), 14 or 15(d) of the Exchange Act, as the case may be, from and after January 1, 2015 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing, as amended or supplemented if applicable, (A) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
4.12    Financial Statements. Each of the consolidated financial statements (including any notes thereto) contained in the Parent SEC Filings, as amended, supplemented or restated, if applicable, was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated, and each of such consolidated financial statements, as amended, supplemented or restated, if applicable, presented fairly, in all material respects, the consolidated financial position of Parent, at their dates and the results of operations and changes in shareholders’ equity of Parent for the periods indicated, and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby.
4.13    Information Supplied. None of the information supplied or to be supplied by Parent or Park National for inclusion or incorporation by reference in (a) the Proxy Statement/Prospectus, on the date it (or any amendment or supplement thereto) is first mailed to the NewDominion Shareholders or at the time of NewDominion Shareholders’ Meeting, (b) the Registration Statement, when filed with the SEC and when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of Parent incorporated by reference in the Proxy Statement/Prospectus, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Park National with respect to information supplied by NewDominion for inclusion in the Proxy Statement/Prospectus or the Registration Statement. The Proxy Statement/Prospectus and Registration Statement will, when filed by Parent in final form with the SEC, comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder.
4.14    Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information. Each of Parent and Park National is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Parent and Park National pursuant to 12 C.F.R. Part 364. It is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or any of its Subsidiaries to undertake any material remedial action. Each of Board of Directors of Parent and Park National (or, where appropriate, the Board of Directors of any of their Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.
4.15    CRA Compliance. Park National is “well capitalized” (as that term is defined at 12 C.F.R. 6.4) and its most recent examination rating under the CRA was “satisfactory” or better. To Park National’s Knowledge, there is no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause Park National to receive any notice of non-compliance with such provisions of the CRA or cause Park National’s CRA rating to decrease below the “satisfactory” level.
4.16    Tax Representations. As of the date of this Agreement it is the present intention, and as of the date of the Effective Time it will be the present intention, of Parent and Park National to continue, either through Parent or through a member of Parent’s “qualified group” (as defined in Treasury Regulations Section 1.368‑1(d)(4)), at least one significant historic business line of NewDominion, or to use at least a significant portion of NewDominion’s historic business assets in a business, in each case within the meaning of Treasury Regulations Section 1.368‑1(d). As of the date of this Agreement and the date of the Effective Time, neither Parent nor any “related person” (as defined in Treasury Regulations Section 1.368-1(e)(4)) to Parent has any plan or intention to redeem or reacquire, either directly or indirectly, any of the Parent Common Stock issued to the NewDominion Shareholders in connection with the Merger. As of the date of this Agreement and the date of the Effective Time, Parent does own and will own all of the outstanding stock or other equity interests in Park National. As of the date of this Agreement and as of the date of the Effective Time, neither Parent nor Park National has or will have any plan or intention to sell, transfer or otherwise dispose, or cause or permit Park National to sell, transfer or otherwise dispose, of any of the assets of NewDominion acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code or described and permitted in Treasury Regulations Section 1.368-2(k).
4.17    Ordinary Course; Lack of Material Adverse Change. From the Balance Sheet Date through the Closing Date, except as reflected in Parent SEC filings or set forth in Schedule 4.17 of the Park Disclosure Schedule or as contemplated by this Agreement, each of Parent and Park National has operated only in the ordinary course of business consistent with past practice, and there has not been any Material Adverse Change in either Parent or Park National.
4.18    Material Contracts. Neither Parent nor Park National is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Parent SEC Filings filed prior to the date hereof.
4.19    No Other Representations or Warranties. Except for the representations and warranties made by Parent and Park National in this Article IV, none of Parent, Park National or any other person makes any express or implied representation or warranty with respect to Parent, Park National or their respective Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent and Park National hereby disclaims any such other representations or warranties.

ARTICLE V
COVENANTS
5.1    Conduct of Business by NewDominion. During the period from the date of this Agreement to the Closing Date, except (A) as otherwise expressly contemplated or permitted by this Agreement, (B) as set forth on Schedule 5.1 of the NewDominion Disclosure Schedule, or (C) with the written consent of Parent and Park National (which consent shall not be unreasonably withheld or delayed), NewDominion shall, and shall cause each of its Subsidiaries to, (x) maintain its existence under Applicable Law, (y) conduct its business and operations in the ordinary and usual course of business and in a manner consistent with prior practice and in accordance with Applicable Law, and (z) use commercially reasonable efforts to keep available the services of its current officers and employees and preserve the rights, franchises, goodwill and relations of its customers, clients and others with whom business relationships exist. Without limiting the foregoing, NewDominion covenants and agrees that between the date of this Agreement and the Closing Date, without the prior written consent of Parent and Park National (which consent shall not be unreasonably withheld or delayed) or as expressly contemplated or permitted by this Agreement, or required by a Governmental Authority or Applicable Law, or as set forth in Schedule 5.1 of the NewDominion Disclosure Schedule, NewDominion shall not, and shall cause its Subsidiaries not to, directly or indirectly:
(i)    amend its Charter Documents;
(ii)    adjust, split, combine or reclassify any shares of its capital stock or other equity interests or declare, set aside, make or pay any dividend or other distribution (whether in cash, shares, equity interests or property or any combination thereof) in respect of its capital stock or equity interests, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities;
(iii)    sell, lease, renew or terminate the lease of, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets, other than (A) as contemplated by this Agreement (B) in the ordinary course of business, (C) obsolete or written off assets;
(iv)    (A) acquire direct or indirect control over any business or Person, whether by stock purchase, merger, consolidation or otherwise; or (B) make any other investment either by purchase of stock or equity securities, contributions to capital, property transfers or purchase of any property or assets of any other Person, except, in either instance, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a Loan in the ordinary course of business consistent with past practice and with respect to Loans made to third parties who are not Affiliates of NewDominion;
(v)    incur any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any such indebtedness or any debt securities of another Person, or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, other than, in each case to the extent incurred in the ordinary course of business, indebtedness in respect of deposit liabilities, federal funds, borrowings from the Federal Reserve and repurchase agreements;
(vi)    commence any Proceeding or, except for Proceedings with respect to which an insurer has the right to control the decision to settle, settle any claim or litigation, in each case whether commenced by or pending or threatened against NewDominion, or any of its officers and directors in their capacities as such, other than the commencement or settlement of Proceedings in the ordinary course of business and settlements which, in any event (A) is for an amount not to exceed accruals therefor reflected in the Interim Balance Sheet with respect to the applicable Proceeding (or series of related Proceedings) and (B) reasonably would not be expected to prohibit or restrict NewDominion from operating its business in the ordinary course;
(vii)    make any change to its accounting methods, principles or practices, except as required by GAAP or Applicable Law;
(viii)    except as required under any Employee Benefit Plan, (A) increase the compensation, severance, benefits, change of control payments or any other amounts payable to its present or former officers, employees or directors, other than nonmaterial increases in compensation or benefits for non-executive employees made in the ordinary course of business consistent with past practice, (B) pay or award, or commit to pay or award, any bonuses or incentive compensation, (C) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Employee Benefit Plan, other than any amendments in the ordinary course of business consistent with past practice that do not materially increase the cost to NewDominion, in the aggregate, of maintaining such Employee Benefit Plan, (D) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any such individual, or (E) terminate the employment of any employee of NewDominion or its Subsidiaries having total annual compensation in excess of $100,000, other than termination for cause;
(ix)    (A) grant any stock appreciation rights, options, restricted stock, restricted stock units, awards based on the value of NewDominion’s capital stock or other equity-based compensation or grant to any Person any right to acquire any shares of its capital stock; (B) issue or commit to issue any additional shares of capital stock of NewDominion, other than the issuance of shares of NewDominion Common Stock upon the exercise of any NewDominion Stock Options or the vesting and settlement of any NewDominion Equity Awards, in each case, that are outstanding on the date hereof and in accordance with the terms of the applicable award agreement; (C) issue, sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any of NewDominion’s Subsidiaries; or (D) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;
(x)    make or change any Tax election different from its prior course of practice, settle or compromise any Tax liability, fail to file any Tax Return when due (taking extensions into account), enter into any closing agreement with respect to Taxes, file any amended Tax Return or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;
(xi)    fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;
(xii)    enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices;
(xiii)    file any application to establish, or to relocate or terminate the operations of, any banking office of NewDominion;
(xiv)    materially restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
(xv)    change in any material respect its credit policies and collateral eligibility requirements and standards;
(xvi)    except for Loans or commitments for Loans (or renewals or extensions thereof) that have previously been approved by NewDominion prior to the date hereof, make or acquire or issue a commitment for (or renew or extend) (i) any commercial real estate loan in an original principal amount in excess of $2,000,000, (ii) any residential loan originated for retention in the loan portfolio in an original principal amount in excess of $1,200,000 or with loan to value ratios in excess of NewDominion’s internal polices as in effect on the date hereof or (iii) any commercial and industrial loan in an original principal amount in excess of $2,000,000; provided that for the purpose of this paragraph, the consent of Parent and Park National shall be deemed received unless Parent or Park National objects in writing by the close of business on the next Business Day (or, if later, twenty-four (24) hours) after receipt of notice from NewDominion; and provided, further, that, regardless of whether the consent of Parent and Park National is required under this paragraph, NewDominion shall provide Parent and Park National written notice within twenty-four (24) hours after making, acquiring or issuing a commitment for a Loan in excess of $500,000;

(xvii)    extend additional funds to a Loan classified as “criticized”, except for protective advances and extensions of additional credit of up to $500,000 (for purposes of this paragraph, a “criticized” Loan means any Loan classified as special mention, substandard non-accrual, doubtful or a troubled debt restructuring (or words of similar import)); provided that for the purpose of this paragraph, the consent of Parent and Park National shall be deemed received unless Parent or Park National objects in writing by the close of business on the next Business Day (or, if later, twenty-four (24) hours) after receipt of notice from NewDominion;
(xviii)    enter into, renew, amend or terminate any Material Contract, other than (a) renewing or terminating any Material Contract in the ordinary course of business or (b) entering into a Material Contract which calls for aggregate annual payments of not more than $150,000 and which is terminable on sixty (60) days or less notice without payment of any termination fee or penalty;
(xix)    adopt a plan of complete or partial liquidation or dissolution;
(xx)    purchase or otherwise acquire any assets or incur any Liabilities other than in the ordinary course of business consistent with past practices and policies and subject to any other restrictions set forth in this Section 5.1;
(xxi)    take any action or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(xxii)    take or fail to take any action that could reasonably be expected to cause the representations and warranties made in ARTICLE III to be inaccurate in any material respect at the time of the Closing or preclude NewDominion from making such representations and warranties at the time of the Closing;
(xxiii)    take any action that is intended to or would reasonably be likely to result in any of the conditions set forth in ARTICLE VI not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby;
(xxiv)    take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of NewDominion or its Subsidiaries to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby;
(xxv)    agree to take, make any commitments to take, or adopt any resolutions of the Board of Directors or shareholders in support of, any of the actions prohibited by this Section 5.1; or

(xxvi)    hire any new employees except to replace employees listed on Schedule 3.25(d) of the NewDominion Disclosure Schedule on comparable terms and conditions and consistent with past hiring practices.
5.2    Approvals and Filings.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, each of NewDominion, Parent and Park National agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) obtaining all Regulatory Approvals and all other approvals necessary, proper or advisable actions or non-actions, waivers, consents, qualifications and approvals from Governmental Authorities and making all necessary, proper or advisable registrations, filings and notices and taking all steps as may be necessary to obtain an approval, waiver or exemption from any Governmental Authority; provided that nothing contained herein shall be deemed to require Parent or Park National, or require or permit NewDominion, to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the permits, consents, approvals and authorizations of any Governmental Authority that would (A) reasonably be expected to result in Parent or Park National becoming subject to any cease-and-desist order or other order, formal or informal enforcement action or directive issued by, or written agreement, consent agreement, operating agreement, memorandum of understanding, commitment letter or similar undertaking with, or any request to adopt any board resolutions by, any Governmental Authority, in each case resulting from or arising out of the conduct of NewDominion’s business or that in any manner relates to NewDominion, or (B) reasonably be expected to have a material adverse effect on the Surviving Bank and its Subsidiaries, taken as a whole, after giving effect to the Merger, measured on a scale relative to NewDominion and its Subsidiaries, taken as a whole, including, for the avoidance of doubt, any determination by any Regulatory Agency or Government Authority that the Merger may not be consummated as contemplated herein or in a substantially similar manner immediately following the Effective Time or that any NewDominion Regulatory Agreement will not terminate and be of no further force and effect as of and following the consummation of the Merger (any of the foregoing matters in clauses (A) and (B), a “Materially Burdensome Regulatory Condition”); (ii) obtaining all necessary, proper or advisable consents, qualifications, approvals, waivers or exemptions from nongovernmental Persons; and (iii) executing and delivering any additional documents or instruments necessary, proper or advisable to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.
(b)    Without limiting the generality of the foregoing, as soon as practicable and in no event later than sixty (60) calendar days after the date of this Agreement, Parent, Park National and NewDominion shall each prepare and file any applications, notices and filings required in order to obtain the Regulatory Approvals. Parent, Park National and

NewDominion shall each use reasonable best efforts to obtain each such approval as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Regulatory Approvals). Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing, other than material filed in connection therewith under a claim of confidentiality. If any Governmental Authority shall require the modification of any of the terms and provisions of this Agreement as a condition to granting the Regulatory Approvals, the parties hereto will negotiate in good faith and use commercially reasonable efforts to seek a mutually agreeable adjustment to the terms of the transaction contemplated hereby.
(c)    The parties shall advise each other within twenty-four hours of receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that the Regulatory Approvals or any other consent or approval required hereunder will not be obtained or that the receipt of any such approval will be materially delayed.
5.3    Access; Integration of Data Processing; Confidentiality.
(a)    In order to facilitate the consummation of the transactions contemplated hereby and the integration of the business and operations of NewDominion, subject to Section 5.3(c) and Applicable Laws relating to confidentiality and the exchange of information, NewDominion shall permit Parent and Park National and their officers, employees, counsel, accountants and other authorized Representatives, access, throughout the period before the Closing Date, at Parent and Park National’s sole expense, (i) during customary business hours, to NewDominion’s books, papers and records relating to the assets, properties, operations, obligations and liabilities in which Parent or Park National may have a reasonable interest; provided, however, that NewDominion shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would result in the waiver by it of the privilege protecting communications between it and any of its counsel or where such access or disclosure would contravene any Applicable Law or Order or binding agreement entered into prior to the date of this Agreement; provided, further, that the parties shall attempt to make appropriate substitute disclosure arrangements, and (ii) during and, as reasonably required, outside of customary business hours, to telecommunications and electronic data processing systems, facilities and personnel of NewDominion and its Subsidiaries for the purpose of performing conversion activities related to data processing integration. Parent and Park National shall use commercially reasonable efforts to minimize any interference with NewDominion’s regular business operations during any such access to NewDominion’s property, books and records.
(b)    At the request of Parent or Park National, during the period from the date of this Agreement to the Closing, NewDominion shall, and shall cause its officers and employees to, and shall make all reasonable efforts to cause their respective telecommunications and data processing service providers to, cooperate and assist Parent and Park National in connection with preparation for an electronic and systematic conversion of all applicable data regarding NewDominion to Parent and Park National’s systems of telecommunications and electronic data processing, including, if requested by Parent or Park National, by granting to Parent or Park National one or more powers of attorney authorizing Park National to instruct or otherwise contact such telecommunications and data processing service providers on NewDominion’s behalf. Electronic and systematic conversion shall occur at such time as determined by Parent and Park National, in their sole discretion, provided, however, that no such conversion shall occur prior to the Closing. Parent and Park National shall be responsible for reasonable and agreed upon costs incurred by NewDominion, including all fees to third parties, in connection with any such efforts.
(c)    Each of Parent, Park National and NewDominion acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to them pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing Date, the Confidentiality Agreement and the provisions of this Section 5.3(c) shall nonetheless continue in full force and effect.
5.4    Notification. NewDominion, on the one side, and Parent and Park National, on the other side, shall promptly (and in any event within three Business Days after becoming aware of any such breach) notify the other party or parties in writing (a) if it believes that such party or parties have breached any representation, warranty, covenant or agreement contained in this Agreement or (b) if it believes that any event shall have occurred that might reasonably be expected to result, individually or in the aggregate, in a failure of a condition set forth in Section 6.2 or Section 6.3 if continuing on the Closing Date.
5.5    Public Announcements. NewDominion, Parent and Park National shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated hereby and shall not issue, and shall not permit any of their Subsidiaries to issue, any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior written consent of the other party, issue such press release or make such public statement or filing as may be required by Applicable Law or Order, or any listing agreement with a national stock exchange or automated quotation system; provided, further, however that such party shall have first used reasonable best efforts to consult with the other party with respect to such release, statement or filing.
5.6    No Control of NewDominion. Nothing contained in this Agreement shall give Parent or Park National, directly or indirectly, the right to control or direct the operations of NewDominion prior to the Closing Date.
5.7    Employee Benefit Matters.
(a)    As of the Closing Date, Parent and Park National shall provide to each employee of NewDominion who, as decided by Parent and Park National in their sole discretion, shall continue employment with the Surviving Bank following the Closing Date (a “Continuing Employee”) (i) base wages or salaries, as applicable, and (ii) employee benefit plans, programs, policies and arrangements (excluding, however, all equity plans) that are substantially comparable, in the aggregate, to the Employee Benefit Plans of NewDominion provided to each such Continuing Employee immediately prior to the Closing Date (but in no event greater than the base wages, salaries or employee benefits provided to Parent’s similarly situated employees).
(b)    NewDominion shall ensure that as of immediately prior to the Closing Date, each employee or other service provider of NewDominion and its Affiliates who provides services to the business of NewDominion is employed by NewDominion and that no other individual is employed by NewDominion. NewDominion shall deliver an updated copy of Schedule 3.25(d) of the NewDominion Disclosure Schedule to Parent and Park National not more than ten (10) Business Days following the date of this Agreement and shall provide Parent and Park National with an updated copy of Schedule 3.25(d) of the NewDominion Disclosure Schedule within ten (10) Business Days prior to the Closing Date. Only employees (and their dependents) shall be participants in the Employee Benefit Plans sponsored by NewDominion.
(c)    Parent and Park National shall provide, or cause to provide, each employee of NewDominion or its Subsidiaries who, as decided by Parent and Park National in their sole discretion, does not continue employment with the Surviving Bank following the Closing Date (a “Discontinued Employee”) with severance benefits under NewDominion’s existing severance practices or pursuant to the terms of any employment agreement with NewDominion in existence as of the date hereof; provided, that for purposes of determining seniority as it relates to Park National’s severance practices, such a Discontinued Employee shall be credited with his or her years of service with NewDominion; provided, further, that such benefit payments shall be conditioned on execution of a release of claims in a form satisfactory to Parent and Park National.
(d)    With respect to any employee benefit plan of Parent or Parent’s Affiliates in which any Continuing Employee becomes eligible to participate on or after the Closing Date (a “Parent Plan”), Parent shall use commercially reasonable efforts to (i) waive all preexisting conditions, actively at work requirements, exclusion and waiting periods with respect to participation and coverage requirements under any such Parent Plan to the extent they were inapplicable to, or were satisfied under, any Employee Benefit Plan in which such Continuing Employee participated prior to the Closing Date; and (ii) ensure that each Continuing Employee receives full credit (including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual under any defined benefit Parent Plan or any such credit that would result in a duplication of benefits) under each Parent Plan in which such Continuing Employee becomes or may become a participant for service with Surviving Bank (or any predecessor to Surviving Bank and its Affiliates), solely to the extent such service was credited under the Employee Benefit Plans. As of the Closing Date, Parent and Park National shall credit to Continuing Employees the amount of vacation time that such employees had accrued under any vacation policy or arrangement listed on

Schedule 3.24 of the NewDominion Disclosure Schedule as of the Closing Date. With respect to each Parent Plan that is a health plan in which Continuing Employees participate after Closing, Parent and Park National shall use commercially reasonable efforts to (i) cause to be waived any eligibility waiting period, any evidence of insurability requirement and the application of any pre-existing condition limitation under such plan to the extent such requirements or limitations were inapplicable to, or were satisfied under, any Employee Benefit Plan in which such Continuing Employee participated prior to the Closing Date; and (ii) cause each Continuing Employee to be given credit under such health plan with respect to the plan year in which the Closing Date occurs (“Closing Date Plan Year”) for amounts (such as deductibles and co-payments) paid under any similar Employee Benefit Plan by such Continuing Employee, with respect to the Closing Date Plan Year and for which verification is provided by the insurer or third party administrator of such Employee Benefit Plan, as though such amounts had been paid in accordance with the terms and conditions of any applicable Parent Plan.
(e)    Parent, Park National and NewDominion acknowledge and agree that all provisions contained in this Section 5.7 are included for the sole benefit of Parent, Park National and NewDominion and nothing contained herein shall (i) be construed as an amendment to any Employee Benefit Plan or Parent Plan or the creation of any new employee benefit plan, (ii) create any third-party beneficiary or other rights in any other person, including any employee or former employee of any of Parent, Park National or NewDominion or their respective Affiliates, or any dependent or beneficiary thereof or (iii) otherwise obligate Parent or any of its Affiliates to maintain any particular Parent Plan or other employee benefit plan or retain the employment of any particular employee following the Closing Date. Parent, Park National and NewDominion further acknowledge and agree that NewDominion and its Subsidiaries shall provide to Parent all employee books and records relating to Continuing Employees no later than the Closing Date.
(f)    NewDominion shall terminate the 401(k) Plan immediately prior to the Closing Date by resolution adopted by the Board of Directors of NewDominion, on terms acceptable to Parent and Park National, and simultaneously amend the 401(k) Plan to the extent necessary to comply with all Applicable Laws to the extent not previously amended. Said termination shall provide that all participants in the 401(k) Plan shall be fully vested in their account balances thereunder; and NewDominion shall notify the 401(k) Plan participants and beneficiaries of such termination prior to the Closing Date pursuant to Applicable Law requirements.
5.8    No Solicitation of Transaction.
(a)    Subject to Section 5.8(b), from the date hereof until the Closing Date, or, if earlier, the date on which this Agreement is terminated in accordance with ARTICLE VII, NewDominion shall not, and shall cause all of its officers, directors, employees, investment bankers, attorneys, accountants, agents, advisors or other Representatives to not, directly or indirectly, (i) take any action to solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance) any inquiries with respect to, or the making of, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Parent and Park National) any non-public information or data with respect to NewDominion or any of its Subsidiaries in connection with an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal (other than the Merger), or (iv) enter into any agreement in principle, arrangement, understanding, contract or agreement relating to an Acquisition Proposal. Upon execution of this Agreement, NewDominion shall, and shall cause all of its officers, directors, employees, investment bankers, attorneys, accountants, agents, advisors and other Representatives to, immediately cease any discussions, negotiations or communications with any party or parties with respect to any Acquisition Proposal; provided, however, that nothing in this Section 5.8 shall preclude NewDominion or its Representatives from contacting any such party or parties solely for the purpose of complying with the provisions of the first clause of this sentence or to enforce the provisions of any confidentiality agreement entered into with any Person with respect to a potential Acquisition Proposal.
(b)    Notwithstanding anything to the contrary contained in this Agreement, NewDominion may take any of the actions described in clause (ii) of Section 5.8(a) if, but only if, (i) NewDominion has received a bona fide unsolicited written Acquisition Proposal, prior to the NewDominion Shareholders’ Meeting, that did not result from a breach of this Section 5.8; (ii) NewDominion’s Board of Directors determines (in accordance with this Agreement) that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal; (iii) NewDominion has provided Parent and Park National with prompt notice of such determination, which notice shall be prior to taking any such action; (iv) prior to furnishing or affording access to any non-public information or data with respect to NewDominion or any of its Subsidiaries in connection with an Acquisition Proposal, NewDominion receives from such Person a confidentiality agreement with terms no less favorable to NewDominion than those contained in the Confidentiality Agreement (or, if such confidentiality agreement includes provisions that are less favorable in the aggregate to NewDominion, than those contained in the Confidentiality Agreement, NewDominion offers to amend the Confidentiality Agreement to include such similar provisions); and (v) NewDominion determines in good faith, after consultation with NewDominion’s outside legal counsel that the failure of NewDominion to furnish such information or access or enter into negotiations or discussions would reasonably be expected to violate its fiduciary duties under applicable law. NewDominion shall promptly provide to Parent and Park National any non-public information regarding NewDominion or its Subsidiaries provided to any other Person that was not previously provided to Parent and Park National, such additional information to be provided no later than the date of provision of such information to such other party.
(c)    NewDominion shall promptly (and in any event within twenty-four (24) hours) notify Parent and Park National in writing if any proposals or offers (or modified offers or proposals) are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, NewDominion or any NewDominion Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any such proposals, offers or information requests (including a copy thereof if in writing and any related documentation or correspondence).
5.9    Indemnification; Directors’ and Officers’ Insurance.
(a)    From and after the Effective Time and for a period of six (6) years thereafter, each of Parent and Surviving Bank shall (i) indemnify and hold harmless each individual who at the Effective Time is, or any time prior to the Effective Time was, a director, officer or employee of NewDominion or any of its Subsidiaries (the “Indemnitees”) in respect of all claims, liabilities, losses, damages, judgments, fines, penalties costs and expenses (including legal expenses) in connection with any claim, suit, action, proceeding or investigation, whenever asserted, based on or arising out of the fact that Indemnitee was an officer, director or employee of NewDominion or any Subsidiary or acts or omissions by Indemnitee in such capacity or taken at the request of NewDominion or any Subsidiary, at or any time prior to the Effective Time (including any claim, suit, action, proceeding or investigation relating to the Transactions), to the fullest extent permitted by Law and (ii) assume all obligations of NewDominion and its Subsidiaries to Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in NewDominion’s Charter Documents and the organizational documents of NewDominion’s Subsidiaries. In addition, Parent, from and after the Effective Time, shall and shall cause Surviving Bank to, advance any expenses (including legal expenses) of any Indemnitee under this Section 5.9 as incurred to the fullest extent permitted by Applicable Law, provided that the Indemnitee to whom expenses are advanced provides an undertaking to repay advances if it shall be determined that such Indemnitee is not entitled to be indemnified pursuant to this Section 5.9.
(b)    The Surviving Bank shall use its reasonable best efforts to maintain in effect for six years after the Effective Time, the current directors’ and officers’ liability insurance policies maintained by NewDominion (provided that the Surviving Bank may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such officers and directors so long as substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Bank be required to expend pursuant to this Section 5.9(b) more than an amount per year equal to 200% of current annual premiums paid by NewDominion for such insurance and, in the event the cost of such coverage shall exceed that amount, the Surviving Bank shall purchase as much coverage as possible for such amount. The provisions of this Section 5.9 shall be deemed to have been satisfied if prepaid “tail” policies with the same terms, conditions and coverage as indicated above have been obtained by the Surviving Bank for purposes of this Section 5.9 from carriers with the same or better rating as the carrier of such insurances as of the date of this Agreement.

(c)    The provisions of this Section 5.9 are intended for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her Representatives and is in addition to, and not in substitution for, any other rights to indemnification or contribution that any Indemnitee may have under NewDominion Charter Documents, by contract or otherwise. In the event the Surviving Bank or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Bank or the purchaser of its assets and properties shall assume the obligations set forth in this Section 5.9. This Section 5.9 shall survive the Effective Time.
5.10    Efforts to Consummate; Further Assurances
(a)    Parent, Park National and NewDominion agree to use reasonable best efforts to satisfy or cause to be satisfied as soon as practicable their respective obligations hereunder and the conditions precedent to the Closing.
(b)    Prior to the Closing Date, each of the parties hereto shall promptly advise the other party of any change or event that, individually or in the aggregate, would reasonably be expected to cause or constitute a breach in any material respect of any of its representations, warranties or covenants contained herein.
5.11    [Reserved.]
5.12    NewDominion Divisional Advisory Board. At or promptly following the Effective Time, Parent shall create a NewDominion Divisional Advisory Board. Parent shall take all action necessary to appoint to such advisory board certain of those persons who served on the Board of Directors of NewDominion immediately prior to the execution of this Agreement, as mutually agreed upon by Parent and NewDominion. No later than thirty (30) days after the execution of this Agreement, NewDominion shall provide to Parent the names of its current directors who desire to serve on the NewDominion Divisional Advisory Board pursuant to this Section 5.12. Members of the NewDominion Divisional Advisory Board will receive compensation that is commensurate Park National’s historic advisory board compensation practice.
5.13    Employment Agreements. Concurrently with the execution and delivery of this Agreement, NewDominion agrees to cause each person listed on Schedule 5.13 of the Park Disclosure Schedule to execute and deliver an Employment Agreement in a form reasonably satisfactory to Parent and Park National (each an “Employment Agreement”), effective upon the Closing.
5.14    Financial Statements. From the date of this Agreement until the Closing Date or the termination of this Agreement pursuant to Article VII, NewDominion will provide to Parent and Park National as promptly as practicable, but in no event later than the twentieth day following the end of the relevant calendar month, the monthly unaudited financial statements of NewDominion as provided to NewDominion’s management (including any related notes and schedules thereto), for each of the calendar months ended after the date of this Agreement.
5.15    Tax Matters.
(a)    For federal income Tax purposes, the Merger is intended to constitute a reorganization within the meaning of Code Section 368(a)(1)(A), and this Agreement is intended to constitute, and the parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368.3(a). After the date of this Agreement (including, without limitation, after the Effective Time) subject to the other terms and conditions in this Agreement, each party hereto shall cooperate and take any action that is required to cause the Merger to qualify, and will not take any actions or cause any actions to be taken that could reasonably be likely to prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code (including, in the case of Parent and Park National, continuing at least one significant historic business line of NewDominion, or using at least a significant portion of the historic business assets of NewDominion in a business, in each case within the meaning of Treasury Regulations Section 1.368-1(d); and in connection with the Merger, not reacquiring or permitting any entity or person that is a “related person” (as defined in Treasury Regulations Section 1.368-1(e)(4)) to Parent to acquire, any of the Parent Common Stock issued in connection with the Merger that would cause the Merger not to qualify as a reorganization or not selling or otherwise disposing of any of the assets of NewDominion or any Subsidiaries of NewDominion, whether directly or indirectly, in the Merger or pursuant to this Agreement, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code or described and permitted in Treasury Regulations Section 1.368-2(k). All parties hereto shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
(b)    The Chief Financial Officer of each of the Parent and NewDominion shall execute and deliver to Squire Patton Boggs (US) LLP and Wyrick Robbins Yates & Ponton LLP certificates substantially in the form agreed to by the parties and such firms at such time or times as may reasonably be requested by such firm, including at the time the Registration Statement is filed with the SEC and the Effective Time, in connection with each firm’s delivery of its Tax opinion pursuant to Section 6.2(g) and Section 6.3(d). Each of Parent and NewDominion shall use its commercially reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 5.15(b).
5.16    Stock Exchange Listing. Parent shall, as promptly as practicable, file all documents, take all actions reasonably necessary and otherwise use its reasonable best efforts to (i) list, prior to the Effective Time if such listing is required to be made prior to the Effective Time under the NYSE American listing rules, the shares of Parent Common Stock to be issued as part of the Merger

Consideration in connection with the Merger, or (ii) make such post-Closing filings with the NYSE American as may be required by the applicable rules thereof.
5.17    Litigation and Claims. NewDominion shall promptly, and in any event within two (2) Business Days, notify Parent and Park National in writing of any Proceeding, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of a Proceeding, against NewDominion or any of its Subsidiaries, if such Proceeding or potential Proceeding is reasonably likely to result in a Material Adverse Change in NewDominion. NewDominion shall promptly notify Parent and Park National in writing of any Proceeding, pending or, to NewDominion’s Knowledge, threatened against NewDominion or any of its Subsidiaries that (A) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or any actions taken or to be taken by Parent or its Subsidiaries with respect hereto or thereto, or (B) seeks to enjoin or otherwise restrain the transactions contemplated hereby. NewDominion shall give Parent and Park National the opportunity to participate at their own expense in the defense or settlement of any shareholder litigation against NewDominion and/or its directors or Affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without Parent’s and Park National’s prior written consent (such consent not to be unreasonably withheld or delayed).
ARTICLE VI
CONDITIONS TO CLOSE
6.1    Conditions to Each Party’s Obligations. Each party’s obligation to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, any or all of which may be waived in whole or in part by the party entitled to the benefit thereof:
(a)    No Orders. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Applicable Law or Order (whether temporary, preliminary or permanent) which has the effect of making illegal or preventing or prohibiting the consummation of the transactions contemplated by this Agreement.
(b)    Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and shall not contain or result in the imposition of any Materially Burdensome Regulatory Condition as contemplated by Section 5.2(a), and all statutory waiting periods in respect thereof shall have expired or been terminated.
(c)    Consents. All consents, authorizations, waivers or approvals set forth in Schedule 3.4 of the NewDominion Disclosure Schedule and Schedule 4.4 of the Park Disclosure Schedule shall have been obtained.
(d)    Registration Statement. The Registration Statement shall have been effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities laws or the Securities Act relating to the issuance of the shares of Parent Common Stock issuable pursuant to the Merger shall have been received.
6.2    Conditions to Obligations of Park National and Parent. The obligations of Park National and Parent to consummate the transactions contemplated hereby are also subject to the satisfaction, or waiver by Park National and Parent, at or prior to the Closing Date of the following conditions:
(a)    Accuracy of Representations and Warranties. For purposes of this Section 6.2(a), the accuracy of the representations and warranties of NewDominion set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing with the same effect as though all such representations and warranties had been made on and as of the Closing Date; provided that representations and warranties which are confined to a specified date shall speak only as of such date. The representations and warranties set forth in Sections 3.1, 3.2, 3.3(a), 3.6, 3.28 and 3.33 shall be true and correct, except for inaccuracies which are de minimis in amount or effect. There shall not exist inaccuracies in the representations and warranties of NewDominion set forth in this Agreement (including the representations and warranties set forth in Sections 3.1, 3.2, 3.3(a), 3.6, 3.28 and 3.33) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Change or Material Adverse Effect with respect to NewDominion; provided that, for purposes of this sentence only, those representations and warranties which are qualified as to “materiality,” “Material Adverse Change” or “Material Adverse Effect” or as to “NewDominion’s Knowledge” shall be deemed not to include such qualifications.
(b)    Compliance with Covenants and Obligations. NewDominion shall have performed and complied in all material respects with all of its covenants and obligations required by this Agreement to be performed or complied with prior to or at the Closing Date.
(c)    Shareholder Approval. This Agreement shall have been approved by action by the NewDominion Shareholders holding the requisite voting power under the Charter Documents and Applicable Law.
(d)    NewDominion Closing Deliverables. NewDominion shall have delivered to Parent and Park National, each of the certificates, instruments, agreements, documents, assets and other items required to be delivered by it pursuant to Section 2.17 at or prior to the Closing Date.
(e)    No Enforcement Actions. There shall have been no new enforcement actions initiated by any Regulatory Agency which, individually or in the aggregate, would reasonably be expected to materially affect NewDominion’s ability to conduct its business as currently being conducted.
(f)    Appraisal Shares. As of the Closing Date, the holders of no more than 10% of the NewDominion Common Stock that is issued and outstanding shall have taken the actions required under the NCBCA to qualify their NewDominion Common Stock as Appraisal Shares.

(g)    Tax Opinion. Parent and Park National shall have received a written opinion of Squire Patton Boggs (US) LLP dated as of the Closing Date and based on facts, representations and assumptions described in such opinions, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinions, Squire Patton Boggs (US) LLP will be entitled to receive and rely upon customary certificates and representations of the Chief Financial Officer of each of each of NewDominion and Parent as referenced in Section 5.15(b).
6.3    Conditions to the Obligations of NewDominion. The obligation of NewDominion to consummate the transactions contemplated by this transaction is also subject to the satisfaction, or waiver by NewDominion, at or prior to the Closing Date of the following conditions:
(a)    Accuracy of Representations and Warranties. For purposes of this Section 6.3(a), the accuracy of the representations and warranties of Parent and Park National set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing with the same effect as though all such representations and warranties had been made on and as of the Closing Date; provided that representations and warranties which are confined to a specified date shall speak only as of such date. The representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.9 and 4.10 shall be true and correct, except for inaccuracies which are de minimis in amount or effect. There shall not exist inaccuracies in the representations and warranties of Parent and Park National set forth in this Agreement (including the representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.9 and 4.10) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Change or Material Adverse Effect with respect to Parent or Park National; provided that, for purposes of this sentence only, those representations and warranties which are qualified as to “materiality,” “Material Adverse Change” or “Material Adverse Effect” or as to “Park National’s Knowledge” shall be deemed not to include such qualifications.
(b)    Compliance with Covenants and Obligations. Parent and Park National shall have performed and complied in all material respects with all of its covenants and obligations required by this Agreement to be performed or complied with prior to or at the Closing Date.
(c)    Park Closing Deliverables. Parent and Park National shall have delivered to NewDominion, each of the certificates, instruments, agreements, documents, assets and other items required to be delivered by it pursuant to Section 2.18 at or prior to the Closing Date.
(d)    Tax Opinion. NewDominion shall have received a written opinion of Wyrick Robbins Yates & Ponton LLP, dated as of the Closing Date and based on facts, representations and assumptions described in such opinions, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinions, Wyrick Robbins Yates & Ponton LLP will be entitled to receive and rely upon customary certificates and representations of the Chief Financial Officer of each of each of NewDominion and Parent as referenced in Section 5.15(b).

ARTICLE VII
TERMINATION
7.1    Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing Date:
(a)    by the mutual written consent of NewDominion and Park National;
(b)    by either NewDominion or Park National if the Closing Date shall not have occurred on or before the first anniversary of the date of this Agreement; provided, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing Date to occur on or prior to such date;
(c)    by either NewDominion or Park National in the event of (i) a material breach by the other party of any representation or warranty contained in this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any condition to Parent’s and Park National’s or NewDominion’s obligations set forth in Section 6.2 or Section 6.3, respectively, or (ii) a material breach by the other party of any of its obligations contained in this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any condition to Parent’s and Park National’s or NewDominion’s obligations set forth in Section 6.2 or Section 6.3, respectively; provided that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party who is then in material breach of any covenant or agreement hereunder;
(d)    by either NewDominion or Park National if (i) final action has been taken by a Regulatory Agency whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (x) has become final and nonappealable and (y) does not approve this Agreement or the transactions contemplated hereby, or (ii) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, or final nonappealable judgment which has the effect of enjoining, prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;
(e)    [Reserved];
(f)    by Park National if (i) the Board of Directors of NewDominion (or any committee thereof) shall have failed to make the NewDominion Recommendation or shall have made an Adverse Recommendation Change, or (ii) NewDominion shall have materially breached any of the provisions set forth in Sections 2.16 and 5.8;
(g)    by Park National or NewDominion, if NewDominion has received a Superior Proposal, and in accordance with Sections 2.16 and 5.8 of this Agreement, the Board of

Directors of NewDominion has delivered to Parent and Park National a Notice of Recommendation Change or made an Adverse Recommendation Change; or
(h)    by either NewDominion or Park National if the NewDominion Shareholders fail to adopt this Agreement for any reason whatsoever.
7.2    Effect of Termination.
(a)    In the event of termination of this Agreement by a party pursuant to Section 7.1, written notice thereof shall promptly be given to the other party(ies) hereto, and upon such notice this Agreement shall terminate. Except as provided under this Section 7.2 or otherwise expressly in accordance with the terms of this Agreement, upon termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and of no further force and effect, there shall be no liability on the part of any party hereto to the other party(ies), and all rights and obligations of any party hereto shall cease and the parties shall be released from any and all obligations hereunder; provided, that (i) the provisions of Section 5.3(c) shall survive any such termination; and (ii) nothing herein shall relieve any party from liability for damages resulting from fraud or the breach of any of its representations, covenants or agreements set forth in this Agreement.
(b)    Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated pursuant to Sections 7.1(f) or (g), then NewDominion shall, within five business days following the date of termination, pay to Park National the sum equal to $4,170,000 (the “Termination Fee”). The Termination Fee as provided in this Section 7.2(b) shall be paid to Park National by wire transfer of immediately available funds. NewDominion hereby waives any right to set-off or counterclaim against such amount.
(c)    Notwithstanding anything to the contrary in this Agreement, in the event that (i) an Acquisition Proposal with respect to NewDominion shall have been communicated to or otherwise made known to the shareholders, senior management or Board of Directors of NewDominion, or any Person or group of Persons shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to NewDominion after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by Park National or NewDominion pursuant to Section 7.1(b) (if approval of this Agreement by NewDominion Shareholders has not theretofore been obtained), (B) by Park National pursuant to Section 7.1(c) or (C) by Park National or NewDominion pursuant to Section 7.1(h) and (iii) prior to the date that is twelve (12) months after the date of such termination NewDominion consummates a transaction of a type set forth in the definition of “Acquisition Proposal” or enters into any definitive agreement relating to a transaction of a type set forth in the definition an “Acquisition Proposal,” then NewDominion shall on the earlier of the date such transaction is consummated or such definitive agreement is entered into, pay to Park National the Termination Fee by wire transfer of immediately available funds.
Notwithstanding the foregoing, in no event shall NewDominion be required to pay a Termination Fee (a) on more than one occasion or (b) if, at the time this Agreement is terminated by Parent or Park National, this Agreement could have been terminated by NewDominion pursuant to Section 7.1(c) or Section 7.1(d).
ARTICLE VIII
MISCELLANEOUS
8.1    Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (and duly received) if delivered personally, or sent by overnight courier (providing proof of delivery and confirmation of receipt by telephonic notice to the applicable contact person) to the parties at the following addresses or at such other addresses for a party as shall be specified by like notice:
(a)    if to Parent, to:
Park National Corporation
50 North Third Street, P.O. Box 3500
Newark, Ohio 43058
Attn: Brady T. Burt
Tel: 740-322-6844
with a copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP
221 E. Fourth Street, Suite 2900
Cincinnati, Ohio 45202
Attn: James J. Barresi
Tel: 513-361-1260
Fax: 513-361-1201
and
(b)    if to Park National, to:
The Park National Bank
50 North Third Street, P.O. Box 3500
Newark, Ohio 43058
Attn: Brady T. Burt
Tel: 740-322-6844
with a copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP
221 E. Fourth Street, Suite 2900
Cincinnati, Ohio 45202
Attn: James J. Barresi
Tel: 513-361-1260
Fax: 513-361-1201

and
(c)    if to NewDominion, to:
NewDominion Bank
1111 Metropolitan Avenue, Suite 500
Charlotte, North Carolina 28204
Attn: J. Blaine Jackson
Tel: 704-943-5718
Fax: 704-943-5788
with a copy (which shall not constitute notice) to:

Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
Attn: Todd H. Eveson
Tel: 919-781-4000
Fax: 919-781-4865
8.2    Entire Agreement. This Agreement (including the Disclosure Schedules hereto), together with the Voting and Support Agreements and the other documents and agreements delivered at the Closing Date pursuant to the provisions hereof, constitute the full and entire understanding and agreement of the parties hereto in respect of its subject matter, and supersedes all prior agreements, understandings (oral and written) and negotiations between or among the parties with regard to such subject matter. The Disclosure Schedules and the Confidentiality Agreement constitute a part hereof as though set forth in full herein.
8.3    Amendments. This Agreement (including the Disclosure Schedules attached hereto) may not be modified, amended, supplemented, canceled or discharged, except by a written instrument executed by all parties hereto.
8.4    Waivers. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. Any waiver, permit, consent or approval of any kind or character by any party of any breach or default under this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.
8.5    Binding Effect; Assignment. The rights and obligations of this Agreement shall be binding on and enforceable by the parties hereto and their respective successors and permitted assigns. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by NewDominion or Parent or Park National without the express prior written consent of the other party. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.
8.6    Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of Ohio, without regard to principles of conflicts of laws.
8.7    Consent to Jurisdiction.
(a)    Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement and the transactions contemplated hereby, whether in tort or contract or at law or in equity, exclusively, in the United States District Court or any Ohio state court sitting in Columbus, Ohio, and (1) irrevocably submits to the exclusive jurisdiction of such courts, (2) waives any objection to laying venue in any such action or proceeding in such courts, and (3) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party. Each of the parties hereto agrees that a final judgment in any action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.
(b)    Each party hereby (i) consents to service of process in any action between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by Ohio Law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 8.1, will constitute good and valid service of process in any such action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.
8.8    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY,

AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.8.
8.9    Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision, provided, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by Applicable Law.
8.10    Cumulative Remedies; Specific Performance. All rights and remedies under this Agreement or otherwise afforded by Applicable Law to any party, shall be cumulative and not alternative. Without limiting the rights of a party hereto to pursue all other legal and equitable rights available to such party for another party’s failure to perform its obligations under this Agreement, the parties hereto acknowledge and agree that the remedy at law for any failure to perform their respective obligations hereunder would be inadequate and that each party shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure.
8.11    Expenses. Each party to this Agreement shall bear its own expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, whether or not such transactions are consummated, including all fees and expenses of agents, Representatives, counsel and accountants.
8.12    Prevailing Party. In the event that any litigation between the parties hereto should arise as the result of any breach or alleged breach of this Agreement, the prevailing party in said litigation shall be entitled to recover its reasonable attorneys’ fees and costs, including attorneys’ fees and costs incurred in litigating entitlement to attorneys’ fees and costs and in determining or quantifying the amount of recoverable attorneys’ fees and costs (through both trial and appellate levels) from the nonprevailing party.
8.13    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one instrument.
8.14    Nonsurvival. None of the representations, warranties, covenants and agreements set forth in this Agreement other than Section 5.9 and this Section 8.14 shall survive the Effective Time, except for those covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.
[Remainder of page was intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger and Reorganization on the day and year first above written.
Park National Corporation

By: /s/ David L. Trautman
Name: David L. Trautman
Title: Chief Executive Officer and President

The Park National Bank

By: /s/ David L. Trautman
Name: David L. Trautman
Title: Chief Executive Officer and President

NewDominion Bank

By: /s/ J Blaine Jackson
Name: J. Blaine Jackson
Title: Chief Executive Officer
[Signature Page to Agreement and Plan of Merger and Reorganization]

ANNEX B
North Carolina Business Corporation Act
Article 13 - Appraisal Rights

Part 1. Right to Appraisal and Payment for Shares

§ 55-13-01. Definitions.
In this Article, the following definitions apply:

(1)
Affiliate. – A person that directly, or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of G.S. 55-13-01(7), a person is deemed to be an affiliate of its senior executives.

(2)	Beneficial shareholder. – A person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner's behalf.

(3)	Corporation. – The issuer of the shares held by a shareholder demanding appraisal and, for matters covered in G.S. 55-13-22 through G.S. 55-13-31, the term includes the surviving entity in a merger.

(4)	Expenses. – Reasonable expenses of every kind that are incurred in connection with a matter, including counsel fees.

(5)
Fair value. – The value of the corporation's shares (i) immediately before the effectuation of the corporate action as to which the shareholder asserts appraisal rights, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable, (ii) using customary and current valuation concepts and techniques generally employed for similar business in the context of the transaction requiring appraisal, and (iii) without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to G.S. 55-13-02(a)(5).

(6)	Interest. – Interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this State on the effective date of the corporate action.

(7)
Interested transaction. – A corporate action described in G.S. 55-13-02(a), other than a merger pursuant to G.S. 55-11-04, involving an interested person and in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition, the following definitions apply:

a.
Interested person. – A person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action met any of the following conditions:

1.	Was the beneficial owner of twenty percent (20%) or more of the voting power of the corporation, other than as owner of excluded shares.

2.
Had the power, contractually or otherwise, other than as owner of excluded shares, to cause the appointment or election of twenty-five percent (25%) or more of the directors to the board of directors of the corporation.

3.
Was a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than any of the following:

I.	Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action.

II.
Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in G.S. 55-8-31(a)(1) and (c).

III.
In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity, or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of the acquiring entity or such affiliate of the acquiring entity.

b.
Beneficial owner. – Any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares. If a member of a national securities exchange is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted, then that member of a national securities exchange shall not be deemed a "beneficial owner" of any securities held directly or indirectly by the member on behalf of another person solely because the member is the record holder of the securities. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

c.
Excluded shares. – Shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action.

(8)	Preferred shares. – A class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(9)
Record shareholder. – The person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(10)	Senior executive. – The chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(11)	Shareholder. – Both a record shareholder and a beneficial shareholder.

§ 55-13-02. Right to appraisal.

(a)    In addition to any rights granted under Article 9, a shareholder is entitled to appraisal rights and to obtain payment of the fair value of that shareholder's shares, in the event of any of the following corporate actions:

(1)
Consummation of a merger to which the corporation is a party if either (i) shareholder approval is required for the merger by G.S. 55-11-03 and the shareholder is entitled to vote on the merger, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger or (ii) the corporation is a subsidiary and the merger is governed by G.S. 55-11-04.

(2)
Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged.

(3)	Consummation of a disposition of assets pursuant to G.S. 55-12-02 if the shareholder is entitled to vote on the disposition.

(4)
An amendment of the articles of incorporation (i) with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has an obligation or right to repurchase the fractional share so created or (ii) changes the corporation into a nonprofit corporation or cooperative organization.

(5)
Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors.

(6)	Consummation of a conversion to a foreign corporation pursuant to Part 2 of Article 11A of this Chapter if the shareholder does not receive shares in the foreign corporation resulting from the conversion that (i) have terms as favorable to the shareholder in all material respects and (ii) represent at least the same percentage interest of the total voting rights of the outstanding shares of the corporation as the shares held by the shareholder before the conversion.

(7)	Consummation of a conversion of the corporation to nonprofit status pursuant to Part 2 of Article 11A of this Chapter.

(8)	Consummation of a conversion of the corporation to an unincorporated entity pursuant to Part 2 of Article 11A of this Chapter.
(b)    Notwithstanding subsection (a) of this section, the availability of appraisal rights under subdivisions (1), (2), (3), (4), (6), and (8) of subsection (a) of this section shall be limited in accordance with the following provisions:

(1)	Appraisal rights shall not be available for the holders of shares of any class or series of shares that are any of the following:

a.	A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, as amended.

b.
Traded in an organized market and has at least 2,000 shareholders and a market value of at least twenty million dollars ($20,000,000)(exclusive of the value of shares held by the corporation's subsidiaries, senior executives, directors, and beneficial shareholders owning more than ten percent (10%) of such shares).

c.
Issued by an open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, and may be redeemed at the option of the holder at net asset value.

(2)
The applicability of subdivision (1) of this subsection shall be determined as of (i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights or (ii) the day before the effective date of such corporate action if there is no meeting of shareholders.

(3)
Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision (1) of this subsection at the time the corporate action becomes effective.

(4)
Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares where the corporate action is an interested transaction.

(c)    Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment to the articles may limit or eliminate appraisal rights for any class or series of preferred shares. Any amendment to the articles that limits or eliminates appraisal rights for any shares that are outstanding immediately prior to the effective date of the amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of the amendment, however, shall not apply to any corporate action that becomes effective within one year of that date if the corporate action would otherwise afford appraisal rights.
(d)    A shareholder holding shares of a class or series that were issued and outstanding as of the effective date of this act but that did not as of that date entitle the shareholder to vote on a corporate action described in subdivision (a)(1), (2), or (3) of this section shall be entitled to appraisal rights, and to obtain payment of the fair value of the shareholder's shares of such class or series, to the same extent as if such shares did entitle the shareholder to vote on such corporate action.

§ 55-13-03. Assertion of rights by nominees and beneficial owners.

(a)    A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder's name but owned by a beneficial shareholder only if the record shareholder (i) objects with respect to all shares of the class or series owned by the beneficial shareholder and (ii) notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder's name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder's other shares were registered in the names of different record shareholders.
(b)    A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if the shareholder does both of the following:

(1)	Submits to the corporation the record shareholder's written consent to the assertion of rights no later than the date referred to in G.S. 55-13-22(b)(2)b.

(2)	Submits written consent under subdivision (1) of this subsection with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

Part 2. Procedure for Exercise of Appraisal Rights

§ 55-13-20. Notice of appraisal rights.

(a)    If any corporate action specified in G.S. 55-13-02(a) is to be submitted to a vote at a shareholders' meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this Article. If the corporation concludes that appraisal rights are or may be available, a copy of this Article must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.
(b)    In a merger pursuant to G.S. 55-11-04, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. In the case of any other corporate action specified in G.S. 55-13-02(a) with respect to which shareholders of a class or series do not have the right to vote, but with respect to which those shareholders are entitled to assert appraisal rights, the corporation must notify in writing all record shareholders of such class or series that the corporate action became effective. Notice required under this subsection must be sent within 10 days after the corporate action became effective and include the materials described in G.S. 55-13-22.
(c)    If any corporate action specified in G.S. 55-13-02(a) is to be approved by written consent of the shareholders pursuant to G.S. 55-7-04, then the following must occur:

(1)
Written notice that appraisal rights are, are not, or may be available must be given to each record shareholder from whom a consent is solicited at the time consent of each shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this Article.

(2)
Written notice that appraisal rights are, are not, or may be available must be delivered together with the notice to the applicable shareholders required by subsections (d) and (e) of G.S. 55-7-04, may include the materials described in G.S. 55-13-22, and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this Article.

(d)    If any corporate action described in G.S. 55-13-02(a) is proposed, or a merger pursuant to G.S. 55-11-04 is effected, then the notice referred to in subsection (a) or (c) of this section, if the corporation concludes that appraisal rights are or may be available, and in subsection (b) of this section shall be accompanied by the following:

(1)
The annual financial statements specified in G.S. 55-16-20(a) of the corporation that issued the shares to be appraised. The date of the financial statements shall not be more than 16 months before the date of the notice and shall comply with G.S. 55-16-20(b). If annual financial statements that meet the requirements of this subdivision are not reasonably available, then the corporation shall provide reasonably equivalent financial information.

(2)	The latest available quarterly financial statements of the corporation, if any.
The right to receive the information described in this subsection may be waived in writing by a shareholder before or after the corporate action.

§ 55-13-21. Notice of intent to demand payment and consequences of voting or consenting.

(a)    If a corporate action specified in G.S. 55-13-02(a) is submitted to a vote at a shareholders' meeting, a shareholder who is entitled to vote on the corporate action and who wishes to assert appraisal rights with respect to any class or series of shares must do the following:

(1)	Deliver to the corporation, before the vote is taken, written notice of the shareholder's intent to demand payment if the proposed action is effectuated.

(2)	Not vote, or cause or permit to be voted, any shares of any class or series in favor of the proposed action.
(b)    If a corporate action specified in G.S. 55-13-02(a) is to be approved by less than unanimous written consent, a shareholder who is entitled to vote on the corporate action and who wishes to assert appraisal rights with respect to any class or series of shares must not execute a consent in favor of the proposed action with respect to that class or series of shares.
(c)    A shareholder who fails to satisfy the requirements of subsection (a) or (b) of this section is not entitled to payment under this Article.

§ 55-13-22. Appraisal notice and form.

(a)    If a corporate action requiring appraisal rights under G.S. 55-13-02(a) becomes effective, the corporation must deliver a written appraisal notice and form required by subdivision (b)(1) of this section to all shareholders who satisfied the requirements of G.S. 55-13-21. In the case of a merger under G.S. 55-11-04, the parent corporation must deliver a written appraisal notice and form to all record shareholders of the subsidiary who may be entitled to assert appraisal rights. In the case of any other corporate action specified in G.S. 55-13-02(a) that becomes effective and with respect to which shareholders of a class or series do not have the right to vote but with respect to which such shareholders are entitled to assert appraisal rights, the corporation must deliver a written appraisal notice and form to all record shareholders of such class or series who may be entitled to assert appraisal rights.
(b)    The appraisal notice must be sent no earlier than the date the corporate action specified in G.S. 55-13-02(a) became effective and no later than 10 days after that date. The appraisal notice must include the following:

(1)
A form that specifies the first date of any announcement to shareholders, made prior to the date the corporate action became effective, of the principal terms of the proposed corporate action. If such an announcement was made, the form shall require a shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date. The form shall require a shareholder asserting appraisal rights to certify that the shareholder did not vote for or consent to the transaction.

(2)	Disclosure of the following:

a.
Where the form must be sent and where certificates for certificated shares must be deposited, as well as the date by which those certificates must be deposited. The certificate deposit date must not be earlier than the date for receiving the required form under sub-subdivision b. of this subdivision.

b.
A date by which the corporation must receive the payment demand, which date may not be fewer than 40 nor more than 60 days after the date the appraisal notice required under subsection (a) of this section and form are sent. The form shall also state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by the specified date.

c.	The corporation's estimate of the fair value of the shares.

d.
That, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in sub-subdivision b. of this subdivision, the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

e.	The date by which the notice to withdraw under G.S. 55-13-23 must be received, which date must be within 20 days after the date specified in sub-subdivision b. of this subdivision.

(3)	Be accompanied by a copy of this Article.

§ 55-13-23. Perfection of rights; right to withdraw.

(a)    A shareholder who receives notice pursuant to G.S. 55-13-22 and who wishes to exercise appraisal rights must sign and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder's certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to G.S. 55-13-22(b)(2). In addition, if applicable, the shareholder must certify on the form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to G.S. 55-13-22(b)(1). If a shareholder fails to make this certification, the corporation may elect to treat the shareholder's shares as after-acquired shares under G.S. 55-13-27. Once a shareholder deposits that shareholder's certificates or, in the case of uncertificated shares, returns the signed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (b) of this section.
(b)    A shareholder who has complied with subsection (a) of this section may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to G.S. 55-13-22(b)(2)e. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation's written consent.
(c)    A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder's share certificates where required, each by the date set forth in the notice described in G.S. 55-13-22(b) shall not be entitled to payment under this Article.

§ 55-13-25. Payment.

(a)    Except as provided in G.S. 55-13-27, within 30 days after the form required by G.S. 55-13-22(b) is due, the corporation shall pay in cash to the shareholders who complied with G.S. 55-13-23(a) the amount the corporation estimates to be the fair value of their shares, plus interest.
(b)    The payment to each shareholder pursuant to subsection (a) of this section must be accompanied by the following:

(1)	The following financial information:

a.
The annual financial statements specified in G.S. 55-16-20(a) of the corporation that issued the shares to be appraised. The date of the financial statements shall not be more than 16 months before the date of payment and shall comply with G.S. 55-16-20(b). If annual financial statements that meet the requirements of this sub‑subdivision are not reasonably available, the corporation shall provide reasonably equivalent financial information.

b.	The latest available quarterly financial statements, if any.

(2)	A statement of the corporation's estimate of the fair value of the shares. The estimate must equal or exceed the corporation's estimate given pursuant to G.S. 55-13-22(b)(2)c.

(3)
A statement that the shareholders described in subsection (a) of this section have the right to demand further payment under G.S. 55-13-28 and that if a shareholder does not do so within the time period specified therein, then the shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation's obligations under this Article.

§ 55-13-27. After-acquired shares.

(a)    A corporation may elect to withhold payment required by G.S. 55-13-25 from any shareholder who was required to but did not certify that beneficial ownership of all of the shareholder's shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to G.S. 55-13-22(b)(1).
(b)    If the corporation elected to withhold payment under subsection (a) of this section, it must, within 30 days after the form required by G.S. 55-13-22(b) is due, notify all shareholders who are described in subsection (a) of this section of the following:

(1)	The information required by G.S. 55-13-25(b)(1).

(2)	The corporation's estimate of fair value pursuant to G.S. 55-13-25(b)(2).

(3)	That they may accept the corporation's estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under G.S. 55-13-28.

(4)	That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation's offer within 30 days after receiving the offer.

(5)	That those shareholders who do not satisfy the requirements for demanding appraisal under G.S. 55-13-28 shall be deemed to have accepted the corporation's offer.
(c)    Within 10 days after receiving the shareholder's acceptance pursuant to subsection (b) of this section, the corporation must pay in cash the amount it offered under subdivision (b)(2) of this section to each shareholder who agreed to accept the corporation's offer in full satisfaction of the shareholder's demand.

(d)    Within 40 days after sending the notice described in subsection (b) of this section, the corporation must pay in cash the amount it offered to pay under subdivision (b)(2) of this section to each shareholder described in subdivision (b)(5) of this section.

§ 55-13-28. Procedure if shareholder dissatisfied with payment or offer.

(a)    A shareholder paid pursuant to G.S. 55-13-25 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder's estimate of the fair value of the shares and demand payment of that estimate plus interest (less any payment under G.S. 55-13-25). A shareholder offered payment under G.S. 55-13-27 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder's stated estimate of the fair value of the shares, plus interest.
(b)    A shareholder who fails to notify the corporation in writing of that shareholder's demand to be paid the shareholder's stated estimate of the fair value, plus interest, under subsection (a) of this section within 30 days after receiving the corporation's payment or offer of payment under G.S. 55-13-25 or G.S. 55-13-27, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.
Part 3. Judicial Appraisal of Shares.

§ 55-13-30. Court Action.

(a)    If a shareholder makes a demand for payment under G.S. 55-13-28 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, the corporation shall pay in cash to each shareholder the amount the shareholder demanded pursuant to G.S. 55-13-28, plus interest.
(b)    The corporation shall commence the proceeding in the appropriate court of the county where the corporation's principal office (or, if none, its registered office) in this State is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.
(c)    The corporation shall make all shareholders (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.
(d)    The jurisdiction of the superior court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a trial by jury.
(e)    Each shareholder made a party to the proceeding is entitled to judgment either (i) for the amount, if any, by which the court finds the fair value of the shareholder's shares, plus interest, exceeds the amount paid by the corporation to the shareholder for the shareholder's shares or (ii) for the fair value, plus interest, of the shareholder's shares for which the corporation elected to withhold payment under G.S. 55-13-27.

§ 55-13-31. Court costs and expenses.

(a)    The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.
(b)    The court in an appraisal proceeding may also assess the expenses for the respective parties, in amounts the court finds equitable:

(1)
Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20, 55-13-22, 55-13-25, or 55-13-27.

(2)
Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

(c)    If the court in an appraisal proceeding finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that these expenses should not be assessed against the corporation, the court may direct that the expenses be paid out of the amounts awarded the shareholders who were benefited.
(d)    To the extent the corporation fails to make a required payment pursuant to G.S. 55-13-25, 55-13-27, or 55-13-28, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all expenses of the suit.

Part 4. Other Remedies.

§ 55-13-40. Other remedies limited.

(a)    The legality of a proposed or completed corporate action described in G.S. 55-13-02(a) may not be contested, nor may the corporate action be enjoined, set aside, or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.
(b)    Subsection (a) of this section does not apply to a corporate action that:

(1)	Was not authorized and approved in accordance with the applicable provisions of any of the following:
a.    Article 9, 9A, 10, 11, 11A, or 12 of this Chapter.
b.    The articles of incorporation or bylaws.

c.	The resolution of the board of directors authorizing the corporate action.

(2)
Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading.

(3)
Constitutes an interested transaction, unless it has been authorized, approved, or ratified by either (i) the board of directors or a committee of the board or (ii) the shareholders, in the same manner as is provided in G.S. 55-8-31(a)(1) and (c) or in G.S. 55-8-31(a)(2) and (d), as if the interested transaction were a director's conflict of interest transaction.

(4)	Was approved by less than unanimous consent of the voting shareholders pursuant to G.S. 55-7-04, provided that both of the following are true:

a.
The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least 10 days before the corporate action was effected.

b.	The proceeding challenging the corporate action is commenced within 10 days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding.

ANNEX C

Opinion of Sandler O’Neill & Partners, L.P.

January 22, 2018

Board of Directors
NewDominion Bank
1111 Metropolitan Avenue, Suite 500
Charlotte, NC 28204

Ladies and Gentlemen:

NewDominion Bank (“NewDominion”), Park National Corporation (“Parent”) and The Park National Bank, a wholly-owned subsidiary of Parent (“Park National”), are proposing to enter into an Agreement and Plan of Merger and Reorganization (the “Agreement”) pursuant to which NewDominion will, subject to the terms and conditions set forth in the Agreement, merge with and into Park National with Park National being the surviving entity (the “Merger”). Pursuant to the terms and conditions of the Agreement, at the Effective Time, each share of NewDominion’s voting common stock and non-voting common stock, par value $0.25 per share (collectively, “NewDominion Common Stock”), issued and outstanding immediately prior to the Effective Time, except for certain shares of NewDominion Common Stock as specified in the Agreement, will be converted into and shall thereafter represent the right to receive, at the election of the holder thereof, subject to pro ration, either (i) 0.01023 shares (the “Exchange Ratio”) of common stock, no par value, of Parent (“Parent Common Stock”) (the “Stock Consideration”), or (ii) $1.08 in cash (the “Cash Consideration”). In addition, the Agreement provides, generally, that shareholder elections may be adjusted as necessary to result in an overall ratio of 60% of NewDominion Common Stock being converted into the right to receive the Stock Consideration and 40% of NewDominion Common Stock being converted into the right to receive the Cash Consideration. The Cash Consideration and Stock Consideration are collectively referred to herein as the “Merger Consideration.” Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of NewDominion Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated January 21, 2018; (ii) certain publicly available financial statements and other historical financial information of NewDominion that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Parent and Park National that we deemed relevant; (iv) certain internal financial projections for NewDominion for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of NewDominion; (v) publicly available consensus median analyst earnings per share estimates for Parent for the years ending December 31, 2018 and December 31, 2019, as well as a long-term earnings per share growth rate for the years thereafter and dividends per share for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of Parent; (vi) the pro forma financial impact of the Merger on Parent based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as financial projections for NewDominion for the years ending December 31, 2019 through December 31, 2022, as provided by the senior management of Parent; (vii) the publicly reported historical price and trading activity for NewDominion Common Stock and Parent Common Stock, including a comparison of certain stock market information for NewDominion Common Stock and Parent Common Stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded; (viii) a comparison of certain financial information for NewDominion and Parent with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide and regional basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the management of NewDominion and its representatives the business, financial condition, results of operations and prospects of NewDominion and held similar discussions with certain members of the management of Parent and its representatives regarding the business, financial condition, results of operations and prospects of Parent.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by NewDominion or Parent or their respective representatives, or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied on the assurances of the respective managements of NewDominion and Parent that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of NewDominion or Parent or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of NewDominion or Parent. We did not make an independent evaluation of the adequacy of the allowance for loan losses of NewDominion or Parent, or of the combined entity after the Merger, and we have not reviewed any individual credit files relating to NewDominion or Parent. We have assumed, with your consent, that the respective allowances for loan losses for both NewDominion and Parent are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for NewDominion for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of NewDominion. In addition, Sandler O’Neill used publicly available consensus median analyst earnings per share estimates for Parent for the years ending December 31, 2018 and December 31, 2019, as well as a long-term earnings per share growth rate for the years thereafter and dividends per share for the years ending December 31, 2018 through December 31, 2022, as provided by the senior management of Parent. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as financial projections for NewDominion for the years ending December 31, 2019 through December 31, 2022, as provided by the senior management of Parent. With respect to the foregoing information, the respective managements of NewDominion and Parent confirmed to us that such information reflected (or, in the case of the publicly available consensus median analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of NewDominion and Parent, respectively, and the other matters covered thereby, and we assumed that the future financial performance reflected in such information would be achieved. We express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of NewDominion or Parent since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that NewDominion and Parent will remain as going concerns for all periods relevant to our analysis.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on NewDominion, Parent or the Merger or any related transaction, (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice that NewDominion has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Parent Common Stock at any time or what the value of Parent Common Stock will be once it is actually received by the holders of NewDominion Common Stock.
We have acted as NewDominion’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon closing of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the portion of the transaction fee which will become payable to Sandler O’Neill on the day of closing of the Merger. NewDominion has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In the two years preceding the date hereof we have provided certain other investment banking services to, and received fees from, NewDominion. Most recently, Sandler O’Neill acted as placement agent in connection with NewDominion’s offer and sale of securities, which transaction occurred in January 2016. In addition, in the two years preceding the date hereof we have provided certain investment banking services to, and received fees from, Parent. Most recently, Sandler O’Neill acted as financial advisor to Parent and received a retainer fee for such services in June 2016. In addition, in the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to NewDominion, Parent and their respective affiliates. We may also actively trade the equity and debt securities of NewDominion, Parent and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of NewDominion in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of NewDominion as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of NewDominion Common Stock and does not address the underlying business decision of NewDominion to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for NewDominion or the effect of any other transaction in which NewDominion might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of NewDominion or Parent, or any class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to holders of NewDominion Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

______________________________________________________________________________________________________
ANNEX D
Financial Statements of NewDominion

INDEPENDENT AUDITOR’S REPORT

Board of Directors
NewDominion Bank

Report on the Financial Statements
We have audited the accompanying consolidated financial statements of NewDominion Bank and its subsidiary (the “Bank”), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statement (collectively, the “financial statements”).

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NewDominion Bank and its subsidiary as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Charlotte, North Carolina
March 1, 2018

NewDominion Bank
Consolidated Balance Sheets
December 31, 2017 and 2016

	2017	2016
ASSETS
Cash and due from banks	$1,305,289	$1,283,700
Interest-earning bank balances	25,185,822	37,122,427
Federal funds sold	150,000	150,000
Investment securities available for sale, at fair value (amortized cost $23,598,058 in 2017; $21,987,824 in 2016)	23,241,200	21,666,043
Mortgage loans held for sale	1,216,562	2,404,143
Loans	281,216,025	247,823,435
Allowance for loan losses	(3,347,740)	(3,579,055)
NET LOANS	277,868,285	244,244,380

Accrued interest receivable	601,574	526,867
Bank premises and equipment, net	945,817	1,173,987
Other real estate owned	2,699,210	5,006,833
Federal Home Loan Bank stock	922,100	914,400
Other investments	469,433	469,433
Other assets	3,708,867	995,800

TOTAL ASSETS	$338,314,159	$315,958,013

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Transaction, noninterest-bearing	$81,215,387	$55,365,989
Transaction, interest-bearing	8,490,730	7,569,092
Money market and savings	108,144,017	112,288,715
Time	84,492,229	84,394,999
TOTAL DEPOSITS	282,342,363	259,618,795

Securities sold under agreements to repurchase	-	5,106,718
Federal Home Loan Bank advances	15,000,000	15,000,000
Accrued interest payable	53,407	42,843
Accrued expenses and other liabilities	1,902,350	2,200,775
TOTAL LIABILITIES	299,298,120	281,969,131

Commitments (Notes D, K and L)

Stockholders’ equity:
Preferred stock, Series A, no par value, 5,000,000 shares authorized,
no shares issued and outstanding	-	-
Preferred stock, Series B, no par value, 1,143,929 shares authorized, no shares issued and outstanding	-	-
Preferred stock, Series C, no par value, 16,030,365 shares authorized, no shares issued and outstanding	-	-
Common stock, voting, $0.25 par value, 100,000,000 shares authorized,
37,548,301 and 36,931,423 shares issued and outstanding at December 31, 2017 and December 31, 2016, respectively	9,387,077	9,232,858
Common stock, non-voting, $0.25 par value, 40,000,000 shares authorized,
38,272,962 shares issued and outstanding	9,568,241	9,568,241
Additional paid-in capital	57,507,133	57,197,754
Retained deficit	(37,171,561)	(41,803,968)
Accumulated other comprehensive loss	(274,851)	(206,003)

TOTAL STOCKHOLDERS’ EQUITY	39,016,039	33,988,882
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$338,314,159	$315,958,013

See Accompanying Notes to Consolidated Financial Statements D-2

NewDominion Bank
Consolidated Statements of Operations
For the years ended December 31, 2017 and 2016

	2017	2016
INTEREST INCOME
Loans	$12,228,679	$11,683,755
Federal funds sold and interest earning deposits	346,502	222,781
Available for sale securities	629,724	505,003
Other	134,782	64,511
TOTAL INTEREST INCOME	13,339,687	12,476,050

INTEREST EXPENSE
Demand, money market and savings deposits	778,711	736,428
Time deposits	868,764	906,857
Federal funds purchased and securities sold under agreements to repurchase	4	5
Federal Home Loan Bank advances	198,432	158,368
TOTAL INTEREST EXPENSE	1,845,911	1,801,658
NET INTEREST INCOME	11,493,776	10,674,392
(REDUCTION OF) PROVISION FOR LOAN LOSSES	(443,784)	-

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	11,937,560	10,674,392

NON-INTEREST INCOME
Service charges	61,606	90,518
Net realized losses from sale of available for sale securities	(204,130)	-
Mortgage banking income	892,321	693,602
Other	393,008	371,005
TOTAL NON-INTEREST INCOME	1,142,805	1,155,125

NON-INTEREST EXPENSE
Salaries and employee benefits	6,000,939	5,774,514
Occupancy	1,441,990	1,465,690
Net loss on other real estate owned	30,737	205,923
FDIC Insurance	185,281	443,587
Net loss on disposal of premises and equipment	1,118	42,975
Net expenses (recovery) on problem assets	332,680	(54,341)
Data processing and outside service fees	1,087,979	1,182,244
Legal, accounting and consulting fees	349,387	655,051
Office supplies, telephone and postage	105,298	176,886
Advertising and promotion	300,073	364,700
Other	1,269,137	843,807
TOTAL NON-INTEREST EXPENSE	11,104,619	11,101,036

INCOME BEFORE INCOME TAXES	1,975,746	728,481

INCOME TAX BENEFIT	(2,610,269)	-

NET INCOME	$4,586,015	$728,481

See Accompanying Notes to Consolidated Financial Statements D-3

NewDominion Bank
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2017 and 2016

	2017	2016

NET INCOME	$4,586,015	$728,481

OTHER COMPREHENSIVE LOSS
Unrealized losses on investment securities available for sale:
Unrealized holding losses arising during period	(239,207)	(38,219)

Reclassification adjustment for realized losses	204,130	-

Tax effect	12,620	11,884

Total other comprehensive loss, net of tax	(22,457)	(26,335)

COMPREHENSIVE INCOME	$4,563,558	$702,146

See Accompanying Notes to Consolidated Financial Statements D-4

NewDominion Bank
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2017 and 2016

(Dollars in Thousands)	Preferred Stock Series A		Preferred Stock Series B		Preferred Stock Series C		Common Stock, Voting		Common Stock, Non-Voting		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Equity

Balance at December 31, 2015	5,000	$2,792	-	$ -	16,030,365	$17,313	33,637,716	$8,410	-	$ -	$46,104	$(42,532)	$(180)	$31,907

Expense for stock
based compensation	-	-	-	-	-	-	-	-	-	-	26	-	-	26

Issuance of common stock	-	-	-	-	-	-	1,498,707	375	-	-	435	-	-	810

Issuance of non-voting common
stock	-	-	-	-	-	-	-	-	1,525,752	381	442	-	-	823

Conversion of preferred stock series A to voting
& nonvoting common stock	(5,000)	(2,792)	-	-	-	-	1,795,000	448	4,686,481	1,172	1,172	-	-	-

Conversion of preferred
stock series C to non-voting common stock	-	-	-	-	(16,030,365)	(17,313)	-	-	32,060,729	8,015	9,298	-	-	-

Stock issuance costs	-	-	-	-	-	-	-	-	-	-	(279)	-	-	(279)

Net income	-	-	-	-	-	-	-	-	-	-	-	728	-	728

Other comprehensive
loss	-	-	-	-	-	-	-	-	-	-	-	-	(26)	(26)

Balance at December 31, 2016	-	-	-	-	-		36,931,423	9,233	38,272,962	9,568	57,198	(41,804)	(206)	33,989

Expense for stock
based compensation	-	-	-	-	-	-	-	-	-	-	130	-	-	130

Issuance of restricted stock	-	-	-	-	-	-	616,878	154	-	-	179	-	-	333

Change in accumulated
other comprehensive
income related to
ASU 2018-02	-	-	-	-	-	-	-	-	-	-	-	46	(46)	-

Net income	-	-	-	-	-	-	-	-	-	-	-	4,586	-	4,586

Other comprehensive
loss	-	-	-	-	-	-	-	-	-	-	-	-	(22)	(22)

Balance at December 31, 2017	-	$ -	-	$ -	-	$ -	37,548,301	$9,387	38,272,962	$9,568	$57,507	$(37,172)	$(274)	$39,016

See Accompanying Notes to Consolidated Financial Statements D-5

NewDominion Bank
Consolidated Statements of Cash Flows
For the years ended December 31, 2017 and 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,586,015	$728,481

Adjustments to reconcile net income to net
cash provided (used) by operating activities:
Depreciation and amortization	404,194	434,287
Reduction for allowance for loan losses	(443,784)	-
Proceeds from sale of mortgage loans held for sale	34,785,158	27,412,856
Originations of mortgage loans held for sale	(32,705,256)	(29,141,040)
Net loss on sale of available for sale securities	204,130	-
Gain on sale of mortgage loans held for sale	(892,321)	(675,959)
Gain on sale of other real estate owned	(39,384)	(336,651)
Write-downs of other real estate owned	70,121	542,574
Deferred income taxes	(2,610,269)	-
Stock-based compensation	463,598	25,201
Loss on disposal of premises and equipment	1,118	42,975
Change in assets and liabilities:
Increase in accrued interest receivable	(74,707)	(43,076)
(Increase) decrease in other assets	(90,177)	303,560
Increase in interest payable	10,564	1,483
Decrease in accrued expenses and other liabilities	(298,425)	(355,014)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	3,370,575	(1,060,323)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of investment securities available for sale	(5,793,033)	(5,016,660)
Proceeds from sales, maturities, and calls of investment securities available for sale	3,879,813	3,418,745
Net purchase of other investments	-	(50,000)
Net purchase of FHLB stock	(7,700)	(432,100)
Net increase in loans	(33,180,121)	(1,145,321)
Proceeds from sale of other real estate owned	2,276,886	3,499,628
Improvements to other real estate owned	-	(128,485)
Purchases of bank premises and equipment	(78,286)	(132,455)
NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES	(32,902,441)	13,352

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits	22,723,568	(1,181,566)
Net decrease in securities sold under agreements to repurchase	(5,106,718)	(2,202,305)
Net proceeds in Federal Home Loan Bank advances	-	10,000,000
Proceeds from common stock issuance, net of costs	-	1,354,738
NET CASH PROVIDED BY FINANCING ACTIVITIES	17,616,850	7,970,867

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,915,016)	6,923,896
CASH AND CASH EQUIVALENTS, BEGINNING	38,556,127	31,632,231

CASH AND CASH EQUIVALENTS, ENDING	$26,641,111	$38,556,127

See Accompanying Notes to Consolidated Financial Statements D-6

NewDominion Bank
Consolidated Statements of Cash Flows
For the years ended December 31, 2017 and 2016

	2017	2016

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$1,835,347	$1,800,175

Cash paid for income taxes	$10,000	$—

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
AND FINANCING ACTIVITIES:
Change in unrealized loss on available for sale
securities, net of tax	$(22,457)	$(26,335)

Transfer of loans to other real estate owned	$—	$2,652,850

Conversion of preferred stock Series A to common stock	$—	$2,792,463
Conversion of preferred stock Series C to common stock	$—	$17,312,793

See Accompanying Notes to Consolidated Financial Statements D-7

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE A - ORGANIZATION AND OPERATIONS

NewDominion Bank (the “Bank”) was incorporated on January 7, 2005 and began banking operations on January 10, 2005. The Bank has one wholly owned subsidiary, X Holdings, LLC, which is an entity that serves as the Bank’s trustee for the Bank’s deeds of trust. All financial information is presented on a consolidated basis. The Bank is engaged in general commercial and retail banking in the Charlotte and surrounding regions of North Carolina, operating under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, other real estate owned valuation and provision for taxes.

Cash Equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents include cash and due from banks, interest-earning bank balances and federal funds sold.

Securities Available for Sale

Available for sale securities are reported at fair value and consist of debt instruments that are not classified as trading securities or as held to maturity securities. Unrealized holding gains and losses, net of applicable deferred income tax, on available for sale securities are reported as a net amount in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific-identification method. Declines in the fair value of individual available for sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value.

In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value or for a debt security whether it is more-likely-than-not that the Bank will be required to sell the debt security prior to recovering its fair value. Premiums and discounts are recognized in interest income using the effective interest method over the period to maturity.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mortgage Loans Held for Sale
The Bank originates fixed and variable rate residential mortgage loans on a service release basis in the secondary market. Loans closed but not yet settled with an investor are carried in our loans held for sale portfolio. Virtually all of these loans have commitments to be purchased by investors and the majority of these loans were locked in by price with the investors on the same day or shortly thereafter that the loan was locked in with our customers. Therefore, these loans present very little market risk. We usually deliver to, and receive funding from, the investor within 30 to 60 days. Commitments to sell these loans to the investor are considered derivative contracts and are sold to investors on a “best efforts” basis. We are not obligated to deliver a loan or pay a penalty if a loan is not delivered to the investor. As a result of the short-term nature of these derivative contracts, the fair value of the mortgage loans held for sale in most cases is the same as the value of the loan amount at its origination.
Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations as a component of mortgage banking income. Gains or losses on sales of loans are recognized when control over these assets has been surrendered and are included in mortgage banking income in the consolidated statements of income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding principal adjusted for any charge-offs, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Net loan origination fees are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on loans is discontinued at the time the loan is either 90 days delinquent, unless the loan is well secured and in process of collection, or the collection of such interest becomes doubtful. Past due status is based on the contractual terms of the loan. When interest accrual is discontinued, all unpaid accrued interest is reversed from interest income. Interest income is recognized on nonaccrual loans using the cash basis or cost recovery method, until qualifying for return to accrual. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment and there is a sustained period of repayment performance by the borrower, generally six months.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes that all or a portion of the loans is determined to be uncollectable. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. The allowance consists of specific and general components.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The specific component relates to loans that are individually classified as impaired. Loans are considered impaired when it is probable that all amounts due will not be collected in accordance with the contractual terms of the loan. Impaired loans typically include nonaccrual loans, loans over 90 days past due still accruing, troubled debt restructured loans and other potential problem loans considered impaired based on consideration of factors such as financial condition of the borrower. Potential problem loans are loans which are currently performing and are not included in non-accrual or restructured loans, but about which we have serious doubts as to the borrower’s ability to comply with present repayment terms. These loans are likely to be included later in nonaccrual, past due over 90 days or restructured loans, so they are considered impaired by management. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Bank to recognize changes to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

The general component covers non‑impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Bank. This actual loss experience is supplemented with other environmental factors based on the risks present for each portfolio segment. These environmental factors include consideration of the following: levels of and trends in delinquencies; non-performing asset trends; other changes in lending policies, procedures, loan review system, and practices; experience, ability, and depth of lending management and other relevant staff; changes in the value of underlying collateral for collateral dependent loans; credit concentrations; changes in the legal and regulatory environment; and national and local economic trends and conditions.

While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Bank to recognize changes to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which are five to fifteen years for leasehold improvements equating to the lesser of estimated useful life or lease term and three to seven years for furniture and equipment. Repairs and maintenance costs are charged to operations as incurred and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Real Estate Owned

Real estate acquired through, or in lieu of, loan foreclosure is initially recorded at fair value less cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, management periodically performs valuations of the property and the real estate is carried at the lower of cost or fair value minus estimated cost to sell. Revenue and expenses from operations and changes in the valuation are included in non-interest expense.

Non-marketable Equity Securities

Non-marketable equity securities include Federal Home Loan Bank (FHLB) stock and two investments in limited partnerships providing lending services to middle market companies.

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.

The investments in the limited partnerships are included with other investments in the balance sheets. The Bank owns less than 20 percent in each partnership and carries the investment at cost. The investments are periodically evaluated for impairment based on ultimate recovery of initial cost.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are also recognized for operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and prior to their expiration governed by the income tax code. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

It is the Bank’s policy to recognize interest and penalties associated with uncertain tax positions as components of income taxes. The Bank did not recognize any interest or penalties related to income tax during the years ended December 31, 2017 and 2016, and did not accrue any interest or penalties as of December 31, 2017 or 2016. The Bank did not have an accrual for uncertain tax positions as deductions taken and benefits accrued are based on widely understood administrative practices and procedures, and are based on clear and unambiguous tax law.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Preferred Stock

During 2011, the Bank authorized 5,000,000 shares and issued 5,000 shares of Series A fixed rate, non-cumulative, perpetual preferred stock. The stock carried an 8 percent fixed dividend rate. The preferred stock was issued at the fair value on the date of the transaction which resulted in a discount of $2,207,537. The preferred stock can only be redeemed at the option of the issuer. If redemption does occur at an amount in excess of fair value, the discount will be treated as a dividend at the time of redemption. During 2016, an investor purchased the 5,000 shares of Series A preferred stock for $3,500,000 from another stockholder and immediately redeemed the shares for 1,795,000 shares of voting common stock and 4,686,481 shares of non-voting common stock. Since the fair value transferred was greater than the carrying amount of the shares surrenderd, due to the Bank having a retained deficient, additional-paid-in-capital was reduced by the difference of $704,537. Earnings available to common shareholders was also reduced by the difference. At December 31, 2017 and 2016, there were no shares of Series A preferred stock issued or outstanding.

During 2015, the Bank authorized and issued 1,143,929 shares of Series B non-cumulative, perpetual preferred stock with proceeds totaling $846,507. This series of stock was issued at a price of $0.74 per share. On December 29, 2015, the Series B preferred stock was converted to common stock at a price of $0.54 per share and resulted in an additional 1,567,612 in common stock to be issued. At December 31, 2016 and 2017, there were no shares of Series B preferred stock issued or outstanding.

During 2015, the Bank authorized and issued 16,030,365 shares of Series C non-cumulative, perpetual preferred stock with proceeds totaling $17,312,794. This stock was issued at a price of $1.08 per share and has no par value. During 2016, the Series C preferred stock was converted to non-voting common stock at $0.54 per share. This resulted in 32,060,729 shares of non-voting common stock to be issued. At December 31, 2017 and 2016, there were no shares of Series C preferred stock issued or outstanding.

Common Stock

During 2016, the Bank authorized a class of non-voting common stock with a par value of $0.25 per share. The Bank has authorized 40,000,000 shares of non-voting common stock. Throughout 2016, the Bank issued a total of 38,272,962 shares of non-voting common stock all at a price of $0.54 per share.

During 2016, the Bank closed a secondary common stock offering in which it issued an additional 1,172,607 shares of common stock at a price of $0.54 per share. The proceeds of the common stock issuance amounted to $633,208. As part of the redemption of the Series A preferred stock discussed above, one of the Bank’s investors purchased an additional $1,000,000 of stock at $0.54 per share. This resulted in the issuance of 326,100 shares of voting common stock and 1,525,752 shares of non-voting common stock.

Stock Issuance Costs

Stock issuance costs totaling $278,469 were netted from additional paid in capital during the 2016 capital raise.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Compensation Plans

The Bank recognizes in the statements of operations the grant-date fair value of stock options and other equity-based compensation issued to employees over the period during which an employee is required to provide service in exchange for the award, which will often be the shorter of the vesting period or the period until the employee will be retirement eligible. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 sets accounting requirements for "share-based" compensation to employees, including employee-stock purchase plans. Awards to most non-employee directors will be accounted for as employee awards.

Comprehensive Income

The Bank reports as comprehensive income all changes in stockholders' equity during the year from sources other than stockholders. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Bank's components of other comprehensive income, which consist of unrealized gains and losses on investment securities available for sale are presented on the Statements of Comprehensive Income.

Restrictions on Cash

Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

New Accounting Standards

The following is a summary of recent authoritative pronouncements:

In May 2014, the FASB issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance will be effective for the Bank for reporting periods beginning after December 15, 2017.

The Bank will apply the guidance using a modified retrospective approach. The Bank’s revenue is comprised of net interest income and noninterest income. The scope of the guidance explicitly excludes net interest income as well as many other revenues for financial assets and liabilities including loans, leases, securities, and derivatives. Accordingly, the majority of our revenues will not be affected. The Bank is currently assessing our revenue contracts related to revenue streams that are within the scope of the standard. Our accounting policies will not change materially since the principles of revenue recognition from the ASU are largely consistent with existing guidance and current practices applied by our businesses. We have not identified material changes to the timing or amount of revenue recognition. Based on the updated guidance, we do anticipate changes in our disclosures associated with our revenues. We will provide qualitative disclosures of our performance obligations related to our revenue recognition and we continue to evaluate disaggregation for significant categories of revenue in the scope of the guidance.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In February 2015, the FASB issued guidance which amends the consolidation requirements and significantly changes the consolidation analysis required under U.S. GAAP. Although the amendments are expected to result in the deconsolidation of many entities, the Bank will need to reevaluate all its previous consolidation conclusions. The amendments will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted (including during an interim period), provided that the guidance is applied as of the beginning of the annual period containing the adoption date. The Bank does not expect these amendments to have a material effect on its financial statements.

In August 2015, the FASB deferred the effective date of ASU 2014-09, Revenue from Contracts with Customers. As a result of the deferral, the guidance in ASU 2014-09 will be effective for the Bank for reporting periods beginning after December 15, 2017. The Bank will apply the guidance using a modified retrospective approach. The Bank does not expect these amendments to have a material effect on its financial statements.

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted.

We expect to adopt the guidance using the modified retrospective method and practical expedients for transition. The practical expedients allow us to largely account for our existing leases consistent with current guidance except for the incremental balance sheet recognition for lessees. We have started an initial evaluation of our leasing contracts and activities. We have also started developing our methodology to estimate the right-of use assets and lease liabilities, which is based on the present value of lease payments (the December 31, 2017 future minimum lease payments were $5.0 million). We do not expect a material change to the timing of expense recognition, but we are early in the implementation process and will continue to evaluate the impact. We are evaluating our existing disclosures and may need to provide additional information as a result of adoption of the ASU.

In March 2016, the FASB amended the Revenue from Contracts with Customers topic of the Accounting Standards Codification to clarify the implementation guidance on principal versus agent considerations and address how an entity should assess whether it is the principal or the agent in contracts that include three or more parties. The amendments will be effective for the Bank for reporting periods beginning after December 15, 2017. The Bank does not expect these amendments to have a material effect on its financial statements.

In April 2016, the FASB amended the Revenue from Contracts with Customers topic of the Accounting Standards Codification to clarify guidance related to identifying performance obligations and accounting for licenses of intellectual property. The amendments will be effective for the Bank for reporting periods beginning after December 15, 2017. The Bank does not expect these amendments to have a material effect on its financial statements.

In May 2016, the FASB amended the Revenue from Contracts with Customers topic of the Accounting Standards Codification to clarify guidance related to collectability, noncash consideration, presentation of sales tax, and transition. The amendments will be effective for the Bank for reporting periods beginning after December 15, 2017. The Bank does not expect these amendments to have a material effect on its financial statements.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In December 2016, the FASB issued technical corrections and improvements to the Revenue from Contracts with Customers Topic. These corrections make a limited number of revisions to several pieces of the revenue recognition standard issued in 2014. The effective date and transition requirements for the technical corrections will be effective for the Bank for reporting periods beginning after December 15, 2017. The Bank will apply the guidance using a modified retrospective approach. The Bank does not expect these amendments to have a material effect on its financial statements.

In March 2016, the FASB issued guidance to simplify several aspects of the accounting for share-based payment award transactions including the income tax consequences, the classification of awards as either equity or liabilities, and the classification on the statement of cash flows. Additionally, the guidance simplifies two areas specific to entities other than public business entities allowing them apply a practical expedient to estimate the expected term for all awards with performance or service conditions that have certain characteristics and also allowing them to make a one-time election to switch from measuring all liability-classified awards at fair value to measuring them at intrinsic value. The amendments were effective for the Bank for annual periods beginning with 2017. These amendments did not have a material effect on the Bank’s financial statements.

In June 2016, the FASB issued guidance to change the accounting for credit losses and modify the impairment model for certain debt securities. The amendments will be effective for the Bank for reporting periods beginning after December 15, 2020. Early adoption is permitted for all organizations for periods beginning after December 15, 2018.

The Bank will apply the amendments to the ASU through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. While early adoption is permitted beginning in first quarter 2019, we do not expect to elect that option. We are evaluating the impact of the ASU on our consolidated financial statements. We expect the ASU will result in an increase in the recorded allowance for loan losses given the change to estimated losses over the contractual life of the loans adjusted for expected prepayments. The majority of the increase results from longer duration portfolios. In addition to our allowance for loan losses, we will also record an allowance for credit losses on debt securities instead of applying the impairment model currently utilized. The amount of the adjustments will be impacted by each portfolio’s composition and credit quality at the adoption date as well as economic conditions and forecasts at that time.

In August 2016, the FASB amended the Statement of Cash Flows topic of the Accounting Standards Codification to clarify how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments will be effective for the Bank for fiscal years beginning after December 15, 2017 including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect these amendments to have a material effect on its financial statements.

In October 2016, the FASB amended the Income Taxes topic of the Accounting Standards Codification to modify the accounting for intra-entity transfers of assets other than inventory. The amendments will be effective for the Bank for fiscal years beginning after December 15, 2017 including interim periods within those fiscal years. Early adoption is permitted. The Bank does not expect these amendments to have a material effect on its financial statements.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In November 2016, the FASB amended the Statement of Cash Flows topic of the Accounting Standards Codification to clarify how restricted cash is presented and classified in the statement of cash flows. The amendments will be effective for the Bank for fiscal years beginning after December 15, 2017 including interim periods within those fiscal years. Early adoption is permitted. The Bank does not expect these amendments to have a material effect on its financial statements.

In January 2017, the FASB issued guidance to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendment to the Business Combinations Topic is intended to address concerns that the existing definition of a business has been applied too broadly and has resulted in many transactions being recorded as business acquisitions that in substance are more akin to asset acquisitions. The guidance will be effective for the Bank for reporting periods beginning after December 15, 2017. Early adoption is permitted. The Bank does not expect these amendments to have a material effect on its financial statements.

In January 2017, the FASB amended the Goodwill and Other Topic of the Accounting Standards Codification to simplify the accounting for goodwill impairment for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendment removes Step 2 of the goodwill impairment test. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The effective date and transition requirements for the technical corrections will be effective for the Bank for reporting periods beginning after December 15, 2020. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect these amendments to have a material effect on its financial statements.

In February 2017, the FASB amended the Other Income Topic of the Accounting Standards Codification to clarify the scope of the guidance on nonfinancial asset derecognition as well as the accounting for partial sales of nonfinancial assets. The amendments conform the derecognition guidance on nonfinancial assets with the model for transactions in the new revenue standard. The amendments will be effective for the Bank for reporting periods beginning after December 15, 2017. The Bank does not expect these amendments to have a material effect on its financial statements.

In May 2017, the FASB amended the requirements in the Compensation—Stock Compensation Topic of the Accounting Standards Codification related to changes to the terms or conditions of a share-based payment award. The amendments provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The amendments will be effective for the Bank for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Bank does not expect these amendments to have a material effect on its financial statements.

In February 2018, the FASB issued (2018-02), Income Statement (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which requires companies to reclassify the stranded effects in other comprehensive income to retained earnings as a result of the change in the tax rates under the Tax Cuts and Jobs Act. The Bank has opted to early adopt this pronouncement by retrospective application to each period (or periods) in which the effect of the change in the tax rate under the Tax Cuts and Jobs Act is recognized. The impact of the reclassification from other comprehensive income to retained earnings is $46,391.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Bank’s financial position, results of operations or cash flows.

Reclassifications

Certain amounts in the prior year’s financial statements have been reclassified to conform to the 2017 presentation. The reclassifications had no effect on net income or stockholders’ equity as previously recorded.

NOTE C – INVESTMENTS

The amortized cost and fair value of securities available for sale, with gross unrealized gains and losses, at December 31, 2017 and 2016 is as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2017
Mortgage-backed securities	$15,788,809	$1,908	$251,889	$15,538,828
SBA loan pools	5,309,249	-	121,814	5,187,435
Corporate debt securities	2,500,000	14,937	-	2,514,937
	$23,598,058	$16,845	$373,703	$23,241,200

2016
Mortgage-backed securities	$12,643,179	$8,316	$192,130	$12,459,365
SBA loan pools	6,191,694	-	184,104	6,007,590
Corporate debt securities	2,500,000	195	-	2,500,195
Corporate equity securities	652,951	45,942	-	698,893
	$21,987,824	$54,453	$376,234	$21,666,043

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE C – INVESTMENTS (continued)

During 2017, sales of available for sale investment securities resulted in gross realized losses of $204,130. During 2016, the Bank sold no investment securities. As of December 31, 2017, the Bank had no investment securities pledged. As of December 31, 2016, the fair value of investment securities pledged was $7.9 million.

The following table shows gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, for the 33 and 26 investment securities with unrealized losses at December 31, 2017 and 2016, respectively. At December 31, 2017, there were 22 securities in an unrealized loss position for 12 months or more. The unrealized losses related to mortgage-backed securities and SBA loan pools that have incurred fair value reductions due to higher bond market interest rates since the securities were purchased. The unrealized losses are not likely to reverse unless and until bond market interest rates decline to the levels that existed when the securities were purchased. Since none of the unrealized losses relate to the marketability of the securities or the issuer’s ability to honor redemption obligations, and the belief that it is not more likely than not that the Bank will have to sell any such securities before recovery of cost, none of the securities are deemed to be other-than-temporarily impaired.

	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2017
Mortgage-backed securities	$8,463,279	$86,013	$6,879,889	$165,876	$15,343,168	$251,889
SBA loan pools	529,109	544	4,658,326	121,270	5,187,435	121,814
Total temporarily impaired securities	$8,992,388	$86,557	$11,538,215	$287,146	$20,530,603	$373,703

2016
Mortgage-backed securities	$7,677,448	$130,869	$3,304,404	$61,261	$10,981,852	$192,130
SBA loan pools	6,007,590	184,104	-	-	6,007,590	184,104
Total temporarily impaired securities	$13,685,038	$314,973	$3,304,404	$61,261	$16,989,442	$376,234

The amortized cost and fair values of securities available for sale at December 31, 2017 by contractual maturity are shown below. Contractual maturities will differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Within one year	$—	$—
Over one year through five years	—	—
Five years through ten years	3,433,692	3,430,083
Over ten years	20,164,366	19,811,117
Total	$23,598,058	$23,241,200

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE C – INVESTMENTS (continued)

Non-marketable Equity Securities

The aggregate cost of the Bank’s cost method investments (FHLB stock and limited partnership investments) totaled $1,391,533 at December 31, 2017 and $1,383,833 at December 31, 2016. All non-marketable equity securities were evaluated for other than temporary impairment at December 31, 2017 and 2016. The Bank estimated that the fair value equaled or exceeded the cost of each of these investments (that is, the investments were not impaired) on the basis of the redemption provisions of the issuing entities or performance of the partnerships. The investments in equity securities are included with other investments in the balance sheets.

NOTE D – LOANS

Following is a summary of loans at December 31, 2017 and 2016:

	2017	2016
Loans secured by real estate:
Construction and development	$38,872,526	$34,083,064
Farmland	1,190,543	811,856
Home equity lines of credit	42,159,087	48,094,118
One-to-four family residential	60,919,329	54,937,492
Multi-family residential and commercial	119,160,473	93,188,693
Total real estate loans	262,301,958	231,115,223
Other loans:
Commercial and industrial	18,480,800	16,571,790
Loans to individuals	840,979	632,095
Total other loans	19,321,779	17,203,885

Total loans	281,623,737	248,319,108
Allowance for loan losses	(3,347,740)	(3,579,055)
Unamortized deferred fees, net	(407,712)	(495,673)

Total loans, net	$277,868,285	$244,244,380

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE D – LOANS (continued)

Real Estate Loans. Real estate loans include construction and land development loans, home equity lines of credit, residential mortgages and commercial real estate loans. The Bank manages the risks inherent in real estate loans by following established credit guidelines and underwriting practices designed to minimize risk of loss.

We originate construction and site development loans to contractors and builders primarily to finance the construction of single-family homes and subdivisions. Loans to finance the construction of single-family homes and subdivisions are generally offered to experienced builders in our primary market areas. All builders are qualified using the same standards as other commercial loan credits.

Home equity lines of credit typically consist of credits secured by a junior lien on a one-to-four family residential property. The lines are typically used for household, family and other personal expenditures.

Residential one-to-four family loans are typically construction loans that convert into permanent financing and are secured by properties located within the Bank’s market areas.

Multi-family residential and commercial real estate lending has involved loans secured by apartments, owner occupied commercial buildings for office, storage and warehouse space, as well as non-owner occupied multi-family residential and commercial buildings. The Bank generally requires the personal guaranty of borrowers and a demonstrated cash flow capability sufficient to service the debt. Loans secured by multi-family and commercial real estate may be larger in size and may involve a greater degree of risk than one-to-four family residential mortgage loans. Payments on such loans are often dependent on successful operation or management of the properties.

Other Loans. Other loans include commercial loans and loans to individuals. The Bank manages the risks inherent in consumer lending by following established credit guidelines and underwriting practices designed to minimize risk of loss.

Commercial loans include both secured and unsecured loans for working capital, expansion, and other business purposes. Short-term working capital loans may be secured by accounts receivable, inventory and/or equipment. The Bank also makes term commercial loans secured by equipment and real estate. Lending decisions are based on an evaluation of the financial strength, cash flow, management and credit history of the borrower, and the quality of the collateral securing the loan. With few exceptions, the Bank requires personal guarantees and secondary sources of repayment. Commercial loans generally provide greater yields and reprice more frequently than other types of loans, such as real estate loans.

Loans to individuals (consumer loans) include automobile loans, boat and recreational vehicle financing and miscellaneous secured and unsecured personal loans. Consumer loans generally can carry significantly greater risks than other loans, even if secured, if the collateral consists of rapidly depreciating assets such as automobiles and equipment. Repossessed collateral securing a defaulted consumer loan may not provide an adequate source of repayment of the loan. Consumer loan collections are sensitive to job loss, illness and other personal factors.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE D – LOANS (continued)

Loans are primarily made in Charlotte and the surrounding regions of North Carolina. Real estate loans can be affected by the condition of the local real estate market. Commercial and consumer loans can be affected by the local economic conditions.

The Bank engages in loan transactions with its directors and executive officers and related entities. Such loans are made in the ordinary course of business and on substantially the same terms and collateral as those for comparable transactions prevailing at the time and do not involve more than the normal risk of collectability or present other unfavorable features. A summary of related party loan transactions is as follows:

Balance at December 31, 2016	$7,957,932
Loan disbursements	6,932,030
Loan repayments	(3,590,378)

Balance at December 31, 2017	$11,299,586

At December 31, 2017, the Bank had pre-approved but unused lines of credit totaling $3.8 million to executive officers, directors and their related interests.

Credit Quality Indicators

As part of the on-going monitoring of the credit quality, the Bank assigns risk grades to the loans in the portfolio. Risk grades are based on several factors including historical payments, borrowers’ financial position and other factors. We use the following definitions for risk gradings:

Pass - Pass grade loans represent loans with adequate sources of repayment, and generally conform to the Bank’s policy requirements, product guidelines and underwriting standards.

Special mention - Loans identified as special mention have potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or the institution’s credit position at some future date.

Substandard – Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or repayment in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

Loss – Loans classified loss are considered uncollectable and of such little value that their continuance as bankable assets is not warranted. Such loans are to be charged off. This classification does not mean the loans has absolutely no recovery value, but that it is neither practical nor desirable to defer writing off these loans even through partial recovery may be obtained in the future.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE D – LOANS (continued)

The following is a summary of recorded investment in loans by credit quality indicators at December 31, 2017 and 2016:

	Pass	Special Mention	Substandard	Total
December 31, 2017		(in thousands)

Loans secured by real estate:
Construction 1-4 family	$21,900	$—	$—	$21,900
Construction other	16,049	924	—	16,973
Farmland	1,191	—	—	1,191
Home equity lines of credit	41516	644	—	42160
1-4 family first liens	55,548	110	291	55,949
1-4 family junior liens	4,404	121	444	4,969
Multi-family residential	5,468	18	—	5,486
Owner occupied commercial	69,192	—	169	69,361
Non-owner occupied commercial	44,313	—	—	44,313
Other loans:
Commercial and industrial	18,211	—	270	18,481
Loans to individuals	807	34	—	841

	$278,599	$1,851	$1,174	$281,624

	Pass	Special Mention	Substandard	Total
December 31, 2016		(in thousands)

Loans secured by real estate:
Construction 1-4 family	$23,116	$—	$—	$23,116
Construction other	10,547	317	103	10,967
Farmland	812	—	—	812
Home equity lines of credit	47,475	619	—	48,094
1-4 family first liens	48,274	500	597	49,371
1-4 family junior liens	5,077	—	489	5,566
Multi-family residential	2,245	18	—	2,263
Owner occupied commercial	59,204	—	179	59,383
Non-owner occupied commercial	30,298	857	388	31,543
Other loans:
Commercial and industrial	16,375	—	197	16,572
Loans to individuals	632	—	—	632

	$244,055	$2,311	$1,953	$248,319
The Bank had no loans graded doubtful or loss at December 31, 2017 or 2016.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE D – LOANS (continued)

Nonaccrual Loans and Past Due Loans

The following is a breakdown of nonaccrual loans as of December 31, 2017 and 2016:

	2017	2016
	(in thousands)
Loans secured by real estate:
1-4 family first liens	$290	$597
Non-owner occupied commercial real estate	-	388
Other loans:
Commercial and industrial	270	128

	$560	$1,113

Loans are considered past due if the required principal and interest payments have not been received as of the contractual due date. Non-accrual loans are included in the tables below. The following table presents the age analysis of the Bank’s recorded investment in loans as of December 31, 2017 and 2016:

	30-59 Days	60-89 Days	Greater Than 90		Total
	Past Due	Past Due	Days	Current	Loans
December 31, 2017	(in thousands)

Loans secured by real estate:
Construction 1-4 family	$—	$—	$—	$21,900	$21,900
Construction other	—	—	—	16,973	16,973
Farmland	—	—	—	1,191	1,191
Home equity lines of credit	130	—	—	42,030	42,160
1-4 family first liens	—	—	290	55,659	55,949
1-4 family junior liens	—	—	—	4,969	4,969
Multi-family residential	—	—	—	5,486	5,486
Owner occupied commercial	—	—	—	69,361	69,361
Non-owner occupied commercial	—	—	—	44,313	44,313
Other loans:
Commercial and industrial	28	—	—	18,453	18,481
Loans to individuals	—	—	—	841	841

	$158	$—	$290	$281,176	$281,624

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE D – LOANS (continued)

	30-59 Days	60-89 Days	Greater Than 90		Total
	Past Due	Past Due	Days	Current	Loans
December 31, 2016	(in thousands)

Loans secured by real estate:
Construction 1-4 family	$—	$—	$—	$23,116	$23,116
Construction other	—	—	—	10,967	10,967
Farmland	—	—	—	812	812
Home equity lines of credit	33	—	—	48,061	48,094
1-4 family first liens	34	164	597	48,576	49,371
1-4 family junior liens	—	—	—	5,566	5,566
Multi-family residential	—	—	—	2,263	2,263
Owner occupied commercial	—	—	—	59,383	59,383
Non-owner occupied commercial	—	—	388	31,155	31,543
Other loans:
Commercial and industrial	—	—	128	16,444	16,572
Loans to individuals	—	—	—	632	632

	$67	$164	$1,113	$246,975	$248,319

As of December 31, 2017 and 2016, the Bank had no loans over 90 days past due and still accruing.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE D – LOANS (continued)

Impaired Loans

The following tables present the Bank’s investment in loans considered to be impaired and related information on those impaired loans as of December 31, 3017 and 2016:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2017	(in thousands)

With no related allowance recorded:
Loans secured by real estate:
Construction other	$36	$421	$—	$43	$17
Home equity lines of credit	300	300	—	300	11
1-4 family first liens	290	290	—	294	8
1-4 family junior liens	444	444	—	456	21
Owner occupied commercial	169	169	—	174	8
With an allowance recorded:
Loans secured by real estate:
1-4 family junior liens	31	31	19	32	1
Other loans:
Commercial and industrial	270	270	270	338	22
Total impaired loans
Loans secured by real estate:
Construction other	36	421	—	43	17
Home equity lines of credit	300	300	—	300	11
1-4 family first liens	290	290	—	294	8
1-4 family junior liens	475	475	19	488	22
Owner occupied commercial	169	169	—	174	8
Other loans:
Commercial and industrial	270	270	270	338	22

Total impaired loans	$1,540	$1,925	$289	$1,637	$88

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE D – LOANS (continued)

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2016	(in thousands)

With no related allowance recorded:
Loans secured by real estate:
Construction other	$152	$524	$—	$156	$24
Home equity lines of credit	301	301	—	301	12
1-4 family first liens	597	597	—	608	28
1-4 family junior liens	20	27	—	35	2
Owner occupied commercial	179	179	—	185	10
Non-owner occupied commercial	388	388	—	426	15
Other loans:
Commercial and industrial	128	235	—	135	69
With an allowance recorded:
Loans secured by real estate:
1-4 family junior liens	469	469	63	235	3
Other loans:
Commercial and industrial	17	69	17	26	7
Total impaired loans
Loans secured by real estate:
Construction other	152	524	—	156	24
Home equity lines of credit	301	301	—	301	12
1-4 family first liens	597	597	—	608	28
1-4 family junior liens	489	496	63	270	5
Owner occupied commercial	179	179	—	185	10
Non-owner occupied commercial	388	388	—	426	15
Other loans:
Commercial and industrial	145	304	17	161	76

Total impaired loans	$2,251	$2,789	$80	$2,107	$170

Troubled debt restructured loans are those for which concessions have been granted due to the borrower’s weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur and a sustained payment performance period is obtained. As of December 31, 2017 and 2016, the Bank had approximately $766 thousand and $489 thousand of loans which were considered troubled debt restructurings, respectively. At December 31, 2017 and 2016, $475 thousand and $489 thousand of these restructured loans, respectively, were still accruing.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE D – LOANS (continued)

The Bank had three new troubled debt restructurings during 2017. The Bank had one new trouble debt restructuring during 2016. The following table reports troubled debt restructurings that occurred:

Year Ended December 31, 2017	Number of loans	Recorded investment prior to modification	Recorded investment after modification	Adjustment to allowance as a result of the restructuring
		(in thousands)

Modified payment terms:
1-4 family first lien	1	$291	$291	$—
New loan created as part of a deficiency agreement:
1-4 family junior lien	2	475	475	—

	2	$766	$766	$—

Year Ended December 31, 2016	Number of loans	Recorded investment prior to modification	Recorded investment after modification	Adjustment to allowance as a result of the restructuring
		(in thousands)

New loan created as part of a deficiency agreement:
1-4 family junior lien	1	$478	$478	$—

	1	$478	$478	$—

During the years ended December 31, 2017 and 2016, the Bank had no troubled debt restructured loans that were modified during 2017 or 2016 that subsequently defaulted on the modified terms of the loan.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE D – LOANS (continued)

Allowance for Loan Losses

The following table presents the activity in the allowance for loan losses for the years ended December 31, 2017 and 2016:

	Beginning of Year	Charge offs	Recoveries	Provision	End of Year
Year Ending December 31, 2017	(in thousands)
One-to-four family residential	$697	$—	$—	$(28)	$669
Multi-family residential and commercial	1,358	—	10	(79)	1,289
Construction and development	388	—	12	20	420
Farmland	9	—	—	3	12
Home equity lines of credit	555	—	6	(100)	461
Commercial and industrial	277	—	195	16	488
Loans to individuals	9	(10)	—	10	9
Unallocated	286	—	—	(286)	—
	$3,579	$(10)	$223	$(444)	$3,348

	Beginning of Year	Charge offs	Recoveries	Provision	End of Year
Year Ending December 31, 2016	(in thousands)
One-to-four family residential	$456	$—	$24	$217	$697
Multi-family residential and commercial	1,418	(143)	127	(44)	1,358
Construction and development	303	(13)	277	(179)	388
Farmland	7	—	—	2	9
Home equity lines of credit	453	(31)	6	127	555
Commercial and industrial	860	(558)	75	(100)	277
Loans to individuals	8	(12)	1	12	9
Unallocated	321	—	—	(35)	286
	$3,826	$(757)	$510	$—	$3,579

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE D – LOANS (continued)

The following table presents the balance in the allowance for loan losses disaggregated on the basis of the Bank’s impairment measurement method and the related recorded investment in loans at December 31, 2017 and 2016:

	Reserves for loans individually evaluated for impairment	Loans individually evaluated for impairment	Reserves for loans collectively evaluated for impairment	Loans collectively evaluated for impairment
December 31, 2017		(in thousands)

One-to-four family residential	$19	$765	$650	$60,153
Multi-family residential and commercial real estate	-	169	1,289	118,991
Construction and development	-	36	420	38,837
Farmland	-	-	12	1,191
Home equity lines of credit	-	300	461	41,860
Commercial and industrial	270	270	218	18,211
Loans to individuals	-	-	9	841
	$289	$1,540	$3,059	$280,084

	Reserves for loans individually evaluated for impairment	Loans individually evaluated for impairment	Reserves for loans collectively evaluated for impairment	Loans collectively evaluated for impairment
December 31, 2016		(in thousands)

One-to-four family residential	$63	$1,086	$634	$53,851
Multi-family residential and commercial real estate	-	567	1,358	92,622
Construction and development	-	152	388	33,931
Farmland	-	-	9	812
Home equity lines of credit	-	301	555	47,793
Commercial and industrial	17	145	260	16,427
Loans to individuals	-	-	9	632
Unallocated	-	-	286	-
	$80	$2,251	$3,499	$246,068

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE E – BANK PREMISES AND EQUIPMENT

Following is a summary of bank premises and equipment at December 31, 2017 and 2016:

	2017	2016

Leasehold improvements	$1,597,866	$1,575,632
Furniture and equipment	4,006,584	4,151,847
	5,604,450	5,727,479
Accumulated depreciation	(4,658,633)	(4,553,492)

Total	$945,817	$1,173,987

Depreciation amounting to $305,338 and $319,071 in 2017 and 2016, respectively, is included in occupancy and equipment expense. The Bank retired fully depreciated fixed assets totaling $196,621 and $111,344 in 2017 and 2016, respectively. During 2017, the Bank retired non-fully depreciated fixed assets totaling $4,694 which resulted in a net loss of $1,118. During 2016, the Bank retired non-fully depreciated fixed assets totaling $88,223 which resulted in a net loss of $42,975.

NOTE F – OTHER REAL ESTATE OWNED

The components of other real estate owned for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016

Balance at beginning of year	$5,006,833	$5,931,049
Disposals	(2,237,502)	(3,162,977)
Additions	-	2,652,850
Capital expenditures	-	128,485
Write down of other real estate owned value	(70,121)	(542,574)

Balance at end of year	$2,699,210	$5,006,833

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE G – DEPOSITS

The aggregate amount of time deposits in denominations of $250,000 or more at December 31, 2017 and 2016 was $24,806,679 and $18,629,264, respectively. There were no brokered deposits at December 31, 2017 and 2016, respectively. At December 31, 2017, the scheduled maturities of certificates of deposit are as follows:

	Less than $250,000	$250,000 or more	Total

2018	$35,835,143	$15,555,676	$51,390,819
2019	20,801,353	7,580,638	28,381,991
2020	2,024,727	1,670,365	3,695,092
2021	910,397	-	910,397
2022	113,930	-	113,930

Total	$59,685,550	$24,806,679	$84,492,229

The amount of overdrafts classified as loans at December 31, 2017 and 2016 was $408 and $1,163, respectively. Related party deposits totaled $18,734,114 and $12,911,601 at December 31, 2017 and 2016, respectively.

NOTE H – BORROWINGS

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. The weighted average interest rate at December 31, 2017 and 2016 were 0.00 percent and 0.00 percent, respectively. The maximum month-end balance during 2017 and 2016 was $4,350,965 and $13,193,469, respectively. The average outstanding balance during the years ended December 31, 2017 and 2016 amounted to $786,890 and $7,264,200 with an average rate paid of 0.00 percent and 0.00 percent, respectively. Securities sold under agreements to repurchase are collateralized by securities with a fair market value of 100 percent of the agreement.

FHLB Advances

FHLB advances are presented below. The Bank did not prepay any advances during 2017 or 2016.

Maturity	Rate Type	Interest Rate	2017	2016
June 24, 2019	Fixed	1.05%	$5,000,000	$5,000,000
February 16, 2021	Fixed	1.45%	10,000,000	10,000,000
			$15,000,000	$15,000,000

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE H – BORROWINGS (continued)

Available Borrowing Lines

The Bank had available lines of credit totaling $84.0 million and $75.6 million from banks at December 31, 2017 and 2016, respectively. These lines can be revoked at the lender’s discretion. At December 31, 2017, the Bank had loans with a book value of $59.5 million pledged to secure the lines of credit.

NOTE I – INCOME TAXES

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the “2017 Tax Act”). The 2017 Tax Act includes a number of changes to existing tax laws that impact the Bank, most notably a reduction of the U.S. corporate income tax from 35 percent to 21 percent for tax years beginning after December 31, 2017.

The Bank recognized the income tax effects of the 2017 Tax Act in its 2017 financial statement in accordance with Staff Accounting Bulletin No. 118 which proves guidance for the application of ASC Topic 740, Income Taxes, in the reporting period in which the 2017 Tax Act was signed into law. As such, the Bank’s financial results reflect the income tax effects of the 2017 Tax Act for which the accounting under ASC Topic 740 is incomplete but a reasonable estimate could be determined. The Bank did not identify items for which the tax effects of the 2017 Tax Act have not been completed and a reasonable estimate could not be determined as of December 31, 2017.

The significant components of the provision for income taxes for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016

Current tax provision:
Federal	$—	$—
State	135	—
	135	—

Deferred tax provision:
Federal	3,640,926	140,508
State	176,896	359,764
Total deferred tax benefit	3,817,822	500,272

Provision for income tax expense before adjustment to
deferred tax valuation allowance	3,817,957	500,272

Decrease in valuation allowance	(6,428,226)	(500,272)

Net benefit for income taxes	$(2,610,269)	$—

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE I – INCOME TAXES (continued)

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34 percent to income before income taxes for the years ended December 31, 2017 and 2016 is summarized below:

	2017	2016

Tax computed at the statutory federal rate	$671,754	$247,683
Increase (decrease) resulting from:
State income taxes, net of federal tax benefit	116,840	237,444
Other	(24,340)	15,145
Impact from federal income tax rate change	3,053,703	—
Adjustment to deferred tax asset valuation allowance	(6,428,226)	(500,272)

(Benefit) Provision for income taxes	$(2,610,269)	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2017 and 2016 are as follows:

	2017	2016

Deferred tax assets relating to:
Allowance for loan losses	$769,144	$1,287,744
Deferred compensation	2,569	12,051
Net operating loss carry-forward	4,296,655	6,821,624
Foreclosed assets	98,272	764,807
Charitable contribution	8,148	9,447
Premises and equipment	93,393	123,768
Unrealized loss on securities available for sale	82,010	115,780
Other	61,978	90,267
Valuation allowance	(2,656,791)	(9,085,017)

Total deferred tax assets	2,755,378	140,471

Deferred tax liabilities relating to:
Prepaid expenses	16,577	24,691

Total deferred tax liabilities	16,577	24,691

Net recorded deferred tax asset	$2,738,801	$115,780

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE I – INCOME TAXES (continued)

As of December 31, 2017 and December 31, 2016, gross deferred income tax assets totaled approximately $5.4 million and $9.2 million, respectively. In 2016, the Bank’s gross deferred tax assets were offset by a valuation allowance of $9.1 million. During 2017, management reevaluated the continuing need for this allowance and determined that it is more likely than not that all but $2.7 million of the Bank’s deferred tax assets will be realized.

The Bank’s deferred tax assets consist primarily of federal and North Carolina loss carryforwards from prior periods. The federal net operating loss carryforwards were $18.7 million and $19.0 million and the North Carolina net economic loss carryforwards were $18.6 million and $18.9 million at December 31, 2017 and 2016, respectively.

Management regularly evaluates the likelihood that the Bank will be able to realize its deferred tax assets and the continuing need for a valuation allowance. In 2016 and prior years, management determined that sufficient evidence was not available to conclude that it was more likely than not that its deferred tax assets could be realized, requiring a valuation allowance for all deferred tax assets except the unrealized losses under FAS 115. At December 31, 2017, management determined, based on all available positive and negative evidence, that it is more likely than not that future taxable income will be available to utilize the majority of the federal net operating loss carryforward and the North Carolina net economic loss carryforward. As a result of this determination, $6.4 million of valuation allowance against the Bank's deferred tax assets was reversed. A number of factors played a critical role in this determination, including:

•	Improvements in the asset quality of the loan portfolio and diminishment of credit-related losses that were the source of the Bank's losses;

•	Implementation of strong internal controls making it unlikely that the large volume of troubled loans leading to the Bank’s losses will reoccur;
•	Continued improvement of the Bank’s financial metrics and eight consecutive quarters of earnings;
•	A credible forecast of future taxable income based on management’s demonstrated forecasting accuracy; and
•	Long-dated carryforward periods.

Accordingly, upon consideration of all available objectively verifiable positive and negative evidence, management has applied its judgment to conclude that the Bank’s valuation allowance should be reduced from $9.1 million at December 31, 2016 to $2.7 million at December 31, 2017.

Management will continue to regularly assess the Bank’s ability to realize its deferred tax assets. Changes in earnings performance and future earnings projections may, among other factors, require the Bank to adjust its valuation allowance, which would impact the Bank's income tax expense in the period of adjustment.

Net operating loss carryforwards of approximately $18.7 million expire in 2032 through 2036. With limited exceptions, tax returns for 2014 through 2017 are subject to examination by the taxing authorities.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE I – INCOME TAXES (continued)

The Bank measures deferred tax assets and liabilities using enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid. Accordingly, the company’s deferred tax assets and liabilities were remeasured to reflect the reduction in the U.S. corporate income tax rate from 34 percent to 21 percent, resulting in a $3.1 million increase in income tax expense for the year ended December 31, 2017 and a corresponding $3.1 million decrease in net deferred tax assets as of December 31, 2017.

The Bank has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions.

NOTE J – REGULATORY MATTERS

The Bank, as a North Carolina banking corporation, may pay cash dividends only out of undivided profits as determined pursuant to North Carolina General Statutes. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such limitation is in the public interest and is necessary to ensure financial soundness of the Bank. The Bank cannot currently pay dividends without written consent of Supervisory Authorities.

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as prescribed by regulations, of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. The Order, as set forth above, requires the Bank to achieve and maintain Tier 1 capital to average assets of not less than 8 percent and total risk-based capital of not less than 12 percent for the life of the Order. The Bank has not achieved the required capital levels by the deadline imposed under the Order but is continuing to work to comply with the capital directive. The Bank is not “well capitalized” for capital adequacy purposes under the terms of the Order and may not be deemed so in the future, even if the Bank exceeds the levels of capital required under the Order without notification by the regulators.

In July 2013, the Board of Governors of the Federal Reserve System and the FDIC issued final rules implementing the Basel III regulatory capital framework and related Dodd-Frank Act Requirements. The final rules revise minimum capital requirements and adjust prompt corrective action thresholds. The final rules revise the regulatory capital elements, add a new Common Equity Tier 1 capital ratio, and increase the minimum Tier 1 capital ratio requirement. The final rules also permit certain banking organizations to retain, through a one-time election, the existing treatment for accumulated other comprehensive income and implement a new capital conservation buffer. The final rules took effect on January 1, 2015, subject to a transition period for certain parts of the rules.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE J – REGULATORY MATTERS (continued)

As of December 31, 2017, the most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. The Bank’s capital amounts (in thousands) and ratios are as follows:

	Actual
				Well Capitalized
				Under Prompt
	Amount	Ratio	Adequately Capitalized	Corrective Action

December 31, 2017
Total Capital (to Risk-Weighted Assets)	$40,543	14.3%	8.0%	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	37,149	13.1%	6.0%	8.0%
Tier 1 Capital (to Average Assets)	37,149	11.3%	4.0%	5.0%
Common Equity Tier 1 (to Risk-Weighted assets)	37,149	13.1%	4.5%	6.5%

December 31, 2016
Total Capital (to Risk-Weighted Assets)	$37,438	14.7%	8.0%	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	34,195	13.4%	6.0%	8.0%
Tier 1 Capital (to Average Assets)	34,195	10.6%	4.0%	5.0%
Common Equity Tier 1 (to Risk-Weighted assets)	34,195	13.4%	4.5%	6.5%

NOTE K – LEASES

The Bank leases its office facilities under operating leases that have remaining terms from three to six years. Rental expense amounting to $969,067 and $964,645 during the years ended December 31, 2017 and 2016 is included in occupancy expense on the accompanying statement of operations. The following table presents the minimum future lease payments for the next five years:

2018	$991,159
2019	997,187
2020	1,003,632
2021	987,122
2022	977,361

$4,956,461

During 2011, the Bank entered into an agreement to sublease space in its office facilities. The lease is for a term of seven years. Income related to the sublease was approximately $195,805 and $186,432 during 2017 and 2016, respectively. The total approximate amount of minimum rental payments to be received over the remaining life of the subleases as of December 31, 2017 was $105,536. The Bank received notice in January of 2018 that the renewal option of the sublease would be executed.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE L – OFF-BALANCE SHEET RISK

Credit-Related

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit. In management’s opinion, these commitments represent no more than normal lending risk to the Bank and will be funded from normal sources of liquidity.

A summary of the Bank’s credit-related exposure to off-balance sheet risk as of December 31, 2017 and 2016 is as follows:

	2017	2016
	(in thousands)
Commitments to extend credit	$36,258	$39,385
Undisbursed lines of credit	34,192	29,949
Standby letters of credit	598	335

Total	$71,048	$69,669

Other Commitments

Federal regulations require financial institutions to set aside a specified amount as a reserve against transaction accounts and time deposits. At December 31, 2017, the Bank’s reserve requirement was $1.5 million.

The Bank has an unfunded commitment related to one of its investments in a limited partnership. At December 31, 2017, the unfunded commitment totaled $275,000.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE M – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The Bank groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair values. These levels are:

Level 1    Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3
Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques included use of option pricing models, discounted cash flow models and similar techniques.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Investment Securities

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing modes or other model-based valuation techniques such as present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities included those traded on an active exchange, such as the New York Stock Exchange and U.S. Treasury securities that are traded by dealers or brokers in an active over-the-counter markets and money market funds. Level 2 securities included mortgage-backed securities issued by government-sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include corporate debt securities in less liquid markets.

Mortgage Loans Held for Sale

Mortgage loans held for sale include mortgage loans and are carried at the lower of cost or market value. The fair values of mortgage loans held for sale are based on current market rates from investors within the secondary market for loans with similar characteristics. Carrying value approximates fair value. These loans are classified as Level 2.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE M – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

Impaired Loans

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Other Real Estate Owned

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Assets measured at fair value on a recurring basis are summarized below:

	December 31, 2017 (in thousands)
	Fair Value	Level 1	Level 2	Level 3

Investments
Mortgage backed securities	$15,539	$ -	$15,539	$ -
SBA loan pools	5,187	-	5,187	-
Corporate debt securities	2,515	-	1,000	1,515

	December 31, 2016 (in thousands)
	Fair Value	Level 1	Level 2	Level 3

Investments
Mortgage-backed securities	$12,459	$ -	$12,459	$ -
SBA loan pools	6,008	-	6,008	-
Corporate debt securities	2,500	-	1,000	1,500
Corporate equity securities	699	699	-	-

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE M – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

A reconcilement of Level 3 Corporate Debt Security activity is summarized below:

	2017	2016
	(in thousands)

Balance at beginning of year	$1,500	$500
Gains / losses
Earnings	-	-
Other comprehensive income	15	-
Purchase, issuances, and settlements	-	1,000
Transfers in (out)	-	-
Balance at end of year	$1,515	$1,500

Assets measured at fair value on a non-recurring basis are summarized below:

	December 31, 2017 (in thousands)
	Fair Value	Level 1	Level 2	Level 3

Mortgage loans held for sale	$1,217	$ -	$1,217	$ -
Impaired loans	1,251	-	-	1,251
Other real estate owned	2,699	-	-	2,699

	December 31, 2016 (in thousands)
	Fair Value	Level 1	Level 2	Level 3

Mortgage loans held for sale	$2,404	$ -	$2,404	$ -
Impaired loans	2,171	-	-	2,171
Other real estate owned	5,007	-	-	5,007

The Bank has a large percentage of loans with real estate serving as collateral. Loans which are deemed to be impaired are primarily valued on a nonrecurring basis at the fair value of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be Level 3 inputs. Third party appraisals are generally obtained when a loan is identified as being impaired or at the time it is transferred to OREO.  This internal process would consist of evaluating the underlying collateral to independently obtained comparable properties. Generally the independent and internal evaluations are updated annually.  Factors considered in determining the fair value include geographic sales trends, the value of comparable surrounding properties as well as the condition of the property. The aggregate amount of impaired loans was $1.5 million and $2.3 million at December 31, 2017 and 2016, respectively.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE M – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

For Level 3 assets measured at fair value on a non-recurring basis as of December 31, 2017 and 2016, the significant unobservable inputs used in the fair value measurements were as follows:

As of December 31, 2017:

(dollars in thousands)	Fair Value	Valuation Technique	Significant Unobservable Inputs	Significant Unobservable Inputs
Impaired loans	$1,251	Appraisal value and discounted cash flows	Appraisals and/or sales of comparable properties	Appraisals discounted 6 to 10% for sales commissions and other holding costs
Other real estate owned	$2,699	Appraisal, comparison sales, other estimates	Appraisals and/or sales of comparable properties	Appraisals discounted 6 to 10% for sales commissions and other holding costs

As of December 31, 2016:

(dollars in thousands)	Fair Value	Valuation Technique	Significant Unobservable Inputs	Significant Unobservable Inputs
Impaired loans	$2,171	Appraisal value and discounted cash flows	Appraisals and/or sales of comparable properties	Appraisals discounted 6 to 10% for sales commissions and other holding costs
Other real estate owned	$5,007	Appraisal, comparison sales, other estimates	Appraisals and/or sales of comparable properties	Appraisals discounted 6 to 10% for sales commissions and other holding costs

NOTE N – EMPLOYEE AND DIRECTOR BENEFIT PLANS

401(k) Plan

The Bank has a 401(k) Plan in which substantially all employees are eligible to participate. Discretionary matching contributions vest to the employee immediately. For the years ended December 31, 2017 and 2016, expense attributable to the Plan amounted to $158,580 and $112,731, respectively, and is included in salaries and benefits expense.

Stock-Based Compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees and non-employee directors. Compensation cost is measured as the fair value of these awards on their date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Bank’s common stock at the date of grant is used as the fair value of restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period for stock option and restricted stock awards.

The Bank’s stock incentive programs are long-term retention programs intended to attract, retain, and provide incentives for key employees and non-employee directors in the form of incentive and non-qualified stock options and restricted stock.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE N – EMPLOYEE AND DIRECTOR BENEFIT PLANS (continued)

Stock-based compensation expense was recorded as follows:

	For the years ended December 31,
	2017	2016

Stock option expense	$130,484	$25,201
Restricted stock grant expense	213,865	-

Total	$344,349	$25,201

Equity Incentive Plans

In 2005, the Bank's stockholders approved a Nonstatutory Stock Option Plan (the Director Plan) and an Incentive Stock Option Plan (Employee Plan). On June 19, 2012, the Shareholders voted in favor of amending both the Director and Employee Stock Option Plans. The amendments increase the number of shares of Common Stock for which options may be granted under each Plan from 400,889 to 10 percent multiplied by the number of shares of Common Stock outstanding immediately upon completion of the 2013 Capital Offering. On June 27, 2013, the Bank completed the Capital Offering which increased the number of Common Shares issued and outstanding to 25,154,896. This effectively increased the maximum number of shares available for grant under the plans from 801,778 to 5,030,978, which represents 10 percent of the issued and outstanding Common Shares for each Plan. Both Plans expired in 2015, and therefore, no adjustments were made for the 2015 capital raise. Option prices for both plans are established at market value on the grant date.

In 2016, the Bank’s stockholders approved the 2016 Equity Incentive Plan (the Plan) that provides for the grant of stock options, restricted stock, restricted stock units, and other stock-based awards to officers, employees, directors, advisors, and consultants and such similar persons as the Bank’s affiliates. A total of 5,000,000 shares of common stock have been reserved for the issuance of awards under the Plan. The Plan replaced the Bank’s existing stock option plans that expired in May 2015.

Below is a summary of activity related to the shares available for future grants under the 2016 Equity Incentive Plan. This table provides combined stock option and restricted share activity for the years ended December 31:

	2017	2016

Balance at beginning of year	4,231,481	-
2016 equity incentive plan adopted	-	5,000,000
Stock options granted	(1,110,077)	(768,519)
Stock options forfeited from 2016 equity incentive plan	-	-
Stock options exercised	-	-
Restricted stock granted	(616,878)	-
Restricted stock forfeited	-	-

Shares Available for Future Grants	2,504,526	4,231,481

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE N – EMPLOYEE AND DIRECTOR BENEFIT PLANS (continued)

Stock Options

Options granted become exercisable in accordance with the vesting schedule specified by the Board of Directors in the participant’s agreements. All unexercised options expire 10 years after the date of grant.

A summary of the Bank’s option plans for the years ended December 31, 2017 and 2016 is as follows:

	Number Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Term	Intrinsic Value

Exercisable at December 31, 2015	1,519,644	$0.97	7.07	$57,846

Options granted	768,519	$0.54
Options forfeited	(703,930)	1.50
Options exercised	-	-

At December 31, 2016	1,653,950	$0.52	8.01	$35,417

Exercisable at December 31, 2016	907,561	$0.50	6.61	$34,617

Options granted	1,110,077	$0.54
Options forfeited	(17,535)	0.50
Options exercised	-	-

At December 31, 2017	2,746,492	$0.53	7.89	$748,804

Exercisable at December 31, 2017	1,371,643	$0.51	6.78	$391,343

	Non-vested Options Outstanding	Weighted Average Exercise Price

Non-vested options December 31, 2016	746,389	$0.54

Options granted	1,110,077	$0.54
Options forfeited or exercised	-	-
Options vested	(481,617)	0.54

Non-vested options December 31, 2017	1,374,849	$0.54

As of December 31, 2017 and 2016, respectively, there was $370,775 and $202,844 in unrecognized compensation cost related to compensation arrangements granted under all of the Bank’s stock option plans.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE N– EMPLOYEE AND DIRECTOR BENEFIT PLANS (continued)

The fair value of each option grant is estimated on the date of grant using the Black-Sholes options model with the following weighted-average assumptions used for grants in 2017 and 2016 is below.

	2017	2016
Dividend yield	0.0%	0.0%
Volatility	35.7-37.5%	37.8%
Risk free interest rate	2.29-2.40%	1.68-2.22%
Expected life	10 years	10 years
Weighted average fair value	$0.28	$0.27

Restricted Stock

Shares of restricted stock granted to employees under the stock plans are subject to restrictions as to continuous employment for a specified time period following the date of grant. During this period, the holder is entitled to full voting rights and dividends. The Bank had no restricted stock grants in 2016.

A summary of the status of the Bank’s nonvested restricted stock and changes for the year ended December 31, 2017 is as follows:

	Restricted Shares	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	—	$—
Granted	616,878	0.54
Vested	(396,046)	0.54
Forfeited	—	—
Nonvested at end of year	220,832	$0.54

At December 31, 2017, there was $119,249 of total unrecognized cost related to nonvested restricted stock grants. The cost is expected to be recognized over a weighted-average period of 2.2 years.

Deferred Compensation Plans

The Bank established the NewDominion Bank Deferred Compensation Plan for Directors and Key Executives in October 2005. In exchange for deferring compensation, the participants will receive the value of this deferred compensation upon the attainment of his or her 65th birthday. The Bank may make additional contributions to this account; however, none have been made through December 31, 2017. As of December 31, 2017 and 2016, the liability for the deferred compensation plans totaled $11,181 and $33,495, respectively. For the period ended December 31, 2017 and 2016, expense attributable to the Plan amounted to $2,128 and $2,416, respectively.

NewDominion Bank
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE O– SUBSEQUENT EVENTS

On January 22, 2018, Park National Corporation (“Park”), the parent holding company for Park National Bank (the “Merger Sub”), a wholly-owned subsidiary of Park, and the Bank entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) which provides that subject to the terms set forth in the Agreement, Park will acquire the Bank in a cash and stock transaction. In November 2016, Park made an investment of $3.5 million in the Bank, giving Park 8.55 percent ownership of the Bank’s outstanding common stock. Under the terms of the Merger Agreement, Park will pay $76.4 million to acquire the remaining 91.45 percent of Bank common stock and options.

Bank stockholders can elect to receive either 0.01023 shares of Park common stock or $1.08 in cash for each share of Bank common stock owned, subject to proration such that the total consideration related to this transaction will consist of approximately 60 percent Park common stock and 40 percent cash. The Merger Agreement, in which the Bank will merge with and into the Merger Sub, is subject to approval by the Bank’s stockholders, regulatory approvals and other customary closing conditions.

The Merger Agreement contains customary representations and warranties from Park and the Bank, and Park and the Bank have agreed to customary covenants and agreements, including, among others, covenants and agreements relating to (l) the conduct of their respective businesses during the interim period between the execution of the Merger Agreement and the closing of the merger, (2) the Bank’s obligation to facilitate its stockholders’ consideration of, and voting upon, the necessary approval of the Merger Agreement, (3) the recommendation by the board of directors of the Bank in favor of the necessary approval by its stockholders, and (4) the Bank’s non-solicitation obligations relating to alternative business combination transactions.

The Bank has agreed to pay Park a termination fee of $4.2 million if the Merger Agreement is terminated under the following circumstances:

•
by Park because the board of directors of the Bank fails to make a recommendation to the Bank stockholders to adopt the Merger Agreement (or withdraws or modifies such recommendation), or the Bank has materially breached its covenant not to solicit, or engage in discussions or negotiations regarding, alternative acquisition proposals, or

•
by either Park or the Bank if the Bank has received a superior proposal, and the board of directors of the Bank has notified Park of its intention to change its recommendation to the Bank stockholders or made such change.

The boards of directors of Park and the Bank have approved the Merger Agreement. The transaction is anticipated to close in the third quarter of 2018, subject to customary closing conditions, including regulatory approvals, and the approval of the stockholders of the Bank.

The Bank has evaluated subsequent events for recognition and disclosure through March 1, 2018 which is the date the financial statements were available to be issued.